Exhibit 99.1

FCA ANNUAL REPORT

At December 31, 2016

BOARD OF DIRECTORS

Chairman John Elkann (3)

Chief Executive Officer Sergio Marchionne

Directors Andrea Agnelli Tiberto Brandolini d'Adda Glenn Earle (1) Valerie A. Mars (1) (2) Ruth J. Simmons (3) Ronald L. Thompson (1)
Patience Wheatcroft (1) (3) Stephen M. Wolf (2) Ermenegildo Zegna (2)

Independent Auditor Ernst & Young Accountants LLP
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Governance and Sustainability Committee.

LETTER FROM THE CHAIRMAN AND THE CEO
FCA closed 2016 with another record financial performance while continuing to be recognized for its sustainable operating model.
We exceeded our full-year guidance in all key metrics, made all the more significant by the fact that our targets were revised upward twice during the year. In addition, all of our segments were profitable and showed improvement over the prior year.
Adjusted EBIT for the year climbed 26 percent to €6.1 billion. We posted a Net profit of €1.8 billion, significantly improving from €93 million the prior year, and our Adjusted net profit was up 47 percent to €2.5 billion. We also reduced Net industrial debt further to €4.6 billion, which represents almost a half billion euro improvement from year-end 2015.
With these results, we have achieved or exceeded all the key targets in the first three years of our 5-year business plan.
Worldwide combined shipments in 2016 were in line with the prior year at 4.7 million units, with Jeep brand combined shipments up 9 percent to more than 1.4 million units, representing the fifth straight annual record.
Net revenues came in at €111 billion, in line with 2015.
Looking at our mass-market operations by region, NAFTA posted a strong performance with a 15 percent increase in Adjusted EBIT and margins improving from 6.4 percent to 7.4 percent. The 5 percent decrease in shipments was primarily due to the planned phase-out of the Chrysler 200 and Dodge Dart models as part of our NAFTA capacity realignment. Our manufacturing footprint in NAFTA is being retooled to increase production of Jeep and Ram vehicles and capitalize on the strength of those brands as demand continues to shift towards their core product segments.
In LATAM, we posted an Adjusted EBIT of €5 million, reversing the prior year’s loss of €87 million. This improvement was despite the continued poor market conditions in Brazil, where we have held the position of market leader for 15 years. The launch of the all-new Jeep Compass in September marked the final piece of our industrialization plan at our new plant in Pernambuco which is also producing the Jeep Renegade and Fiat Toro pickup truck.
In APAC, Adjusted EBIT doubled to €105 million and margin rose to 2.9 percent from 1.1 percent on the strength of favorable product mix and improved results from our Chinese joint venture. That joint venture is now fully operational with the production of three Jeep brand SUVs.
During the year, there was a significant improvement in the contribution from EMEA, which grew sales, market share, revenues and margin. Adjusted EBIT rose 154 percent to €540 million with the margin more than double the previous year at 2.5 percent.
Maserati posted a record Adjusted EBIT of €339 million, more than three times the prior year’s level, reflecting significantly higher revenues following the successful launch of the all-new Levante SUV. Full year Adjusted EBIT margin more than doubled to 9.7 percent, while reaching 12 percent in the second half of the year.
Our Components segment came in with a 13 percent increase in Adjusted EBIT for the year, to €445 million, with margin rising to 4.6 percent from 4.0 percent largely as a result of a strong performance by Magneti Marelli, which continues to improve both volumes and margins.
On the product side, we launched nine all-new products worldwide, six of which were white-space additions to our portfolio. They include the Maserati Levante, Alfa Romeo Giulia and the Fiat Tipo, Toro, Fullback and 124 Spider. At the Los Angeles Auto Show in November, we unveiled the Stelvio, Alfa Romeo’s first-ever SUV, and the all-new Jeep Compass made its North American debut, following up on its successful launch in Latin America.
FCA also made several key moves to stay at the forefront of the rapid technological changes that are transforming the industry.

The Windsor Assembly Plant in Canada began producing the all-new Chrysler Pacifica Hybrid, the industry’s first electrified minivan and the most fuel-efficient ever with a U.S. EPA rating of 84 miles-per-gallon equivalent.
In 2016, we also announced a collaboration with Waymo (formerly the Google Self-Driving Car Project) and the completion of 100 Chrysler Pacifica Hybrid vehicles purpose built for fully self-driving operations. This marked the first time that Google has worked directly with an automaker to integrate its self-driving system, including sensors and software, into a passenger vehicle.
To begin 2017, at the CES in Las Vegas, we revealed the Chrysler Portal concept, a semi-autonomous electric vehicle that is engineered to be upgradeable as advances in technology enable higher levels of autonomy and designed to grow with millennials through their life stages.
We have made significant progress since unveiling our five-year strategic plan in 2014, and for 2017 we have issued guidance that confirms our conviction in achieving the key targets we have set for 2018. For full-year 2017, we expect Net revenues of between €115 billion and €120 billion, Adjusted EBIT in excess of €7 billion, Adjusted net profit of more than €3 billion and Net industrial debt to be further reduced to below €2.5 billion by year-end.
Our approach to achieving profitable growth includes expanding our business globally while always remaining mindful of how our actions affect the world in which we operate. This commitment to playing a positive role is fundamental to the character of our Group. It reflects our core belief that achieving sustainable economic results requires a balanced approach that also contributes to the environment and society as a whole.
We are convinced that the objectives we have set for the future, together with the significant steps we have already taken, are clear evidence that our approach to sustainability is not only pragmatic, but it is deeply rooted in our culture and central to our mission.
In fact, our efforts have been recognized by the world’s leading sustainability rating agencies.
In addition, our targets are aligned with the inspirational principles that drive the United Nations Sustainable Development Goals (SDGs) initiative, which addresses the global challenge of sustainable development. And, our global sustainable best practices are aligned with the European Union Commission’s efforts to stimulate the transition towards a circular economy that maximizes the value and use of materials, products and waste.
To cite just a few examples, during 2016 we implemented more than 4,400 new environmental projects at our plants worldwide, leading to a reduction of the carbon footprint and about €70 million in savings. Projects targeted at reducing water consumption at our facilities resulted in 2.2 billion m3 of water being saved and €4.5 million in cost savings, with the recycling index reaching 98.9 percent.
Our plants also achieved a 5.5 percent reduction in waste generated and a 2.4 percent reduction in CO2 emissions in 2016. As a result of continuous improvements over the years, the percentage of electric energy used in our manufacturing activities that is derived from renewable sources reached 26.1 percent in 2016, and FCA automotive plants in Italy and Brazil now operate entirely on renewable energy.
Work-related injuries decreased by 17 percent at plants worldwide, marking the 10th consecutive year of improvement.
FCA encourages its employees to volunteer their time and skills to help build strong, self-reliant communities. In 2016, approximately 200,000 hours were volunteered worldwide by FCA employees. The Group also committed about €24 million to local communities around the world.
FCA continues in its commitment to reducing the environmental impact of its products over their entire life cycle, while responding to consumer demands in each market.
FCA has been a leader in natural gas vehicles for more than 15 years, and in 2016 we presented the Fiat 500 M15, the first retail-ready Euro 6 compliant vehicle that can also run on a blend of gasoline and methanol (up to 15 percent).

We are also focused on improving our gasoline engines, and we have developed all-new global small and medium gasoline engine families, including the new three-cylinder Firefly engine launched in 2016.
As part of that mission and as an integral part of FCA’s long-term business plans, FCA is committed to complying with all applicable laws and regulations relating to vehicle emissions.
Finally, we aim to offer our employees a diverse and inclusive work environment. We are pleased that several third-party organizations have recognized our efforts in this area.
Our approach to business and to sustainable development are not two different things. They are guided by the same spirit and values, those values upon which we have built FCA: commitment, respect, integrity, and responsibility.
We have come a long way the past few years because we have nourished this spirit and we have held on to our values, recognizing that we have a vital stake in each other’s success.
Our unique strength as a company resides in our work ethic as well as our diversity, our openness, the accountability to deliver on our promises, and the way we respect each other. These values are what define us.
We continue in our commitment to building an organization that will stand the test of time by constantly innovating, remaining resilient in the face of changing circumstances, and focusing intensely on how to create a better future for our group, our communities and all of our stakeholders, inside and outside the Company.
We wish to thank everyone in the FCA organization for their hard work, their commitment to excel and their openness with each other across borders to achieve our goal of creating such an organization. We know there is immense talent within our company, and we will be able to leverage it to the extent that we continue to foster a collaborative environment that brings out the best in each other.
We also wish to thank our shareholders and all of our stakeholders for your continued support as we seek to build a stronger future for all of us.

February 28, 2017

/s/                         /s/
John Elkann                    Sergio Marchionne
Chairman                    Chief Executive Officer

BOARD REPORT
CERTAIN DEFINED TERMS
In this report, unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” “Fiat Group,” the “Company” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries and its predecessor prior to the completion of the merger of Fiat S.p.A. with and into Fiat Investments N.V. on October 12, 2014 (at which time Fiat Investments N.V. was renamed Fiat Chrysler Automobiles N.V., or FCA NV), the “Merger” or any one or more of them, as the context may require. References to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA NV prior to the Merger. Reference to “FCA US” refers to FCA US LLC, together with its direct and indirect subsidiaries.

SELECTED FINANCIAL DATA
The following tables set forth selected historical consolidated financial and other data of FCA and have been derived, in part, from:

•	the Consolidated Financial Statements of FCA as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, included elsewhere in this report; and

•	the Consolidated Financial Statements of FCA for the years ended December 31, 2013 and 2012, which are not included in this report.(1)
This data should be read in conjunction with Risk Factors, Operating Results and the Consolidated Financial Statements and related notes included elsewhere in this report.

_________________________
(1) Refer to Note 2, Basis of Presentation - Reclassifications and adjustment, within the Consolidated Financial Statements included elsewhere in this report, for a discussion on the prior period adjustment affecting 2013.

Consolidated Income Statement Data

	Years ended December 31
	2016	2015 (1)	2014 (1)	2013 (1)	2012(1)
	(€ million, except per share amounts)
Net revenues	€111,018	€110,595	€93,640	€84,530	€81,665
Profit before taxes	€3,106	€259	€783	€649	€1,190
Net profit from continuing operations (2)	€1,814	€93	€359	€2,050	€661
Profit from discontinued operations, net of tax	—	€284	€273	€243	€235
Net profit (2)	€1,814	€377	€632	€2,293	€896
Net profit attributable to:
Owners of the parent (2)	€1,803	€334	€568	€1,246	€44
Non-controlling interests	€11	€43	€64	€1,047	€852
Earnings per share from continuing operations
Basic earnings per share (2)	€1.192	€0.055	€0.268	€0.849	€(0.132)
Diluted earnings per share (2)	€1.181	€0.055	€0.265	€0.840	€(0.130)
Earnings per share from discontinued operations
Basic earnings per share	—	€0.166	€0.197	€0.176	€0.168
Diluted earnings per share	—	€0.166	€0.195	€0.174	€0.166
Earnings per share from continuing and discontinued operations
Basic earnings per share (2)	€1.192	€0.221	€0.465	€1.025	€0.036
Diluted earnings per share (2)	€1.181	€0.221	€0.460	€1.014	€0.036
Dividends paid per share(3)
Ordinary share	—	—	—	—	—
Preference share(4)	—	—	—	—	€0.217
Savings share(4)	—	—	—	—	€0.217
Other Statistical Information (unaudited):

Shipments (in thousands of units)	4,482	4,602	4,601	4,345	4,223
Number of employees at period end	234,499	238,162	232,165	229,053	218,311
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(1) The operating results of FCA for the years ended December 31, 2014, 2013 and 2012 have been re-presented to exclude Ferrari following the classification of Ferrari as a discontinued operation for the year ended December 31, 2015; Ferrari operating results were excluded from the Group's continuing operations and are presented as a single line item within the Consolidated Income Statements for each of the years presented.
(2) Amounts for the year ended December 31, 2013 have been adjusted. Refer to Note 2, Basis of Preparation - Reclassifications and adjustment, within the Consolidated Financial Statements included elsewhere in this report, for a discussion of the prior period adjustment affecting these items.
(3) Dividends paid represent cash payments in the applicable year that generally relates to earnings of the previous year.
(4) In accordance with the resolution adopted at the shareholders’ meeting on April 4, 2012, Fiat’s preference and savings shares were mandatorily converted into ordinary shares.

Consolidated Statement of Financial Position Data

	At December 31,
	2016	2015 (1)	2014	2013	2012
	(€ million, except shares issued data)
Cash and cash equivalents	€17,318	€20,662	€22,840	€19,455	€17,666
Total assets (4)	€104,343	€105,753	€101,149	€87,543	€82,633
Debt	€24,048	€27,786	€33,724	€30,283	€28,303
Total equity (4)	€19,353	€16,968	€14,377	€12,913	€8,369
Equity attributable to owners of the parent (4)	€19,168	€16,805	€14,064	€8,655	€6,187
Non-controlling interests	€185	€163	€313	€4,258	€2,182
Share capital	€19	€17	€17	€4,477	€4,476
Shares issued (in thousands):
Fiat S.p.A
Ordinary	—	—	—	1,250,688	1,250,403
FCA
Common(2)	1,527,966	1,288,956	1,284,919	—	—
Special Voting (3)	408,942	408,942	408,942	—	—
_________________________
(1) The assets and liabilities of Ferrari were classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015, while the assets and liabilities of Ferrari have not been classified as such within the comparative Consolidated Statements of Financial Position at December 31, 2014, 2013 and 2012.
(2) Book value per common share at December 31, 2016 was €12.06.
(3) Refer to Note 27, Equity, within our Consolidated Financial Statements included elsewhere in this report
(4) Amounts at December 31, 2015, 2014 and 2013 have been adjusted. Refer to Note 2, Basis of Preparation - Reclassifications and adjustment, for a discussion on the prior period adjustment affecting these items.

SUSTAINABLE VALUE FOR OUR SHAREHOLDERS

RESPONSIBLE MANAGEMENT ACROSS THE VALUE CHAIN

As a global group, FCA touches countless lives as it strives to chart a sustainable path for the future. Beginning with the highest level of management, every area of activity is involved in responsibly conducting operations in more than 140 countries where the Group has a presence or commercial relationship.
By managing its business responsibly, FCA can contribute to the transition to a circular economy that seeks to eliminate waste and promote product recovery and reuse. This approach takes on even greater importance in today’s increasingly competitive landscape, where market conditions are challenging and customer tastes, trends and preferences are changing rapidly.
To ensure tangible long-term value is created for stakeholders, the Group targets:

•	a governance model based on transparency and integrity

•	safe and sustainable products

•	a competitive product offering and innovative mobility solutions

•	effective communication with consumers

•	management and professional development of employees

•	safe working conditions and respect for human rights

•	mutually beneficial relationships with business partners and local communities

•	responsible management of manufacturing and non-manufacturing processes to reduce impacts on the environment.
The Group uses multiple channels, including the corporate website and social networks, to provide up-to-date and transparent information on its sustainability commitments and results.
SUSTAINABILITY LEADERSHIP

FCA’s commitment to sustainability has received recognition at the global level from several leading organizations and indices.
In 2016, FCA was included in the prestigious Dow Jones Sustainability Index World for the eighth time and for the fifth consecutive year, was recognized by CDP as a leader for its commitment and results in addressing climate change. CDP is a not-for-profit organization that provides a global system for disclosure of environmental impacts. FCA was named to the Climate “A” List in the CDP Climate Change Program 2016. Only 9 percent of the corporations participating in this CDP program are named to the “A” List. This list has been produced at the request of 827 investors with assets of 100 trillion U.S. Dollars.
FCA is also a member of numerous other leading indices. These results place FCA firmly among the world’s leading companies in terms of combined economic, environmental and social performance. Additional information is provided in the FCA 2016 Sustainability Report available on www.fcagroup.com.

RISK FACTORS
We face a variety of risks in our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of or that we currently believe to be immaterial, may also become important factors that affect us.
Risks Related to Our Business, Strategy and Operations
If our vehicle shipment volumes deteriorate, particularly shipments of our pickup trucks and larger sport utility vehicles in the U.S. retail market, our results of operations and financial condition will suffer.
As is typical for an automotive manufacturer, we have significant fixed costs and, therefore, changes in vehicle shipment volumes can have a disproportionately large effect on our profitability.
Further, our profitability in the U.S., Canada, Mexico and Caribbean islands (“NAFTA”), a region which contributed a majority of our profit in 2016, is particularly dependent on demand for our pickup trucks and larger sport utility vehicles. For example, our pickup truck and larger sport utility vehicles accounted for approximately 60 percent of our total U.S. retail vehicle shipments in 2016. A shift in consumer demand away from these vehicles within the NAFTA region, and towards compact and mid-size passenger cars, whether in response to higher fuel prices or other factors, could adversely affect our profitability.
Our dependence within the NAFTA region on pickup trucks and larger sport utility vehicles is increasing further as we implement our plan to shift production in that region away from compact and mid-size passenger cars. For additional information on factors affecting vehicle profitability.
Moreover, we tend to operate with negative working capital as we generally receive payment for vehicles within a few days of shipment, whereas there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials; therefore, if our vehicle shipments decline we will suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers during a period in which we receive reduced proceeds from vehicle shipments. If vehicle shipments decline, or if they were to fall short of our assumptions, due to recessionary conditions, changes in consumer confidence, geopolitical events, inability to produce sufficient quantities of certain vehicles, limited access to financing or other factors, such decline or shortfall could have a material adverse effect on our business, financial condition and results of operations.
Our businesses are affected by global financial markets and general economic and other conditions over which we have little or no control.
Our results of operations and financial position may be influenced by various macroeconomic factors within the various countries in which we operate including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates for or availability of consumer and business credit, the rate of unemployment and foreign currency exchange rates.
In general, the automotive sector has historically been subject to highly cyclical demand and tends to reflect the overall performance of the economy, often amplifying the effects of economic trends. Given the difficulty in predicting the magnitude and duration of economic cycles, there can be no assurances as to future trends in the demand for products sold by us in any of the markets in which we operate.
In addition to slow economic growth or recession, other economic circumstances, such as increases in energy prices, fuel prices and fluctuations in prices of raw materials or contractions in infrastructure spending, could have negative consequences for the industry in which we operate and, together with the other factors referred to previously, could have a material adverse effect on our business, financial condition and results of operations.
We are subject to risks relating to international markets and exposure to changes in local conditions and trade policies, as well as economic, geopolitical or other events.
We are subject to risks inherent to operating globally, including those related to:

•	exposure to local economic and political conditions;

•	import and/or export restrictions;

•	multiple tax regimes, including regulations relating to transfer pricing and withholding and other taxes on remittances and other payments to or from subsidiaries;

•	foreign investment and/or trade restrictions or requirements, foreign exchange controls and restrictions on the repatriation of funds; and

•	the introduction of more stringent laws and regulations.
Unfavorable developments in any one or a combination of these areas (which may vary from country to country) could have a material adverse effect on our business, financial condition and results of operations.
With the increasing interconnectedness of global economic and financial systems, a financial crisis, natural disaster, geopolitical crisis, or other significant event in one area of the world can have an immediate and devastating impact on markets around the world. For example, the financial crisis that began in the United States in 2008 quickly spread to other markets; natural disasters in Japan and Thailand during 2011 caused production interruptions and delays not just in Asia Pacific but other regions around the world; and episodes of increased geopolitical tensions or acts of terrorism have at times caused adverse reactions that may spread to economies around the globe.
For instance, in June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum, commonly referred to as “Brexit”, was advisory and the terms of any withdrawal are subject to a negotiation period that could last up to two years after the government of the United Kingdom formally initiates a withdrawal process, or longer if extended by mutual agreement. The referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, which is also subject to negotiation, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate in the event of a withdrawal, and in light of a recent U.K. Supreme Court decision requiring further action of the U.K. Parliament before beginning the process of leaving the European Union. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. If a country within the euro area were to default on its debt or withdraw from the euro currency, or, in a more extreme circumstance, the euro currency were to be dissolved entirely, the impact on markets around the world, and on the Company’s global business, could be immediate and significant.
In the United States, changes in policy positions by the new presidential administration may impact our business, in particular with respect to our production of vehicles outside the U.S. for import into the U.S., particularly from Canada, Mexico and Italy, and potential changes in tax laws that could adversely affect our U.S. operations. For example, we currently import heavy-duty pickup trucks into the U.S. which we assemble in Mexico. Any new policies and any steps we may take to address such new policies could have a material adverse effect on our business, financial condition and results of operations.
In addition, these developments have introduced an elevated level of economic and policy uncertainty, which could cause financial and capital markets within and outside the U.S. and Europe to constrict, thereby negatively impacting our ability to finance our business. It also could cause a substantial dip in consumer and business confidence and spending that could negatively impact sales of vehicles. Any one of these impacts could have a material adverse effect on our business, financial condition and results of operations.
We may be unsuccessful in efforts to expand the international reach of some of our brands that we believe have global appeal and reach.
The growth strategies reflected in our 2014-2018 Business Plan announced in May 2014 and updated in January 2016 (our “Business Plan”) include expanding global sales of the Jeep brand through localized production in Asia and Latin America, the launch of new large utility vehicle models in North America, the reintroduction in North America and expansion in Europe and Asia of our Alfa Romeo brand including the development of an all-new platform and new powertrains, as well as the further expansion of our Maserati brand portfolio to include the all-new Levante sport utility vehicle.

These strategies, particularly with respect to the Alfa Romeo brand, have required and will continue to require significant investments in products, powertrains, production facilities and distribution networks. If we are unable to introduce vehicles that appeal to consumers in these markets and achieve our brand expansion strategies, we may be unable to earn a sufficient return on these investments and this could have a material adverse effect on our business, financial condition and results of operations.
Laws, regulations and governmental policies, including those regarding increased fuel economy requirements and reduced greenhouse gas emissions, have a significant effect on how we do business and may adversely affect our results of operations.
In order to comply with government regulations related to fuel economy and emissions standards, we must devote significant financial and management resources, as well as vehicle engineering and design attention, to these legal requirements. We expect the number and scope of these regulatory requirements, along with the costs associated with compliance, to increase significantly in the future, and these costs could be difficult to pass through to consumers. For example, in December 2016, the U.S. Department of Transportation announced an increase in the penalty for noncompliance with fuel economy requirements, beginning with model year 2019 vehicles that are more than two and a half times the current penalty.   This trend will have a material impact on our existing regulatory planning strategy, may affect the powertrain mix in the vehicles we produce and sell and could have a material adverse impact on our financial condition and results of operations.
Government and regulatory scrutiny of the automotive industry has also continued to intensify during the course of 2016, and is expected to remain high, particularly in light of recent regulatory actions related to diesel emissions involving a number of automakers. We have received inquiries from several regulatory authorities as they examine the on-road tailpipe emissions of several automakers’ vehicles. We are, when jurisdictionally appropriate, cooperating with inquiries from several state agencies.
In particular, we have been working with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union. We also initially responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for our vehicles reported by KBA, and we discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. The German Ministry of Transport and Digital Infrastructure (“BMVI”), which oversees the KBA then requested a mediation with the MIT under European Commission rules to resolve the differences. That mediation is ongoing. In addition, the French Ministry of Economy announced on February 7, 2017 that the French Consumer Protection Agency has requested the French public prosecutor to conduct a further investigation regarding whether the sale of our diesel vehicles violated French consumer protection laws, as it has done for other automakers' diesel vehicles. The results of these inquiries cannot be predicted at this time; however, the intervention by a number of governmental agencies and authorities has required significant management time, which may divert attention from other key aspects of our business plan, or may lead to further enforcement actions as well as obligations to modify or recall vehicles, any of which may have a material adverse effect on our business, results of operations and reputation.
On January 12, 2017, the U.S. Environmental Protection Agency (“EPA”) and the California Air Resources Board (“CARB”) each issued a notice of violation (“NOV”) alleging that FCA US failed to disclose certain emissions control strategies in its application for certificates to permit the sale of model year 2014-2016 Jeep Grand Cherokee and Ram 1500 diesel vehicles. Approximately 104,000 of these vehicles were sold in the United States, of which approximately 14,000 were sold in California. The NOVs also state that the EPA and CARB are continuing to investigate whether any of these emissions control strategies are properly justified under the applicable regulations or constitute a “defeat device” as defined in the Clean Air Act.
Following the issuance of the NOVs, a number of civil lawsuits have been filed. We have also received various inquiries, subpoenas and requests for information from a number of governmental authorities, including the U.S. Department of Justice, the SEC and several states’ attorneys general. We are investigating these matters and we intend to cooperate with all valid governmental requests.

We are currently unable to predict the outcome of any proceeding or investigation arising out of the NOVs or any related proceedings or investigation nor can we estimate a range of reasonably possible losses for the lawsuits and investigations because these matters involve significant uncertainties at these stages. Such investigations could result in the imposition of damages, fines or civil and criminal penalties. It is possible that the resolution of these matters may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and could have a material adverse effect on our business, financial condition and results of operations.
Our success largely depends on the ability of our current management team to operate and manage effectively.
Our success largely depends on the ability of our senior executives and other members of management to effectively manage the Group and individual areas of the business. In particular, our Chief Executive Officer, Sergio Marchionne, is critical to the execution of our strategic direction and implementation of our Business Plan. Although Mr. Marchionne has indicated his intention to remain as our Chief Executive Officer through the period of our Business Plan, the loss of his services or those of any of our other senior executives or key employees could have a material adverse effect on our business prospects, earnings and financial position. We have developed succession plans that we believe are appropriate, although it is difficult to predict with any certainty that we will replace these individuals with persons of equivalent experience and capabilities. If we are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel, such inability could have a material adverse effect on our business, financial condition and results of operations.
We may be subject to more intensive competition if other manufacturers pursue consolidations.
We have for some time advocated for consolidation in the automotive industry due to our view that our industry is characterized by significant duplication in product development costs, much of which does not drive consumer-perceived value. We believe that sharing product development costs among manufacturers, preferably through consolidation, will enable automakers to improve their return on capital employed for product development and manufacturing and enhance utilization of tooling, machinery and equipment. While we continue to implement our Business Plan, and we believe that our business will continue to grow and our operating margins will continue to improve, if our competitors are able to successfully integrate with one another and we are not successful with our own efforts to enhance collaboration or adapt effectively to increased competition, our competitors’ integration could have a material adverse effect on our business, financial condition and results of operations.
Product recalls and warranty obligations may result in direct costs, and any resulting loss of vehicle sales could have material adverse effects on our business.
We, and the U.S. automotive industry in general, have experienced a significant increase in recall activity to address performance, compliance or safety-related issues. Our recent costs to recall vehicles have been significant and typically include the cost of replacement parts and labor to remove and replace parts. These costs substantially depend on the nature of the remedy and the number of vehicles affected, and may arise many years after a vehicle's sale. Product recalls may also harm our reputation, force us to halt the sale of certain vehicles and may cause consumers to question the safety or reliability of our products. Given the sustained high levels in both the cost and frequency of recall campaigns and intense regulatory activity across the automotive industry, ongoing compliance costs are expected to remain high.
Any costs incurred, or lost vehicle sales, resulting from product recalls could materially adversely affect our financial condition and results of operations. Moreover, if we face consumer complaints, or we receive information from vehicle rating services that calls into question the safety or reliability of one of our vehicles and we do not issue a recall, or if we do not do so on a timely basis, our reputation may also be harmed and we may lose future vehicle sales. We are also obligated under the terms of our warranty agreements to make repairs or replace parts in our vehicles at our expense for a specified period of time. Therefore, any failure rate that exceeds our assumptions could have a material adverse effect on our business, financial condition and results of operations.
Compliance with U.S. regulatory requirements for product recalls has also received heightened scrutiny. In connection with the failure in three specified campaigns to provide an adequate remedy, and noncompliance with various reporting requirements under the National Traffic and Motor Vehicle Safety Act of 1966 and the Transportation Recall Enhancement, Accountability and Documentation (“TREAD”) Act, FCA US entered into a consent order with NHTSA in 2015 (the “Consent Order”) to pay substantial civil penalties and to engage an independent monitor to review and assess FCA US's compliance with its obligations under the Consent Order. FCA US is obligated to remedy the defects in the vehicles subject to the recalls cited in the Consent Order, and in certain instances, FCA US has been required to buy back vehicles as an additional alternative to a repair remedy. Failure to comply with the terms of the Consent Order may result in additional fines and penalties much of which have been deferred pending the independent monitor's and NHTSA's ongoing assessment of FCA US's compliance with terms of the Consent Order. Further, the monitor's term will continue for the duration of the Consent Order. There can be no assurance that we will not be subject to additional regulatory inquiries and consequences in the future.
Our future performance depends on our ability to enrich our product portfolio and offer innovative products.
Our success depends, among other things, on our ability to develop innovative, high-quality products that are attractive to consumers and provide adequate profitability.
It generally takes two years or more to design and develop a new vehicle, and a number of factors may lengthen that schedule. Because of this product development cycle and the various elements that may contribute to consumers’ acceptance of new vehicle designs, including competitors’ product introductions, fuel prices, general economic conditions and changes in styling preferences, an initial product concept or design that we believe will be attractive may not result in a vehicle that will generate sales in sufficient quantities and at high enough prices to be profitable. A failure to develop and offer innovative products that compare favorably to those of our principal competitors, in terms of price, quality, functionality and features, with particular regard to the upper-end of the product range, or delays in bringing strategic new models to the market, could impair our strategy, which would have a material adverse effect on our financial condition and results of operations. Additionally, our high proportion of fixed costs, both due to our significant investment in property, plant and equipment as well as the requirements of our collective bargaining agreements, which limit our flexibility to adjust personnel costs to changes in demand for our products, may further exacerbate the risks associated with incorrectly assessing demand for our vehicles.
Further, if we determine that a safety or emissions defect, a mechanical defect or a non-compliance with regulation exists with respect to a vehicle model prior to the retail launch, the launch of such vehicle could be delayed until we remedy the defect or non-compliance. The costs associated with any protracted delay in new model launches necessary to remedy such defect, and the cost of providing a free remedy for such defects or non-compliance in vehicles that have been sold, could be substantial.
In addition, we may not be able to effectively compete with other automakers in light of emerging trends in the industry, such as electrification, vehicle connectivity and autonomous driving. In certain cases, the technologies that we plan to employ are not yet commercially practical and depend on significant future technological advances by us and by suppliers. There can be no assurance that these advances will occur in a timely or feasible manner, that the funds we have budgeted or expended for these purposes will be adequate, or that we will be able to obtain rights to use these technologies. Further, our competitors and others are pursuing similar technologies and other competing technologies, and there can be no assurance that they will not acquire and implement similar or superior technologies sooner than we will or on an exclusive basis or at a significant price advantage.
The automotive industry is highly competitive and cyclical and we may suffer from those factors more than some of our competitors.
Substantially all of our revenues are generated in the automotive industry, which is highly competitive, encompassing the production and distribution of passenger cars, light commercial vehicles and components and production systems. We face competition from other international passenger car and light commercial vehicle manufacturers and distributors and components suppliers in Europe, North America, Latin America and the Asia Pacific region. These markets are all highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, consumer service and financial services offered, and many of our competitors are better capitalized with larger market shares.
In the automotive business, sales to consumers are cyclical and subject to changes in the general condition of the economy, the readiness of consumers to buy and their ability to obtain financing, as well as the possible introduction of measures by governments to stimulate demand. The automotive industry is also subject to the constant renewal of product offerings through frequent launches of new models. A negative trend in the automotive industry or our inability to adapt effectively to external market conditions coupled with more limited capital than many of our principal competitors could have a material adverse effect on our business, financial condition and results of operations.

Additionally, global vehicle production capacity significantly exceeds current demand. In the event that industry shipments decrease and overcapacity intensifies, our competitors may attempt to make their vehicles more attractive or less expensive to consumers by adding vehicle enhancements, providing subsidized financing or leasing programs, or by reducing vehicle prices whether directly or by offering option package discounts, price rebates or other sales incentives in certain markets. Manufacturers in countries that have lower production costs may also choose to export lower-cost automobiles to more established markets. An increase in these actions could have a material adverse effect on our business, financial condition and results of operations.
We may be exposed to shortfalls in our pension plans.
Certain of our defined benefit pension plans are currently underfunded. As of December 31, 2016, our defined benefit pension plans were underfunded by approximately €4.7 billion. Our pension funding obligations may increase significantly if the investment performance of plan assets does not keep pace with benefit payment obligations. Mandatory funding obligations may increase because of lower than anticipated returns on plan assets, whether as a result of overall weak market performance or particular investment decisions, changes in the level of interest rates used to determine required funding levels, changes in the level of benefits provided for by the plans, or any changes in applicable law related to funding requirements. Our defined benefit plans currently hold significant investments in equity and fixed income securities, as well as investments in less liquid instruments such as private equity, real estate and certain hedge funds. Due to the complexity and magnitude of certain investments, additional risks may exist, including significant changes in investment policy, insufficient market capacity to complete a particular investment strategy and an inherent divergence in objectives between the ability to manage risk in the short term and the ability to quickly re-balance illiquid and long-term investments.
To determine the appropriate level of funding and contributions to our defined benefit plans, as well as the investment strategy for the plans, we are required to make various assumptions, including an expected rate of return on plan assets and a discount rate used to measure the obligations under defined benefit pension plans. Interest rate increases generally will result in a decline in the value of investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases will generally increase the value of investments in fixed income securities and the present value of the obligations. See Note 2, Basis of Preparation-Use of Estimates, within the Consolidated Financial Statements included elsewhere in this report.
Any reduction in the discount rate or the value of plan assets, or any increase in the present value of obligations, may increase our pension expenses and required contributions and, as a result, could constrain liquidity and materially adversely affect our financial condition and results of operations. If we fail to make required minimum funding contributions, we could be subject to reportable event disclosure to the U.S. Pension Benefit Guaranty Corporation, as well as interest and excise taxes calculated based upon the amount of any funding deficiency.
Our lack of a captive finance company in certain key markets could place us at a competitive disadvantage to other automakers that may be able to offer consumers and dealers financing and leasing on better terms than our consumers and dealers are able to obtain.
    Our dealers enter into wholesale financing arrangements to purchase vehicles from us to hold in inventory and facilitate retail sales, and retail consumers use a variety of finance and lease programs to acquire vehicles.
Unlike many of our competitors, we do not own and operate a controlled finance company dedicated solely to our mass-market vehicle operations in the U.S. and certain key markets in Europe, Asia and South America. Instead we have elected to partner with specialized financial services providers through joint ventures and commercial agreements. Our lack of a controlled finance company in these key markets may increase the risk that our dealers and retail consumers will not have access to sufficient financing on acceptable terms which may adversely affect our vehicle sales in the future. Furthermore, many of our competitors are better able to implement financing programs designed to maximize vehicle sales in a manner that optimizes profitability for them and their finance companies on an aggregate basis. Since our ability to compete depends on access to appropriate sources of financing for dealers and retail consumers, our lack of a controlled finance company in those markets could have a material adverse effect on our business, financial condition and results of operations.

In other markets, we rely on controlled finance companies, joint ventures and commercial relationships with third parties, including third party financial institutions, to provide financing to our dealers and retail consumers. The ability of a finance company to provide financing services at competitive rates is subject to various factors, including:

•	the performance of loans and leases in their portfolio, which could be materially affected by delinquencies, defaults or prepayments;

•	wholesale auction values of used vehicles;

•	higher than expected vehicle return rates and the residual value performance of vehicles they lease; and

•	fluctuations in interest rates and currency exchange rates.
Any financial services provider, including our joint ventures and controlled finance companies, will also face other demands on its capital, including the need or desire to satisfy funding requirements for dealers or consumers of our competitors as well as liquidity issues relating to other investments. Furthermore, they may be subject to regulatory changes that may increase their costs, which may impair their ability to provide competitive financing products to our dealers and retail consumers.
To the extent that a financial services provider is unable or unwilling to provide sufficient financing at competitive rates to our dealers and retail consumers, such dealers and retail consumers may not have sufficient access to financing to purchase or lease our vehicles. As a result, our vehicle sales and market share may suffer, which could have a material adverse effect on our business, financial condition and results of operations.
Vehicle retail sales depend heavily on affordable interest rates for vehicle financing.
In certain regions, including NAFTA, financing for new vehicle sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. As interest rates rise generally, market rates for new vehicle financing are expected to rise as well, which may make our vehicles less affordable to retail consumers or steer consumers to less expensive vehicles that tend to be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, consumers may not desire to or be able to obtain financing to purchase or lease our vehicles. Furthermore, because consumers of our vehicles may be relatively more sensitive to changes in the availability and adequacy of financing and macroeconomic conditions, our vehicle sales may be disproportionately affected by changes in financing conditions relative to the vehicle sales of our competitors.
Limitations on our liquidity and access to funding may limit our ability to execute our Business Plan and improve our financial condition and results of operations.
Our future performance will depend on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and possible access to capital markets or other sources of financing. Although we have measures in place that are designed to ensure that adequate levels of working capital and liquidity are maintained, declines in sales volumes could have a negative impact on the cash-generating capacity of our operating activities. For a discussion of these factors, refer to the section—Liquidity and Capital Resources. We could, therefore, find ourselves in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions, with limited availability of funding and a general increase in funding costs. Any limitations on our liquidity, due to a decrease in vehicle shipments, the amount of or restrictions in our existing indebtedness, conditions in the credit markets, general economic conditions or otherwise, may adversely impact our ability to execute our Business Plan and impair our financial condition and results of operations. In addition, any actual or perceived limitations of our liquidity may limit the ability or willingness of counterparties, including dealers, consumers, suppliers, lenders and financial service providers, to do business with us, which could have a material adverse effect on our business, financial condition and results of operations.

Our current credit rating is below investment grade and any deterioration may significantly affect our funding and prospects.
Our ability to access the capital markets or other forms of financing and the related costs depend, among other things, on our credit ratings and we are currently rated below investment grade. The rating agencies review our ratings regularly and, accordingly, new ratings may be assigned to us in the future. It is not currently possible to predict the timing or outcome of any ratings review.
Any downgrade may increase our cost of capital and potentially limit our access to sources of financing, which could have a material adverse effect on our business, financial condition and results of operations. Refer to the section —Liquidity and Capital Resources for more information on our financing arrangements.
Our ability to achieve cost reductions and to realize production efficiencies is critical to maintaining our competitiveness and long-term profitability.
While some productivity improvements are within our control, others depend on external factors, such as commodity prices, supply capacity limitations, or trade regulation. These external factors may make it more difficult to reduce costs as planned, and we may sustain larger than expected production expenses, materially affecting our business and results of operations. Furthermore, reducing costs may prove difficult due to the need to introduce new and improved products in order to meet consumer expectations and government regulations.
Our business operations and reputation may be impacted by various types of claims, lawsuits, and other contingent obligations.
We are involved in various product liability, warranty, product performance, asbestos, personal injury, dealer and supplier disputes, environmental claims and lawsuits, securities law claims, labor, antitrust, intellectual property, tax and other legal proceedings including those that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, record provisions to address these contingent liabilities. The ultimate outcome of the legal matters pending against us is uncertain, and although we do not currently expect these claims, lawsuits and other legal matters individually to have a material adverse effect on our financial condition or results of operations, such matters could have, in the aggregate, a material adverse effect on our financial condition or results of operations. Furthermore, additional facts may come to light or we could, in the future, be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our business, financial condition and results of operations. While we maintain insurance coverage with respect to certain claims, not all claims or potential losses can be covered by insurance, and even if claims could be covered by insurance, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. See also Note 20, Provisions, and Note 25, Guarantees granted, commitments and contingent liabilities, within the Consolidated Financial Statements included elsewhere in this report for additional information. Further, publicity regarding such investigations and lawsuits, whether or not they have merit, may adversely affect our reputation and the perception of our vehicles with retail customers, which may adversely affect demand for our vehicles, and have a material adverse effect on our business, results of operations and cash flows. For additional risks regarding certain proceedings, see “Laws, regulations and governmental policies, including those regarding increased fuel economy requirements and reduced greenhouse gas emissions, have a significant effect on how we do business and may adversely affect our results of operations.”
A significant malfunction, disruption or security breach compromising the electronic control systems contained in our vehicles could damage our reputation, disrupt our business and adversely impact our ability to compete.
Our vehicles, as well as vehicles manufactured by other original equipment manufacturers (or “OEMs”), contain interconnected and increasingly complex systems that control various vehicle processes including engine, transmission, safety, steering, brakes, window and door lock functions. Such internal and vehicle systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, and a range of other hardware, software and network problems. These systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency. A significant malfunction, disruption or security breach compromising the electronic control systems contained in our vehicles could damage our reputation, expose us to significant liability and could have a material adverse effect on our business, financial condition and results of operations.

There can be no assurance that we will be able to offset the earnings power lost as a result of the Ferrari separation.
In January 2016, we completed the previously announced separation of Ferrari N.V., which was intended to, among other things, strengthen our capital base.  The separation consisted primarily of the October 2015 initial public offering of 10 percent of the common shares of Ferrari N.V. and the January 2016 transaction in which holders of our common shares and mandatory convertible securities received our remaining 80 percent interest in Ferrari N.V.  The initial public offering and spin-off in the aggregate ultimately had a positive €1.5 billion impact on our Net industrial debt. However, Ferrari N.V. contributed €284 million in Net Profit in 2015, and was accounted for as a discontinued operation up until the date of its separation. If the improvement in our capital position resulting from the separation of Ferrari N.V., together with improved earnings generation from the rest of our business, is not sufficient to offset the related loss of Net profit, such insufficiency could have a material adverse effect on our business, financial condition and results of operations.
A disruption or security breach in our information technology systems could disrupt our business and adversely impact our ability to compete.
A significant malfunction, disruption or security breach compromising the operation of our information technology systems could damage our reputation, disrupt our business and adversely impact our ability to compete.
Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our vehicle design, manufacturing, inventory tracking and billing and payment systems. A significant or large-scale malfunction or interruption of any one of our computer or data processing systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our dealers and consumers. A malfunction or security breach that results in a wider or sustained disruption to our business could have a material adverse effect on our business, financial condition and results of operations.
In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our consumers and our employees. As our technology continues to evolve, we anticipate that we will collect and store even more data in the future and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including vehicle design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our vehicle shipments may suffer. We also collect, retain and use personal information, including data we gather from consumers for product development and marketing purposes, and data we obtain from employees. In the event of a breach in security that allows third parties access to this personal information, we are subject to a variety of ever-changing laws on a global basis that require us to provide notification to the data owners, and that subject us to lawsuits, fines and other means of regulatory enforcement. Our reputation could suffer in the event of such a data breach, which could cause consumers to purchase their vehicles from our competitors. Ultimately, any significant compromise in the integrity of our data security could have a material adverse effect on our business, financial condition and results of operations.
We may not be able to adequately protect our intellectual property rights, which may harm our business.
Our success depends, in part, on our ability to protect our intellectual property rights. If we fail to protect our intellectual property rights, others may be able to compete against us using intellectual property that is the same as or similar to our own. In addition, there can be no guarantee that our intellectual property rights are sufficient to provide us with a competitive advantage against others who offer products similar to ours. Despite our efforts, we may be unable to prevent third parties from infringing our intellectual property and using our technology for their competitive advantage. Any such infringement could have a material adverse effect on our business, financial condition and results of operations.
The laws of some countries in which we operate do not offer the same protection of our intellectual property rights as do the laws of the U.S. or Europe. In addition, effective intellectual property enforcement may be unavailable or limited in certain countries, making it difficult for us to protect our intellectual property from misuse or infringement there. Our inability to protect our intellectual property rights in some countries could have a material adverse effect on our business, financial condition and results of operations.

Developments in emerging market countries may adversely affect our business.
We operate in a number of emerging markets, both directly (e.g., Brazil and Argentina) and through joint ventures and other cooperation agreements (e.g., Turkey, India, China and Russia) and have recently taken steps to expand our manufacturing presence in our South and Central America (“LATAM”) region and Asia and Pacific countries (“APAC”) region. Our exposure to other emerging countries has increased in recent years, as have the number and importance of such joint ventures and cooperation agreements. Economic developments in certain LATAM markets, as well as China, have had and could have in the future material adverse effects on our financial condition and results of operations. Further, in certain markets in which we or our joint ventures operate, government approval may be required for certain activities, which may limit our ability to act quickly in making decisions on our operations in those markets.
The automotive market in these emerging markets is highly competitive, with competition from many of the largest global manufacturers as well as numerous smaller domestic manufacturers. We anticipate that additional competitors, both international and domestic, will also seek to enter these markets and that existing market participants will try to aggressively protect or increase their market share. Increased competition may result in price reductions, reduced margins and our inability to gain or hold market share, which could have a material adverse effect on our business, financial condition and results of operations.
Our reliance on joint arrangements in certain emerging markets may adversely affect the development of our business in those regions.
We intend to expand our presence in emerging markets, including China and India, through partnerships and joint ventures. For instance, GAC Fiat Chrysler Automobiles Co. (“GAC FCA JV”), our joint venture with Guangzhou Automobile Group Co., Ltd., has commenced local production of the Jeep Cherokee, Jeep Renegade and the all-new Jeep Compass for the Chinese market, expanding the portfolio of Jeep sport utility vehicles (“SUVs”) currently available to Chinese consumers. We have also entered into a joint operation with TATA Motors Limited for the production of certain of our vehicles, engines and transmissions in India.
Our reliance on joint arrangements to enter or expand our presence in these markets may expose us to risk of conflict with our joint arrangement partners and the need to divert management resources to oversee these shareholder arrangements. Further, as these arrangements require cooperation with third party partners, these joint arrangements may not be able to make decisions as quickly as we would if we were operating on our own or may take actions that are different from what we would do on a standalone basis in light of the need to consider our partners’ interests. As a result, we may be less able to respond timely to changes in market dynamics, which could have a material adverse effect on our business, financial condition and results of operations.
We depend on our relationships with suppliers.
We purchase raw materials and components from a large number of suppliers and depend on services and products provided by companies outside the Group. Close collaboration between an OEM and its suppliers is common in the automotive industry, and although this offers economic benefits in terms of cost reduction, it also means that we depend on our suppliers and are exposed to the possibility that a dispute with any of these suppliers or difficulties, including those of a financial nature, experienced by our suppliers (whether caused by internal or external factors) could have a material adverse effect on our business, financial condition and results of operations.
We face risks associated with increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles.
We use a variety of raw materials in our business including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium, as well as energy. The prices for these raw materials fluctuate, and market conditions can affect our ability to manage our Cost of revenues over the short term. We may not be successful in managing our exposure to these risks. Substantial increases in the prices for raw materials would increase our operating costs and could reduce profitability if the increased costs cannot be offset by changes in vehicle prices or countered by productivity gains. In particular, certain raw materials are sourced from a limited number of suppliers and from a limited number of countries. We cannot guarantee that we will be able to maintain arrangements with these suppliers that assure access to these raw materials, and in some cases this access may be affected by factors outside of our control and the control of our suppliers. For instance, natural or man-made disasters or civil unrest may have severe and unpredictable effects on the price of certain raw materials in the future.
As with raw materials, we are also at risk for supply disruption and shortages in parts and components for use in our vehicles for many reasons including, but not limited to, tight credit markets or other financial distress, natural or man-made disasters, or production difficulties. We will continue to work with suppliers to monitor potential disruptions and shortages and to mitigate the effects of any emerging shortages on our production volumes and revenues. However, there can be no assurances that these events will not have an adverse effect on our production in the future, and any such effect may be material.
Any interruption in the supply or any increase in the cost of raw materials, parts, components and systems could negatively impact our ability to achieve our vehicle shipment objectives and profitability. Long-term interruptions in supply of raw materials, parts, components and systems may result in a material impact on vehicle production, vehicle shipment objectives, and profitability. Cost increases which cannot be recouped through increases in vehicle prices, or countered by productivity gains, could have a material adverse effect on our business, financial condition and results of operations.
Labor laws and collective bargaining agreements with our labor unions could impact our ability to increase the efficiency of our operations.
Substantially all of our production employees are represented by trade unions, are covered by collective bargaining agreements and/or are protected by applicable labor relations regulations that may restrict our ability to modify operations and reduce costs quickly in response to changes in market conditions. These and other provisions in our collective bargaining agreements may impede our ability to restructure our business successfully to compete more effectively, especially with those automakers whose employees are not represented by trade unions or are subject to less stringent regulations, which could have a material adverse effect on our business, financial condition and results of operations.
We are subject to risks associated with exchange rate fluctuations, interest rate changes, credit risk and other market risks.
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the differences in geographic distribution of our manufacturing activities and commercial activities, resulting in cash flows from sales being denominated in currencies different from those connected to purchases or production activities. Additionally, a significant portion of our operating cash flow is generated in U.S. Dollars and the majority of our indebtedness is denominated in Euro.
We use various forms of financing to cover funding requirements for our industrial activities and for providing financing to our dealers and consumers. Moreover, liquidity for industrial activities is also principally invested in variable-rate or short-term financial instruments. Our financial services businesses normally operate a matching policy to offset the impact of differences in rates of interest on the financed portfolio and related liabilities. Nevertheless, changes in interest rates can affect our Net revenues, finance costs and margins.
In addition, although we manage risks associated with fluctuations in currency and interest rates through financial hedging instruments, fluctuations in currency or interest rates could have a material adverse effect on our business, financial condition and results of operations.
Our financial services activities are also subject to the risk of insolvency of dealers and retail consumers, as well as unfavorable economic conditions in markets where these activities are carried out. Despite our efforts to mitigate such risks through the credit approval policies applied to dealers and retail consumers, there can be no assurances that we will be able to successfully mitigate such risks, particularly with respect to a general change in economic conditions.
We are a Dutch public company with limited liability, and our shareholders may have rights different from those of shareholders of companies organized in the U.S.
The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions. We are a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and the responsibilities of members of our board of directors in companies governed by the laws of other jurisdictions including the U.S. In the performance of its duties, our board of directors is required by Dutch law to consider our interests and the interests of our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.
It may be difficult to enforce U.S. judgments against us.
We are incorporated under the laws of the Netherlands, and a substantial portion of our assets are outside of the U.S. Most of our directors and senior management and our independent auditors are resident outside the U.S., and all or a substantial portion of their respective assets may be located outside the U.S. As a result, it may be difficult for U.S. investors to effect service of process within the U.S. upon these persons. It may also be difficult for U.S. investors to enforce within the U.S. judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof. In addition, there is uncertainty as to whether the courts outside the U.S. would recognize or enforce judgments of U.S. courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof. Therefore, it may be difficult to enforce U.S. judgments against us, our directors and officers and our independent auditors.
We operate so as to be treated as exclusively resident in the United Kingdom for tax purposes, but the relevant tax authorities may treat us as also being tax resident elsewhere.
We are not a company incorporated in the United Kingdom (“U.K.”). Therefore, whether we are resident in the U.K. for tax purposes depends on whether our “central management and control” is located (in whole or in part) in the U.K. The test of “central management and control” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs (“HMRC”), suggest that we, a group holding company, are likely to be regarded as having become U.K.-resident on this basis from incorporation and remaining so if, as we intend, (i) at least half of the meetings of our Board of Directors are held in the U.K. with a majority of directors present in the U.K. for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting us and our subsidiaries; (iii) those meetings are properly minuted; (iv) at least some of our directors, together with supporting staff, are based in the U.K.; and (v) we have permanent staffed office premises in the U.K. HMRC has accepted that our “central management and control” is in the U.K.
Although it has been accepted that our “central management and control” is in the U.K., we would nevertheless not be treated as U.K.-resident if (a) we were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the U.K. and (b) there were a tie-breaker provision in that tax treaty which allocated exclusive residence to that other jurisdiction.
Our residence for Italian tax purposes is largely a question of fact based on all circumstances. We set up and we have thus far maintained, and intend to continue to maintain, our management and organizational structure in such a manner that we should be deemed resident in the U.K. from our incorporation for the purposes of the Italy-U.K. tax treaty. The result of this is that we should not be regarded as an Italian tax resident either for the purposes of the Italy-U.K. tax treaty or for Italian domestic law purposes. Because this analysis is highly factual and may depend on future changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence. Should we be treated as an Italian tax resident, we would be subject to taxation in Italy on our worldwide income and may be required to comply with withholding tax and/or reporting obligations provided under Italian tax law, which could result in additional costs and expenses.
Although it has been accepted that our “central management and control” is in the U.K., we will be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes on the basis that we are incorporated there. Nonetheless, we will be regarded as solely resident in either the U.K. or the Netherlands under the Netherlands-U.K. tax treaty if the U.K. and Dutch competent authorities agree that this is the case. We have received a ruling from the U.K. and Dutch competent authorities that we should be treated as resident solely in the U.K. for the purposes of the treaty. If there is a change over time to the facts upon which a ruling issued by the competent authorities is based, the ruling may be withdrawn or cease to apply.

We do not expect the June 2016 referendum in which U.K. voters approved an exit from the European Union to affect our tax residency in the U.K.; however, we are unable to predict with certainty whether the discussions to implement the referendum will ultimately have any impact on this matter.
The U.K.’s controlled foreign company taxation rules may reduce net returns to shareholders.
On the assumption that we are resident for tax purposes in the U.K., we will be subject to the U.K. controlled foreign company (“CFC”) rules. The CFC rules can subject U.K.-tax-resident companies (in this case, us) to U.K. tax on the profits of certain companies not resident for tax purposes in the U.K. in which they have at least a 25 percent direct or indirect interest. Interests of connected or associated persons may be aggregated with those of the U.K.-tax-resident company when applying this 25 percent threshold. For a company to be a CFC, it must be treated as directly or indirectly controlled by persons resident for tax purposes in the U.K. The definition of control is broad (it includes economic rights) and captures some joint ventures.
We expect, however, that our principal operating activities should fall within one or more exemptions from the CFC rules.
Although we do not expect the U.K.’s CFC rules to have an adverse impact on our financial position, the effect of the new CFC rules on us is not yet certain. We will continue to monitor developments in this regard and seek to mitigate any adverse U.K. tax implications which may arise. However, the possibility cannot be excluded that the CFC rules could have a material adverse effect on our business, financial condition and results of operations.
If we are deemed to not maintain a permanent establishment in Italy, we could experience a material increase in our tax liability.
Whether we have maintained a permanent establishment in Italy after the Merger (an “Italian P.E.”) is largely a question of fact based on all the circumstances. We believe that, on the understanding that we should be a U.K.-resident company under the Italy-U.K. tax treaty, we are likely to be treated as maintaining an Italian P.E. because we have maintained and intend to continue to maintain sufficient employees, facilities and activities in Italy to qualify as maintaining an Italian P.E. Should this be the case (i) the embedded gains on our assets connected with the Italian P.E. cannot be taxed as a result of the Merger; (ii) our tax-deferred reserves cannot be taxed, inasmuch as they have been recorded in the Italian P.E.’s financial accounts; and (iii) the Italian fiscal unit that was headed by Fiat before the Merger (the “Fiscal Unit”), continues with respect to our Italian subsidiaries whose shareholdings are part of the Italian P.E.’s net worth.
FCA filed a ruling request with the Italian tax authorities in respect of the continuation of the Fiscal Unit via the Italian P.E. on April 16, 2014. The Italian tax authorities issued the ruling on December 10, 2014 (the “2014 Ruling”), confirming that the Fiscal Unit may continue via the Italian P.E. Moreover, in another ruling issued on October 9, 2015 (the “2015 Ruling”), the Italian tax authorities confirmed that the separation of Ferrari from the Group (including the first demerger of certain assets held through the Italian P.E.) will qualify as a tax-free, neutral transaction from an Italian income tax perspective. Lastly, in a ruling released on October 28, 2016, the Italian tax authorities confirmed that the Italian P.E. could determine its computation base for the purposes of the Italian regime on notional interest deduction (Aiuto alla Crescita Economica) without taking into account certain anti-avoidance provisions (the “2016 Ruling”, and together with the 2014 Ruling and the 2015 Ruling, the “Rulings”). However, the Rulings are not assessments of certain sets of facts and circumstances. Therefore, even though the 2014 Ruling confirms that the Fiscal Unit may continue via the Italian P.E. and the 2015 Ruling and the 2016 Ruling assume such a P.E. to exist, this does not rule out that the Italian tax authorities may in the future verify whether FCA actually has a P.E. in Italy and potentially challenge the existence of such a P.E. Because the analysis is highly factual, there can be no assurance regarding our maintenance of an Italian P.E. after the Merger.

Risks Related to Our Existing Indebtedness
We have significant outstanding indebtedness, which may limit our ability to obtain additional funding on competitive terms and limit our financial and operating flexibility.
Although we have reduced our net indebtedness over the past several years, the extent of our indebtedness could still have important consequences on our operations and financial results, including:

•	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

•
we may need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes, including product development;

•	we are more financially leveraged than our competitors, which may put us at a competitive disadvantage; and

•	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions or our business.
These risks may be exacerbated by volatility in the financial markets, particularly those resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the Eurozone.
Restrictive covenants in our debt agreements could limit our financial and operating flexibility.
The indentures governing certain of our outstanding public indebtedness, and other credit agreements to which companies in the Group are a party, contain covenants that restrict the ability of certain companies in the Group to, among other things:

•	incur additional debt;

•	make certain investments;

•	sell certain assets or merge with or into other companies;

•	use assets as security in other transactions; and

•	enter into sale and leaseback transactions.
For more information regarding our credit facilities and debt, refer to the section — Liquidity and Capital Resources.
Restrictions arising out of FCA US’s Tranche B Term Loans may hinder our ability to manage our operations on a consolidated, global basis.
FCA US is party to a tranche B term loan maturing May 24, 2017 (the “Tranche B Term Loan due 2017”) and a tranche B term loan maturing on December 31, 2018 (the “Tranche B Term Loan due 2018”), collectively referred to as the “Tranche B Term Loans.” The credit agreements that govern the Tranche B Term Loans include covenants that restrict FCA US’s ability to enter into sale and leaseback transactions, purchase or redeem capital stock, prepay other debt, incur or guarantee additional indebtedness, incur liens, transfer and sell assets or engage in certain business combinations or undertake various other business activities.
These restrictive covenants could have an adverse effect on our business by limiting our ability to take advantage of mergers and acquisitions, joint ventures or other corporate opportunities. In particular, the credit agreements that govern the Tranche B Term Loans contain, and future indebtedness may contain, other and more restrictive covenants. These credit agreements require FCA US to maintain borrowing base collateral coverage and a minimum liquidity threshold. A breach of any of these covenants or restrictions could result in an event of default on the indebtedness of FCA US and creditors may foreclose on pledged properties, and could also result in cross-default under certain of our indebtedness.

Substantially all of the assets of FCA US and its U.S. subsidiary guarantors are unconditionally pledged as security under the credit agreements that govern its Tranche B Term Loans and could become subject to lenders’ contractual rights if an event of default were to occur.
FCA US is an obligor and several of its U.S. subsidiaries are guarantors of FCA US's Tranche B Term Loans. The obligations under the credit agreements governing the Tranche B Term Loans are secured by senior priority security interests in substantially all of the assets of FCA US and its U.S. subsidiary guarantors. The collateral includes 100 percent of the equity interests in FCA US’s U.S. subsidiaries and 65 percent of the equity interests in certain of its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors. An event of default under the credit agreements that govern FCA US’s Tranche B Term Loans could trigger its lenders’ contractual rights to enforce their security interest in these assets.
Risks Related to our Common Shares
Our maintenance of two exchange listings may adversely affect liquidity in the market for our common shares and could result in pricing differentials of our common shares between the two exchanges.
Our common shares are listed and traded on both the New York Stock Exchange (“NYSE”) and the Mercato Telematico Azionario (“MTA”) operated by Borsa Italiana. The dual listing of our common shares may split trading between the two markets and may result in limited trading liquidity of the shares in one or both markets, which may adversely affect the development of an active trading market for our common shares on either or both exchanges and may result in price differentials between the exchanges. Differences in the trading schedules, as well as volatility in the exchange rate of the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges, which may contribute to volatility in the trading of our shares.
The loyalty voting structure may affect the liquidity of our common shares and reduce our common share price.
Our loyalty voting structure may limit the liquidity of our common shares and adversely affect the trading prices of our common shares. The loyalty voting structure is intended to reward shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding our common shares continuously for at least three years at any time following the effectiveness of the Merger the option to elect to receive our special voting shares. Our special voting shares cannot be traded and, immediately prior to the deregistration of common shares from the FCA Loyalty Register, any corresponding special voting shares shall be transferred to us for no consideration (om niet). This loyalty voting structure is designed to encourage a stable shareholder base and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining our special voting shares. Therefore, the loyalty voting structure may reduce liquidity in our common shares and adversely affect their trading price.
The loyalty voting structure may make it more difficult for shareholders to acquire a controlling interest, change our management or strategy or otherwise exercise influence over us, and the market price of our common shares may be lower as a result.
The provisions of our articles of association which establish the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting structure, a relatively large proportion of our voting power could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of February 27, 2017, Exor N.V., which owns 29.4 percent of FCA common shares, had a voting interest in FCA of 42.60 percent due to its participation in the loyalty voting structure and as a result will have the ability to exercise significant influence on matters involving our shareholders. Such shareholders participating in the loyalty voting structure could effectively prevent change of control transactions that may otherwise benefit our shareholders. The loyalty voting structure may also prevent or discourage shareholders' initiatives aimed at changing our management or strategy or otherwise exerting influence over us.

There may be potential Passive Foreign Investment Company tax considerations for U.S. Shareholders.
Shares of our stock held by a U.S. holder would be stock of a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes with respect to a U.S. Shareholder if for any taxable year in which such U.S. Shareholder held our common shares, after the application of applicable look-through rules (i) 75 percent or more of our gross income for the taxable year consists of passive income (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations), or (ii) at least 50 percent of its assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of passive income. U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the dividends they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
While we believe that shares of our stock are not stock of a PFIC for U.S. federal income tax purposes, this conclusion is based on a factual determination made annually and thus is subject to change. Moreover, shares of our stock may become stock of a PFIC in future taxable years if there were to be changes in our assets, income or operations.
Tax consequences of our loyalty voting structure are uncertain.
No statutory, judicial or administrative authority directly discusses how the receipt, ownership, or disposition of special voting shares should be treated for Italian, U.K. or U.S. tax purposes and as a result, the tax consequences in those jurisdictions are uncertain.
The fair market value of our special voting shares, which may be relevant to the tax consequences, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, the special voting shares are not transferable (other than, in very limited circumstances, together with our associated common shares) and a shareholder will receive amounts in respect of the special voting shares only if we are liquidated, we believe and intend to take the position that the fair market value of each special voting share is minimal. However, the relevant tax authorities could assert that the value of the special voting shares as determined by us is incorrect.
The tax treatment of the loyalty voting structure is unclear and shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning and disposing of special voting shares.
Tax may be required to be withheld from dividend payments.
Although the U.K. and Dutch competent authorities have ruled that we should be treated as solely resident in the U.K. for the purposes of the Netherlands-U.K. double tax treaty, under Dutch domestic law dividend payments made by us to Dutch residents are still subject to Dutch dividend withholding tax and we would have no obligation to pay additional amounts in respect of such payments.
Should Dutch or Italian withholding taxes be imposed on future dividends or distributions with respect to our common shares, whether such withholding taxes are creditable against a tax liability to which a shareholder is otherwise subject depends on the laws of such shareholder’s jurisdiction and such shareholder’s particular circumstances. Shareholders are urged to consult their tax advisors in respect of the consequences of the potential imposition of Dutch and/or Italian withholding taxes. See “We operate so as to be treated as exclusively resident in the United Kingdom for tax purposes, but the relevant tax authorities may treat it as also being tax resident elsewhere.” in the section —Risks Related to Our Business, Strategy and Operations, above.

OVERVIEW
We are an international automotive group engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems worldwide through 162 manufacturing facilities and 87 research and development centers. We have operations in more than 40 countries and sell our vehicles directly or through distributors and dealers in more than 140 countries. We design, engineer, manufacture, distribute and sell vehicles for the mass-market under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia and Ram brands and the SRT performance vehicle designation. For our mass-market vehicle brands, we have centralized design, engineering, development and manufacturing operations, which allow us to efficiently operate on a global scale. We support our vehicle shipments with the sale of related service parts and accessories, as well as service contracts, worldwide under the Mopar brand name for mass-market vehicles. In addition, we design, engineer, manufacture, distribute and sell luxury vehicles under the Maserati brand. We make available retail and dealer financing, leasing and rental services through our subsidiaries, joint ventures and commercial arrangements with third party financial institutions. In addition, we operate in the components and production systems sectors under the Magneti Marelli, Teksid and Comau brands.
In 2016, we shipped 4.5 million vehicles, had Net revenues of €111.0 billion and Net profit of €1.8 billion. At December 31, 2016, we had available liquidity of €23.8 billion (including €6.2 billion available under undrawn committed credit lines) and we had Net industrial debt of €4.6 billion (Refer to the section —Operating and Financial Review—Non-GAAP Financial Measures—Net Debt).

HISTORY OF FCA
Fiat Chrysler Automobiles N.V. was originally incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014 and became the parent company of the Group on October 12, 2014 through the merger described below. Its principal office is located at 25 St. James's Street, London SW1A 1HA, United Kingdom (telephone number: +44 (0) 20 7766 0311).
Fiat, the predecessor to FCA, was founded as Fabbrica Italiana Automobili Torino, on July 11, 1899 in Turin, Italy as an automobile manufacturer. Fiat opened its first factory in 1900 in Corso Dante in Turin with 150 workers producing 24 cars. In 1902 Giovanni Agnelli, Fiat’s founder, became the Managing Director of the company.
Beginning in 2008, Fiat pursued a process of transformation in order to meet the challenges of a changing marketplace characterized by global overcapacity in automobile production and the consequences of economic recession that persisted particularly in the European markets on which it had historically depended. As part of its efforts to restructure operations, Fiat worked to expand the scope of its automotive operations, having concluded that significantly greater scale was necessary to enable it to be a competitive force in the increasingly global automotive markets.
In April 2009, Fiat and Old Carco LLC, formerly known as Chrysler LLC (“Old Carco”) entered into a master transaction agreement, pursuant to which FCA US LLC, formerly known as Chrysler Group LLC, (“FCA US”) agreed to purchase the principal operating assets of Old Carco and to assume certain of Old Carco's liabilities. Old Carco traced its roots to the company originally founded by Walter P. Chrysler in 1925 that, since that time, expanded through the acquisition of the Dodge and Jeep brands.
Following the closing of that transaction on June 10, 2009, Fiat held an initial 20 percent ownership interest in FCA US, with the UAW Retiree Medical Benefits Trust (the “VEBA Trust”), the U.S. Treasury and the Canadian government holding the remaining interests. FCA US's operations were funded with financing from the U.S. Treasury and Canadian government. In addition, Fiat held several options to acquire additional ownership interests in FCA US.
Over the following years, Fiat acquired additional ownership interests in FCA US, leading to majority ownership and full consolidation of FCA US’s results into our financial statements. On May 24, 2011, FCA US refinanced the U.S. and Canadian government loans, which were repaid in full, and in July 2011, Fiat acquired the ownership interests in FCA US held by the U.S. Treasury and Canadian government.
On January 21, 2014, Fiat purchased all of the VEBA Trust’s equity interests in FCA US, which represented the 41.5 percent of FCA US interest not then held by us, resulting in FCA US becoming an indirect 100 percent owned subsidiary of FCA.

The FCA Merger
On January 29, 2014, the Board of Directors of Fiat approved a proposed corporate reorganization resulting in the formation of FCA and decided to establish FCA, organized in the Netherlands, as the parent company of the Group with its principal executive offices in the United Kingdom.
On June 15, 2014, the Board of Directors of Fiat approved the terms of a cross-border legal merger of Fiat, the parent of the Group, into its 100 percent owned direct subsidiary, FCA, (the “Merger”). Fiat shareholders received in the Merger one (1) FCA common share for each Fiat ordinary share that they held. Moreover, under the Articles of Association of FCA, FCA shareholders received, if they so elected and were otherwise eligible to participate in the loyalty voting structure, one (1) FCA special voting share for each FCA common share received in the Merger. The loyalty voting structure is designed to provide eligible long-term FCA shareholders with two votes for each FCA common share held.
FCA was incorporated under the name Fiat Investments N.V. with issued share capital of €200,000, fully paid and divided into 20,000,000 common shares having a nominal value of €0.01 each. Capital increased to €350,000 on May 13, 2014.
Fiat shareholders voted and approved the Merger at their extraordinary general meeting held on August 1, 2014. After this approval, Fiat shareholders not voting in favor of the Merger were entitled to exercise cash exit rights (the “Cash Exit Rights”). The redemption price payable to these shareholders was €7.727 per share, equivalent to the average daily closing price published by Borsa Italiana for the six months prior to the date of the notice calling the meeting.
As a result of the exercise of the Cash Exit Rights, concurrent with the Merger, a total of 53,916,397 Fiat shares were canceled in the Merger with a resulting net aggregate cash disbursement of €417 million.
The Merger became effective on October 12, 2014 and, on October 13, 2014, FCA common shares commenced trading on the NYSE and on the MTA. The Merger is recognized in FCA’s consolidated financial statements from January 1, 2014. As a result, FCA, as successor of Fiat, is the parent company of the Group. There were no accounting effects as a direct result of the Merger.
Ferrari Spin-off

The spin-off of Ferrari N.V. was approved on December 3, 2015 at the extraordinary general meeting of FCA shareholders, and as the Ferrari segment was available for immediate distribution, it met the criteria to be classified as a disposal group held for distribution to owners as of December 31, 2015. As a result, the assets and liabilities of the Ferrari segment were classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015. In addition, the Group classified the Ferrari segment as a discontinued operation for the year ended December 31, 2015. The results of Ferrari were excluded from the Group's continuing operations, the after-tax result of Ferrari's operations were shown as a single line item within the Consolidated Income Statement for the year ended December 31, 2015 and the Consolidated Income Statement for the year ended December 31, 2014 was re-presented accordingly.

The spin-off of Ferrari N.V. from the Group was completed on January 3, 2016. The assets and liabilities of the Ferrari segment were distributed to holders of FCA shares and mandatory convertible securities. Since Exor N.V., which controls and consolidates FCA, will continue to control and consolidate Ferrari N.V., the spin-off of Ferrari N.V. was accounted for at book value without any gain or loss on the distribution. FCA shareholders received one common share of Ferrari N.V. for every ten common shares of FCA and holders of the mandatory convertible securities of FCA were entitled to receive 0.77369 common shares of Ferrari N.V. for each mandatory convertible security of U.S.$100 notional amount held of record on January 5, 2016. In addition, FCA shareholders participating in the FCA loyalty voting structure received one special voting share of Ferrari N.V. for every ten special voting shares of FCA held of record on January 5, 2016. On January 13, 2016, holders of FCA common shares also received a cash payment of €0.01, less any required applicable withholding tax, for each share held of record as of January 5, 2016.

OUR BUSINESS PLAN
In May 2014, we announced our 2014-2018 Business Plan, which focused on: strengthening and differentiating our portfolio of brands, including the globalization of Jeep and Alfa Romeo; volume growth; continued platform convergence and focus on cost efficiencies, as well as enhancing margins and strengthening our capital structure.

In 2016, we continued to make significant strides toward accomplishing these objectives, including by:

•
Improving our capital structure by completing the separation of Ferrari by the spin-off of our remaining interest to our shareholders, eliminating the ring-fencing of FCA US cash and reducing Net industrial debt to €4.6 billion;

•
Strengthening our brand portfolio through the launch of nine all-new products, which included six additions to the Group's portfolio (Fiat Tipo, Toro, Fullback and 124 Spider, Maserati Levante and Alfa Romeo Giulia) to address vehicle segments and offerings for which we had not previously had a vehicle, as well as the Chrysler Pacifica, Jeep Compass and Fiat Mobi;

•	Continuing to grow global Jeep volumes, with over 1.4 million vehicles sold worldwide in 2016; and

•	Ending production of the Chrysler 200 and Dodge Dart passenger cars and beginning the process of re-purposing this installed capacity to produce higher margin Ram pickup trucks and Jeep vehicles.

Notwithstanding the market, competitive and economic changes since May 2014, particularly in the Brazilian market, we have reaffirmed our intent to deliver significant positive operating cash flows for each of the two remaining years of the Business Plan and reiterated our goal to achieve a Net industrial cash position by the end of 2018.

INDUSTRY OVERVIEW

Vehicle Segments and Descriptions
We manufacture and sell passenger cars, light trucks and light commercial vehicles covering all market segments.
Passenger cars can be divided among seven main groups, whose definition could slightly vary by region. Mini cars, known as “A segment” vehicles in Europe and often referred to as “city cars,” are between 2.7 and 3.7 meters in length and include three- and five-door hatchbacks. Small cars, known as “B segment” vehicles in Europe and “sub-compacts” in the U.S., range in length from 3.7 meters to 4.4 meters and include three- and five-door hatchbacks and sedans. Compact cars, known as “C segment” vehicles in Europe, range in length from 4.3 meters to 4.7 meters, typically have a sedan body and mostly include three- and five-door hatchback cars. Mid-size cars, known as “D segment” vehicles in Europe, range between 4.7 meters to 4.9 meters, typically have a sedan body or are station wagons. Full-size cars range in length from 4.9 meters to 5.1 meters and are typically sedan cars or, in Europe, station wagons. Minivans, also known as multi-purpose vehicles (“MPVs”) typically have seating for up to eight passengers. Utility vehicles include SUVs, which are available with four-wheel drive systems that provide true off-road capabilities, and crossover utility vehicles, (“CUVs”), which are not designed for heavy off-road use.
Light trucks may be divided between vans (also known as light commercial vehicles), which typically are used for the transportation of goods or groups of people and have a payload capability up to 4.2 tons, and pickup trucks, which are light motor vehicles with an open-top rear cargo area and which range in length from 4.8 meters to 5.2 meters (in North America, the length of pickup trucks typically ranges from 5.5 meters to 6 meters). In North America, minivans and utility vehicles are categorized within trucks. In Europe, vans and pickup trucks are categorized as light commercial vehicles.
We characterize a vehicle as “new” if its vehicle platform is significantly different from the platform used in the prior model year and/or has had a full exterior renewal. We characterize a vehicle as “significantly refreshed” if it continues its previous vehicle platform but has extensive changes or upgrades from the prior model.
Our Industry
Designing, engineering, manufacturing, distributing and selling vehicles require significant investments in product design, engineering, research and development, technology, tooling, machinery and equipment, facilities and marketing in order to meet both consumer preferences and regulatory requirements. Automotive OEMs are able to benefit from economies of scale by leveraging their investments and activities on a global basis across brands and models. The automotive industry has also historically been highly cyclical, and to a greater extent than many industries, is impacted by changes in the general economic environment. In addition to having lower leverage and greater access to capital, larger OEMs that have a more diversified revenue base across regions and products tend to be better positioned to withstand industry downturns and to benefit from industry growth.
Most automotive OEMs produce vehicles for the mass-market and some of them also produce vehicles for the luxury market. Vehicles in the mass-market are typically intended to appeal to the largest number of consumers possible. Intense competition among manufacturers of mass-market vehicles, particularly for non-premium brands, tends to compress margins, requiring significant volumes to be profitable. As a result, success is measured in part by vehicle unit sales relative to other automotive OEMs. Luxury vehicles on the other hand are designed to appeal to consumers with higher levels of disposable income, and can therefore more easily achieve much higher margins. This allows luxury vehicle OEMs to produce lower volumes, enhancing brand appeal and exclusivity, while maintaining profitability.
In 2016, 92 million automobiles were sold around the world. Although China is the largest single automotive sales market with approximately 22 million passenger cars sold, the majority of automobile sales are still in the developed markets, including North America, Western Europe and Japan. Growth in other emerging markets has also played an increasingly important part in global automotive demand in recent years.

Financial Services
Because dealers and retail customers finance the purchase of a significant percentage of the vehicles sold worldwide, the availability and cost of financing is one of the most significant factors affecting vehicle sales volumes. Most dealers use wholesale or inventory financing arrangements to purchase vehicles from OEMs in order to maintain necessary vehicle inventory levels. Financial services companies may also provide working capital and real estate loans to facilitate investment in expansion or restructuring of the dealers’ premises. Financing may take various forms based on the nature of creditor protection provided under local law, but financial institutions tend to focus on minimizing credit risk on any financing originated in conjunction with a vehicle sale. Financing to retail customers takes a number of forms, including simple installment loans and finance leases. While direct online applications to financial services companies for these financial products are increasing in popularity, these financial products are usually distributed directly by the dealer. OEMs often use retail financing as a promotional tool, including through campaigns offering below market rate financing known as subvention programs. In such situations, an OEM typically compensates the financial services company up front for the difference between the financial return expected under standard market rates and the rates offered to the customer within the promotional campaign.
Many automakers rely on wholly owned or controlled finance companies to provide this financing. In other situations, OEMs have relied on joint ventures or commercial relationships with banks and other financial institutions in order to provide access to financing for dealers and retail customers. The model adopted by any particular OEM in a particular market depends upon, among other factors, its sales volumes and the availability of stable and cost-effective funding sources in that market, skilled resources and organization, as well as regulatory requirements.
Financial services companies controlled by OEMs typically receive funding from the OEM’s central treasury or from industrial and commercial operations of the OEM that have excess liquidity, however, they also access other forms of funding available from the banking system and capital markets in each market, including sales or securitization of receivables either in negotiated sales or through securitization programs. Financial services companies controlled by OEMs compete primarily with banks, independent financial services companies and other financial institutions that offer financing to dealers and retail customers. The long-term profitability of finance companies also depends on the cyclical nature of the industry, interest rate volatility, and the ability to access funding on competitive terms and to manage risks with particular reference to credit risks. OEMs within their global strategy aimed to expand their business, may provide access to financial services to their dealers and retail customers for the financing of parts and accessories, as well as pre-paid service contracts.

OVERVIEW OF OUR BUSINESS
Our activities are carried out through six reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), Maserati, our global luxury brand segment, and a global Components segment.
The following list sets forth our six reportable segments:

(i)
NAFTA: our operations to support distribution and sale of mass-market vehicles in the United States, Canada, Mexico and Caribbean islands primarily under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Jeep and Ram brands.

(ii)
LATAM: our operations to support the distribution and sale of mass-market vehicles in South and Central America primarily under the Dodge, Fiat, Jeep and Ram brands, with the largest focus of our business in Brazil and Argentina.

(iii)
APAC: our operations to support the distribution and sale of mass-market vehicles in the Asia Pacific region (mostly in China, Japan, Australia, South Korea and India) carried out in the region through both subsidiaries and joint ventures, primarily under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional and Jeep brands.

(iv)
EMEA: our operations to support the distribution and sale of mass-market vehicles in Europe (which includes the 28 members of the European Union and the members of the European Free Trade Association), the Middle East and Africa primarily under the Abarth, Alfa Romeo, Dodge, Fiat, Fiat Professional, Jeep, Lancia and Ram brands.

(v)	Maserati: the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand.

(vi)
Components: production and sale of lighting components, body control units, suspensions, shock absorbers, electronic systems, and exhaust systems and activities in powertrain (engine and transmissions) components, engine control units, plastic molding components and in the after-market carried out under the Magneti Marelli brand name; cast iron components for engines, gearboxes, transmissions and suspension systems, and aluminum cylinder heads and engine blocks under the Teksid brand name; and design and production of industrial automation systems and related products for the automotive industry under the Comau brand name.

We also hold interests in companies operating in other activities and businesses. These activities are grouped under “Other Activities,” which primarily consists of companies that provide services, including accounting, payroll, tax, insurance, purchasing, information technology, facility management and security for the Group as well as for CNH Industrial N.V. (“CNHI”) and manage central treasury activities.

Mass-Market Vehicle Brands
We design, engineer, develop, manufacture, distribute and sell vehicles and service parts under 9 mass-market vehicle brands, service parts and accessories under the Mopar brand name, as well as the SRT performance vehicle designation. We believe that we can continue to improve demand for our vehicles by building the value of our mass-market vehicle brands in particular by ensuring that each of our brands has a clear identity and market focus. Our mass-market vehicle brands are:

•	Abarth: Abarth, named after the company founded by Carlo Abarth in 1949, specializes in performance modification for on-road sports cars.

•
Alfa Romeo: Alfa Romeo, founded in 1910, and part of the Group since 1986, is known for a long, sporting tradition and Italian design. With the launch of all-new models, Alfa Romeo is seeking to reestablish itself as a premium car brand, appealing to drivers seeking high-level performance and handling combined with captivating and distinctive appearance.

•
Chrysler: Chrysler, named after the company founded by Walter P. Chrysler in 1925, aims to create vehicles with distinctive design, craftsmanship, intuitive innovation and technology standing as a leader in design, engineering and value.

•
Dodge: With a traditional focus on “muscle car” performance vehicles, the Dodge brand, which began production in 1914, offers a full line of vehicles providing an excellent value for consumers looking for high performance, dependability and functionality in everyday driving situations.

•
Fiat: Fiat brand cars have been produced since 1899 and are currently primarily focused on the mini, small and medium vehicle segments. The brand aims to make cars that are flexible, easy to drive, affordable and energy efficient.

•	Fiat Professional: Fiat Professional, launched in 2007 to replace the “Fiat Veicoli Commerciali” brand, offers light commercial vehicles and MPVs.

•
Jeep: Jeep, founded in 1941, is a globally recognized brand focused exclusively on the SUV and off-road vehicles market. Jeep set an all-time brand record in 2016 with over 1.4 million worldwide shipments (including shipments from our joint ventures).

•	Lancia: Lancia, founded in 1906, and part of the Group since 1969, covers the spectrum of small segment cars and is targeted towards the Italian market.

•	Ram: Ram, established as a standalone brand separate from Dodge in 2009, offers a line of full-size trucks, including light and heavy-duty pickup trucks, as well as light commercial vehicles.
In addition, the Mopar brand provides a full line of service parts and accessories for our mass-market vehicles worldwide. As of December 31, 2016, we had 52 parts distribution centers throughout the world to support our customer care efforts in each of our regions. Our Mopar brand accessories allow our customers to customize their vehicles by including after-market sales of products from side steps and lift-kits, to graphics packages, such as racing stripes, and custom leather interiors. Further, through the Mopar brand, we offer vehicle service contracts to our retail customers worldwide under the “Mopar Vehicle Protection” brand, with the majority of our service contract sales in 2016 in the U.S. and Europe. Finally, our Mopar customer care initiatives support our vehicle distribution and sales efforts in each of our mass-market vehicle segments through 26 call centers located around the world.

Mass-Market Vehicle Design and Manufacturing
Our mass-market vehicle brands target different groups of consumers in different regions. Leveraging the potential of our broad portfolio of brands, a key component of our strategic plan is to offer vehicles that appeal to a wide range of consumers located in each regional market. In order to optimize the mix of products we design and manufacture, a number of factors are considered, including:

•
consumer tastes, trends and preferences for certain vehicle types which vary based on geographic region, as well as regulatory requirements affecting our ability to meet consumer demands in those regions;

•	demographic trends, such as age of population and rate of family formation;

•	social and economic factors that affect preferences for optional features, affordability and fuel efficiency;

•	competitive environment, in terms of quantity and quality of competitors’ vehicles offered within a particular segment;

•	our brand portfolio, as each of our brands targets a different group of consumers, with the goal of avoiding overlapping product offerings or creating internal competition among brands and products;

•	our ability to leverage synergies with existing brands, products, platforms and distribution channels;

•	the impact of our products and processes on the environment;

•	development of a diversified portfolio of innovative technology solutions for both conventional engine technologies and alternative fuels and propulsion systems; and

•	manufacturing capacity, regulatory requirements and other factors that impact product development, including ability to minimize time-to-market for new vehicle launches.
We also consider these factors in developing a mix of vehicles within each brand, with an additional focus on ensuring that the vehicles we develop further our brand strategy.
We sell mass-market vehicles in all segments of the passenger car and truck markets. Our passenger car product portfolio includes vehicles such as the Fiat 500 (which has sold more than 1.9 million units globally since its launch in 2007), Alfa Romeo Giulia, Dodge Charger and minivans such as the Chrysler Pacifica. Our light commercial vehicles include vans such as the Fiat Professional Doblò, Fiat Professional Ducato and Ram ProMaster, and light and heavy-duty pickup trucks such as the Ram 1500 and 2500/3500. We also sell SUVs and CUVs in a number of vehicle segments, such as the Jeep Grand Cherokee, Jeep Cherokee, Jeep Renegade and the all-new Jeep Compass.
We also make use of common technology and parts in our vehicles. For example, we have produced over seven million Pentastar V-6 engines since 2010, for use in the Jeep Grand Cherokee, the Ram 1500 and 12 other vehicles. Because we designed this engine with flexible architecture, we can use it in a range of models, potentially with a variety of advanced technologies, such as direct injection or turbocharging.
Our efforts to respond to customer demand have led to a number of important initiatives, including localized production of Jeep vehicles in China and in Brazil to be sold in those countries, which leverages the Jeep brand’s name recognition in those markets.
Throughout our manufacturing operations, we have deployed World Class Manufacturing (“WCM”) principles. WCM principles were developed by the WCM Association, a non-profit organization dedicated to developing superior manufacturing standards. We are the only OEM that is a member of the WCM Association. WCM fosters a manufacturing culture that targets improved safety, quality and efficiency, as well as the elimination of all types of waste. Unlike some other advanced manufacturing programs, WCM is designed to prioritize issues, focus on those initiatives believed likely to yield the most significant savings and improvements, and direct resources to those initiatives. Concurrently with our January 2014 acquisition of the remaining 41.5 percent of FCA US owned by the VEBA Trust, FCA US entered into a memorandum of understanding to supplement the existing collective bargaining agreement with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (“UAW”), and provide for a specific commitment to support the implementation of our WCM principles throughout FCA US's manufacturing facilities, to facilitate benchmarking across all of our manufacturing plants and actively assist in the achievement of FCA US's long-term business plan. We also offer several types of WCM programs to our suppliers whereby they can learn and incorporate WCM principles into their own operations. Refer to the section - Sustainability Governance and Commitment to Stakeholders below.

Vehicle Sales Overview
Our new vehicle sales represent sales of vehicles primarily through dealers and distributors, or in some cases, directly by us, to retail customers and fleet customers. Our sales include mass-market and luxury vehicles manufactured at our plants, as well as vehicles manufactured by our joint ventures and third party contract manufacturers. Our sales figures exclude sales of vehicles that we contract manufacture for other OEMs. While our vehicle sales are illustrative of our competitive position and the demand for our vehicles, sales are not directly correlated to our Net revenues, Cost of revenues or other measures of financial performance, as such results are primarily driven by our vehicle shipments to dealers and distributors.

	Years ended December 31
	2016	2015	2014
	(millions of units)
NAFTA	2.6	2.6	2.5
LATAM	0.5	0.6	0.8
APAC	0.2	0.2	0.3
EMEA	1.4	1.3	1.2
Total Mass-Market Vehicle Brands	4.7	4.7	4.8
Maserati	0.04	0.04	0.04
Total Worldwide	4.7	4.7	4.8
NAFTA
NAFTA Sales and Competition
The following table presents our mass-market vehicle sales and estimated market share in the NAFTA segment for the periods presented:

	Years ended December 31
	2016(1),(2)		2015(1),(2),(3)		2014(1),(2),(3)
NAFTA	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
U.S.	2,244	12.6%	2,253	12.6%	2,106	12.5%
Canada	279	14.2%	291	15.1%	289	15.3%
Mexico and Other	88	5.3%	87	6.3%	77	6.6%
Total	2,611	12.2%	2,631	12.4%	2,472	12.4%
________________________________
(1) Certain fleet sales that are accounted for as operating leases are included in vehicle sales.
(2) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive.
(3) Sales information has been restated to be consistent with reporting methodology disclosed in the FCA US press release issued July 26, 2016.

The following table presents estimated new vehicle market share information for us and our principal competitors in the U.S., our largest market in the NAFTA segment:

	Years ended December 31
U.S.	2016	2015	2014
Automaker	Percentage of industry
GM	17.0%	17.3%	17.4%
Ford	14.6%	14.7%	14.7%
Toyota	13.7%	14.0%	14.1%
FCA	12.6%	12.6%	12.4%
Honda	9.2%	8.9%	9.2%
Nissan	8.8%	8.3%	8.2%
Hyundai/Kia	8.0%	7.8%	7.8%
Other	16.1%	16.4%	16.2%
Total	100.0%	100.0%	100.0%
After a sharp decline from 2007 to 2010, the U.S. automotive market sales steadily improved through 2015 and have remained stable in 2016. U.S. industry sales, including medium and heavy-duty vehicles, increased from 10.6 million units in 2009 to 17.9 million units in 2016. The strong recovery in automotive sector in 2015 was supported by robust macroeconomic and automotive specific factors, such as growth in per capita disposable income, improved consumer confidence, the increasing age of vehicles in operation, improved consumer access to affordably priced financing and higher prices of used vehicles. While these contributing factors remain relatively strong, some of them have begun to moderate in 2016, which has resulted in a plateauing of auto sales, albeit at high levels on a historic basis.
Our vehicle line-up in the NAFTA segment leverages the brand recognition of the Chrysler, Dodge, Jeep and Ram brands to offer cars, utility vehicles, pickup trucks and minivans under those brands, as well as vehicles in smaller segments, such as the Fiat 500 in the micro/small-segment and the Fiat 500X and Jeep Renegade in the small SUV/crossover segment. Our vehicle sales and profitability in the NAFTA segment are generally weighted towards larger vehicles such as utility vehicles, trucks and vans, while overall industry sales in the NAFTA segment generally are more evenly weighted between smaller and larger vehicles.
During 2016, production began for the all-new Chrysler Pacifica Hybrid, which represented the industry’s first electrified minivan and in December 2016, Google's Self-Driving Car Project, Waymo, and FCA announced the completion of the production of 100 Chrysler Pacifica Hybrid minivans, which were uniquely built to enable fully self-driving operation. The all-new Alfa Romeo Giulia was launched in NAFTA, with sales starting in December 2016. In addition, the all-new Alfa Romeo Stelvio, which is the first ever Alfa Romeo SUV, was revealed at the Los Angeles Auto Show in November 2016.
In connection with the NAFTA capacity realignment plan, production of the Dodge Dart and Chrysler 200 was discontinued in 2016 to allow realignment of the capacity to our manufacturing of utility vehicles and trucks.
NAFTA Distribution
In the NAFTA segment, our vehicles are sold primarily to dealers in our dealer network for sale to retail consumers and fleet customers. The following table sets forth the number of independent entities in our dealer and distributor network in the NAFTA segment. The table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have a relationship with a general distributor, this table reflects that general distributor as one distribution relationship:

	At December 31
	2016	2015	2014
NAFTA	3,273	3,261	3,251
In the NAFTA segment, fleet sales in the commercial channel are typically more profitable than sales in the government and daily rental channels since they more often involve customized vehicles with more optional features and accessories; however, vehicle orders in the commercial channel are usually smaller in size than the orders made in the daily rental channel. Fleet sales in the government channel are generally more profitable than fleet sales in the daily rental channel primarily due to the mix of products included in each respective channel. Rental car companies, for instance, place larger orders of small and mid-sized cars and minivans with minimal options, while sales in the government channel often involve a higher mix of relatively more profitable vehicles such as pickup trucks, minivans and large cars with more options.
NAFTA Segment Mass-Market Dealer and Customer Financing
In the NAFTA segment, we do not have a captive finance company or joint venture and instead rely upon independent financial service providers, including Santander Consumer USA Inc. (or “SCUSA”) to provide financing for dealers and retail customers in the U.S. In February 2013, we entered into a private label financing agreement with SCUSA (the “SCUSA Agreement”), under which SCUSA provides a wide range of wholesale and retail financial services to our dealers and retail customers in the U.S., under the Chrysler Capital brand name.
The SCUSA Agreement has a ten year term from February 2013, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. Under the SCUSA Agreement, SCUSA has certain rights, including limited exclusivity to participate in specified minimum percentages of certain retail financing rate subvention programs, provided SCUSA maintains certain performance standards as set out in the SCUSA Agreement. SCUSA’s exclusivity rights are subject to SCUSA maintaining price competitiveness based on market benchmark rates to be determined through a steering committee process as well as minimum approval rates.
The SCUSA Agreement replaced an auto finance relationship with Ally Financial Inc. (or “Ally”), which was terminated in 2013. As of December 31, 2016, Ally was providing wholesale lines of credit to approximately 36 percent of our dealers in the U.S. For the year ended December 31, 2016, we estimate that approximately 85 percent of the vehicles purchased by our U.S. retail customers were financed or leased of which approximately 45 percent were financed or leased through Ally and SCUSA. Additionally, we have arrangements with a number of financial institutions to provide a variety of dealer and retail customer financing programs in Canada.
In December 2015, FCA Mexico entered into a ten year private label financing agreement with FC Financial, S.A De C.V., Sofom, E.R., Grupo Financiaro Inbursa (“FC Financial”), a wholly owned subsidiary of Banco Inbursa, under which FC Financial provides a wide range of wholesale and retail financial services to our dealers and retail customers under the FCA Financial Mexico brand name. The wholesale repurchase obligation under the agreement is limited to wholesale purchases in case of actual or constructive termination of a dealer's franchise agreement.
LATAM
LATAM Sales and Competition
The following table presents our mass-market vehicle sales and market share in the LATAM segment for the periods presented:

	Years ended December 31
	2016(1)		2015(1)		2014(1)
LATAM	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
Brazil	365	18.4%	483	19.5%	706	21.2%
Argentina	79	11.6%	74	11.9%	88	13.4%
Other LATAM	29	2.9%	27	2.7%	37	3.0%
Total	473	12.9%	584	14.2%	830	16.0%

______________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

The following table presents our mass-market vehicle market share information and our principal competitors in Brazil, our largest market in the LATAM segment:

Brazil	Years ended December 31
	2016(1)	2015(1)	2014(1)
Automaker	Percentage of industry
FCA	18.4%	19.5%	21.2%
GM	17.4%	15.6%	17.4%
Volkswagen (*)	12.1%	15.2%	17.7%
Ford	9.1%	10.2%	9.2%
Other	43.0%	39.5%	34.5%
Total	100.0%	100.0%	100.0%
__________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.
(*) Including Audi.
The automotive industry within which the LATAM segment operates decreased 11 percent from 2015, to 3.7 million vehicles (cars and light commercial vehicles) in 2016, which was primarily driven by a 20 percent decrease in Brazil's industry vehicle sales reflecting continued macroeconomic weakness that was partially offset by an increase of 9 percent in Argentina's industry vehicle sales.
Although Group sales in LATAM decreased 19 percent from 2015, the Group remained the market leader in Brazil, albeit reducing its lead over its nearest competitor to 100 basis points with market share at 18.4 percent, which decreased 110 basis points due to strong competition and pricing actions taken to protect margins. In Argentina, overall market share declined to 11.6 percent from 11.9 percent in 2015.
Our vehicle sales in the LATAM segment leverage the name recognition of Fiat and the relatively urban population of countries like Brazil to offer Fiat brand Segment A and B vehicles in our key markets in the LATAM segment. We are the leading automaker in Brazil, due in large part to Fiat's leadership in the A segment (which represents more than 25 percent of Brazilian market vehicle sales). In Brazil, Fiat also leads the small and medium pickup truck market with the Fiat Strada and all-new Fiat Toro at 55 percent and 74.3 percent of specific segment share respectively, while Jeep is continuing its momentum in the small and medium SUV segments with the Jeep Renegade consolidating segment share at 17.5 percent and with the commercial launch of the all-new Jeep Compass. The all-new Jeep Compass, which is a global compact SUV, is produced in the Pernambuco plant in Brazil.
LATAM Distribution
The following table presents the number of independent entities in our dealer and distributor network. In the LATAM segment, we generally enter into multiple dealer agreements with a single dealer, covering one or more points of sale. Outside Brazil and Argentina, our major markets, we distribute our vehicles mainly through general distributors and their dealer networks. This table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have relationships with a general distributor in a particular market, this table reflects that general distributor as one distribution relationship:

	At December 31
	2016	2015	2014
LATAM	430	442	441
LATAM Dealer and Customer Financing
In the LATAM segment, we provide access to dealer and retail customer financing through both wholly owned captive finance companies and through strategic relationships with financial institutions.

We have two wholly owned captive finance companies in the LATAM segment: Banco Fidis S.A. in Brazil and Fiat Credito Compañia Financiera S.A. in Argentina. These captive finance companies offer dealer and retail customer financing. In addition, in Brazil we have two significant commercial partnerships with Banco Itaù and Bradesco to provide financing to retail customers purchasing Fiat brand vehicles. Banco Itaù is a leading vehicle retail financing company in Brazil. This partnership was renewed in August 2013 for a ten-year term ending in 2023. Under this agreement, Banco Itaù has exclusivity on our promotional campaigns and preferential rights on non-promotional financing. We receive commissions in connection with each vehicle financing above a certain threshold. This agreement applies only to our retail customers purchasing Fiat branded vehicles. In July 2015, FCA Fiat Chrysler Automoveis Brasil ("FCA Brasil") and Banco Fidis signed a ten-year partnership contract with Bradesco, through its affiliate Bradesco Financiamentos, whereby Bradesco Financiamentos will finance retail sales of Jeep, Chrysler, Dodge and Ram vehicles in Brazil. Banco Fidis will be in charge of the commercial management of this partnership, intermediating the relationship between FCA Brasil clients and dealers with Bradesco Financiamentos regarding the offer of financial products. Under this agreement, Bradesco has exclusivity on promotional campaigns and FCA Brasil will promote Bradesco as its official financial partner. We receive commissions for this partnership agreement and for acting as banking agent based on profitability and penetration reached by the partnership.
APAC

APAC Sales and Competition

The following table presents our vehicle sales in the APAC segment for the periods presented:

	Years ended December 31
	2016(1),(4)		2015(1),(4)		2014(1),(4)
APAC	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
China(2)	176	0.8%	139	0.8%	171	1.0%
Japan	20	0.5%	17	0.4%	18	0.4%
Australia	18	1.6%	35	3.1%	44	4.0%
India(3)	7	0.2%	9	0.3%	12	0.5%
South Korea	7	0.4%	7	0.4%	6	0.5%
APAC 5 major Markets	228	0.7%	207	0.7%	251	0.9%
Other APAC	5	—	8	—	6	—
Total	233	—	215	—	257	—
__________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including R.L. Polk Data, IHS Markit and National Automobile Manufacturing Associations.
(2) Sales data include vehicles sold by our joint ventures in China.
(3) India market share is based on wholesale volumes.
(4) Group sales reflect retail deliveries. APAC industry reflects aggregate for major markets where the Group competes (China, Australia, Japan, South Korea, and India). Market share is based on retail registrations except, as noted above, in India where market share is based on wholesale volumes.
The automotive industry in the APAC segment has shown strong year-over-year growth. Industry sales in the five key markets (China, India, Japan, Australia and South Korea) where we compete increased from 16.1 million in 2009 to 32.2 million in 2016, a compound annual growth rate (“CAGR”) of approximately 10 percent. Industry demand increased 11 percent with growth in China (+15 percent), India (+7 percent) and Australia (+2 percent) and South Korea flat, offsetting a 2 percent decline in Japan.
We sell a range of vehicles in the APAC segment, including small and compact cars and utility vehicles. Although our smallest mass-market segment by vehicle sales, we believe the APAC segment represents a significant growth opportunity and we have invested in building relationships with key joint venture partners in China and India in order to increase our presence in the region. In 2010, the GAC FCA JV was formed for the production of Fiat brand passenger cars due to the demand for mid-size vehicles in China. In 2015, we expanded local production by the GAC FCA JV with the production of the Jeep Cherokee and in 2016, we continued the transition to local SUV production in China with the production of the Jeep Renegade (in April) and the all-new Jeep Compass (in November) at the Guangzhou plant of the GAC FCA JV. In 2016, the Jeep brand made its return to India, with the launches of the imported Jeep Wrangler and Jeep Grand Cherokee; preparation also continues for the local production of the all-new Jeep Compass planned in the Ranjangaon, India plant for sale in India and other right-hand drive countries in 2017. We also work with a joint venture partner in India to manufacture Fiat branded vehicles that we distribute through wholly owned subsidiaries. In other parts of the APAC segment, we distribute vehicles that we manufacture in the U.S. and Europe through our dealers and distributors.
APAC Distribution
In the key markets in the APAC segment (China, Australia, India, Japan and South Korea), we sell our vehicles through a wholly owned subsidiary or through our joint ventures to local independent dealers. In other markets where we do not have a substantial presence, we have agreements with general distributors for the distribution of our vehicles through their networks. The following table presents the number of independent entities in our dealer and distributor network. The table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have relationships with a general distributor in a particular market, this table reflects that general distributor as one distribution relationship:

	At December 31
	2016	2015	2014
APAC	663	681	729
APAC Dealer and Customer Financing
In the APAC segment, we operate a wholly owned captive finance company, FCA Automotive Finance Co., Ltd, which supports, on a non-exclusive basis, our sales activities in China through dealer and retail customer financing. Cooperation agreements are also in place with third party financial institutions to provide dealer network and retail customer financing in India, South Korea, Australia and Japan.
EMEA
EMEA Sales and Competition
The following table presents our passenger car and light commercial vehicle sales in the EMEA segment for the periods presented:

	Years ended December 31
	2016(1),(2),(3)		2015(1),(2),(3)		2014(1),(2),(3)
EMEA Passenger Cars	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
Italy	528	28.9%	446	28.3%	377	27.7%
Germany	97	2.9%	90	2.8%	84	2.8%
UK	84	3.1%	83	3.2%	80	3.2%
France	80	4.0%	71	3.7%	62	3.5%
Spain	60	5.2%	47	4.5%	36	4.3%
Other Europe	136	3.3%	127	3.3%	121	3.5%
Europe*	985	6.5%	864	6.1%	760	5.8%
Other EMEA**	113	—	124	—	126	—
Total	1,098	—	988	—	886	—
_____________________________
* 28 members of the European Union and members of the European Free Trade Association (other than Italy, Germany, UK, France, and Spain).
** Market share not included in Other EMEA because our presence is less than one percent.
(1) Certain fleet sales accounted for as operating leases are included in vehicle sales.
(2) Our estimated market share data is presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.
(3) Sale data includes vehicle sales by our joint venture in Turkey.

	Years ended December 31
	2016(1),(2),(3)		2015(1),(2),(3)		2014(1),(2),(3)
EMEA Light Commercial Vehicles	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
Europe*	250	11.6%	217	11.3%	197	11.5%
Other EMEA**	69	—	77	—	68	—
Total	319	—	294	—	265	—
______________________________
* 28 members of the European Union and members of the European Free Trade Association.
** Market share not included in Other EMEA because our presence is less than one percent.
(1) Certain fleet sales accounted for as operating leases are included in vehicle sales.
(2) Our estimated market share data is presented based on the national Registration Offices databases on products categorized under light commercial vehicles.
(3) Sale data includes vehicle sales by our joint venture in Turkey.
The following table summarizes our new vehicle market share information and our principal competitors in Europe, our largest market in the EMEA segment:

	Years ended December 31
Europe-Passenger Cars	2016(*)	2015(*)	2014(*)
Automaker	Percentage of industry
Volkswagen	24.1%	24.8%	25.5%
Renault	10.1%	9.6%	9.5%
PSA	9.7%	10.4%	10.7%
Ford	6.9%	7.2%	7.3%
BMW	6.8%	6.6%	6.4%
GM	6.6%	6.7%	7.1%
FCA (1)	6.6%	6.1%	5.9%
Daimler	6.2%	5.9%	5.4%
Toyota	4.3%	4.3%	4.3%
Other	18.7%	18.4%	17.9%
Total	100.0%	100.0%	100.0%

______________________________
* Including all 28 European Union (EU) Member States and the 4 European Free Trade Association, or EFTA member states.
(1)) Market share data is presented based on the European Automobile Manufacturers Association, or ACEA Registration Databases, which also includes Maserati within our Group for all periods presented; includes Ferrari within our Group for 2014 and 2015.
In 2016, the Fiat brand continued its leadership in the minicar segment with a market share of 29.4 percent in EU 28+EFTA where it steadily controls the first two positions: Panda (market share of 14.9 percent), followed by the Fiat 500 (market share of 14.5 percent). In Italy, the Fiat 500X led its segment with a market share of 20.6 percent.
The Jeep brand in EMEA continued its growth selling 128,000 units, up 9 percent over the prior year. Volumes were also higher in the light commercial vehicle segment, with industry sales up 12 percent over the prior year to about 2.2 million units. The Ducato continued its strong performance in 2016, leading its segment in Europe with a growth of 13 percent.

The all-new Fiat Tipo family, which is sold in approximately 40 countries across EMEA, completed its lineup in September 2016 with the introduction of the Fiat Tipo station wagon, which complemented the Fiat Tipo hatchback that was launched in June 2016 and the Fiat Tipo four-door compact sedan that was launched in December 2015, marking Fiat’s comeback to the medium-compact and compact sedan segments.

The commercial launch of the all-new Alfa Romeo Giulia in major European markets took place in the second quarter of 2016, marking the return of Alfa Romeo to the premium sedan segment in EMEA.

In Europe, FCA’s sales are largely weighted to passenger cars, with approximately 42 percent of our total vehicle sales in the small car segment for 2016, reflecting demand for smaller vehicles due to driving conditions prevalent in many European cities and stringent environmental regulations.
EMEA Distribution
In Europe, our relationship with individual dealer entities can be represented by a number of contracts (typically, we enter into one agreement per brand of vehicles to be sold), and the dealer can sell those vehicles through one or more points of sale. In many markets, points of sale tend to be physically small and carry limited inventory.
In Europe, we sell our vehicles directly to independent and our own dealer entities located in most European markets. In other markets in the EMEA segment in which we do not have a substantial presence, we have agreements with general distributors for the distribution of our vehicles through their existing distribution networks.
The following table summarizes the number of independent entities in our dealer and distributor network. The table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have relationships with a general distributor in a particular market, this table reflects that general distributor as one distribution relationship:

	At December 31
	2016	2015	2014
EMEA	2,071	2,090	2,143
EMEA Dealer and Customer Financing
In the EMEA segment, dealer and retail customer financing is primarily managed by FCA Bank, our joint venture with Crédit Agricole Consumer Finance S.A. (or “Crédit Agricole”). FCA Bank operates in Europe including Italy, France, Germany, the U.K. and Spain. We began this joint venture in 2007, and in July 2013, we reached an agreement with Crédit Agricole to extend its term through December 31, 2021. Under the agreement, FCA Bank will continue to benefit from the financial support of Crédit Agricole while continuing to strengthen its position as an active player in the securitization and debt markets. FCA Bank provides retail and dealer financing to support our mass-market vehicle brands and Maserati vehicles, as well as certain other OEMs.
Fidis S.p.A., our wholly owned captive finance company, supports selected dealers in Italy, upon the OEM request by providing financing, as well as factoring services to the Group's subsidiaries when they acquire receivables originated in different regions. We also operate a joint venture providing financial services to retail customers in Turkey, and operate vendor programs with bank partners in other markets to provide access to financing in those markets.
Maserati
Maserati, a luxury vehicle brand founded in 1914, became part of our business in 1993. We believe that Maserati customers typically seek a combination of style, both in high quality interiors and external design, performance, sports handling and comfort that come with a top of the line luxury vehicle. In 2013, the Maserati brand was re-launched by the introduction of the next generation Quattroporte and the introduction of the all-new Ghibli (luxury four door sedans), the first addressed the flagship large sedan segment and the second was designed to address the luxury full-size sedan vehicle segment. Maserati’s current vehicles also include the GranTurismo, the brand’s first modern two door, four seat coupe, also available in a convertible version. In 2016, the all-new Maserati Levante was launched, which was the first SUV in Maserati's history and which completed the Maserati product portfolio.

The following table shows the distribution of Maserati sales by geographic regions as a percentage of total sales for each year ended December 31, 2016, 2015 and 2014:

	As a percentage of 2016 sales	As a percentage of 2015 sales	As a percentage of 2014 sales
U.S.	31%	37%	39%
China	30%	22%	25%
Europe Top 4 countries(1)	15%	14%	13%
Japan	3%	5%	4%
Other countries	21%	22%	19%
Total	100%	100%	100%
_____________________________
(1) Europe Top 4 Countries by sales, includes Italy, UK, Germany and Switzerland.
In 2016, a total of 40 thousand Maserati vehicles were sold to retail consumers, an increase of 27 percent compared to 2015, with increased sales in all major regions and China sales almost doubling over prior year, primarily due to the all-new Maserati Levante.
We sell our Maserati vehicles through a worldwide distribution network of approximately 420 Maserati dealers as of December 31, 2016, that is separate from our mass-market vehicle distribution network.
FCA Bank provides access to retail customer financing for Maserati brand vehicles in Europe and subsidiaries of Fidis S.p.A. provide retail and dealer financings on a non-exclusive basis in China. In other regions, we rely on local agreements with financial services providers for financing of Maserati brand vehicles.

Components
We sell components and production systems under the following brands:
Magneti Marelli. Founded in 1919 as a joint venture between Fiat and Ercole Marelli, Magneti Marelli is an international leader in the design and production of state-of-the-art automotive systems and components. Through Magneti Marelli, we design and manufacture automotive lighting systems, powertrain (engines and transmissions) components and engine control units, electronic systems, suspension systems and exhaust systems, and plastic components and modules. The Automotive Lighting business line, headquartered in Reutlingen, Germany, is dedicated to the development, production and sale of automotive exterior lighting products for all major OEMs worldwide. The Powertrain business line is dedicated to the production of engine and transmission components for automobiles, motorbikes and light commercial vehicles and has a global presence due to its own research and development centers, applied research centers and production plants. The Electronic Systems business line provides know-how in the development and production of hardware and software in mechatronics, instrument clusters, telematics and satellite navigation. We also provide aftermarket parts and services and operate in the motor-sport business, in particular electronic and electro-mechanical systems for championship motor-sport racing, under the Magneti Marelli brand. We believe the Magneti Marelli brand is characterized by key technologies available to its final customers at a competitive price, with high quality and competitive offerings, technology and flexibility.
Magneti Marelli provides wide-ranging expertise in electronics through a process of ongoing innovation and environmental sustainability in order to develop intelligent systems for active and passive vehicle safety, on-board comfort and powertrain technologies. Magneti Marelli products that are intended to improve energy efficiency (including hybrid systems, Xenon and LED lights, gasoline direct injection systems and automated manual transmissions) contributed €2.3 billion in revenues for 2016. With 86 production facilities and 45 research and development centers (including joint ventures), Magneti Marelli has a presence in 18 countries and supplies all the major OEMs across the globe. In several countries, Magneti Marelli’s activities are carried out through a number of joint ventures with local partners with the goal of entering more easily into new markets by leveraging the partners' local relationships. Thirty-one percent of Magneti Marelli’s 2016 revenue is derived from sales to the Group.

Teksid. Originating from Fiat’s 1917 acquisition of Ferriere Piemontesi, the Teksid brand was established in 1978 and today specializes in grey and nodular iron castings production. Teksid produces iron engine blocks, cylinder heads, engine components, transmission parts, gearboxes and suspensions. Teksid Aluminum produces aluminum engine blocks and cylinder heads. Fifty percent of Teksid’s 2016 revenue is derived from sales to the Group.
Comau. Founded in 1973, Comau, which originally derived its name from the acronyms of COnsorzio MAcchine Utensili (consortium of machine tools), produces advanced manufacturing systems through an international network. Comau operates primarily in the field of integrated automation technology, delivering advanced turnkey systems to its customers. Through Comau, we develop and sell a wide range of industrial applications, including robotics, and provide support service and training to customers. Comau’s main activities include powertrain metal-cutting systems, mechanical assembly systems and testing, innovative and high performance body welding and assembly systems and robotics. Comau’s automation technology is used in a variety of industries, including automotive and aerospace. Comau also provides maintenance services in Latin America. Twenty-eight percent of Comau’s 2016 revenue is derived from sales to the Group.

OPERATING RESULTS

NON-GAAP FINANCIAL MEASURES
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Net debt, Net industrial debt, Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”), Adjusted net profit and certain information provided on a constant exchange rate basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with IFRS as adopted by the European Union.

Net Debt and Net Industrial Debt
We believe Net debt is useful in providing a measure of the Group’s total indebtedness after consideration of cash and cash equivalents and current securities.
Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net debt between industrial activities and financial services.
The division between industrial activities and financial services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for industrial activities also includes companies that perform centralized treasury activities, such as raising funding in the market and financing Group companies, but do not, however, provide financing to third parties. Financial services includes companies that provide retail and dealer finance as well as leasing and rental services in support of the mass-market vehicle brands in certain geographical segments and for the Maserati luxury brand. In addition, activities of financial services include providing factoring services to industrial activities, as an alternative to factoring from third parties. Operating results of such financial services activities are included within the respective region or sector in which they operate.
Net industrial debt (i.e., Net debt of industrial activities) is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance, however it should not be considered as a substitute for cash flow or other methods of analyzing our results as reported under IFRS. Net industrial debt is computed as: debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) current available-for-sale and held-for-trading securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial debt.
Refer to the section —Liquidity and Capital Markets - Net Debt below for further information and the reconciliation of these non-GAAP measures to Debt, which is the most directly comparable measure included in our Consolidated Statement of Financial Position.
Adjusted EBIT
Adjusted EBIT excludes certain adjustments from Net profit from continuing operations including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). Adjusted EBIT is used for internal reporting to assess performance and as part of the Group's forecasting, budgeting and decision making processes as it provides additional transparency of the Group's core operations. We believe this non-GAAP measure is useful because it excludes items that we do not believe are indicative of the Group’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted EBIT is useful for analysts and investors to understand how management assesses the Group’s ongoing operating performance on a consistent basis. In addition, Adjusted EBIT is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council.
Refer to the section —Group Results below for further discussion and for a reconciliation of this non-GAAP measure to Net profit from continuing operations, which is the most directly comparable measure included in our Consolidated Income Statement. Adjusted EBIT should not be considered as a substitute for Net profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Adjusted Net Profit
Adjusted net profit is calculated as Net profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature. We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Group’s ongoing operating performance and provides investors with a more meaningful comparison of the Group's ongoing operating performance. In addition, Adjusted net profit is one of the metrics used in the determination of the annual performance bonus and the achievement of certain performance objectives established under the terms of the equity incentive plan for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council.
Refer to the section —Group Results below for further discussion and for a reconciliation of this non-GAAP measure to Net profit from continuing operations, which is the most directly comparable measure included in our Consolidated Income Statement. Adjusted net profit should not be considered as a substitute for Net profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Constant Currency Information

The discussion within —Results of Operations below includes information about our results at constant exchange rates (“CER”), which is calculated by applying the prior year average exchange rates to current financial data expressed in local currency in which the relevant financial statements are denominated (see Note 2, Basis of Preparation, within the Consolidated Financial Statements included elsewhere in this report for the exchange rates applied). Although we do not believe that this non-GAAP measure is a substitute for GAAP measures, management’s evaluation of operating performance excludes the effects of currency fluctuations and in addition, we believe that results excluding the effect of currency fluctuations provide additional useful information to investors regarding the operating performance and trends in our business on a local currency basis.

RESULTS OF OPERATIONS
Shipment Information
As discussed in —Overview of Our Business, our activities are carried out through six reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), the Maserati global luxury brand segment and a global Components segment. The following table sets forth our vehicle shipment information by segment (excluding the Components segment). Vehicle shipments are generally aligned with current period production which is driven by our plans to meet consumer demand. Revenue is recognized when the risks and rewards of ownership of a vehicle have been transferred to our customers, which generally corresponds to the date when the vehicles are made available to dealers or distributors, or when the vehicles are released to the carrier responsible for transporting vehicles to dealers or distributors. Revenues related to new vehicle sales with a buy-back commitment, or through the Guaranteed Depreciation Program (“GDP”), under which the Group guarantees the residual value or otherwise assumes responsibility for the minimum resale value of the vehicle, are not recognized at the time of delivery but are accounted for similar to an operating lease and rental income is recognized over the contractual term of the lease on a straight line basis. For a description of our dealers and distributors refer to the section —Mass-Market Vehicle Brands above. Accordingly, the number of vehicles sold does not necessarily correspond to the number of vehicles shipped for which revenues are recorded in any given period.

	Years ended December 31
(thousands of units)	2016	2015	2014
NAFTA	2,587	2,726	2,493
LATAM	456	553	827
APAC	91	149	220
EMEA	1,306	1,142	1,024
Maserati	42	32	36
Total Consolidated shipments	4,482	4,602	4,601 (1)
Joint venture shipments	238	136	142
Total Combined shipments	4,720	4,738	4,743
__________________________
(1) Total does not add due to rounding
For a detailed discussion of shipments for NAFTA, LATAM, APAC, EMEA and Maserati for 2016 as compared to 2015 and for 2015 as compared to 2014, see —Results by Segment below.

Group Results – 2016 compared to 2015 and 2015 compared to 2014
The following is a discussion of the Group's results of operations for the year ended December 31, 2016 as compared to the year ended December 31, 2015 and for the year ended December 31, 2015 as compared to the year ended December 31, 2014. The discussion of certain line items includes a presentation of certain amounts as a percentage of Net revenues for the respective periods presented to facilitate year-on-year comparisons.

	Years ended December 31
(€ million)	2016	2015	2014
Net revenues	€111,018	€110,595	€93,640
Cost of revenues	95,295	97,620	81,592
Selling, general and other costs	7,568	7,576	6,973
Research and development costs	3,274	2,864	2,334
Result from investments	316	143	131
Gains on disposal of investments	13	—	12
Restructuring costs	88	53	50
Net financial expenses	2,016	2,366	2,051
Profit before taxes	3,106	259	783
Tax expense	1,292	166	424
Net profit from continuing operations	1,814	93	359
Profit from discontinued operations, net of tax	0	284	273
Net profit	€1,814	€377	€632
Net profit attributable to:
Owners of the parent	€1,803	€334	€568
Non-controlling interests	€11	€43	€64
Net revenues

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
(€ million)	2016	2015	2014	%	CER	%	CER
Net revenues	€111,018	€110,595	€93,640	0.4%	1.2%	18.1%	5.9%
For a detailed discussion of Net revenues for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components) for 2016 as compared to 2015 and for 2015 as compared to 2014, refer to the section —Results by Segment below.
Cost of revenues

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
(€ million)	2016	2015	2014	%	CER	%	CER
Cost of revenues	€95,295	€97,620	€81,592	(2.4)%	(1.6)%	19.6%	7.3%
Cost of revenues as % of Net revenues	85.8%	88.3%	87.1%
Cost of revenues includes purchases (including commodity costs), labor costs, depreciation, amortization, logistic, product warranty and recall campaign costs.
The decrease in Cost of revenues in 2016 compared to 2015 was primarily related to (i) lower volumes, (ii) purchasing and manufacturing efficiencies, net of higher product costs for content enhancements and (iii) lower warranty costs, which were partially offset by (iv) vehicle mix. The decrease in Cost of revenues was primarily attributable to decreases in NAFTA and APAC, which were partially offset by increases in EMEA and Maserati.
The decrease in Cost of revenues in NAFTA in 2016 compared to 2015 was primarily due to the decrease in volumes, purchasing savings, lower warranty costs and the change in estimate for the campaign accrual for the U.S. and Canada of €761 million that was recognized in 2015, which were partially offset by vehicle mix, higher product costs for content enhancements and higher manufacturing costs.
The decrease in Cost of revenues in APAC in 2016 compared to 2015 was mainly due to decreased volumes attributable to lower imported volumes in China replaced by localized production through the GAC FCA JV, which is accounted for using the equity method of accounting, as well as lower volumes in Australia, which were partially offset by vehicle mix.
The increase in Cost of revenues in EMEA and Maserati in 2016 compared to 2015 was mainly due to the increase in volumes.
The increase in Cost of revenues in 2015 compared to 2014 was primarily due to (i) a total €4.0 billion increase related to vehicle mix as well as increased volumes in NAFTA, EMEA and Components, partially offset by a reduction in volumes in LATAM, APAC and Maserati and (ii) foreign currency translation effects of €10.1 billion primarily related to the strengthening of the U.S. Dollar.
Selling, general and other costs

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
(€ million)	2016	2015	2014	%	CER	%	CER
Selling, general and other costs	€7,568	€7,576	€6,973	(0.1)%	0.9%	8.6%	1.9%
Selling, general and other costs as% of Net revenues	6.8%	6.9%	7.4%
Selling, general and other costs includes advertising, personnel and administrative costs. Advertising costs amounted to approximately 47 percent, 47 percent and 45 percent of total Selling, general and other costs for the years ended December 31, 2016, 2015 and 2014, respectively.
Selling, general and other costs in 2016 was consistent with 2015 and primarily reflected (i) higher advertising costs in NAFTA to support product launches, mainly related to the all-new Chrysler Pacifica, (ii) higher advertising costs in EMEA, mainly for new product launches, particularly the Alfa Romeo brand, and (iii) an increase in Maserati for commercial launch activities, which were offset by (iv) lower marketing costs in APAC, which are now incurred by the GAC FCA JV as a result of the shift to localized production in China, and (v) lower costs in LATAM primarily driven by continued cost reduction initiatives to right-size to market volume.
The increase in Selling, general and other costs in 2015 compared to 2014 was due to the combined effects of (i) foreign currency translation primarily resulting from the strengthening of the U.S. Dollar against the Euro of approximately €650 million, (ii) commercial launch costs related to the all-new 2015 Jeep Renegade and start-up costs for the Pernambuco plant in the LATAM segment totaling €104 million and (iii) an increase of €42 million in advertising expenses for the EMEA segment for the all-new 2015 Jeep Renegade and Fiat 500X, which were partially offset by (iv) lower marketing expenses in APAC.

Research and development costs

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
(€ million)	2016	2015	2014	%	CER	%	CER
Research and development expenditures expensed	€1,661	€1,449	€1,320	14.6%	15.0%	9.8%	(3.4)%
Amortization of capitalized development expenditures	1,492	1,194	932	25.0%	25.5%	28.1%	20.6%
Impairment and write-off of capitalized development expenditures	121	221	82	(45.2)%	(45.2)%	n.m.	n.m.
Total Research and development costs	€3,274	€2,864	€2,334	14.3%	14.8%	22.7%	11.1%
__________________________
n.m. - number is not meaningful

	Years ended December 31
	2016	2015	2014
Research and development expenditures expensed as % of Net revenues	1.5%	1.3%	1.4%
Amortization of capitalized development expenditures as % of Net revenues	1.3%	1.1%	1.0%
Impairment and write-off of capitalized development expenditures as % of Net revenues	0.1%	0.2%	0.1%
Total Research and development costs as % of Net revenues	2.9%	2.6%	2.5%
The following table summarizes our research and development expenditures for the years ended December 31, 2016, 2015 and 2014:

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015	2015 vs. 2014
(€ million)	2016	2015	2014	%	%
Capitalized development expenditures	€2,558	€2,504	€2,132	2.2%	17.4%
Research and development expenditures expensed	1,661	1,449	1,320	14.6%	9.8%
Total Research and development expenditures	€4,219	€3,953	€3,452	6.7%	14.5%

Capitalized development expenditures as % of Total Research and development expenditures	60.6%	63.3%	61.8%
Total Research and development expenditures as % of Net revenues	3.8%	3.6%	3.7%
We conduct research and development for new vehicles and technology to improve the performance, safety, fuel efficiency, reliability, consumer perception and environmental impact of our vehicles. Research and development costs consist primarily of material costs, services and personnel related expenses that support the development of new and existing vehicles with powertrain technologies.
The increase in amortization of capitalized development expenditures in 2016 compared to 2015 was mainly attributable to the all-new Chrysler Pacifica and the Jeep Renegade in NAFTA, the all-new Alfa Romeo Giulia in EMEA and the all-new Maserati Levante.
The impairment and write-off of capitalized development expenditures during the year ended December 31, 2016 mainly related to the Group's capacity realignment to SUV production in China, which resulted in an impairment expense of €90 million for the locally produced Fiat Viaggio and Ottimo vehicles.
The increase in amortization of capitalized development expenditures in 2015 compared to 2014 was mainly attributable to the launch of new products primarily related to NAFTA driven by the all-new 2015 Jeep Renegade, the Jeep Cherokee and the Dodge Challenger, as well as the EMEA segment driven by the all-new 2015 Fiat 500X.

The impairment and write-off of capitalized development expenditures during the year ended December 31, 2015 mainly related to the Group's plan to realign a portion of its capacity in NAFTA to better meet market demand for Ram pickup trucks and Jeep vehicles within the Group's existing plant infrastructure, which resulted in an impairment charge of €176 million for capitalized development expenditures that had no future economic benefit.
Result from investments

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015	2015 vs. 2014
(€ million)	2016	2015	2014	%	%
Result from investments	€316	€143	€131	121.0%	9.2%
The increase in Result from investments in 2016 compared to 2015 was primarily attributable to (i) improved results from the GAC FCA JV, which is within APAC, due to the shift to localized production in China, as well as (ii) improved results from the joint venture with FCA Bank, a jointly-controlled finance company within EMEA that manages activities in retail automotive financing, dealership financing, long-term car rental and fleet management in Europe.
The increase in Result from investments in 2015 compared to 2014 was primarily attributable to improved results of FCA Bank and Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”), a jointly-controlled Turkish automaker, which is also within EMEA.
Net financial expenses

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015	2015 vs. 2014
(€ million)	2016	2015	2014	%	%
Net financial expenses	€2,016	€2,366	€2,051	(14.8)%	15.4%
The decrease in Net financial expenses in 2016 compared to 2015 was primarily due to the reduction in gross debt.
The increase in Net financial expenses in 2015 compared to 2014 was primarily due to higher debt levels and interest rates in Brazil, the net loss of €168 million recognized in connection with the prepayments of the FCA US secured senior notes due in 2019 and in 2021, which included the call premiums, net of the remaining unamortized debt premiums, as well as unfavorable foreign currency translation. The increase was partially offset by interest cost savings resulting from the refinancing and reduction in overall gross debt in 2015.
Tax expense

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015	2015 vs. 2014
(€ million)	2016	2015	2014	%	%
Tax expense	€1,292	€166	€424	n.m.	(60.8)%
__________________________
n.m. = Number is not meaningful.

The increase in Tax expense in 2016 compared to 2015 was primarily attributable to higher profits in NAFTA.
The decrease in the effective tax rate to 40.2 percent in 2016 from 54.4 percent in 2015 was mainly due to the decreased impact of deferred tax assets not recognized.
    The decrease in Tax expense in 2015 compared to 2014 was primarily related to lower Profit before taxes and a higher amount of non-taxable incentives, which was partially offset by a decrease in certain one-time discrete items as Profit before taxes for the year ended December 31, 2014 included the non-taxable gain related to the fair value re-measurement of the previously exercised options in connection with the acquisition of the remaining equity interest of FCA US previously not owned.
The increase in the effective tax rate from 46.4 percent in 2014 to 54.4 percent in 2015 was primarily attributable to the decrease in Profit before taxes and the relative increased impact of losses before tax in jurisdictions in which a tax benefit is not recorded on tax losses.
Profit from discontinued operations, net of tax

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015	2015 vs. 2014
(€ million)	2016	2015	2014	%	%
Profit from discontinued operations, net of tax	€—	€284	€273	n.m.	4.0%
__________________________
n.m. = Number is not meaningful
The spin-off of Ferrari was approved on December 3, 2015 and our Ferrari operating segment was presented as a discontinued operation in the Consolidated Financial Statements for the years ended December 31, 2015 and 2014. The spin-off of Ferrari N.V. from the Group was completed on January 3, 2016. For more information, refer to Note 3, Scope of consolidation, within our Consolidated Financial Statements included elsewhere in this report.
Net profit from continuing operations

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015	2015 vs. 2014
(€ million)	2016	2015	2014	%	%
Net profit from continuing operations	€1,814	€93	€359	n.m.	(74.1)%
__________________________
n.m. = Number is not meaningful
The increase in Net profit from continuing operations in 2016 compared to 2015 was mainly driven by improved performance in 2016 as well as lower asset write-offs and infrequent unusual expenses than in 2015.
Adjusted EBIT

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
(€ million)	2016	2015	2014	%	CER	%	CER
Adjusted EBIT	€6,056	€4,794	€3,362	26.3%	27.4%	42.6%	19.4%
Adjusted EBIT margin (%)	5.5%	4.3%	3.6%	+120 bps	—	+70 bps	—

The following graphs present our Adjusted EBIT walk by segment for 2016 as compared to 2015 and for 2015 as compared to 2014.
For a discussion of Adjusted EBIT for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components) in 2016 as compared to 2015 and for 2015 as compared to 2014, refer to the section —Results by Segment below.

The following table summarizes the reconciliation of Net profit from continuing operations to Adjusted EBIT:

	Years ended December 31
(€ million)	2016	2015	2014
Net profit from continuing operations	€1,814	€93	€359
Tax expense	1,292	166	424
Net financial expenses	2,016	2,366	2,051
Adjustments:
Recall campaigns - airbag inflators	414	—	—
Costs for recall, net of supplier recoveries - contested with supplier	132	—	—
NAFTA capacity realignment	156	834	—
Change in estimate for future recall campaign costs	—	761	—
Tianjin (China) port explosions, net of insurance recoveries	(55)	142	—
Currency devaluations	19	163	98
NHTSA Consent Order and amendment	—	144	—
Restructuring costs	88	53	50
Impairment expense	225	118	115
Gains on disposal of investments	(13)	—	(12)
Other	(32)	(46)	277
Total Adjustments	934	2,169	528
Adjusted EBIT	€6,056	€4,794	€3,362
Adjusted net profit

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015	2015 vs. 2014
(€ million)	2016	2015	2014	%	%
Adjusted net profit	€2,516	€1,708	€772	47.3%	121.2%
The increase in Adjusted net profit in 2016 compared to 2015 was driven by improved operating performance and the reduction in Net financial expenses, which were partially offset by the increase in Tax expense.
The following table summarizes the reconciliation of Net profit from continuing operations to Adjusted net profit:

	Years ended December 31
(€ million)	2016	2015	2014
Net profit from continuing operations	€1,814	€93	€359
Adjustments (1)	934	2,169	528
Tax impact on adjustments	(232)	(554)	(115)
Total adjustments, net of taxes	702	1,615	413
Adjusted net profit	€2,516	€1,708	€772
__________________________
(1) Adjustments are the same items excluded from Adjusted EBIT

RESULTS BY SEGMENT – 2016 compared to 2015 and 2015 compared to 2014

(€ million, except shipments which are in thousands of units)	Net revenues			Adjusted EBIT			Shipments
	Years ended December 31
	2016	2015	2014	2016	2015	2014	2016	2015	2014
NAFTA	€69,094	€69,992	€52,452	€5,133	€4,450	€2,179	2,587	2,726	2,493
LATAM	6,197	6,431	8,629	5	(87)	289	456	553	827
APAC	3,662	4,885	6,259	105	52	541	91	149	220
EMEA	21,860	20,350	18,020	540	213	(41)	1,306	1,142	1,024
Maserati	3,479	2,411	2,767	339	105	275	42	32	36
Components	9,659	9,770	8,619	445	395	285	—	—	—
Other activities	779	844	831	(244)	(150)	(116)	—	—	—
Unallocated items & eliminations (1)	(3,712)	(4,088)	(3,937)	(267)	(184)	(50)	—	—	—
Total	€111,018	€110,595	€93,640	€6,056	€4,794	€3,362	4,482	4,602	4,601(2)
________________
(1) Primarily includes intercompany transactions which are eliminated in consolidation; also includes costs related to the launch of the Alfa Romeo Giulia platform, which were not allocated to the mass-market vehicle segments due to the limited number of shipments
(2) Total does not add due to rounding
The following is a discussion of Net revenues, Adjusted EBIT and shipments for each segment for the year ended December 31, 2016 as compared to the year ended December 31, 2015, and for the year ended December 31, 2015 as compared to the year ended December 31, 2014. We review changes in our results of operations with the following operational drivers:

•
Volume: reflects changes in vehicles shipped to our third party customers, primarily dealers and fleet customers. Change in volumes is driven by industry volume, market share and changes in dealer stock levels. Vehicles manufactured and distributed by our unconsolidated subsidiaries are not included within volume;

•	Mix: generally reflects the changes in product mix, including mix among vehicle brands and models, as well as changes in regional market and distribution channel mix;

•
Net price: primarily reflects changes in prices to dealers and third party customers including higher pricing related to content enhancement, net of discounts, price rebates and other sales incentive programs, as well as related foreign currency transaction effects;

•
Industrial costs: primarily include cost changes to manufacturing and purchasing of materials that are associated with content and enhancement of vehicle features, as well as industrial efficiencies and inefficiencies, recall campaign and warranty costs, research and development costs and related foreign currency transaction effects;

•
Selling, general and administrative costs (“SG&A”): primarily include costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of our products; and

•	Other: includes other items not mentioned above, such as foreign exchange translation and results from joint ventures and associates.

NAFTA

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	%	CER	%	CER
Shipments (thousands of units)	2,587	2,726	2,493	(5.1)%	—	9.3%	—
Net revenues (€ million)	€69,094	€69,992	€52,452	(1.3)%	(1.2)%	33.4%	13.1%
Adjusted EBIT (€ million)	€5,133	€4,450	€2,179	15.3%	15.1%	104.2%	71.3%
Adjusted EBIT margin (%)	7.4%	6.4%	4.2%	+100 bps	—	+220 bps	—
Shipments

•
The decrease in vehicle shipments in 2016 compared to 2015 was driven by the planned phase-out of the Chrysler 200 and Dodge Dart in connection with the NAFTA capacity realignment plan to better meet market demand for pickup trucks and utility vehicles. Shipments reflected decreases in (i) the U.S. of 106 thousand units (-5 percent), (ii) Canada of 29 thousand units (-10 percent) and (iii) Mexico of 4 thousand units (-4 percent).

•	The increase in vehicle shipments in 2015 compared to 2014 was driven by increased demand for the Jeep and Ram brands, led by the all-new 2015 Jeep Renegade and the Jeep Cherokee.

Net revenues
The decrease in NAFTA Net revenues in 2016 compared to 2015 was primarily attributable to:

•	€1.0 billion net decrease resulting from lower shipments (as described above), net of favorable vehicle mix, which was partially offset by

•	an increase in net pricing of €0.1 billion, which was partially offset by negative foreign currency transaction effects from the Canadian Dollar and Mexican Peso.
The increase in NAFTA Net revenues in 2015 compared to 2014 was primarily attributable to:

•	the increase in volumes of €5.0 billion;

•	positive net pricing of €0.7 billion, which reflected positive pricing and dealer discount reductions that were partially offset by incentives and foreign currency transaction effects; and

•	favorable foreign currency translation effects of €10.7 billion.
Adjusted EBIT
The following charts reflect the change in NAFTA Adjusted EBIT by operational driver for 2016 as compared to 2015 and for 2015 as compared to 2014.

The increase in NAFTA Adjusted EBIT in 2016 compared to 2015 was primarily attributable to:

•	improved vehicle mix, net of lower shipments, as described above;

•	positive net price, as described above;

•
decrease in industrial costs primarily related to purchasing savings, lower warranty costs, and positive foreign currency transaction effects, net of higher product costs for content enhancements and higher manufacturing costs.

These were partially offset by:

•	higher SG&A primarily due to increased advertising costs.
NAFTA Adjusted EBIT for the year ended December 31, 2016 excluded total net charges of €667 million primarily relating to:

•
€414 million for the estimated costs of recall campaigns related to Takata airbag inflators. These charges, which were recorded within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2016, were recognized to adjust the warranty provision for estimated costs associated with the recall campaigns related to Takata airbag inflators mainly due to an expansion in May 2016 of the population recalled. As the charges for the warranty adjustment were due to an industry wide recall resulting from parts manufactured by Takata, and due to the financial uncertainty of Takata, we believe these charges were unusual in nature, and as such, these charges were excluded from Adjusted EBIT (refer to Note 25, Guarantees granted, commitments and contingent liabilities, within our Consolidated Financial Statements included elsewhere in this report for additional information);

•
€132 million of net charges, which were recorded within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2016, related to estimated costs associated with a recall for which costs are being contested with a supplier. Although FCA believes the supplier has responsibility for the recall, only a partial recovery of the estimated costs has been recognized pursuant to a cost sharing agreement;

•
€156 million, which was recognized within Cost of revenues in the Consolidated Income Statement during the first half of the year ended December 31, 2016, related to net incremental costs from the implementation of the Group's plan to realign its existing capacity in NAFTA to better meet market demand for pickup trucks and utility vehicles; and

•	€29 million gain related to pension settlements in December 2016.

The increase in NAFTA Adjusted EBIT in 2015 compared to 2014 was mainly attributable to:

•	the increase in volumes, as described above;

•	positive net pricing; and

•	positive foreign currency translation effects.
These were partially offset by:

•	an increase in industrial costs which included increased recall and warranty costs, as described below, as well as product costs for vehicle enhancements, net of purchasing efficiencies.
NAFTA Adjusted EBIT for the year ended December 31, 2015 excluded total net charges of €1,631 million, which primarily consisted of items discussed below.
As part of the plan to improve margins in NAFTA, the Group decided to realign a portion of its manufacturing capacity in the region to better meet market demand for Ram pickup trucks and Jeep vehicles within the Group's existing plant infrastructure. As a result, a total of €834 million, of which €422 million related to tangible asset impairments, €236 million related to the payment of supplemental unemployment benefits due to planned extended downtime at certain plants associated with the implementation of the new manufacturing plan and €176 million related to the impairment of capitalized development expenditures with no future economic benefit, was recorded during the fourth quarter of 2015 and was excluded from Adjusted EBIT for the year ended December 31, 2015.
    As a result of increases in both the cost and frequency of recall campaigns and increased regulatory activity across the industry in the U.S. and Canada, an additional actuarial analysis that gave greater weight to the more recent calendar year trends in recall campaign experience was added to the adequacy assessment to estimate future recall costs. This reassessment in the third quarter of 2015 resulted in a change in estimate for the campaign accrual of €761 million for the U.S. and Canada for estimated future recall campaign costs for vehicles sold in periods prior to the third quarter of 2015, which was excluded from Adjusted EBIT for the year ended December 31, 2015. In the second half of 2015, in connection with this reassessment, we incurred additional warranty costs related to the increase in the accrual rate per vehicle, which were included in Adjusted EBIT.
On July 24, 2015, FCA US entered into the Consent Order with NHTSA, which resolved the issues raised by NHTSA with respect to FCA US’s execution of 23 recall campaigns in NHTSA’s Special Order issued to FCA US on May 22, 2015 and further addressed at a NHTSA public hearing held on July 2, 2015. Pursuant to the Consent Order, FCA US made a U.S.$70 million (€63 million) cash payment to NHTSA in September 2015 and will spend U.S.$20 million (€18 million) on industry and consumer outreach activities and incentives to enhance certain recall and service campaign completion rates. For the year ended December 31, 2015, the total €81 million charge was excluded from Adjusted EBIT. An additional U.S.$15 million (€14 million) payment will be payable by FCA US if it fails to comply with certain terms of the Consent Order. FCA US’s compliance with the Consent Order is monitored by an independent monitor that reports to NHTSA on a periodic basis.  In addition, the Consent Order requires FCA US to meet monthly with NHTSA to discuss certain communications and open investigations.  Although the Consent Order required these monthly meetings for a one year term, NHTSA exercised its option, pursuant to the terms of the Consent Order, to extend such meetings for an additional year.
Following admission of deficiencies in FCA US's reporting to NHTSA pursuant to the TREAD Act, an amendment to the Consent Order was issued in December 2015, whereby a penalty of U.S.$70 million (€63 million) was imposed. The penalty, which was excluded from Adjusted EBIT for the year ended December 31, 2015, was paid on January 6, 2016.
In addition, a total of €104 million of income related to the favorable settlements of legal matters to which we were the plaintiff was excluded from Adjusted EBIT for the year ended December 31, 2015.
LATAM

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	%	CER	%	CER
Shipments (thousands of units)	456	553	827	(17.5)%	—	(33.1)%	—
Net revenues (€ million)	€6,197	€6,431	€8,629	(3.6)%	0.7%	(25.5)%	(17.8)%
Adjusted EBIT (€ million)	€5	€(87)	€289	n.m.	n.m.	n.m.	n.m.
Adjusted EBIT margin (%)	0.1%	(1.4)%	3.3%	+150 bps	—	-470 bps	—
__________________________
n.m. = Number is not meaningful.
Shipments

•
The decrease in vehicle shipments in 2016 compared to 2015 was primarily attributable to (i) 106 thousand fewer units (-23 percent) in Brazil, which reflected the poor trading conditions in Brazil due to the continued macroeconomic weakness, partially offset by (ii) an increase of 10 thousand units (+12 percent) in Argentina.

•
The decrease in vehicle shipments in 2015 compared to 2014 reflected the continued macroeconomic weakness in the region resulting in poor trading conditions in Brazil and Argentina. The decrease in shipments also was due to continued import restrictions in Argentina.

Net revenues
The decrease in LATAM Net revenues in 2016 compared to 2015 was primarily attributable to:

•
€0.1 billion net increase resulting from volume & mix, with lower volumes, net of favorable vehicle mix that was mainly driven by the locally produced all-new Fiat Toro and all-new Jeep Compass, which was partially offset by

•	€0.3 billion from unfavorable foreign currency effects.
The decrease in LATAM Net revenues in 2015 compared to 2014 was primarily attributable to:

•	a decrease of €1.8 billion driven by lower shipments, net of favorable product mix impact driven by the all-new 2015 Jeep Renegade; and

•	unfavorable foreign currency translation of €0.7 billion.
These were partially offset by:

•	positive pricing actions of €0.3 billion.
Adjusted EBIT
The following charts reflect the change in LATAM Adjusted EBIT by operational driver for 2016 as compared to 2015 and 2015 as compared to 2014.

The increase in LATAM Adjusted EBIT in 2016 compared to 2015 was primarily attributable to:

•	favorable volume & mix, as described above, and

•	a decrease in SG&A driven by continued cost reduction initiatives to right-size to market volume.
These were partially offset by:

•	lower net price resulting from strong competition in Brazil and

•	higher industrial costs due to higher product costs driven by inflation and depreciation/amortization related to new products.
Adjusted EBIT for the year ended December 31, 2016 excluded total charges of €142 million primarily relating to restructuring costs of €68 million to adjust the workforce reflecting current market conditions, asset impairments of €52 million and €19 million related to the adoption of the new floating exchange rate and the related re-measurement of the Group's net monetary assets in Venezuela that was recognized within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2016 (refer to Note 26, Venezuela currency regulations and devaluation, within the Consolidated Financial Statements included elsewhere in this report).

The decrease in LATAM Adjusted EBIT in 2015 compared to 2014 was primarily attributable to:

•	the negative impact from lower shipments in Brazil and Argentina, which was partially offset by favorable product mix driven by the all-new 2015 Jeep Renegade;

•	an increase in industrial costs primarily relating to start-up costs for the Pernambuco plant and higher product cost due to inflation; and

•	an increase in SG&A primarily for the commercial launch of the all-new 2015 Jeep Renegade.
These were partially offset by:

•	favorable net pricing.
Adjusted EBIT for the year ended December 31, 2015 excluded total charges of €219 million, of which €83 million related to the devaluation of the Argentinian Peso resulting from changes in monetary policy and €80 million related to the adoption of the Marginal Currency System (the “SIMADI”) exchange rate at June 30, 2015 and the write-down of inventory in Venezuela to the lower of cost or net realizable value as described in Note 26, Venezuela Currency Regulations and Devaluation, within the Consolidated Financial Statements included elsewhere in this report.

APAC

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	%	CER	%	CER
Shipments (thousands of units)	91	149	220	(38.9)%	—	(32.3)%	—
Net revenues (€ million)	€3,662	€4,885	€6,259	(25.0)%	(23.9)%	(22.0)%	(30.8)%
Adjusted EBIT (€ million)	€105	€52	€541	101.9%	114.1%	(90.4)%	(94.8)%
Adjusted EBIT margin (%)	2.9%	1.1%	8.6%	+180 bps	—	-750 bps	—
The production of the Jeep Cherokee in 2015 and the Jeep Renegade and the all-new Jeep Compass in 2016 in the Guangzhou plant of our GAC FCA JV represented the continued transition to local SUV production in China. As a result of the increased local production by the GAC FCA JV, the Group is importing fewer vehicles into China. As the GAC FCA JV is accounted for using the equity method of accounting, the results of the joint venture are recognized in the line item Result from investments within the Consolidated Income Statement, rather than being consolidated on a line by line basis. This shift to localized production in China has the effect of decreasing Net revenues and other lines of the Consolidated Income Statement due to fewer shipments through our consolidated operations in China. As this trend continues, the results from the GAC FCA JV and Adjusted EBIT become increasingly important to understanding our results from operations in APAC.
Shipments

•
The decrease in shipments in 2016 compared to 2015 was primarily attributable to the transition to local Jeep production in China, as well as lower volumes in Australia due to pricing actions to offset the weakened Australian Dollar.

•
The decrease in shipments in 2015 compared to 2014 was due to the interruption in supply from the Tianjin (China) port explosions as described below, strong competition from local producers and the transition to local production in China. In addition, pricing actions to offset the weakness of the Australian Dollar had a negative impact on volumes in Australia.

Net revenues
The decrease in APAC Net revenues in 2016 compared to 2015 was primarily due to:

•	lower shipments, as described above, which was partially offset by favorable vehicle mix from imported vehicles and increased sales of components.
The decrease in APAC Net revenues in 2015 compared to 2014 was primarily due to:

•	lower shipments, as described above; and

•	negative net pricing, which was mainly due to increased incentives in China and foreign currency effects.
On August 12, 2015, a series of explosions which occurred at a container storage station at the Port of Tianjin, China, impacted several storage areas containing approximately 25,000 FCA branded vehicles, of which approximately 13,300 are owned by FCA and approximately 11,400 vehicles were previously sold to our distributor. As a result of the explosions, nearly all of the vehicles at the Port of Tianjin were affected and some were destroyed. During the year ended December 31, 2015, €89 million was recorded as a reduction to Net revenues that related to incremental incentives for vehicles affected by the explosions.

Adjusted EBIT
The following charts reflect the change in APAC Adjusted EBIT by operational driver for 2016 as compared to 2015 and for 2015 as compared to 2014.
The increase in APAC Adjusted EBIT in 2016 compared to 2015 was primarily attributable to:

•	a decrease in SG&A mainly due to marketing costs, which are now incurred by the GAC FCA JV;

•	improved results from the GAC FCA JV driven by the local production of Jeep in China and favorable foreign currency effects (reflected within “Other”).
These were partially offset by:

•	negative effect from volume & mix with lower imported volumes, net of favorable vehicle mix, as described above;

•	lower net price due to incentives to complete the sell-out of discontinued and other imported vehicles; and

•	higher industrial costs due to unfavorable foreign currency transaction effects.
APAC Adjusted EBIT for the year ended December 31, 2016 excluded total charges of €44 million primarily relating to asset impairments of €109 million mainly for the locally produced Fiat Ottimo and Viaggio (in connection with the Group's capacity realignment to SUV production in China) and a net gain of €55 million reflecting costs and initial insurance recoveries related to the explosions at the Port of Tianjin in August 2015.
Insurance recoveries related to losses incurred in connection with the explosions at the Port of Tianjin are excluded from Adjusted EBIT to the extent the insured loss to which the recovery relates was excluded from Adjusted EBIT.  Insurance recoveries are included in Adjusted EBIT to the extent they relate to costs, increased incentives or business interruption losses that were were included in Adjusted EBIT.  Through December 31, 2016, no significant insurance recoveries related to Tianjin have been recognized in Adjusted EBIT.

The decrease in APAC Adjusted EBIT in 2015 compared to 2014 was primarily attributable to:

•	the decrease in volumes, as described above; and

•	unfavorable net pricing.
These were partially offset by:

•	lower SG&A mainly as a result of reduced advertising expense.
APAC Adjusted EBIT for the year ended December 31, 2015 excluded total charges of €205 million, of which €142 million related to the write-down of inventory (€53 million) and incremental incentives (€89 million) for vehicles affected by the explosions at the Port of Tianjin in August 2015.
EMEA

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	%	CER	%	CER
Shipments (thousands of units)	1,306	1,142	1,024	14.4%	—	11.5%	—
Net revenues (€ million)	€21,860	€20,350	€18,020	7.4%	8.7%	12.9%	10.9%
Adjusted EBIT (€ million)	€540	€213	€(41)	153.5%	n.m.	n.m.	n.m.
Adjusted EBIT margin (%)	2.5%	1.0%	(0.2)%	+150 bps	—	+120 bps	—
__________________________
n.m. = Number is not meaningful.

Shipments

•
The increase in vehicle shipments in 2016 compared to 2015 was primarily attributable to (i) an increase in passenger car shipments to 1,018 thousand units (+13 percent) and (ii) an increase in shipments of light commercial vehicles (“LCVs”) to 288 thousand units (+19 percent).

•	The increase in vehicle shipments in 2015 compared to 2014 was largely driven by the Fiat 500 family and the Jeep brand, specifically the all-new Fiat 500X and the all-new 2015 Jeep Renegade.
Net revenues
The increase in EMEA Net revenues in 2016 compared to 2015 was primarily attributable to:

•
a total positive effect of €2.3 billion related to the increase in volumes and favorable vehicle mix mainly driven by the all-new Tipo family, Jeep Renegade and all-new Alfa Romeo Giulia, which was partially offset by

•	unfavorable foreign currency effects of €0.3 billion.
The increase in EMEA Net revenues in 2015 compared to 2014 was primarily attributable to:

•	a total positive effect of €1.9 billion related to higher volumes and favorable vehicle mix;

•	positive net pricing of €0.1 billion, which was mainly driven by pricing actions in non-European Union markets; and

•	favorable foreign currency effects of €0.4 billion.
Adjusted EBIT
The following charts reflect the change in EMEA Adjusted EBIT by operational driver for 2016 as compared to 2015 and for 2015 as compared to 2014.
The increase in EMEA Adjusted EBIT in 2016 compared to 2015 was primarily attributable to:

•	higher volumes and vehicle mix improvement, as described above, and

•	improved results from the joint ventures with FCA Bank and Tofas.
These were partially offset by:

•	an increase in industrial costs mainly due to higher research and development costs, net of purchasing and manufacturing efficiencies and

•	an increase in SG&A mainly due to higher advertising costs to support new product launches, particularly for the Alfa Romeo brand.

The improvement in EMEA Adjusted EBIT in 2015 compared to an Adjusted EBIT loss in 2014 was primarily attributable to:

•	increased volumes and favorable mix reflecting the continued success of the Fiat 500 family and Jeep brand and

•	positive net pricing.
These were partially offset by:

•	an increase in SG&A primarily relating to marketing spending to support the all-new Fiat 500X and Jeep Renegade and

•	an increase in industrial costs, reflecting higher costs for U.S. imported vehicles due to a stronger U.S. Dollar, partially offset by cost efficiencies.
Adjusted EBIT for the year ended December 31, 2015 excluded total charges of €47 million which primarily related to asset impairments.

Maserati

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	%	CER	%	CER
Shipments (units)	42,100	32,474	36,448	29.6%	—	(10.9)%	—
Net revenues (€ million)	€3,479	€2,411	€2,767	44.3%	47.0%	(12.9)%	(22.4)%
Adjusted EBIT (€ million)	€339	€105	€275	222.9%	228.9%	(61.8)%	(65.5)%
Adjusted EBIT margin (%)	9.7%	4.4%	9.9%	+530 bps	—	-550 bps	—
__________________________
n.m. = Number is not meaningful
Shipments
The increase in Maserati shipments in 2016 compared to 2015 was primarily attributable to:

•	the launch of the all-new Maserati Levante, which drove significantly higher shipments in China (+91 percent), Europe (+37 percent) and North America (+14 percent).
Net revenues

•	The increase in Maserati Net revenues in 2016 compared to 2015 was primarily driven by higher shipments and favorable vehicle and market mix.

•	The decrease in Maserati Net revenues in 2015 compared to 2014 was primarily driven by a decrease in Quattroporte volumes in 2015 that resulted from weaker segment demand in the U.S. and China.
Adjusted EBIT
The increase in Maserati Adjusted EBIT in 2016 compared to 2015 was primarily due to:

•	positive effect from volume & mix, as described above, which was partially offset by

•	an increase in industrial costs and commercial launch activities.
The decrease in Maserati Adjusted EBIT in 2015 compared to 2014 was primarily due to lower volumes and unfavorable mix.
Components

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	%	CER	%	CER
Net revenues (€ million)	€9,659	€9,770	€8,619	(1.1)%	1.1%	13.4%	11.3%
Adjusted EBIT (€ million)	€445	€395	€285	12.7%	15.9%	38.6%	28.0%
Adjusted EBIT margin (%)	4.6%	4.0%	3.3%	+60 bps	—	+70 bps	—
Net revenues

•
Net revenues were slightly down in 2016 compared to 2015 primarily due to lower volumes at Comau and unfavorable foreign currency transaction effects, which were largely offset by volume increases at Magneti Marelli mainly from the lighting business line.

•
The increase in Net revenues in 2015 compared to 2014 was primarily as a result of positive performance in the lighting and electronic systems businesses of Magneti Marelli and the body assembly, powertrain and robotics businesses of Comau, which were partially offset by the decrease in Teksid Net revenues (10 percent decrease in cast iron business volumes, partially offset by a 21 percent increase in aluminum business volumes).

Adjusted EBIT
The increase in Adjusted EBIT in 2016 compared to 2015 was primarily related to:

•	positive effect from volume & mix, which was partially offset by

•	higher industrial costs mainly due to inflation and unfavorable foreign currency effects, net of purchasing and industrial efficiencies.
For the year ended December 31, 2016, Adjusted EBIT excluded total net charges of €66 million which primarily related to asset impairments of €49 million and restructuring costs of €25 million.
The increase in Adjusted EBIT in 2015 compared to 2014 was primarily related to the positive effect from volume & mix.
LIQUIDITY AND CAPITAL RESOURCES
We require significant liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for vehicle production, as well as to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use significant amounts of cash for the following purposes: (i) capital expenditures to support our existing and future products, (ii) principal and interest payments under our financial obligations and (iii) pension and employee benefit payments. We make capital investments in the regions in which we operate primarily related to initiatives to introduce new products, enhance manufacturing efficiency, improve capacity and for maintenance and environmental compliance. Our capital expenditures in 2017 are expected to be in line with 2016 capital expenditures and within the range of €8.5 to €9.0 billion, which we plan to fund primarily with cash generated from our operating activities, as well as with credit lines provided to certain of our Group entities.
Our business and results of operations depend on our ability to achieve certain minimum vehicle shipment volumes. As is typical for an automotive manufacturer, we have significant fixed costs and therefore, changes in our vehicle shipment volumes can have a significant effect on profitability and liquidity. We generally receive payment from dealers and distributors shortly after shipment, whereas there is a lag between the time we receive parts and materials from our suppliers and the time we are required to pay for them. Therefore, during periods of increasing vehicle shipments, there is generally a corresponding positive impact on our cash flow and liquidity. Conversely, during periods in which vehicle shipments decline, there is generally a corresponding negative impact on our cash flow and liquidity. Delays in shipments of vehicles, including delays in shipments in order to address quality issues, tend to negatively affect our cash flow and liquidity. In addition, the timing of our collections of receivables for export shipments of vehicles, fleet sales as well as sales of powertrain systems and pre-assembled parts of vehicles tend to be longer due to different payment terms. Although we regularly enter into factoring transactions for such receivables in order to accelerate collections and transfer relevant risks to the factor, a change in vehicle shipment volumes may cause fluctuations in our working capital. The increased internationalization of our product portfolio may also affect our working capital requirements as there may be an increased requirement to ship vehicles to countries different from where they are produced. In addition, working capital can be affected by the trend and seasonality of shipments of vehicles with a buy-back commitment.
Management believes that the funds currently available, in addition to those funds that will be generated from operating and financing activities, will enable the Group to meet its obligations and fund its businesses including funding planned investments, working capital needs as well as fulfill its obligations to repay its debts in the ordinary course of business.
Liquidity needs are met primarily through cash generated from operations, including the sale of vehicles, service and parts to dealers, distributors and other consumers worldwide.

The operating cash management and liquidity investment of the Group are centrally coordinated with the objective of ensuring effective and efficient management of the Group’s funds. The companies raise capital in the financial markets through various funding sources.
In March 2016, FCA US entered into amendments to the credit agreements that govern its Tranche B Term Loans, to, among other items, eliminate covenants restricting the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group, to enable a unified financing platform and to provide free flow of capital within the Group (refer to the section —Capital Market and Other Financing Transactions - FCA US Tranche B Term Loans below). As a result, FCA US's cash management activities are no longer managed separately from the rest of the Group.
Certain notes issued by FCA and its treasury subsidiaries include covenants which may be affected by circumstances related to certain subsidiaries (including FCA Italy and FCA US); in particular, there are cross-default clauses which may accelerate repayments in the event that such subsidiaries fail to pay certain of their debt obligations.

Long-term liquidity requirements may involve some level of debt refinancing as outstanding debt becomes due or we are required to make principal payments. Although we believe that our current level of total available liquidity is sufficient to meet our short-term and long-term liquidity requirements, we regularly evaluate opportunities to improve our liquidity position in order to enhance financial flexibility and to achieve and maintain a liquidity and capital position consistent with that of other companies in our industry. With the elimination of the restrictions on the free flow of capital within FCA in March 2016, as well as a more efficient capital structure, we plan on reducing our available liquidity from its current level to approximately €20 billion and we plan on repaying maturing capital market debt with cash on hand.
However, any actual or perceived limitations of our liquidity may limit the ability or willingness of counterparties, including dealers, consumers, suppliers, lenders and financial service providers, to do business with us, or require us to restrict additional amounts of cash to provide collateral security for our obligations. Our liquidity levels are subject to a number of risks and uncertainties, including those described in the section —Risk Factors above.
Available Liquidity
The following table summarizes our available liquidity:

	At December 31
(€ million)	2016	2015 (1)	2014
Cash, cash equivalents and current securities (2)	€17,559	€21,144	€23,050
Undrawn committed credit lines (3)	6,242	3,413	3,171
Total Available liquidity (4)	€23,801	€24,557	€26,221
_____________________________
(1) The assets of the Ferrari segment were classified as Assets held for distribution within the Consolidated Statement of Financial Position at December 31, 2015. These assets, as well as, the undrawn revolving credit facility of €500 million of Ferrari at December 31, 2015, are not included in the figures presented.
(2) Current securities comprise of short-term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may not be able to be readily converted into cash, or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).
(3) Excludes the undrawn €0.3 billion long-term dedicated credit lines available to fund scheduled investments at December 31, 2016 (€0.3 billion was undrawn at December 31, 2015 and €0.9 billion was undrawn at December 31, 2014). At December 31, 2015, the amount also excluded the undisbursed €0.4 billion on the non-revolving loan agreement of FCA Mexico, S.A. de C.V.
(4) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions have an adverse impact on the Group's ability to meet its liquidity requirements at the dates presented above.
Our liquidity is principally denominated in U.S. Dollar and in Euro. Out of the total €17.6 billion of cash, cash equivalents and current securities available at December 31, 2016 (€21.1 billion at December 31, 2015, €23.0 billion at December 31, 2014), €9.8 billion, or 55.7 percent were denominated in U.S. Dollar (€12.6 billion, or 59.7 percent, at December 31, 2015 and €10.6 billion, or 46.0 percent, at December 31, 2014) and €3.3 billion, or 18.8 percent, were denominated in Euro (€3.4 billion, or 16.1 percent, at December 31, 2015 and €6.2 billion, or 27.0 percent, at December 31, 2014).
In June 2015, FCA entered into a new €5.0 billion syndicated revolving credit facility (“RCF”). The RCF, which is for general corporate purposes and working capital needs of the Group, replaced and expanded the €2.1 billion three-year revolving credit facility entered into by FCA on June 21, 2013 and replaced the U.S.$1.3 billion five-year revolving credit facility of FCA US that was scheduled to expire on May 24, 2016. On November 25, 2015, FCA US terminated its undrawn FCA US revolving credit facility. At December 31, 2015, the first tranche of the RCF of €2.5 billion (originally expiring in July 2018) was available and was undrawn. In March 2016, the second €2.5 billion tranche (expiring in June 2020) of the RCF was made available to the Group in conjunction with the amendments to the credit agreements that govern FCA US's Tranche B Term Loans. In June 2016, the maturity date of the first €2.5 billion tranche was extended to July 2019. The first tranche of €2.5 billion has one further extension option (11-months) which is exercisable on the second anniversary of signing. At December 31, 2016, the total €5.0 billion RCF was undrawn.
Effective June 24, 2016, the Group terminated early the disbursement term for the undrawn portion of the non-revolving loan agreement of FCA Mexico, S.A. de C.V. (“FCA Mexico”), (the “Mexico Bank Loan”), entered into on March 20, 2015. As a result, the undisbursed U.S.$0.4 billion (€0.4 billion) is no longer available.

At December 31, 2016, undrawn committed credit lines totaling €6.2 billion included the €5.0 billion RCF and approximately €1.2 billion of other revolving credit facilities. At December 31, 2015, undrawn committed credit lines totaling €3.4 billion included the first tranche of €2.5 billion tranche of the €5.0 billion RCF and approximately €0.9 billion of other revolving credit facilities.
The €756 million decrease in total available liquidity from December 31, 2015 to December 31, 2016 primarily reflects the reduction in gross debt, which was partially offset by cash generated by operations, net of investing activities, and the increase in available undrawn committed credit lines of €2.8 billion, which primarily related to the second €2.5 billion tranche of the RCF, as described above. Refer to the section —Cash Flows below for additional information.
Cash Flows
Year Ended December 31, 2016 compared to the Years Ended December 31, 2015 and 2014
The following table summarizes the cash flows from operating, investing and financing activities for each of the years ended December 31, 2016, 2015 and 2014. Also, refer to our Consolidated Statement of Cash Flows and Note 30, Explanatory notes to the Consolidated Statement of Cash Flows, within our Consolidated Financial Statements included elsewhere in this report for additional information.

	Years ended December 31
(€ million)	2016	2015 (1)	2014 (1)
Cash flows from operating activities - continuing operations	€10,594	€9,224	€7,346
Cash flows from operating activities - discontinued operations	—	527	823
Cash flows used in investing activities - continuing operations	(9,039)	(8,874)	(7,608)
Cash flows used in investing activities - discontinued operations	—	(426)	(532)
Cash flows used in financing activities - continuing operations	(5,127)	(5,195)	2,101
Cash flows from financing activities - discontinued operations	—	2,067	36
Translation exchange differences	228	681	1,219
Total change in cash and cash equivalents	(3,344)	(1,996)	3,385
Cash and cash equivalents at beginning of the period	20,662	22,840	19,455
Cash and cash equivalents at end of the period - included within Assets held for distribution	—	182	—
Cash and cash equivalents at end of the period	€17,318	€20,662	€22,840
_________________________
(1) Ferrari operating results and cash flows were excluded from the Group's continuing operations and are presented as a single line item within the Consolidated Income Statements and Statements of Cash Flows for the years ended December 31, 2015 and 2014 following the classification of Ferrari as a discontinued operation for the year ended December 31, 2015. The assets and liabilities of Ferrari were classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015.

Operating Activities — Year Ended December 31, 2016
For the year ended December 31, 2016, net cash from operating activities of €10,594 million was primarily the result of (i) net profit from continuing operations of €1,814 million adjusted to add back €5,956 million for depreciation and amortization expense and other non-cash items of €111 million, (ii) a net increase of €1,519 million in provisions mainly due to the increase in the warranty provision of €414 million in NAFTA for recall campaigns related to an industry wide recall for airbag inflators resulting from parts manufactured by Takata, estimated net costs of €132 million associated with a recall for which costs are being contested with a supplier, and an increase in accrued sales incentives primarily related to NAFTA and EMEA; (iii) €123 million dividends received mainly from our equity method investments and (iv) the positive effect of the change in working capital of €777 million that was primarily driven by (a) decrease in trade receivables of €177 million, (b) increase in trade payables of €776 million mainly related to increased production levels in EMEA, that was partially offset by reduced activity in LATAM and the effect of localized Jeep production in China, (c) €295 million increase in other payables and receivables primarily related to the net payment of taxes and deferred expenses, which were partially offset by (d) €471 million increase in inventories mainly related to the increased production of new vehicle models in EMEA.
Operating Activities — Year Ended December 31, 2015
For the year ended December 31, 2015, net cash from operating activities of €9,751 million was primarily the result of (i) net profit from continuing operations of €93 million adjusted to add back €5,414 million for depreciation and amortization expense and other non-cash items of €812 million which included (a) total €713 million non-cash charges for asset impairments that mainly related to asset impairments in connection with the realignment of the Group's manufacturing capacity in NAFTA to better meet market demand for pickup trucks and utility vehicles and (b) €80 million charge recognized as a result of the adoption of the SIMADI exchange rate to remeasure our Venezuelan subsidiary’s net monetary assets in U.S. Dollar (reported, for the effect on cash and cash equivalents, within “Translation exchange differences”); (ii) a net increase of €3,206 million in provisions mainly related to an increase in the warranty provision, which included the change in estimate for future recall campaign costs in NAFTA, and higher accrued sales incentives primarily related to increased sales volumes in NAFTA; (iii) €112 million dividends received mainly from our equity method investments; and (iv) €527 million of cash flows from discontinued operations, which were partially offset by (v) the negative effect of the change in working capital of €158 million primarily driven by (a) €958 million increase in inventories, which reflects the increased consumer demand for our vehicles and inventory buildup in NAFTA due to production changeovers, (b) €191 million increase in trade receivables, (c) €580 million decrease in changes in other payables and receivables primarily related to the net payment of taxes and deferred expenses, which were partially offset by (d) €1,571 million increase in trade payables, mainly related to increased production levels in EMEA.
Operating Activities — Year Ended December 31, 2014
For the year ended December 31, 2014, net cash from operating activities of €8,169 million was primarily the result of (i) net profit from continuing operations of €359 million adjusted to add back (a) €4,607 million for depreciation and amortization expense and (b) other non-cash items of €348 million, which primarily included (i) €381 million related to the non-cash portion of the expense recognized in connection with the execution of the agreement entered into by the UAW and FCA US in January 2014, (ii) €98 million re-measurement charge recognized as a result of the Group’s change in the exchange rate used to re-measure its Venezuelan subsidiary’s net monetary assets in U.S. Dollar (reported, for the effect on cash and cash equivalents, in the “Translation exchange differences”), which were partially offset by (iii) the non-taxable gain of €223 million on the re-measurement at fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interests in connection with the acquisition of the remaining 41.5 percent interest in FCA US previously not owned; (ii) a net increase of €1,169 million in provisions, mainly related to a €959 million increase in Other provisions following net adjustments to warranties for NAFTA and higher accrued sales incentives, primarily due to an increase in retail incentives as well as an increase in dealer stock levels to support increased sales volumes in NAFTA, and a €210 million increase in employees benefits mainly related to U.S. and Canada pension plans as the impact of lower discount rates was not fully offset by the higher return on assets; (iii) positive effect of the change in working capital of €779 million primarily driven by (a) €1,470 million increase in trade payables, mainly related to increased production in EMEA and NAFTA as a result of increased consumer demand for our vehicles, (b) €106 million decrease in trade receivables and (c) €24 million of changes in other payables and receivables, which were partially offset by (d) €821 million increase in inventory mainly related to increased finished vehicle and work in process levels at December 31, 2014 compared to December 31, 2013, in part driven by higher production levels in late 2014 to meet anticipated consumer demand in NAFTA, EMEA and Maserati; (iv) €87 million dividends received mainly from our equity method investments; and (v) €823 million of cash flows from discontinued operations.

Investing Activities — Year Ended December 31, 2016
For the year ended December 31, 2016, net cash used in investing activities of €9,039 million was primarily the result of (i) €8,815 million of capital expenditures, including €2,558 million of capitalized development expenditures that supported investments in existing and future products, which primarily related to the mass-market vehicle operations in NAFTA and EMEA as well as the investment in the Alfa Romeo brand, (ii) a total of €116 million for investments in joint ventures, associates and unconsolidated subsidiaries that primarily related to an additional investment in the GAC FCA JV and (iii) €483 million of a net increase in receivables from financing activities that primarily related to the increase in lending portfolio of the financial services activities of the Group in China and Europe.
Investing Activities — Year Ended December 31, 2015
For the year ended December 31, 2015, net cash used in investing activities of €9,300 million was primarily the result of (i) €8,819 million of capital expenditures, including €2,504 million of capitalized development expenditures, that supported investments in existing and future products. Capital expenditures primarily related to the mass-market vehicle operations in NAFTA and EMEA, investment in the Alfa Romeo brand and the completion of the plant in Pernambuco, Brazil; (ii) a total of €266 million for investments in joint ventures, associates and unconsolidated subsidiaries, of which €171 million was for the GAC FCA JV; and (iii) €426 million of cash flows used by discontinued operations, which were partially offset by €410 million of a net decrease in receivables from financing activities which primarily related to the decreased lending portfolio of the financial services activities of the Group in Brazil and China.
Investing Activities — Year Ended December 31, 2014
For the year ended December 31, 2014, net cash used in investing activities of €8,140 million was primarily the result of (i) €7,804 million of capital expenditures, including €2,132 million of capitalized development expenditures, to support investments in existing and future products primarily related to the mass-market vehicle operations in NAFTA and EMEA as well as the construction of the plant at Pernambuco, Brazil; (ii) €78 million of a net decrease in receivables from financing activities which primarily related to the decreased lending portfolio of the financial services activities of the Group; and (iii) €532 million of cash flows used by discontinued operations.
Financing Activities —Year Ended December 31, 2016
For the year ended December 31, 2016, net cash used in financing activities of €5,127 million was primarily the result of (i) the repayment at maturity of three notes issued under the Global Medium Term Note (“GMTN”) Programme, two of which were for an aggregate principal amount of €2,000 million and one for a principal amount of CHF 400 million (€373 million) and (ii) the repayment of other long-term debt for a total of €4,618 million, which included the (a) €1,800 million (U.S.$2.0 billion) of cash used for the voluntary prepayments of principal of FCA US's Tranche B Term Loans (refer to the section —Capital Market and Other Financing Transactions below), (b) the payment of the financial liability related to the mandatory convertible securities of €213 million upon their conversion to FCA shares and (c) repayments at maturity of other long-term debt of €2,605 million primarily in Brazil, which were partially offset by (iii) the issuance of a new note under the GMTN Programme for a principal amount of €1,250 million (refer to the section —Capital Market and Other Financing Transactions below) and (iv) proceeds from other long-term debt for a total of €1,342 million, which included the proceeds from the €250 million loan entered into with the European Investment Bank (“EIB”) in December 2016 (refer to the section —Capital Market and Other Financing Transactions below).
Financing Activities —Year Ended December 31, 2015
For the year ended December 31, 2015, net cash used in financing activities of €3,128 million was primarily the result of (i) the prepayment of FCA US's secured senior notes due June 15, 2019 for an aggregate principal amount of €2,518 million and the prepayment of FCA US's secured senior notes due June 15, 2021 for an aggregate principal amount of €2,833 million; (ii) the repayment at maturity of two notes that had been issued under the GMTN Programme, one for a principal amount of €1,500 million and another for a principal amount of CHF 425 million (€390 million); and (iii) the repayment of other long-term debt for a total of €4,412 million, which included (a) the repayment of the EIB loan of €250 million at maturity, the prepayment of our Mexican development banks credit facilities of €414 million as part of FCA Mexico's refinancing transaction completed in March 2015, (b) total payments of €244 million on the Canada HCT Notes, and (c) other repayments of borrowings, primarily in Brazil and FCA treasury companies, which were partially offset by (iv) proceeds from FCA's issuance of U.S.$3,000 million (€2,840 million) total principal amount of unsecured senior notes due in 2020 and

2023 (refer to the section —Capital Market and Other Financing Transactions below); (v) proceeds from other long-term debt for a total of €3,061 million, which included (a) the disbursement received of €0.4 billion under the Mexico Bank Loan of €0.8 billion (U.S.$0.9 billion) as part of FCA Mexico's refinancing transaction completed in March 2015, (b) proceeds from the €600 million loan granted by the EIB and SACE (refer to the section —Capital Market and Other Financing Transactions below) and (c) other financing transactions, primarily in Brazil; (vi) net proceeds from the Ferrari initial public offering in October 2015; and (vii) net proceeds of €2.0 billion from the draw-down of the syndicated loan facilities entered into by Ferrari N.V. in November 2015, included within Cash flows from financing activities - discontinued operations.
Financing Activities —Year Ended December 31, 2014
For the year ended December 31, 2014, net cash from financing activities of €2,137 million was primarily the result of (i) net proceeds of €2,245 million from the issuance of mandatory convertible securities due 2016 and net proceeds of €849 million from the offering of 100 million common shares; (ii) proceeds from issuances of notes for a total amount of €4,629 million which included (a) approximately €2,556 million of notes issued under the GMTN Programme and (b) €2,073 million (for a total face value of U.S.$2,755 million) of secured senior notes issued by FCA US used to prepay the balance of FCA US's financial liability to the VEBA Trust (the “VEBA Trust Note”) that had been issued by FCA US in connection with the settlement of its obligations related to postretirement healthcare benefits for certain UAW retirees; (iii) proceeds from new other long-term debt for a total of €4,873 million, which included (a) the incremental term loan entered into by FCA US of U.S.$250 million (€181 million) under its original tranche B term loan facility and (b) the new U.S.$1,750 million (€1.3 billion) tranche B term loan, issued under a new term loan credit facility entered into by FCA US to facilitate the prepayment of the VEBA Trust Note, and (c) new long-term debt in Brazil; and (iv) a positive net contribution of €496 million from the net change in short-term debt and other financial assets/liabilities, which were partially offset by (v) the cash payment to the VEBA Trust for the acquisition of the remaining 41.5 percent ownership interest in FCA US held by the VEBA Trust equal to U.S.$3,650 million (€2,691 million) and U.S.$60 million (€45 million) of tax distribution by FCA US to cover the VEBA Trust’s tax obligation; (vi) repayment of other long-term debt for a total of €5,834 million, mainly related to the prepayment of all amounts under the VEBA Trust Note amounting to approximately U.S.$5.0 billion (€3.6 billion), including accrued and unpaid interest, and repayment of other long-term debt primarily in Brazil; (vii) the repayment at maturity of notes that had been issued under the GMTN Programme for a total principal amount of €2,150 million; and (viii) the net cash disbursement of €417 million for the exercise of the Cash Exit Rights in connection with the Merger.
The positive translation exchange differences for the years ended December 31, 2016, 2015 and 2014 of €228 million, €681 million and €1,219 million, respectively, primarily reflected the change in the Euro-translated value of cash and cash equivalents denominated in U.S. Dollar.

Net Debt
The following table details our Net debt at December 31, 2016 and 2015 and provides a reconciliation of this non-GAAP measure to Debt, which is the most directly comparable measure included in our Consolidated Statement of Financial Position. In conjunction with the amendments to the credit agreements that govern FCA US's Tranche B Term Loans entered into in March 2016, FCA US's cash management activities are no longer managed separately from the rest of the Group. As a result, the Group no longer provides the analysis of Net industrial debt split between FCA US and the remainder of the Group.

	At December 31
	2016			2015 (1)
(€ million)	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
Third parties debt (principal)	€(22,499)	€(1,535)	€(24,034)	€(26,555)	€(1,105)	€(27,660)
Capital market(2)	(12,055)	(417)	(12,472)	(13,382)	(264)	(13,646)
Bank debt	(9,026)	(733)	(9,759)	(11,602)	(653)	(12,255)
Other debt (3)	(1,418)	(385)	(1,803)	(1,571)	(188)	(1,759)
Accrued interest and other adjustments(4)	(11)	(3)	(14)	(127)	1	(126)
Debt with third parties	(22,510)	(1,538)	(24,048)	(26,682)	(1,104)	(27,786)
Intercompany, net (5)	627	(627)	—	529	(568)	(39)
Current financial receivables from jointly-controlled financial services companies (6)	80	—	80	16	—	16
Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies	(21,803)	(2,165)	(23,968)	(26,137)	(1,672)	(27,809)
Derivative financial assets/(liabilities), net and collateral deposits (7)	(144)	(6)	(150)	103	14	117
Current Available-for-sale and Held-for-trading securities	204	37	241	457	25	482
Cash and cash equivalents	17,167	151	17,318	20,528	134	20,662
Debt classified as held for sale	(9)	—	(9)	—	—	—
Total Net debt	€(4,585)	€(1,983)	€(6,568)	€(5,049)	€(1,499)	€(6,548)
 ________________________________
(1) The assets of the Ferrari segment were classified as Assets held for distribution within the Consolidated Statement of Financial Position at December 31, 2015. These assets as well as the undrawn revolving credit facility of €500 million of Ferrari are not included in the figures presented at December 31, 2015.
(2) Includes notes issued under the GMTN Programme and other notes (€12,055 million at December 31, 2016 and €13,078 million at December 31, 2015), other debt instruments (€417 million at December 31, 2016 and €359 million at December 31, 2015) issued in financial markets, mainly from LATAM financial services companies. At December 31, 2015, the amount also included the financial liability component of the mandatory convertible securities of €209 million, which were converted into FCA common shares in December 2016.
(3) Includes the Canada HCT notes (€261 million December 31, 2016 and €354 million at December 31, 2015), asset-backed financing, i.e. sales of receivables for which de- recognition is not allowed under IFRS (€411 million December 31, 2016 and €206 million at December 31, 2015) and arrangements accounted for as a lease under IFRIC 4 - Determining whether an arrangement contains a lease, and other debt.
(4) Includes adjustments for fair value accounting on debt and net (accrued)/deferred interest and other amortizing cost adjustments.
(5) Net amount between industrial activities entities' financial receivables due from financial services entities (€755 million at December 31, 2016 and €664 million at December 31, 2015) and industrial activities entities' financial payables due to financial services entities (€128 million at December 31, 2016 and €96 million at December 31, 2015). At December 31, 2015, it also included financial receivables due from discontinued operations of €98 million and financial payables due to discontinued operations of €137 million.
(6) Financial receivables due from FCA Bank.
(7) Fair value of derivative financial instruments (net negative €218 million at December 31, 2016 and net positive €77 million at December 31, 2015) and collateral deposits (€68 million at December 31, 2016 and €40 million at December 31, 2015).
As of December 31,2016, Net debt was €6,568 million and was consistent with Net debt of €6,548 million as of December 31, 2015. Excluding negative foreign currency translation effects, Net debt decreased by over €1.0 billion, with net debt from industrial activities decreasing by €1.3 billion (refer to —Change in Net Industrial Debt, below), which was partially offset by an increase of €0.3 billion in net debt from financial services that was used to support the increase in financing activities in China and Europe.

Change in Net Industrial Debt
As described in the section —Non GAAP Financial Measures above, Net industrial debt is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance. The following section sets forth an explanation of the changes in our Net industrial debt during 2016 and 2015.
At December 31, 2016, Net industrial debt of €4,585 million decreased by €464 million from €5,049 million at December 31, 2015 primarily as a result of (i) cash flow from industrial operating activities of €10,563 million, which represents the majority of the consolidated cash flow from operating activities of €10,594 million (refer to the section —Cash Flows above), which was partially offset by (ii) investments in industrial activities of €8,812 million representing investments in property, plant and equipment and intangible assets and (iii) negative foreign currency translation effects of €859 million primarily due to the strengthening of the Brazilian Real.
In 2015, Net industrial debt decreased by €2,605 million from €7,654 million at December 31, 2014, which included Ferrari's Net industrial debt, to €5,049 million at December 31, 2015, which excluded Ferrari's Net industrial debt of €963 million. The reduction in Net industrial debt during the year was primarily driven by (i) cash flow from industrial operating activities of €9,703 million which represents the majority of the consolidated cash flow from operating activities of €9,751 million (refer to the section —Cash Flows above), (ii) net cash proceeds from the Ferrari initial public offering of €866 million, (iii) the payment to non-controlling interests for €280 million in connection with the Ferrari initial public offering and in preparation for the spin-off of the remaining common shares of Ferrari N.V. owned by FCA and (iv) positive translation exchange differences of €734 million, primarily reflecting the effect of the devaluation of Brazilian Real when converting the Brazilian companies’ net industrial debt to Euro, which were partially offset by (v) investments in industrial activities of €8,816 million representing investments in property, plant and equipment and intangible assets, acquisition and capital increases in joint ventures, associates and unconsolidated subsidiaries of €268 million and cash used in industrial investing activities of discontinued operations of €372 million.
Capital Market and Other Financing Transactions
Notes Issued Under The GMTN Programme
Certain notes issued by the Group are governed by the terms and conditions of the GMTN Programme. A maximum of €20 billion may be used under this program, of which notes of approximately €9.2 billion were outstanding at December 31, 2016 (€10.3 billion at December 31, 2015). The GMTN Programme is guaranteed by FCA, which may from time to time buy back notes in the market that have been issued. Such buybacks, if made, depend upon market conditions, the Group's financial situation and other factors which could affect such decisions.
Changes in notes issued under the GMTN Programme during 2016 were due to the:

•	issuance of a 3.75 percent note at par in March 2016 with a principal amount of €1,250 million due in March 2024. The note is listed on the Irish Stock Exchange;

•	repayment at maturity of a note in April 2016 with a principal amount of €1,000 million;

•	repayment at maturity of a note in October 2016 with a principal amount of €1,000 million; and

•	repayment at maturity of a note in November 2016 with a principal amount of CHF 400 million (€373 million).
Changes in notes issued under the GMTN Programme during 2015 were due to the:

•	repayment at maturity of two notes, one with a principal amount of €1,500 million and one with a principal amount of CHF 425 million (€390 million).

As of December 31, 2016, FCA was in compliance with the covenants of the notes issued under the GMTN Programme (refer to Note 21, Debt, within our Consolidated Financial Statements included elsewhere in this report, for information related to the outstanding notes at December 31, 2016 and 2015 under the GMTN Programme and the related covenants).
Other Notes
In April 2015, FCA issued U.S.$1.5 billion (€1.4 billion) principal amount of 4.5 percent unsecured senior debt securities due April 15, 2020 (the “Initial 2020 Notes”) and U.S.$1.5 billion (€1.4 billion) principal amount of 5.25 percent unsecured senior debt securities due April 15, 2023 (the “Initial 2023 Notes”) at an issue price of 100 percent of their principal amount. The Initial 2020 Notes and the Initial 2023 Notes, collectively referred to as “the Initial Notes”, rank pari passu in right of payment with respect to all of FCA's existing and future senior unsecured indebtedness and senior in right of payment to any of FCA's future subordinated indebtedness and existing indebtedness, which is by its terms subordinated in right of payment to the Initial Notes.
On June 17, 2015, subject to the terms and conditions set forth in our prospectus, we commenced an offer to exchange up to U.S.$1.5 billion (€1.4 billion) aggregate principal amount of new 4.5 percent unsecured senior debt securities due 2020 (“2020 Notes”), for any and all of our outstanding Initial 2020 Notes issued on April 14, 2015, and up to U.S.$1.5 billion (€1.4 billion) aggregate principal amount of new 5.25 percent unsecured senior debt securities due 2023 (“2023 Notes”), for any and all of our outstanding Initial 2023 Notes issued on April 14, 2015. The 2020 Notes and the 2023 Notes, collectively referred to as “the Notes”, were identical in all material respects to the Initial Notes, except that the Notes did not contain restrictions on transfer. The exchange offer expired on July 23, 2015. Substantially all of the Initial Notes were tendered for the Notes. FCA used the net proceeds from the offering of the Notes for general corporate purposes and the refinancing of a portion of the outstanding secured senior notes of FCA US, as described below. As of December 31, 2016, FCA was in compliance with the covenants of the Notes (refer to Note 21, Debt, within our Consolidated Financial Statements included elsewhere in this report, for information related to the covenants).
FCA US Secured Senior Notes
On May 14, 2015, FCA US prepaid its secured senior notes due in 2019 with an aggregate principal outstanding amount of U.S.$2,875 million (€2,518 million) at a price equal to the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated in accordance with the terms of the indenture. The redemption payment of U.S.$3.1 billion (€2.7 billion) was made with cash on hand at FCA US.
On December 21, 2015, FCA US prepaid its secured senior notes due in 2021 with an aggregate principal outstanding amount of U.S.$3,080 million (€2,833 million) at a price equal to the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated in accordance with the terms of the indenture. The redemption payment of U.S.$3.3 billion (€3.0 billion) was made with cash on hand at FCA US.
The secured senior notes due in 2019 and the secured senior notes due in 2021 of FCA US are collectively referred to as the “Secured Senior Notes.”
Bank Debt
Bank debt was primarily comprised of amounts due under (i) FCA US's Tranche B Term Loans of €2.7 billion at December 31, 2016 and €4.4 billion at December 31, 2015, (ii) financial liabilities of the Brazilian operating entity (€4.0 billion at December 31, 2016 and €4.1 billion at December 31, 2015) including a number of financing arrangements with certain Brazilian development banks, as well as to fund the financial services business in that country (refer to the section —Brazil, below), (iii) loans provided by the EIB (€1.3 billion at December 31, 2016 and €1.2 billion at December 31, 2015) to fund our investments and research and development costs, (iv) amounts drawn down by FCA treasury companies under short and long-term credit facilities (€0.1 billion at December 31, 2016 and €0.6 billion at December 31, 2015) and (v) amounts outstanding relating to financing arrangements of FCA Mexico amounting to €0.5 billion at December 31, 2016 and 2015.

FCA US Tranche B Term Loans
At December 31, 2016, €1,730 million (€2,863 million at December 31, 2015), which included accrued interest, was outstanding under FCA US's Tranche B Term Loan due 2017. The Tranche B Term Loan due 2017 bears interest, at FCA US's option, at either a base rate plus 1.75 percent per annum or at LIBOR plus 2.75 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. For the years ended December 31, 2016 and 2015, interest was accrued based on LIBOR.
At December 31, 2016, €948 million (€1,574 million at December 31, 2015), which included accrued interest, was outstanding under FCA US's Tranche B Term Loan due 2018. The Tranche B Term Loan due 2018 bears interest, at FCA US’s option, at either a base rate plus 1.5 percent per annum or at LIBOR plus 2.5 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. For the years ended December 31, 2016 and 2015, interest was accrued based on LIBOR.
FCA US may pre-pay, refinance or re-price the Tranche B Term Loans without premium or penalty.
On March 15, 2016, FCA US entered into amendments to the credit agreements that govern the Tranche B Term Loans, to, among other items, eliminate covenants restricting the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group, to enable a unified financing platform and to provide free flow of capital within the Group. In conjunction with these amendments, FCA US made a U.S.$2.0 billion (€1.8 billion) voluntary prepayment of principal at par with cash on hand, of which U.S.$1,288 million (€1,159 million) was applied to the Tranche B Term Loan due 2017 and U.S.$712 million (€641 million) was applied to the Tranche B Term Loan due 2018. Accrued interest related to the portion of principal prepaid of the Tranche B Term Loans and related transaction fees were also paid.
The prepayments of principal were accounted for as debt extinguishments, and as a result, a non-cash charge of €10 million was recorded within Net financial expenses in the Consolidated Income Statement for the year ended December 31, 2016, which consisted of the write-off of the remaining unamortized debt issuance costs. The amendments to the remaining principal balance were analyzed on a lender-by-lender basis and accounted for as debt modifications in accordance with IAS 39 - Financial Instruments: Recognition and Measurement. As such, the debt issuance costs for each of the amendments were capitalized and will be amortized over the respective remaining terms of the Tranche B Term Loans.
For each of the Tranche B Term Loans, FCA US prepaid the scheduled quarterly principal payments, with the remaining balance applied to the principal balance due at maturity. Accordingly, FCA US is now scheduled to pay the remaining outstanding principal balances at the respective maturity dates. Periodic interest payments, however, continue to be required.
As of December 31, 2016, FCA US was in compliance with the covenants of the credit agreements that govern the Tranche B Term Loans (refer to Note 21, Debt, within our Consolidated Financial Statements included elsewhere in this report, for information related to the covenants).
European Investment Bank Borrowings
We have financing agreements with the EIB for a total of €1.3 billion outstanding at December 31, 2016 (€1.2 billion outstanding at December 31, 2015), which included (i) a new loan for €250 million entered into in December 2016 described below (ii) the €600 million facility with the EIB and SACE described below, (iii) a facility of €400 million (maturing in 2018) for supporting certain investments and research and development programs in Italy to protect the environment through the reduction of emissions and improved energy efficiency and (iv) a €500 million facility (maturing in 2021) for an investment program relating to the modernization and expansion of production capacity of an automotive plant in Serbia.
On December 2, 2016, the Group entered into a new €250 million loan with the EIB for research and development projects implemented by FCA. The three-year loan will support the Group’s three-year (2017-2019) investment plan in research and development centers in Italy, which includes a number of key objectives such as greater efficiency, a reduction in CO2 emissions by petrol and alternative fuel engines and the study of new hybrid architectures, as well as certain capital expenditures for facilities located in southern Italy.

On June 29, 2015, FCA, the EIB and SACE finalized a €600 million loan earmarked to support the Group's automotive research, development and production plans for 2015 to 2017 which includes studies for efficient vehicle technologies for vehicle safety and new vehicle architectures. The three-year loan due July 2018 provided by the EIB, which is also 50 percent guaranteed by SACE, relates to FCA's production and research and development sites in both northern and southern Italy.
Brazil
Our Brazilian subsidiaries have access to various local bank facilities in order to fund investments and operations. Total debt outstanding under those facilities amounted to €4.0 billion at December 31, 2016 (€4.1 billion at December 31, 2015), of which €3.3 billion (€3.6 billion at December 31, 2015) are loans with an average residual maturity of 1 to 2 years, while €0.7 billion (€0.5 billion at December 31, 2015) are short-term credit facilities. The loans primarily include subsidized loans granted by such public financing institutions as Banco Nacional do Desenvolvimento (“BNDES”), with the aim to support industrial projects in certain areas. This provided the Group the opportunity to fund large investments in Brazil with loans of sizeable amounts at low rates. At December 31, 2016, outstanding subsidized loans amounted to €2.6 billion (€1.9 billion at December 31, 2015), of which €1.6 billion (€1.2 billion at December 31, 2015), related to the construction of the plant in Pernambuco (Brazil), which has been supported by subsidized credit lines totaling Brazilian Real (“BRL”) 6.5 billion (€1.9 billion). Approximately €0.3 billion (€0.3 billion at December 31, 2015), of committed credit lines contracted to fund scheduled investments in the area were undrawn at December 31, 2016. The average residual maturity of the subsidized loans was approximately 3 years.
Mexico Bank Loan
On March 20, 2015, FCA Mexico, our principal operating subsidiary in Mexico, entered into the Mexico Bank Loan, a U.S.$0.9 billion (€0.8 billion) non-revolving loan agreement maturing on March 20, 2022, and received a disbursement of U.S.$0.5 billion (€0.5 billion at December 31, 2016), which bears interest at one-month LIBOR plus 3.35 percent per annum. The proceeds were used to prepay all amounts outstanding under the Mexican development bank credit facilities amounting to approximately €414 million. Effective June 24, 2016, the Group terminated early the disbursement term for the undrawn portion of the non-revolving loan agreement of FCA Mexico. As a result, the undisbursed U.S.$0.4 billion (€0.4 billion) is no longer available to the Group. As of December 31, 2016, we may prepay all or any portion of the loan without premium or penalty. As of December 31, 2016, FCA Mexico was in compliance with all covenants under the Mexico Bank Loan (refer to Note 21, Debt, within our Consolidated Financial Statements included elsewhere in this report, for information related to the covenants).
Other Debt
At December 31, 2016, Other debt included the principal balance of the unsecured Canada HCT Notes, totaling €261 million (€354 million at December 31, 2015), which represents FCA US's principal Canadian subsidiary's remaining financial liability to the Canadian Health Care Trust arising from the settlement of its obligations for postretirement health care benefits for National Automobile, Aerospace, Transportation and General Workers Union of Canada, or CAW (now part of Unifor), which represented employees, retirees and dependents. During the year ended December 31, 2016, FCA US's Canadian subsidiary prepaid the remaining scheduled payments due on the Canada HCT Tranche C Note and during the year ended December 31, 2015, FCA US's Canadian subsidiary prepaid the remaining scheduled payments on the Canada HCT Tranche A Note (refer to Note 21, Debt, within our Consolidated Financial Statements included elsewhere in this report).
At December 31, 2016, debt secured by assets of the Group (excluding FCA US) amounted to €914 million (€747 million at December 31, 2015), of which €433 million (€373 million at December 31, 2015) was due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America. The total carrying amount of assets acting as security for loans for the Group (excluding FCA US) amounted to €1,940 million at December 31, 2016 (€1,400 million at December 31, 2015).
At December 31, 2016, debt secured by assets of FCA US of €3,446 million included €2,678 million relating to the Tranche B Term Loans, €207 million due to creditors for assets acquired under finance leases and €561 million for other debt and financial commitments. At December 31, 2015, debt secured by assets of FCA US of €5,254 million and included €4,437 million relating to the Tranche B Term Loans, €243 million due to creditors for assets acquired under finance leases and €574 million for other debt and financial commitments.

SUBSEQUENT EVENTS AND 2017 GUIDANCE
Subsequent Events
The Group has evaluated subsequent events through February 28, 2017, which is the date the financial statements were authorized for issuance.
In January 2017, as a result of the distribution of the Company's 16.7 percent ownership interest in RCS to holders of its common shares on May 1, 2016, the Compensation Committee of FCA approved a conversion factor of 1.005865 that was applied to outstanding awards that had been granted in 2015 to make equity award holders whole for the resulting diminution in the value of an FCA common share. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.
On February 24, 2017, FCA US prepaid the outstanding principal and accrued interest for its Tranche B Term Loan due 2017.  The prepayment of U.S.$1,826 million (€1,721 million) was made with cash on hand.  The prepayment did not result in a material loss on extinguishment.

2017 Guidance

Net revenues	€115 - €120 billion
Adjusted EBIT	> €7.0 billion
Adjusted net profit	> €3.0 billion
Net industrial debt	< €2.5 billion

February 28, 2017

The Board of Directors

John Elkann
Sergio Marchionne
Andrea Agnelli
Tiberto Brandolini d’Adda
Glenn Earle
Valerie A. Mars
Ruth J. Simmons
Ronald L. Thompson
Patience Wheatcroft
Stephen M. Wolf
Ermenegildo Zegna

MAJOR SHAREHOLDERS
Exor N.V. is the largest shareholder of FCA through its 29.41 percent shareholding interest in our issued common shares (as of February 27, 2017). On December 16, 2016, Exor N.V. received 73,606,222 of FCA common shares in connection with the mandatory conversion of the mandatory convertible securities due 2016 (see Note 27, Equity, within the Consolidated Financial Statements included elsewhere in this report). As a result of the loyalty voting mechanism, Exor N.V.’s voting power is 42.60 percent.
Consequently, Exor N.V. could strongly influence all matters submitted to a vote of FCA shareholders, including approval of annual dividends, election and removal of directors and approval of extraordinary business combinations.
Exor N.V. is controlled by Giovanni Agnelli BV (“GA”), which holds 52.99 percent of its share capital. GA is a private limited liability company under Dutch law with its capital divided in shares and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The directors of GA are John Elkann, Tiberto Brandolini d’Adda, Alessandro Nasi, Andrea Agnelli, Eduardo Teodorani-Fabbri, Luca Ferrero de’ Gubernatis Ventimiglia, Jeroen Preller and Florence Hinnen.
Based on the information in FCA’s shareholder register, regulatory filings with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”) and the SEC and other sources available to FCA, the following persons owned, directly or indirectly, in excess of three percent of the common shares of FCA as of February 27, 2017:

FCA Shareholders	Number of Issued Common Shares	Percentage Owned
Exor N.V.(1)	449,410,092	29.41
Harris Associates L.P. (2)	56,573,440	3.70
Baillie Gifford & Co. (3)	54,383,269	3.56
Tiger Global Management LLC (4)	52,740,079	3.45
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(1)
In addition, Exor N.V. holds 375,803,870 special voting shares; Exor’N.V.'s beneficial ownership in FCA is 42.60 percent, calculated as the ratio of (i) the aggregate number of common and special voting shares owned by Exor N.V. and (ii) the aggregate number of outstanding common shares and issued special voting shares.

(2)	Harris Associates L.P. beneficially owns 56,573,440 common shares (2.92 percent of the issued shares).

(3)
Baillie Gifford & Co., as an investment adviser in accordance with rule 240.13d-1(b), beneficially owns 85,370,632 common shares with sole dispositive power (4.41 percent of the issued shares), of which 54,383,269 common shares are held with sole voting power (2.81 percent of the issued shares).

(4)	Tiger Global Management LLC beneficially owns 52,740,079 common shares (2.72 percent of the issued shares).

Based on the information in FCA’s shareholder register and other sources available to us, as of January 31, 2017, approximately 440 million FCA common shares, or 29 percent of the FCA common shares, were held in the United States. As of the same date, approximately 1,040 record holders had registered addresses in the United States.

CORPORATE GOVERNANCE

INTRODUCTION

Fiat Chrysler Automobiles N.V. is a public company with limited liability, incorporated and organized under the laws of the Netherlands, which results from the cross-border merger of Fiat S.p.A. with and into Fiat Investments N.V., renamed Fiat Chrysler Automobiles N.V. upon effectiveness of the merger on October 12, 2014 (the “Merger”). The Company qualifies as a foreign private issuer under the New York Stock Exchange (“NYSE”) listing standards and its common shares are listed on the NYSE and on the Mercato Telematico Azionario managed by Borsa Italiana S.p.A. (“MTA”).
In accordance with the NYSE Listed Company Manual, the Company is permitted to follow home country practice with regard to certain corporate governance standards. The Company has adopted, except as discussed below, the best practice provisions of the Dutch corporate governance code issued by the Dutch Corporate Governance Code Committee, which entered into force on January 1, 2009 (the “Dutch Corporate Governance Code”) and contains principles and best practice provisions that regulate relations between the board of directors of a company and its shareholders.

The Dutch Corporate Governance Code is subject to revision. The revised version of the Dutch Corporate Governance Code has been published in December 2016. Provided that the revised Code has been implemented in Dutch law in 2017, FCA must report in 2018 its application of the revised Dutch Corporate Governance Code over the 2017 financial year.

In this report, the Company addresses its overall corporate governance structure. The Company discloses, and intends to disclose any material departure from the best practice provisions of the Dutch Corporate Governance Code in its future annual reports.

Board of Directors

Pursuant to the Company’s articles of association (the “Articles of Association”), its board of directors (the “Board of Directors”) may have three or more directors (the “Directors”). At the annual general meeting of shareholders held on April 15, 2016, the number of the Directors was confirmed at eleven and the current slate of Directors was elected. The term of office of the current Board of Directors will expire following the Company's 2017 annual general meeting of shareholders at which time the Company's general meeting of shareholders are expected to elect a new Board of Directors for approximately a one-year term. Each Director may be reappointed at any subsequent general meeting of shareholders.

The Board of Directors as a whole is responsible for the strategy of the Company. The Board of Directors is composed of two executive Directors (i.e., the Chairman and the Chief Executive Officer), having responsibility for the day-to-day management of the Company, and nine non-executive Directors, who do not have such day-to-day responsibility within the Company or the Group. Pursuant to Article 17 of the Articles of Association, the general authority to represent the Company shall be vested in the Board of Directors and the Chief Executive Officer.
On October 13, 2014, the Board of Directors appointed the following internal committees: (i) an Audit Committee, (ii) a Governance and Sustainability Committee, and (iii) a Compensation Committee.
On certain key industrial matters the Board of Directors is advised by the Group Executive Council (the “GEC”): the GEC is an operational decision-making body of the Company’s group (the “Group”), which is responsible for reviewing the operating performance of the businesses, and making decisions on certain operational matters.
Seven Directors qualified as independent (representing a majority) for purposes of NYSE rules, Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Dutch Corporate Governance Code.
The Board of Directors has also appointed Mr. Ronald L. Thompson as Senior Non-Executive Director in accordance with Section III.8.1 of the Code.
Directors are expected to prepare themselves for and to attend all Board of Directors meetings, the annual general meeting of shareholders and the meetings of the committees on which they serve, with the understanding that, on occasion, a Director may be unable to attend a meeting.
During 2016, there were six meetings of the Board of Directors. The average attendance at those meetings was 97 percent.

The current composition of the Board of Directors is the following:

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John Elkann (executive director) - John Elkann is Chairman of FCA. He was appointed Chairman of Fiat S.p.A. on April 21, 2010 where he previously served as Vice Chairman beginning in 2004 and as a board member beginning December 1997. Mr. Elkann is also Chairman and Chief Executive Officer of Exor N.V. and Chairman and Managing Director of Giovanni Agnelli B.V. Born in New York in 1976, Mr. Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris, and graduated in Engineering from Politecnico, the Engineering University of Turin (Italy). While at university, he gained work experience in various companies of the Fiat Group in the UK and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the U.S. and Europe. Mr. Elkann is Chairman of PartnerRe and of Italiana Editrice S.p.A., Vice Chairman of Ferrari N.V. and Ferrari S.p.A. and a board member of The Economist Group. Mr. Elkann is a member of the Museum of Modern Art (MoMA). He also serves as Vice Chairman of the Italian Aspen Institute and of the Giovanni Agnelli Foundation.

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Sergio Marchionne (executive director) - Sergio Marchionne currently serves as Chief Executive Officer of FCA and Chairman and Chief Executive Officer of both FCA US and FCA Italy. In addition, he is also Chairman of CNHI and Chairman and Chief Executive Officer of Ferrari N.V. and Ferrari S.p.A. Born in Chieti (Italy) in 1952, he has dual Canadian and Italian citizenship. He holds a Bachelor of Arts with a major in Philosophy from the University of Toronto and a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, as well as a Master of Business Administration and a Bachelor of Commerce from the University of Windsor (Canada). Mr. Marchionne is a barrister, solicitor and chartered accountant. Mr. Marchionne began his professional career in Canada. From 1983 to 1985, he worked for Deloitte & Touche. From 1985 to 1988, he was with the Lawson Mardon Group of Toronto. From 1989 to 1990, he served as Executive Vice President of Glenex Industries. From 1990 to 1992, he was Chief Financial Officer at Acklands Ltd. From 1992 to 1994, also in Toronto, he held the position of Vice President of Legal and Corporate Development and Chief Financial Officer of the Lawson Mardon Group. From 1994 to 2000, he covered various positions of increasing responsibility at Algroup, headquartered in Zurich (Switzerland), until becoming its Chief Executive Officer. He then went on to head the Lonza Group Ltd, first as Chief Executive Officer (2000-2001) and then as Chairman (2002) .In February 2002, he became Chief Executive Officer of the SGS Group of Geneva. In March 2006, he was appointed Chairman of the company, a position which he continues to hold. From 2008 to April 2010, he also served as non-executive Vice Chairman and Senior Independent Director of UBS. In 2010, Mr. Marchionne joined the Board of Directors of Exor S.p.A. (now Exor N.V.) and, in 2015, was appointed non-executive Vice Chairman. As of September 2013, he is also Chairman of CNH Industrial N.V., the company resulting from the mergers of Fiat Industrial S.p.A. and CNH Global N.V. Mr. Marchionne is currently a member of the Board of Philip Morris International Inc. and the Peterson Institute for International Economics, as well as Chairman of the Council for the United States and Italy and member of the J.P. Morgan International Council. Mr. Marchionne is recipient of ad honorem degrees in Industrial Engineering and Management from Polytechnic University in Turin (Italy) and in Economics from the University of Cassino (Italy), a Masters honoris causa in Business Administration from the CUOA Foundation (Italy), an honorary Doctor of Laws from the University of Windsor (Canada) and Walsh College in Troy (Michigan), and honorary doctorates in Business Administration from the University of Toledo (Ohio), in Science from Oakland University in Rochester (Michigan) and in Humane Letters from Indiana University Kokomo (Indiana). Mr. Marchionne also holds the honor of Cavaliere del Lavoro.

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Andrea Agnelli (non-executive director) - Andrea Agnelli has been Chairman of Juventus Football Club S.p.A. since May 2010 and is also Chairman of Lamse S.p.A., a holding company of which he is a founding shareholder. Born in Turin in 1975, he studied at Oxford (St. Clare’s International College) and Milan (Università Commerciale Luigi Bocconi). While at university, he gained professional experience both in Italy and abroad, including positions at: Iveco-Ford in London; Piaggio in Milan; Auchan Hypermarché in Lille; Schroder Salomon Smith Barney in London; and, finally, Juventus Football Club S.p.A. in Turin.Mr. Agnelli began his career in 1999 at Ferrari Idea in Lugano, where he was responsible for promoting and developing the Ferrari brand in non-automotive areas. In November 2000, he moved to Paris and assumed responsibility for marketing at Uni Invest SA, a Banque San Paolo company specialized in managed investment products. Mr. Agnelli worked at Philip Morris International in Lausanne from 2001 to 2004, where he initially had responsibility for marketing and sponsorships and, subsequently, corporate communication. In 2005, Mr. Agnelli returned to Turin to work in strategic development for IFIL Investments S.p.A. (now Exor N.V.) and he joined the Board of Directors of IFI S.p.A. (now Exor N.V.) in May 2006. Mr. Agnelli is a Director of Giovanni Agnelli B.V. and a member of the advisory board of BlueGem Capital Partners LLP. He is also a member of the European Club Association’s executive board since 2012. Since July 2014, he has served as a board member of the Serie A National League of Professionals and as board member of the Foundation for the General Mutuality in Professional Team Sports. In September 2015, he was appointed to the UEFA Executive Committee as an ECA representative. Mr. Agnelli was appointed to the Board of Directors of Fiat S.p.A. on May 30, 2004 and became a member of the Board of Directors of FCA on October 12, 2014.

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Tiberto Brandolini d’Adda (non-executive director) - Born in Lausanne (Switzerland) in 1948, Tiberto Brandolini d’Adda is a graduate in commercial law from the University of Parma. From 1972 to 1974, Mr. Brandolini d’Adda gained his initial work experience in the international department of Fiat S.p.A. and then at Lazard Bank in London. In 1975, he was appointed assistant to the Director General for Enterprise Policy at the European Economic Commission in Brussels. He joined Ifint in 1976 as General Manager for France. In 1985, he was appointed General Manager for Europe and then, in 1993, Managing Director of Exor Group (formerly Ifint) where he also served as Vice Chairman from 2003 until 2007. He has extensive international experience as a main Board Director of several companies, including: Le Continent, Bolloré Investissement, Société Foncière Lyonnaise, Safic-Alcan and Chateau Margaux. Mr. Brandolini d’Adda served as Director and then, from 1997 to 2003, as Chairman of the conseil de surveillance of Club Mediterranée. He served as Vice Chairman of Exor S.p.A. (now Exor N.V.), formed through the merger between IFI and IFIL Investments, from 2009 to May 2015. He was also a Director of SGS (Société Générale de Surveillance S.A.) from March 2005 to 2010. In May 2004, he was appointed Chairman of the conseil de surveillance of Worms & Cie, where he had served as Deputy Chairman since 2000. In May 2005, he became Chairman and Chief Executive Officer of Sequana Capital (formerly Worms & Cie). Mr. Brandolini d’Adda currently serves as Chairman of Exor S.A. (Luxembourg) and is also a member of the Board of Directors of YAFA S.p.A. In addition, since 2015, he has been an independent Board member and an Audit Committee member of Gottex Fund Management Holding Limited. He is a Director of Giovanni Agnelli B.V. Mr Brandolini d’Adda is Officier de la Légion d’Honneur. Mr Brandolini d’Adda was appointed to the Board of Directors of Fiat S.p.A. on May 30, 2004 and became a member of the Board of Directors of FCA on October 12, 2014.

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Glenn Earle (non-executive director) - Glenn Earle is a member of the Board of Directors of Affiliated Managers Group, Inc. and of Rothesay Life Group and a non-executive member of the Advisory Committee of Hayfin Capital Management LLP. Mr. Earle is also Deputy Chairman of educational charity Teach First and a Board Member and Trustee of the Royal National Theatre. Mr. Earle retired in December 2011 from Goldman Sachs International, where he was most recently a Managing Director and the Chief Operating Officer. Mr. Earle was also Chief Executive of Goldman Sachs International Bank and his other responsibilities included co-Chairmanship of the firm's Global Commitments and Capital Committees and membership on the Goldman Sachs International Executive Committee. He previously worked at Goldman Sachs in various roles in New York, Frankfurt and London from 1987, becoming a Partner in 1996. From 1979 to 1985, he worked in the Latin America department at Grindlays Bank/ANZ in London and New York, leaving as a Vice President. Mr. Earle is a graduate of Emmanuel College, Cambridge and of Harvard Business School, where he earned a Master of Business Administration with High Distinction and was a Baker Scholar and Loeb, Rhoades Fellow. His other activities include membership of The Higher Education Commission and the Advisory Board of the Sutton Trust. His previous responsibilities include membership of the Board of Trustees of the Goldman Sachs Foundation and of the Ministerial Task Force for Gifted and Talented Youth and Chairmanship of the Advisory Board of Cambridge University Judge Business School. Mr. Earle was appointed to the Board of Directors of Fiat S.p.A. in June 2014 and became a member of the Board of Directors of FCA on October 12, 2014.

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Valerie Mars (non-executive director) - Valerie Mars serves as Senior Vice President & Head of Corporate Development for Mars, Incorporated, a U.S.$35 billion diversified food business, operating in over 120 countries and one of the largest privately held companies in the world. In this position, she focuses on acquisitions, joint ventures and divestitures for the company. She served on the Mars, Incorporated Audit Committee and Remuneration Committee and is a member of the board of Royal Canin. Additionally, Ms. Mars is a member of the Rabobank North America Advisory Board. She served on the board of Celebrity Inc., a NASDAQ listed company, from 1994 to September 2000. Previously, Ms. Mars was the Director of Corporate Development for Masterfoods Europe. Her European work experience began in 1996 when she became General Manager of Masterfoods Czech and Slovak Republics. Ms. Mars joined M&M/Mars on a part time basis in 1992 and began working on special projects. She worked on due diligence for acquisitions and was part of the company’s Innovation Team and VO2Max Team. Prior to joining Mars, Incorporated, Ms. Mars was a controller with Whitman Heffernan Rhein, a boutique investment company. She began her career with Manufacturers Hanover Trust Company as a training program participant and rose to Assistant Secretary. Ms. Mars is involved in a number of community and educational organizations and currently serves on the Board of Conservation International, including its Audit Committee. She is also Director Emeritus of The Open Space Institute. Previously she served on the Hotchkiss School Alumni Nominating Committee and the Prague American Chamber of Commerce Board. Ms. Mars holds a Bachelor of Arts degree from Yale University and a Master of Business Administration from the Columbia Business School. Ms. Mars was appointed to the Board of Directors of FCA on October 12, 2014.

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Ruth J. Simmons (non-executive director) - Ruth J. Simmons served on the Board of Directors of FCA US from 2012 to 2014. She was also President of Brown University from 2001 to 2012, Professor in the Department of Comparative Literature and the Department of African Studies of Brown University from 2001 to 2014, and remains with the university as President Emerita. Prior to joining Brown University, Ms. Simmons was President of Smith College, where she started the first engineering program at a U.S. women’s college. She also was Vice Provost at Princeton University and Provost at Spelman College and held various positions of increasing responsibility until becoming Associate Dean of the faculty at Princeton University. Ms. Simmons was previously Assistant Dean and then Associate Dean at the University of Southern California. She also held various positions including Acting Director of international programs at the California State University (Northridge), Assistant Dean at the College of Liberal Arts, Assistant Professor of French at the University of New Orleans, Admissions Officer at Radcliffe College, instructor in French at the George Washington University and an interpreter-Language Services Division at the U.S. Department of State. Ms. Simmons also serves on the boards of Rice University, Square Inc, and Mondelez International Inc. Ms. Simmons is a graduate of Dillard University in New Orleans, and received her Ph.D. in Romance languages and literatures from Harvard University. She is a Fellow of the American Academy of Arts and Sciences and a member of the Council on Foreign Relations. Ms. Simmons was appointed to the Board of Directors of FCA on October 12, 2014.

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Ronald L. Thompson (non-executive director) - Ronald L. Thompson served on the Board of Directors of FCA US from 2009 to 2014. Mr. Thompson is currently chairman of the board of trustees for Teachers Insurance and Annuity Association (TIAA), a for-profit life insurance company that serves the retirement and financial needs of faculty and employees of colleges and universities, hospitals, cultural institutions and other nonprofit organizations. He also serves on the Board of Trustees for Washington University in St. Louis, Missouri, on the Board of Trustees of the Medical University of South Carolina Foundation, and as a member of the Advisory Board of Plymouth Venture Partners Fund. Mr. Thompson was previously the Chief Executive Officer and Chairman of Midwest Stamping Company of Maumee, Ohio, a manufacturer of medium and heavy gauge metal components for the automotive market. He sold the company in late 2005. Mr. Thompson has served on the boards of many different companies including Commerce Bank of St. Louis, GR Group (U.S.), Illinova Corporation, Interstate Bakeries Corporation, McDonnell Douglas Corporation, Midwest Stamping Company, Ralston Purina Company and Ryerson Tull, Inc. He was also a member of the Board of Directors of the National Association of Manufacturers. He was Chairman and Chief Executive Officer at GR Group, General Manager at Puget Sound Pet Supply Company and Chairman and Chief Executive Officer at Evaluation Technologies. Mr. Thompson has served on the faculties of Old Dominion University, Virginia State University and the University of Michigan. Mr. Thompson holds a Ph.D. and a Master of Science in Agricultural Economics from Michigan State University and a Bachelor of Business Administration from the University of Michigan. He was born in Michigan. Mr. Thompson was appointed Senior Non-Executive Director of FCA on October 12, 2014.

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Patience Wheatcroft (non-executive director) - Patience Wheatcroft is a British national and graduate in law from the University of Birmingham. She is also a member of the House of Lords since 2011 and a financial commentator and journalist. Ms. Wheatcroft currently serves on the Advisory Board of the public relations company, Bell Pottinger LLP. She also serves as Non-executive Director of the wealth management company St. James’s Place PLC. Ms. Wheatcroft has a broad range of experience in the media and corporate world with past positions at the Wall Street Journal Europe, where she was Editor-in-Chief, The Sunday Telegraph, The Times, Mail on Sunday, as well as serving as Non-executive Director of Barclays Group PLC and Shaftesbury PLC. Ms. Wheatcroft is also on the Board of Trustees of the British Museum. She was appointed to the Board of Directors of Fiat S.p.A. in April 2012 and became a member of the Board of Directors of FCA on October 12, 2014.

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Stephen M. Wolf (non-executive director) - Stephen M. Wolf served on the Board of Directors of FCA US from 2009 to 2014. Mr. Wolf served as Chairman of R. R. Donnelley & Sons Company, a full service provider of print and related services, from 2004 to 2013. He has served as the Managing Partner of Alpilles LLC since 2003. Previously, Mr. Wolf was Chairman of US Airways Group Inc. and US Airways Inc. He was Chairman and Chief Executive Officer of US Airways from 1996 until 1998. Prior to joining US Airways, Mr. Wolf had served since 1994 as Senior Advisor to the investment banking firm, Lazard Frères & Co. From 1987 to 1994, he served as Chairman and Chief Executive Officer of UAL Corporation and United Airlines Inc. Mr. Wolf’s career in the aviation industry began in 1966 with American Airlines, where he rose to the position of Vice President. He joined Pan American World Airways as a Senior Vice President in 1981 and became President and Chief Operating Officer of Continental Airlines in 1982. In 1984, Mr. Wolf became President and Chief Executive Officer of Republic Airlines, where he served until 1986, at which time he orchestrated the company’s merger with Northwest Airlines. Thereafter, Mr. Wolf served as Chairman and Chief Executive Officer of Tiger International, Inc. and The Flying Tiger Line, Inc. where he oversaw the sale of the company to Federal Express. Mr. Wolf serves as a member of the Board of Directors of Philip Morris International and as Chairman of the Advisory Board of Trilantic Capital Partners, previously Lehman Brothers Merchant Banking. Mr. Wolf previously served as Chairman of Lehman Brothers Private Equity Advisory Board. Mr. Wolf is an Honorary Trustee of The Brookings Institution. He holds a Bachelor of Arts degree in Sociology from San Francisco State University.

Mr. Wolf was appointed to the Board of Directors of FCA on October 12, 2014.

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Ermenegildo Zegna (non-executive director) - Ermenegildo Zegna has been Chief Executive Officer of the Ermenegildo Zegna Group since 1997, having served on the board since 1989. Previously, he held senior executive positions within the Zegna Group including the U.S., after a retail experience at Bloomingdale’s, New York. He is also a member of the International Advisory Board of IESE Business School of Navarra and he is board member of the Camera Nazionale della Moda Italiana and of the Council for the United States and Italy. In 2011, he was nominated Cavaliere del Lavoro by the President of the Italian Republic. Zegna is a vertically integrated company that covers sourcing wool at the markets of origin and apparel manufacturing with marketing right through directly operated stores. A graduate in economics from the University of London, Mr. Zegna also studied at the Harvard Business School. Mr. Zegna was appointed to the Board of Directors of FCA on October 12, 2014.

Board Regulations

On October 29, 2014, the Board of Directors adopted its regulations. Such regulations deal with matters that concern the Board of Directors and its committees internally.

The regulations contain provisions concerning the manner in which meetings of the Board of Directors are called and held, including the decision-making process. The regulations provide that meetings may be held by telephone conference or video-conference, provided that all participating Directors can follow the proceedings and participate in real time discussion of the items on the agenda.
The Board of Directors can only adopt valid resolutions when the majority of the Directors in office shall be present at the meeting or be represented thereat.
A Director may only be represented by another Director authorized in writing.
A Director may not act as a proxy for more than one other Director.
All resolutions shall be adopted by the favorable vote of the majority of the Directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each Director shall have one vote.

The Board of Directors shall be authorized to adopt resolutions without convening a meeting if all Directors shall have expressed their opinions in writing, unless one or more Directors shall object in writing against the resolution being adopted in this way prior to the adoption of the resolution.
The regulations are available on the Company’s website.

The Audit Committee

The Audit Committee is responsible for assisting and advising the Board of Directors’ oversight of: (i) the integrity of the Company’s financial statements, including any published interim reports; (ii) the Company’s policy on tax planning; (iii) the Company’s financing; (iv) the Company’s applications of information and communication technology; (v) the systems of internal controls that management and the Board of Directors have established; (vi) the Company’s compliance with legal and regulatory requirements; (vii) the Company’s compliance with recommendations and observations of internal and independent auditors; (viii) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest; (ix) the independent auditors’ qualifications, independence, remuneration and any non-audit services for the Company; (x) the performance of the Company’s internal auditors and of the independent auditors; (xi) risk management guidelines and policies; and (xii) the implementation and effectiveness of the Company’s ethics and compliance program.

As of the date of March 23, 2015, the Board of Directors appointed Mrs. Valerie Mars as additional member of the Audit Committee. Currently, the Audit Committee consists of Mr. Glenn Earle (Chairman), Mr. Thompson, Ms. Wheatcroft and Ms. Mars. The Audit Committee is elected by the Board of Directors and is comprised of at least three non-executive Directors. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company; (ii) to be “independent”, for purposes of NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code; and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined by the Sarbanes-Oxley Act and the rules of the U.S. Securities and Exchange Commission and best practice provision III.5.7 of the Dutch Corporate Governance Code. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the Company’s annual report. Unless decided otherwise by the Audit Committee, the independent auditors of the Company attend its meetings while the Chief Executive Officer and Chief Financial Officer are free to attend the meetings.
During 2016, ten meetings of the Audit Committee were held. The average attendance of its members at those meetings was 100 percent. The Committee reviewed the Group financial results on a quarterly basis with the assistance of the Group Chief Financial Officer and other company’s officers mainly from finance and legal departments, focusing on main business drivers in addition to key accounting and reporting matters. Independent Auditors attended all the meetings providing regular information to the Committee on their activity with specific focus on the areas of major audit risks such as the evaluation of assets and liabilities requiring management judgment. The Committee received updates on legal and compliance matters, with the Group General Counsel attending the Committee meetings. Internal Audit activity was reviewed on a regular basis with the Chief of the Group Audit attending all the meetings and discussing with the Committee the main findings and remediating actions. Internal control over financial reporting was part of these reviews as well. In line with the policy adopted by the Group, the Committee was regularly involved in the review and approval of transactions entered into with related parties.

The Compensation Committee

The Compensation Committee is responsible for, among other things, assisting and advising the Board of Directors in: (i) determining executive compensation consistent with the Company’s remuneration policy; (ii) reviewing and approving the remuneration structure for the executive Directors; (iii) administering equity incentive plans and deferred compensation benefit plans; and (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations thereon.

The Compensation Committee currently consists of Mr. Wolf (Chairman), Ms. Mars and Mr. Zegna. The Compensation Committee is elected by the Board of Directors and is comprised of at least three non-executive directors. Unless decided otherwise by the Compensation Committee, the Head of Human Resources of the Company attends its meetings.

During 2016, the Compensation Committee met twice with 100 percent attendance of its members at such meetings. The Committee reviewed the implementation of the Remuneration Policy and the Remuneration Report. Further details of the activities of the Compensation Committee are included in the Remuneration Report.

The Governance and Sustainability Committee

The Governance and Sustainability Committee is responsible for, among other things, assisting and advising the Board of Directors with: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as Directors; (ii) periodical assessment of the size and composition of the Board of Directors; (iii) periodical assessment of the performance of individual Directors and reporting on this to the Board of Directors; (iv) proposals for appointment of executive and non-executive Directors; (v) supervision of the selection criteria and appointment procedure for senior management; (vi) monitoring and evaluating reports on the Group’s sustainable development policies and practices, management standards, strategy, performance and governance globally; and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the annual Sustainability Report.

The Governance and Sustainability Committee currently consists of Mr. Elkann (Chairman), Ms. Wheatcroft and Ms. Simmons. The Governance and Sustainability Committee is elected by the Board of Directors and is comprised of at least three Directors. No more than two members may be non-independent, and at most one of the members may be an executive Director.
In addition, as described above, the charters of the Audit Committee, Compensation Committee and Governance and Sustainability Committee set forth independence requirements for their members for purposes of the Dutch Corporate Governance Code. Audit Committee members are also required to qualify as independent for purposes of NYSE rules and Rule 10A-3 of the Exchange Act.
During 2016, the Governance and Sustainability Committee had one meeting, and all of its members attended that meeting. The Committee reviewed the Board’s and Committee’s assessments, the Sustainability achievement and objectives, and the recommendations for Directors’ election.

Amount and Composition of the remuneration of the Board of Directors

Details of the remuneration of the Board of Directors and its committees are set forth under the section “Remuneration of Directors.”

Indemnification of Directors

The Company shall indemnify any and all of its Directors, officers, former Directors, former officers and any person who may have served at its request as a Director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director or officer of the Company, or of such other company, except in relation to matters as to which any such person shall be adjudged in such action, suit or proceeding to be liable for gross negligence or willful misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

Conflict of interest

A Director shall not participate in discussions and decision making of the Board of Directors with respect to a matter in relation to which he or she has a direct or indirect personal interest that is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”).

In addition, the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a Conflict of Interest of an individual Director in relation to a specific matter, that it is deemed in the best interest of a proper decision making process that such individual Director be excused from participation in the decision making process with respect to such matter even though such Director may not have an actual Conflict of Interest.
At least annually, each Director shall assess in good faith whether (i) he or she is independent under (A) best practice provision III.2.2. of the Dutch Corporate Governance Code, (B) the requirements of Rule 10A-3 under the Exchange

Act, and (C) Section 303A of the NYSE Listed Company Manual; and (ii) he or she would have a Conflict of Interest in connection with any transactions between the Company and a significant shareholder or related party of the Company, including affiliates of a significant shareholder (such conflict, a “Related-Party Conflict”), it being understood that currently Exor N.V. would be considered a significant shareholder.
The Directors shall inform the Board of Directors through the Senior Non-executive Director or the Secretary of the Board of Directors as to all material information regarding any circumstances or relationships that may impact their characterization as “independent,” or impact the assessment of their interests, including by responding promptly to the annual D&O questionnaires circulated by or on behalf of the Secretary that are designed to elicit relevant information regarding business and other relationships.
Based on each Director’s assessment described above, the Board of Directors shall make a determination at least annually regarding such Director’s independence and such Director’s Related-Party Conflict. These annual determinations shall be conclusive, absent a change in circumstances from those disclosed to the Board of Directors, that necessitates a change in such determination.

Loyalty Voting Structure

The Company implemented a loyalty voting structure, pursuant to which the former shareholders of Fiat S.p.A. were able to elect to receive one special voting share with a nominal value of €0.01 per share for each common share they were entitled to receive in the Merger, provided that they fulfilled the requirements described in the terms and conditions of the special voting shares. Such shareholders had their common shares registered in a separate register (the “Loyalty Register”) of the Company’s shareholders register. Following this registration, a corresponding number of special voting shares were allocated to the above-mentioned Shareholders. By signing an election form, whose execution was necessary to elect to receive special voting shares, shareholders also agreed to be bound by the terms and conditions thereof, including the transfer restrictions described below.

Following the completion of the Merger, new shareholders may at any time elect to participate in the loyalty voting structure by requesting that the Company registers all or some of their common shares in the Loyalty Register. If these common shares have been registered in the Loyalty Register (and thus blocked from trading in the regular trading system) for an uninterrupted period of three years in the name of the same shareholder, such shares become eligible to receive special voting shares (the “Qualifying Common Shares”) and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share. If at any time such common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder shall lose its entitlement to hold a corresponding number of special voting shares.
A holder of Qualifying Common Shares may at any time request the de-registration of some or all such shares from the Loyalty Register, which will allow such shareholder to freely trade its common shares. From the moment of such request, the holder of Qualifying Common Shares shall be considered to have waived her or his rights to cast any votes associated with such Qualifying Common Shares. Upon the de-registration from the Loyalty Register, the relevant shares will therefore cease to be Qualifying Common Shares. Any de-registration request would automatically trigger a mandatory transfer requirement pursuant to which the special voting shares will be acquired by the Company for no consideration (om niet) in accordance with the terms and conditions of the special voting shares.
The Company’s common shares are freely transferable. However, any transfer or disposal of the Company’s common shares with which special voting shares are associated would trigger the de-registration of such common shares from the Loyalty Register and the transfer of all relevant special voting shares to the Company. Special voting shares are not admitted to listing and are transferable only in very limited circumstances. In particular, no shareholder shall, directly or indirectly: (a) sell, dispose of or transfer any special voting share or otherwise grant any right or interest therein; or (b) create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any special voting share or any interest in any special voting share.
The purpose of the loyalty voting structure is to grant long-term shareholders an extra voting right by means of granting a special voting share (shareholders holding special voting shares are entitled to exercise one vote for each special voting share held and one vote for each common share held), without entitling such shareholders to any economic rights, other than those pertaining to the common shares. However, under Dutch law, the special voting shares cannot be excluded from economic entitlements. As a result, pursuant to the Articles of Association, holders of special voting shares are entitled to a minimum dividend, which is allocated to a separate special dividend reserve (the “Special Dividend Reserve”). A distribution from the Special Dividend Reserve or the (partial) release of the Special Dividend Reserve, will require a prior proposal from the board of directors and a subsequent resolution of the meeting of holders of special voting shares. The power to vote upon the distribution from the Special Dividend Reserve is the only power that is granted to that meeting, which can only be convened by the Board of Directors as it deems necessary. The special voting shares do not have any other economic entitlement.
Section 10 of the terms and conditions of the special voting shares include liquidated damages provisions intended to discourage any attempt by holders to violate the terms thereof. These liquidated damages provisions may be enforced by the Company by means of a legal action brought by the Company in the courts of the Netherlands. In particular, a violation of the provisions of the above-mentioned terms and condition concerning the transfer of special voting shares may lead to the imposition of liquidated damages.
Pursuant to Section 12 of the terms and conditions of the special voting shares, any amendment to the terms and conditions (other than merely technical, non-material amendments) may only be made with the approval of the shareholders at a general meeting of FCA shareholders.
A Shareholder must promptly notify the Company upon the occurrence of a change of control, which is defined in Article 1.1. of the Articles of Association as including any direct or indirect transfer, carried out through one or a series of related transactions, by a shareholder that is not an individual (natuurlijk persoon) as a result of which (i) a majority of the voting rights of such shareholder; (ii) the de facto ability to direct the casting of a majority of the votes exercisable at general meetings of FCA shareholders of such shareholder; and/or (iii) the ability to appoint or remove a majority of the directors, executive directors or board members or executive officers of such shareholder or to direct the casting of a majority or more of the voting rights at meetings of the board of directors, governing body or executive committee of such shareholder has been transferred to a new owner. No change of control shall be deemed to have occurred if (a) the transfer of ownership and/or control is an intragroup transfer under the same parent company; (b) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivo donation or other transfer to a spouse or a relative up to and including the fourth degree; or (c) the fair market value of the Qualifying Common Shares held by such shareholder represents less than twenty percent (20%) of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares held by such shareholder, in the sole judgment of the Company, are not otherwise material to the Transferred Group or the change of control transaction.
Article 1.1 of the Articles of Association defines “Transferred Group” as comprising the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction, as such term is defined in the above mentioned Article of the Articles of Association. A change of control will trigger the de-registration of the relevant Qualifying Common Shares from the Loyalty Register and the suspension of the special voting rights attached to the Qualifying Common Shares.
If the Company was to be dissolved and liquidated, after all the debts of the Company have been paid, any remaining balances would be distributed in the following order of priority: (i) first, to satisfy the aggregate balance of share premium reserves and other reserves than the Special Dividend Reserve to the holders of common shares in proportion to the aggregate nominal value of the common shares held by each of them; (ii) second, an amount equal to the aggregate amount of the nominal value of the common shares to the holders thereof in proportion to the aggregate nominal value of the common shares held by each of them; (iii) third, an amount equal to the aggregate amount of the special voting shares dividend reserve to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and (iv) fourth, the aggregate amount of the nominal value of the special voting shares to the holders thereof in proportion to the aggregate nominal value of the special voting shares held by each of them.

General Meeting of Shareholders

At least one general meeting of FCA shareholders shall be held every year, which meeting shall be held within six months after the close of the financial year.

Furthermore, general meetings of FCA shareholders shall be held in the case referred to in Section 2:108a of the Dutch Civil Code as often as the Board of Directors, the Chairman or the Chief Executive Officer deems it necessary to hold them or as otherwise required by Dutch law, without prejudice to what has been provided in the next paragraph hereof.
Shareholders solely or jointly representing at least ten percent (10%) of the issued share capital may request the Board of Directors, in writing, to call a general meeting of FCA shareholders, stating the matters to be dealt with.
If the Board of Directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of FCA shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he is not satisfied that the applicants have previously requested the Board of Directors in writing, stating the exact subjects to be discussed, to convene a general meeting of FCA shareholders.
General meetings of FCA shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands, and shall be called by the Board of Directors, the Chairman or the Chief Executive Officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the forty-second day prior to the day of the meeting.
All convocations of general meetings of FCA shareholders and all announcements, notifications and communications to shareholders shall be made by means of an announcement on the Company’s corporate website and such announcement shall remain accessible until the relevant general meeting of FCA shareholders. Any communication to be addressed to the general meeting of FCA shareholders by virtue of Dutch law or the Articles of Association, may be either included in the notice, referred to in the preceding sentence or, to the extent provided for in such notice, on the Company’s corporate website and/or in a document made available for inspection at the office of the Company and such other place(s) as the Board of Directors shall determine.
Convocations of general meetings of FCA shareholders may be sent to shareholders through the use of an electronic means of communication to the address provided by such Shareholders to the Company for this purpose.
The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other data required by law.
An item proposed in writing by such number of Shareholders who, by Dutch law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the Company has received the relevant request, including the reasons for putting the relevant item on the agenda, no later than the sixtieth day before the day of the meeting.
The agenda of the annual general meeting of FCA shareholders shall contain, inter alia, the following items:

a)	adoption of the annual accounts;

b)	the implementation of the remuneration policy;

c)	the policy of the Company on additions to reserves and on dividends, if any;

d)	granting of discharge to the Directors in respect of the performance of their duties in the relevant financial year;

e)	the appointment of Directors;

f)	if applicable, the proposal to pay a dividend;

g)	if applicable, discussion of any substantial change in the corporate governance structure of the Company; and

h)	any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of applicable Dutch law.

The Board of Directors shall provide the general meeting of FCA shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the Board of Directors invokes an overriding interest, it must give reasons.
When convening a general meeting of FCA shareholders, the Board of Directors shall determine that, for the purpose of Article 19 and Article 20 of the Articles of Association, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth day prior to the day of the meeting (the “Record Date”) and are registered as such in a register to be designated by the Board of Directors for such purpose, irrespective whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.
The general meeting of FCA shareholders shall be presided over by the Chairman or, in his absence, by the person chosen by the Board of Directors to act as chairman for such meeting.
One of the persons present designated for that purpose by the chairman of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairman of the meeting and the secretary and signed by them in witness thereof.
The minutes of the general meeting of FCA shareholders shall be made available, on request, to the shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner as described in the preceding paragraph.

If an official notarial record is made of the business transacted at the meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary.
As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, the shareholders entitled to attend the meeting shall be obliged to inform the Board of Directors in writing within the time frame mentioned in the convening notice. At the latest this notice must be received by the Board of Directors on the day mentioned in the convening notice.
Shareholders and those permitted by Dutch law to attend the general meetings of FCA shareholders may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the Company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meetings. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The Board of Directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting.
The Company is exempt from the proxy rules under the U.S. Securities Exchange Act of 1934, as amended.
The chairman of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.
For each general meeting of FCA shareholders, the Board of Directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The Board of Directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the Board of Directors may for each general meeting of FCA shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the Board of Directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.
Prior to being allowed admittance to a meeting, a shareholder and each person entitled to attend the meeting, or its attorney, shall sign an attendance list, while stating his name and, to the extent applicable, the number of votes to which he is entitled. Each shareholder and other person attending a meeting by the use of electronic means of communication and identified in accordance with the above shall be registered on the attendance list by the Board of Directors. In the event that it concerns an attorney of a shareholder or another person entitled to attend the meeting, the name(s) of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.
The chairman of the meeting may determine the time for which shareholders and others entitled to attend the general meeting of FCA shareholders may speak if he considers this desirable with a view to the orderly conduct of the meeting as well as other procedures that the chairman considers desirable for the efficient and orderly conduct of the business of the meeting.
Every share (whether common or special voting) shall confer the right to cast one vote.
Shares in respect of which Dutch law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital present or represented.
All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified herein.
Blank votes shall not be counted as votes cast.
All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.
Voting by acclamation shall be permitted if none of the shareholders present or represented objects.
No voting rights shall be exercised in the general meeting of FCA shareholders for shares owned by the Company or by a subsidiary of the Company. Pledgees and usufructuaries of shares owned by the Company and its subsidiaries shall however not be excluded from exercising their voting rights, if the right of pledge or usufruct was created before the shares were owned by the Company or a subsidiary. Neither the Company nor any of its subsidiaries may exercise voting rights for shares in respect of which it holds a right of pledge or usufruct.
Without prejudice to the Articles of Association, the Company shall determine for each resolution passed:

a.	the number of shares on which valid votes have been cast;

b.	the percentage that the number of shares as referred to under a. represents in the issued share capital;

c.	the aggregate number of votes validly cast; and

d.	the aggregate number of votes cast in favor of and against a resolution, as well as the number of abstentions.

Issuance of shares

The general meeting of FCA shareholders or alternatively the Board of Directors, if it has been designated to do so at the general meeting of FCA shareholders, shall have authority to resolve on any issuance of shares and rights to subscribe for shares. The general meeting of FCA shareholders shall, for as long as any such designation of the Board of Directors for this purpose is in force, no longer have authority to decide on the issuance of shares and rights to subscribe for shares.

For a period of five years from October 12, 2014, the Board of Directors has been irrevocably authorized to issue shares and rights to subscribe for shares up to the maximum aggregate amount of shares as provided for in the company’s authorized share capital as set out in Article 4.1 of the Articles of Association, as amended from time to time.
The general meeting of FCA shareholders or the Board of Directors if so designated in accordance with the Articles of Association, shall decide on the price and the further terms and conditions of issuance, with due observance of what has been provided in relation thereto in Dutch law and the Articles of Association.
If the Board of Directors is designated to have authority to decide on the issuance of shares or rights to subscribe for shares, such designation shall specify the class of shares and the maximum number of shares or rights to subscribe for shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.
Payment for shares shall be made in cash unless another form of consideration has been agreed. Payment in a currency other than euro may only be made with the consent of the Company.
The Board of Directors has also been designated as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority of the Board of Directors to issue common shares and grant rights to subscribe for common shares as referred to above.
In the event of an issuance of common shares every holder of common shares shall have a right of pre-emption with regard to the common shares or rights to subscribe for common shares to be issued in proportion to the aggregate nominal value of his common shares, provided however that no such right of pre-emption shall exist in respect of shares or rights to subscribe for common shares to be issued to employees of the Company or of a group company pursuant to any option plan of the Company.
A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.
In the event of an issuance of special voting shares to qualifying shareholders, shareholders shall not have any right of pre-emption.
The general meeting of FCA shareholders or the Board of Directors, as the case may be, shall decide when passing the resolution to issue shares or rights to subscribe for shares in which manner the shares shall be issued and, to the extent that rights of pre-emption apply, within what period those rights may be exercised.

Corporate Offices and Home Member State

The Company is incorporated under the laws of the Netherlands. It has its corporate seat in Amsterdam, the Netherlands, and the place of effective management of the Company is in the United Kingdom.

The business address of the Board of Directors and the senior managers is 25 St. James’s Street, SW1A1HA London, United Kingdom.

The Company is registered at the Dutch trade register under number 60372958 and at the Companies House in the United Kingdom under file number FC031853.
The Netherlands is FCA’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended).

Principal Characteristics of the Internal Control System and Internal Control over Financial Reporting

The Company has designed a system of internal control over financial reporting based on the model provided in the COSO Framework for Internal Controls, according to which the internal control system is defined as a set of rules, procedures and tools designed to provide reasonable assurance of the achievement of corporate objectives. In relation to the financial reporting process, reliability, accuracy, completeness and timeliness of the information contribute to the achievement of such corporate objectives. A periodic evaluation of the system of internal control over financial reporting is designed to provide reasonable assurance regarding the overall effectiveness of the components of the COSO Framework (control environment, risk assessment, control activities, information and communication, and monitoring) in achieving those objectives.
The approach adopted by the Company for the evaluation, monitoring and continuous updating of the system of internal control over financial reporting, is based on a ‘top-down, risk-based’ process consistent with the COSO Framework. This enables focus on areas of higher risk and/or materiality, where there is risk of significant errors, including those attributable to fraud, in the elements of the financial statements and related documents. The key components of the process are:

•	identification and evaluation of the source and probability of material errors in elements of financial reporting;

•	assessment of the adequacy of key controls in preventing or detecting potential misstatements in elements of financial reporting; and

•	verification of the operating effectiveness of controls based on the assessment of the risk of misstatement in financial reporting, with testing focused on areas of higher risk.
Code of Conduct

The Company and all its subsidiaries refer to the principles contained in the FCA code of conduct (the “Code of Conduct”) approved by the Board of Directors of FCA on April 29, 2015.
The Code applies to all board members and officers of FCA and its subsidiaries, as well as full-time and part-time employees of the FCA and any of its subsidiaries. The Code also applies to all temporary, contract and all other individuals and companies that act on behalf of FCA, wherever they are located in the world.
The Code of Conduct represents a set of values recognized, adhered to and promoted by the Group which understands that conduct based on the principles of diligence, integrity and fairness is an important driver of social and economic development.
The Code of Conduct is a pillar of the integrity system which regulates the decision-making processes and operating approach of the Group and its employees in the interests of stakeholders. The Code of Conduct amplifies aspects of conduct related to the economic, social and environmental dimensions, underscoring the importance of dialog with stakeholders. Explicit reference is made to the UN’s Universal Declaration on Human Rights, the principal Conventions of the International Labor Organisation (“ILO”), the OECD Guidelines for Multinational Enterprises, the U.S. Foreign Corrupt Practices Act (“FCPA”) and United Kingdom Bribery Act (“UKBA”). The FCA Group has specific Guidelines relating to: the Environment, Health and Safety, Business Ethics and Anti-corruption, Suppliers, Human Resource Management, Respect of Human Rights, Conflicts of Interest, Community Investment, Data Privacy, Use of IT and Communications Equipment, Antitrust and Export controls.
The FCA Group shall use its best efforts to ensure that the Code is regarded as a best practice of business conduct and observed by those third parties with whom it maintains business relationships of a lasting nature such as suppliers, dealers, advisors and agents. In fact, Group contracts worldwide include specific clauses relating to recognition and adherence to the principles underlying the Code of Conduct, as well as compliance with local regulations, particularly those related to corruption, money-laundering, terrorism and other crimes constituting liability for legal persons.
The Code of Conduct is available on the Governance section of the Group’s website.

Insider Trading Policy

On October 10, 2014, the Fiat Investments‘s Board of Directors adopted an insider trading policy setting forth guidelines and recommendations to all Directors, officers and employees of the Group with respect to transactions in the

Company’s securities. This policy, which also applies to immediate family members and members of the households of persons covered by the policy, is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s for integrity and ethical conduct. This policy was amended by the Board of Directors of FCA on July 28, 2016 following the new applicable law concerning market abuse and, in particular, Regulation (EU) 596/2014 of the European Parliament and Council of April 16, 2014 on market abuse (the “MAR Regulation”) and its implementing regulations.

Sustainability Practices

The Group is committed to operating in an environmentally and socially-responsible manner.
The Governance and Sustainability Committee is assigned responsibility for strategic oversight of sustainability-related issues and reviews the annual Sustainability Report. The GEC defines the strategic approach, evaluates the alignment of the sustainability targets with business objectives and is regularly updated on the Group’s sustainability performance.

The sustainability team, with members located in Italy, Brazil, China and the U.S., plays a central role in promoting a culture of sustainability within the Group and among its various stakeholders. The team facilitates the process of continuous improvement, contributing indirectly to risk management, cost optimization, stakeholder engagement and enhancement of the Company’s reputation.

FCA has guidelines related to sustainable management of business processes aimed at ensuring the Group’s activities are conducted in a consistent and responsible manner. The Group also develops targets to drive improvement in the Group's sustainable performance. Target results indicate annual progress on existing and new commitments, as well as actions to be implemented to fulfill these commitments.

Targets results are reported in the Sustainability Report, which is prepared voluntarily, applying the Global Reporting Inititative's G4 framework (“GRI G4”) comprehensive approach, while also taking into account the principles and content of the International Integrated Reporting Framework.
The Company’s sustainability model results in a variety of initiatives related to good corporate governance; environmentally responsible products, plants and processes; a healthy, safe and inclusive work environment; and constructive relationships with local communities and business partners, as these are the milestones along the Group’s path of continual improvement oriented to long-term value creation.
Over the years, the Group has placed particular emphasis on the reduction of polluting emissions, fuel consumption and greenhouse gas emissions in:

▪
engines, by developing increasingly efficient technologies for conventional engines, expanding the use of alternative fuels (such as natural gas and biofuels), and developing alternative propulsion systems (such as hybrid or electric solutions), based on the specific energy needs and fuel availability of the various countries:

▪	production plants, by cutting energy consumption levels and promoting the use of renewable energy;

▪	transport activities, by increasing low-emission transport and involving our employees to reduce their commuting emissions;

▪	supplier activities, by promoting environmental responsibility and spreading the principles and culture of World Class Manufacturing;

▪	eco-responsible driving behavior, by providing dealers and customers with information and training on vehicle use and maintenance.

Compliance with Dutch Corporate Governance Code

While the Company endorses the principles and best practice provisions of the Dutch Corporate Governance Code, its current corporate governance structure applies as follows the following best practice provisions:

•
As far the provisions of paragraph II.1.8 regarding the limitation of positions of directors is concerned, the Company endorses that a proper performance by its Directors of their duties is assured. Given the historical affiliation between the Company, Exor, CNHI and Ferrari N.V., the Company values the current connection between those companies through the combined positions of Mr Elkann, who serves on the board of directors of Ferrari and Exor N.V. and who served on the board of CNHI until April 2016 and Mr Marchionne, who serves on CNHI’s, Exor's and Ferrari’s boards of directors and therefore does not apply those provisions.

•
The Company applies the best practice provisions in the paragraphs II.2.4 and II.2.5 of the Dutch Corporate Governance Code. However, prior to the Merger Fiat S.p.A. implemented the 2012 Long Term incentive Plan (the “Plan”). Pursuant to the Plan, options and stock grants (the “Equity Rights”) related to Fiat S.p.A. were granted by Fiat S.p.A. to eligible persons prior to the Merger. The Plan provides that such Equity Rights may be exercised within one year after the date of granting. Due to the Merger, the Equity Rights related to Fiat S.p.A. that were already granted by Fiat S.p.A. pursuant to the Plan (and that are considered acquired rights) had to be converted into comparable Equity Rights relating to the Company. In order to achieve this, the Company has granted (rights to acquire) common shares in the capital of the Company under the Plan under the same terms as apply to the corresponding Equity Rights related to Fiat S.p.A., including in respect of the term for exercising the Equity Rights.

•
Pursuant to the provisions of the paragraphs II.3.3 and III.6.2, a Director may not take part in any discussion or decision-making that involves a subject or transaction in relation to which he or she may appear to have a conflict of interest with the Company. However, the definition of conflict of interest as referred to in the Dutch Civil Code refers to an actual conflict of interest and as such the regulations of the Board of Directors are geared towards an actual conflict of interest and do not include the reference to the appearance of a conflict of interest. Nevertheless, these regulations stipulate that the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a conflict of interest of an individual Director in relation to a specific matter, that it is deemed in the best interest of proper decision making process that such individual Director be recused from participation in the decision making process with respect to such matter even though such Director may not have an actual conflict of interest.

•
The Company does not have a retirement schedule as referred to in paragraph III.3.6 of the Dutch Corporate Governance Code, because pursuant to the Articles of Association the term of office of Directors is approximately one year, such period expiring on the day the first annual general meeting of FCA shareholders is held in the following calendar year. This approach is in line with the general practice for companies listed in the U.S. As the Company is listed at NYSE, the Company also relies on certain US governance policies, one of which is the reappointment of our directors at each annual general meeting of FCA shareholders.

•
The Governance and Sustainability Committee currently has only one non-independent member as required by paragraph III.5.1. of the Code and although the committee charter allows for the Governance and Sustainability Committee to have no more than two non-independent members, at the moment the Company does not intend to make use of this possibility. Mr John Elkann, being an executive Director, has a position on the Governance and Sustainability Committee to which paragraph III.8.3 of the Dutch Corporate Governance Code applies. The position of Mr. Elkann as executive Director in this committee inter alia follows from the duties of the governance and sustainability committee, which are more extensive than the duties of a selection and appointment committee and include duties that warrant participation of an executive Director.

•
The Dutch Corporate Governance Code provisions primarily refer to companies with a two-tier board structure (consisting of a management board and a separate supervisory board), while the Company has implemented a one-tier board. The best practices reflected in the Dutch Corporate Governance Code for supervisory board members apply by analogy to non-executive directors. Unlike supervisory board members of companies with a two-tier board to which provision III.7.1 of the Dutch Corporate Governance Code applies, non-executive directors of the Company also have certain management tasks. In view hereof, non-executive directors have the opportunity to elect whether (part of) their annual retainer fee will be made in common shares of the Company.

RISK MANAGEMENT

Our Approach

Risk management is an important business driver and is integral to the achievement of the Group’s long-term business plan. We take an integrated approach to risk management, where risk and opportunity assessment are at the core of the leadership team agenda. Our success as an organization depends on our ability to identify and capitalize on the opportunities generated by our business and the markets in which we compete. By managing the associated risks, we achieve the proper balance between growth and return goals and related risks, allowing us to strive to secure performance and profitability targets as well as enhance stakeholder value.

Risk Management Framework
The Group’s risk management framework (the “Framework”) is based on the COSO Framework (Committee of Sponsoring Organizations of the Treadway Commission Report - Enterprise Risk Management model) and the principles of the Dutch Corporate Governance Code. The Framework consists of a set of policies, procedures and organizational structures aimed at identifying, measuring, managing and monitoring the principal risks to which the Company is exposed. The Framework is integrated within the Company’s organization and corporate governance and supports the protection of corporate assets, the efficiency and effectiveness of business processes, the reliability of financial information and compliance with laws and regulations.

The Framework consists of the following three levels of oversight:
Level 1: operating areas, which identify and assess risks as well as establish specific actions for management of risks
Level 2: specific departments responsible for risk control, which define methodologies and tools for both monitoring and managing the Company’s risks
Level 3: enterprise risk management (“ERM”) functions, which facilitate the monitoring of our risks and manage discussions of our risks at the Group level
In addition to the three levels of control, the results of the COSO process are part of the risk assessment of Group Internal Audit in defining its audit plan and accordingly, specific audits are planned for global enterprise risk management significant risks.

Appetite for Significant Risk

We align our risk appetite to our business plan as presented in May 2014 (updated January 2016). Risk boundaries are set through our strategy, Code of Conduct, budgets and policies. We have established Risk Management Committees, which are responsible for supporting risk governance and utilizing the operational focus of our existing Product (Global and Regional) and Commercial Committees. The Product Committee oversees capital investment, engineering and product development, while the Commercial Committee oversees matters related to sales and marketing. Both committees include executive managers from each of the Companies’ brands, all of whom also have separate functional responsibilities across all the brands. We also leverage the strategic focus of our GEC, Board of Directors (through the Audit Committee), CEO and CFO. Our risk appetite differs by risk category as shown below.

Risk category	Category description	Risk appetite
Strategic	Risk that may arise from the pursuit of FCA’s business plan, from strategic changes in the business environment, and/or from adverse strategic business decisions.	We are prepared to take risks in a responsible way that takes our stakeholders’ interests into account and are consistent with our five-year business plan.
Operational	Risk relating to inadequate or failed internal processes, people and systems or external events (including legal and reputational risks).	We look to mitigate operational risks to the maximum extent based on cost/benefit considerations.
Financial	Risk relating to uncertainty of return and the potential for financial loss due to financial structure, cash flows, impairment risk and financial instruments.	We seek capital market and other transactions to deleverage and strengthen our balance sheet, allowing us to unlock value and manage our operations on a consolidated global basis.
Compliance	Risk of non-compliance with relevant regulations and laws, internal policies and procedures.
We hold ourselves, as well as our employees, responsible for acting with honesty, integrity and respect, including complying with our Code of Conduct, applicable laws and regulations everywhere we do business.

Significant risks identified and control measures taken

On an annual basis, an enterprise risk assessment is performed, beginning with our operating segments. Risks identified to have high or medium-high levels of potential impact on our organization and to which we have a high or medium-high level of vulnerability based on the mitigating factors within our Group are considered significant risks. Results of the assessment are consolidated into a Group report for review and validation with the Group CFO. In addition, risk dashboards are created for the most significant risks to the Group in order to monitor risk indicators as well as current and mitigation efforts.

Each key global focus risk has been classified by the COSO risk categories and corresponding risk factors have been assigned. Control measures and mitigating actions are subsequently defined for each identified risk. The risk factors, control measures and mitigating actions presented below are not all-inclusive. The sequence in which these risks and mitigating actions are presented does not reflect any order or importance, likelihood or materiality. For further information regarding the risks we face, refer to the section —Risks Factors elsewhere in this report.

Risk Category	Key Global Risk Description	Risk Factor	Control / Mitigating Actions
Compliance	Regulatory Compliance Our ability to manage the impact of regulatory compliance with vehicle fuel economy (“FE”), greenhouse gas (“GHG”) and zero emission vehicle (“ZEV”) requirements.
Laws, regulations and governmental policies, including those regarding increased fuel economy requirements and reduced greenhouse gas emissions, have a significant effect on how we do business and may adversely affect our results of operations.

Group Product Committee (“GPC”) manages approval for investments in FE/ GHG/ZEV related compliance.

Established central coordination and oversight of internal checks and conformity activities under senior management during 2016 to substantially reduce the risk of non-compliance events and promote uniformity of approach in all our operating regions.

Compliance / Operational	Product Quality and Customer Satisfaction Our ability to produce vehicles to meet product quality standards, gain market acceptance and satisfy customer expectations.
Product recalls and warranty obligations may result in direct costs, and any resulting loss of vehicle sales could have material adverse effects on our business.
Our future performance depends on our ability to enrich our product portfolio and offer innovative products.
A disruption or security breach in our information technology systems could disrupt our business and adversely impact our ability to compete.

Quality and customer satisfaction performance improvement metrics monitored at Committee meetings.

Global Cybersecurity Plan implemented in 2016 to improve security of connected systems in our vehicles and add security to safety-critical modules.

Operational
Talent Management
Our ability to effectively attract, retain and develop personnel globally to meet current and future needs, including risks to the ability to maintain sufficient and effective bench strength in key positions and properly plan and prepare for changes in key management.
		Our success largely depends on the ability of our current management team to operate and manage effectively.	Attrition, hiring and staffing metrics are monitored on a regional/sector basis. Assessment of bench strength for key positions and succession planning is managed at the Group level.
Strategic / Financial
Commercial and Industrial Policies
Our ability to manage product positioning strategy (competitive pricing consistent with margin targets, discount levels, etc.) as well as cost factors consistent with competitors’ achievements and internal targets.

We face risks associated with increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles.
Our ability to achieve cost reductions and to realize production efficiencies is critical to maintaining our competitiveness and long-term profitability.
The automotive industry is highly competitive and cyclical and we may suffer from those factors more than some of our competitors.

Control of costs and margins monitored as part of our budget and forecasting process, which is reviewed periodically throughout the year by the GEC.

Metrics related to global standardization of components to drive less complexity and overall savings.

Sales and marketing (including pricing) is monitored monthly by the Commercial Committee.

Risk Category	Key Global Risk Description	Risk Factor	Control / Mitigating Actions
Strategic / Financial
Product Portfolio and Product Lifecycle
Non or delayed renewal of models (e.g., restyling, upgrading of technological content, adaptation to regulatory requirements) due to delays in the development process or launch of new products resulting in a drop in revenues/loss of competitiveness in a specific business/segment.

If our vehicle shipment volumes deteriorate, particularly shipments of our pickup trucks and larger sport utility vehicles in the U.S. retail market, our results of operations and financial condition will suffer.

We may be unsuccessful in efforts to expand the international reach of some of our brands that we believe have global appeal and reach.
Labor laws and collective bargaining agreements with our labor unions could impact our ability to increase the efficiency of our operations.
Technical, timing and cost commitments (amongst other factors) for new vehicles are monitored by individual program at both Regional and Group Product Committees.

Control measures and comprehensive mitigation actions listed above for key global risks were monitored throughout the year by the Risk Management Committees in our regions and business sectors to ensure that these are relevant and sufficient. As needed, control measures and mitigation actions are enhanced to ensure risks are appropriately addressed. We believe this approach allows us to address risk on a timely basis and ensure effectiveness of the control measures taken.

Risks and uncertainties having a major impact in the past financial year

Regulatory Compliance

Government and regulatory scrutiny of the automotive industry has also continued to intensify during the course of 2016, and is expected to remain high, particularly in light of recent regulatory actions related to diesel emissions involving a number of automakers. We have received inquiries from several regulatory authorities as they examine the on-road tailpipe emissions of several automakers’ vehicles. We are, when jurisdictionally appropriate, cooperating with inquiries from several member state agencies.

We are currently unable to predict the outcome of any proceeding or investigation arising out of the NOVs or any related proceedings or investigation nor can we estimate a range of reasonably possible losses for the lawsuits and investigations because these matters involve significant uncertainties at these stages. Such investigations could result in the imposition of damages, fines or civil and criminal penalties. It is possible that the resolution of these matters may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and could have a material adverse effect on our business, financial condition and results of operations.

Product Quality and Customer Satisfaction
We, and the U.S. automotive industry in general, have experienced a significant increase in recall activity to address performance, compliance or safety-related issues. Our recent costs to recall vehicles have been significant and typically include the cost of replacement parts and labor to remove and replace parts. These costs substantially depend on the nature of the remedy and the number of vehicles affected, and may arise many years after a vehicle's sale. Product recalls may also harm our reputation, force us to halt the sale of certain vehicles and may cause consumers to question the safety or reliability of our products. Given the sustained high levels in both the cost and frequency of recall campaigns and intense regulatory activity across the automotive industry, ongoing compliance costs are expected to remain high.
Compliance with U.S. regulatory requirements for product recalls has also received heightened scrutiny. In connection with the failure in three specified campaigns to provide an effective adequate remedy, and noncompliance with various reporting requirements under the National Traffic and Motor Vehicle Safety Act of 1966 and the TREAD Act, FCA US entered into a Consent Order with NHTSA in 2015 to pay substantial civil penalties and to engage an independent monitor to review and assess FCA US's compliance with its obligations under the Consent Order. FCA US is obligated to remedy the defects in the vehicles subject to the recalls cited in the Consent Order, and in certain instances, FCA US has been required to buy back vehicles as an additional alternative to a repair remedy. Failure to comply with the terms of the Consent Order may result in additional fines and penalties much of which have been deferred pending the independent monitor's and NHTSA's ongoing assessment of FCA US's compliance with terms of the Consent Order. Further, the monitor's term will continue for the duration of the Consent Order. There can be no assurance that we will not be subject to additional regulatory inquiries and consequences in the future.

Impact on results and financial position if risks materialize
In order to comply with government regulations related to fuel economy and emissions standards, we must devote significant financial and management resources, as well as vehicle engineering and design attention, to these legal requirements. We expect the number and scope of these regulatory requirements, along with the costs associated with compliance, to increase significantly in the future, and these costs could be difficult to pass through to consumers. For example, in December 2016, the U.S. Department of Transportation announced an increase in the penalty for noncompliance with fuel economy requirements, beginning with model year 2019 vehicles that are more than two and a half times the current penalty. This trend will have a material impact on our existing regulatory planning strategy, may affect the powertrain mix in the vehicles we produce and sell and could have a material adverse impact on our financial condition and results of operations.
In addition, any costs incurred, or lost vehicle sales, resulting from product recalls could materially adversely affect our financial condition and results of operations. Moreover, if we face consumer complaints, or we receive information from vehicle rating services that calls into question the safety or reliability of one of our vehicles and we do not issue a recall, or if we do not do so on a timely basis, our reputation may also be harmed and we may lose future vehicle sales. We are also obligated under the terms of our warranty agreements to make repairs or replace parts in our vehicles at our expense for a specified period of time. Therefore, any failure rate that exceeds our assumptions could have a material adverse effect on our business, financial condition and results of operations.
Our vehicles, as well as vehicles manufactured by other original OEMs, contain interconnected and increasingly complex systems that control various vehicle processes including engine, transmission, safety, steering, brakes, window and door lock functions. Such internal and vehicle systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, and a range of other hardware, software and network problems. These systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency. A significant malfunction, disruption or security breach compromising the electronic control systems contained in our vehicles could damage our reputation, expose us to significant liability and could have a material adverse effect on our business, financial condition and results of operations.

Current or planned improvements in the overall risk management system
We have completed the global implementation of our ERM program by operating segment, combining our existing activities with an increased visibility to key risks. As we continued to mature, we identified a need to enhance our risk governance and oversight and apply a common approach to risk across all regions and sectors. As such, we are implementing a Global Risk Management Committee, allowing for comprehensive, Group-focused risk discussions and decision-making. We have also engaged the business in key risk areas to benchmark our processes with peer companies and explore opportunities for improvement. As part of this new process, we have selected a key focus risk from the enterprise risk assessment to analyze the ERM framework in terms of tools and methodology (categorization, evaluation, and prioritization) and framework (risk governance, risk treatment, risk monitoring, risk reporting, etc.). Our goal is to improve the definition of a key risk indicator in order to monitor risks in a more predictive way and evaluate remediation plans. Upon completion, we will evaluate the results of this new process for benefits and opportunity to expand the scope to include other risks. We believe this dynamic approach will help us achieve the proper balance between caution and risk taking at the Group level.
In addition, a global ERM training program was implemented in 2016 to improve the communication of the risk management culture throughout the organization, including the communication of risk appetite and risk tolerances. As we continue to develop a robust Group ERM program, we will strive to identify best practices, refine key risk indicators identified for the significant risks facing our organization and refine our processes to identify and escalate risk developments.

IN CONTROL STATEMENT
Internal Control System
The Board of Directors is responsible for designing, implementing and maintaining internal controls, including proper accounting records and other management information suitable for running the business.
The principal characteristics of the Internal Control System and Internal Control over Financial Reporting adopted by the Company are described in the specific paragraph mentioned above.
Based on the assessment performed, the Board of Directors concluded that, as of December 31, 2016, the Group’s and the Company’s Internal Control over Financial Reporting is considered effective.

February 28, 2017

John Elkann
Chairman
Sergio Marchionne
Chief Executive Officer

RESPONSIBILITIES IN RESPECT TO THE ANNUAL REPORT
The Board of Directors is responsible for preparing the Annual Report, inclusive of the Consolidated and Statutory Financial Statements and Report on Operations, in accordance with Dutch law and International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union (EU-IFRS).
In accordance with Section 5:25c, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss for the year of the Company and its subsidiaries and that the Report on Operations provides a true and a fair view of the performance of the business during the financial year and the position at balance sheet date of the Company and its subsidiaries, together with a description of the principal risks and uncertainties that the Company and the Group face.
February 28, 2017

The Board of Directors
John Elkann
Sergio Marchionne
Andrea Agnelli
Tiberto Brandolini d’Adda
Glenn Earle
Valerie Mars
Ruth J. Simmons
Ronald L. Thompson
Patience Wheatcroft
Stephen M. Wolf
Ermenegildo Zegna

A RESPONSIBLE COMPANY 1
SUSTAINABILITY GOVERNANCE AND COMMITMENT TO STAKEHOLDERS

All areas of the Group have a role in addressing the goals and challenges of sustainability. The FCA sustainability management process is based on a model of shared responsibility that begins with the top level of management and involves every area and function within the organization.
Several entities within the organization are responsible for directing and coordinating sustainability activities across the Group’s businesses.
Operating responsibly requires ongoing engagement with stakeholders at the local and global levels. FCA has a target to expand and innovate the sustainability dialogue with stakeholders.
Over time, our engagement has evolved and we have developed a variety of channels to communicate with each type of stakeholder.
In 2016, FCA engaged with both internal and external stakeholders worldwide on sustainability topics through an online survey and through engagement events and workshops. This dialogue deepens the understanding of region-specific differences and contributes to new insights for FCA’s sustainability initiatives and approach.
The data reported in this section is also included in the FCA 2016 Sustainability Report, that is submitted for assurance by Deloitte & Touche S.p.A. The scope, methodology, limitations and conclusions of the assurance engagement are provided in the Independent Auditors’ Report published in the FCA 2016 Sustainability Report.

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(1) 2016 data does not include Ferrari as spin-off of Ferrari from the Group was completed in January 2016; Data for prior periods also does not include Ferrari, consistent with Ferrari's classification as a discontinued operation for the year ended December 31, 2015.

MATERIALITY ANALYSIS

FCA’s sustainability efforts address topics that have been identified through our stakeholder engagement, as well as through analysis of strategic priorities, corporate values, competitive activities and social expectations. The topics that have been determined to be material in accordance with the Global Reporting Initiative’s G4 framework (“GRI G4”) are indicated on the diagram below. The GRI defines material aspects as “those that reflect the organization’s significant economic, environmental and social impacts; or substantively influence the assessments and decisions of stakeholders.”

RESEARCH AND INNOVATION

We focus our research efforts on two areas aimed at improving efficiency and reducing fuel consumption and emissions: vehicle energy demand (including weight, aerodynamics, drag, rolling resistance, heating, air-conditioning and auxiliaries) and powertrain technologies (engines, transmissions, axles and drivelines, hybrid and electric propulsion and alternative fuels).
Vehicle Energy Demand
Our research focuses on reducing weight, aerodynamic drag, tire rolling resistance and driveline losses. We also continue to research conventional and hybrid vehicle applications aimed at improving recuperation of kinetic energy and re-use of thermal energy to reduce overall energy consumption and CO2 emissions.
Since 2008, we have progressively introduced engine stop-start (“ESS”), high-efficiency alternators and smart charging technology in order to further reduce fuel consumption. ESS technology turns off the engine and fuel flow automatically when the vehicle comes to a halt and re-starts the engine upon the driver disengaging the brake. All regions are implementing ESS applications. In particular, the adoption of ESS in the EMEA region has been extended to the entire vehicle range in order to improve average CO2 emissions. Smart charging technology allows for the optimization of electric generation while recovering kinetic energy. These technologies are now widely employed in the Fiat, Alfa Romeo and Lancia models, and have been adopted in certain Jeep, Dodge, Ram and Chrysler brand vehicles.
We have also introduced active aerodynamic devices, which are automatically activated under certain conditions, to improve aerodynamic drag and reduce fuel consumption and CO2 emissions, while also improving thermal management (decreased defrost time and improved engine warm up). Such active aerodynamic devices include active grille shutters and adjustable height suspension, and have been adopted in certain Jeep, Ram, Chrysler, Alfa Romeo and Maserati brand vehicles. Further, we have introduced smart actuators, such as a variable speed fuel pump and brushless motor for cooling fan, to reduce fuel consumption. Such smart actuators only require the energy needed for each specific working condition, avoiding electric power waste.
In addition, certain passenger vehicles are now equipped with low rolling resistance tires to further maximize fuel economy while delivering desirable performance.
Powertrain Technologies
The evolution of FCA proprietary technologies like MultiAir and MultiJet (increased fuel pressure and improved injection pattern) has progressed in combination with other technologies, such as direct injection, variable displacement oil pumps, two-step valve lift systems, cooled exhaust gas recirculation systems, and electronic thermostats, leading to the development of more efficient powertrain architectures.
The latest generation MultiAir technology brings further improvements in fuel efficiency and CO2 emissions via improved intake valve event control, building on the progress of the previous generation.
The wider use of smart technologies, which provide dynamic management of the vehicle’s powertrain systems, has contributed to an improved balance between performance and fuel economy. These technologies include smart charging, optimized engine cooling systems and cylinder deactivation. Conventional gasoline and diesel engines are expected to continue to play a predominant role in mobility in upcoming years. The Group believes that there is still significant potential to reduce the fuel consumption and emission levels of these engines through technological advancements.

Gasoline engines
Completely new global small and medium gasoline engine families are being developed to improve fuel economy and emission levels. These new engine families feature a modular approach from a shared cylinder design (allowing for different engine configurations, displacements, efficiency and power outputs) and are expected to cover a large range of vehicle applications and introduce features and technologies such as direct injection, downsizing, turbocharging, and cooled exhaust gas recirculation to improve efficiency, while also addressing internal friction and thermal management. In particular, both a 1.0L three cylinder and a 1.3L four cylinder Firefly global small engine application launched in the LATAM region in the third quarter of 2016, and the first global medium engine application (a 2.0L turbo four cylinder engine) launched in the Alfa Romeo Giulia in the fourth quarter of 2016.
Hybrid and Battery Propulsion
The all-new Chrysler Pacifica Hybrid achieves an efficiency rating of 84 miles per gallon equivalent (MPGe), based on U.S. Environmental Protection Agency standards. The Pacifica Hybrid is also expected to provide an estimated range of 33 miles solely on zero-emissions electric power, with its battery being capable of being recharged in approximately two hours using a level 2 240 volt charger. When the battery’s energy is depleted to a certain threshold, the Pacifica Hybrid operates like a conventional hybrid.
Power to the wheels is supplied by the electric drive system or supplemented by a specially adapted new version of the award-winning Pentastar 3.6-liter V-6 engine, which is paired with the dual-motor electrically variable transmission (“EVT”).
Additional electrification technologies applicable to rear- and all-wheel drive based vehicles are also being developed.
Natural Gas engines
A fundamental aspect of our vehicle emission reduction strategy and the use of alternative fuels, from natural gas to biofuels, is to offer technologies that are aligned with the fuels available in various markets, and capable of reducing emission levels.
We believe that in certain markets compressed natural gas is a viable near to medium-term option for promoting compliance with future fuel economy and emissions requirements. We offer a range of bi-fuel (natural gas/gasoline) vehicles in Europe, targeting a wide variety of private and commercial consumers. Safety and comfort remain uncompromised, as natural gas tanks in these vehicles are designed to be fully integrated into the vehicle structure.
Diesel engines
In recent years, diesel research has focused on the combustion process and after-treatment technologies.
On the combustion side, enhanced control of injection parameters together with optimization of combustion bowl shape represented a key step in reducing “engine-out” pollutants and enhancing fuel economy.
In terms of after-treatment systems, research and development activities have mainly focused on continuous improvements to passive and active NOx reduction technologies optimized for the next generation diesel powertrains. Advanced after-treatment systems for the reduction of NOx emissions are under development both for passenger car and light commercial vehicle applications. In particular, we have incorporated the selective catalyst reduction (“SCR”) after-treatment system to reduce NOx emissions into Fiat Ducato vehicles coupled with 2.3L diesel engines, and Ram ProMaster, Jeep Grand Cherokee and Ram 1500 vehicles coupled with 3.0L diesel engines.
Transmissions
Our transmission portfolio includes manual transmissions, automated manual transmissions, or AMTs, dual dry clutch transmissions, or DDCTs, and automatic transmissions. The automatic transmission portfolio includes 8- and 9-speed units developed in an effort to provide our customers with improved efficiency, performance and drive comfort. Also, a DDCT has been recently launched in a new coupling with the 1.6L diesel engine to gain efficiency and fuel economy. We utilize a broad portfolio of transmissions to meet varying local market demands in the different regions where we operate to achieve vehicle performance characteristics aligned with our brands.
Axles and Driveline
We focus on producing lightweight axle and driveline systems that provide capability and efficiency across our entire portfolio of vehicles. Additionally, we have deployed automatic axle disconnect systems on the majority of our four-wheel and all-wheel drive equipped vehicles to reduce parasitic losses and improve fuel economy during normal driving conditions. Future development activities are focused on optimized system design and material selection to reduce overall system weight without sacrificing capability or performance.

SUSTAINABLE MOBILITY

FCA’s efforts to create lasting relationships with customers are aimed not only on the ownership experience, but also on monitoring opinions and trends. Evolving consumer behaviors, attitudes and expectations are having a considerable impact on mobility preferences. In response, FCA has been working on developing autonomous vehicle technology and a growing number of connectivity and collaborative solutions.
In May 2016, FCA announced a collaboration with Waymo (formerly, the Google Self-Driving Car Project) to integrate Waymo’s self-driving technology into Chrysler Pacifica Hybrid minivans to expand Waymo’s existing self-driving test program. This marked the first time that Google has worked directly with an automaker to integrate its self-driving system, including its sensors and software, into a passenger vehicle. This collaboration will help FCA and Waymo better understand what it will take for self-driving cars to make transportation more accessible for millions of people.
CRF, the main research center of FCA in the EMEA region, has been participating as a partner in the European Tomorrow's Elastic Adaptive Mobility (“TEAM”) initiative since it began in 2012. Co-funded by the European Union, this project involves a wide variety of participants, including automakers, telecommunication providers, research institutes, road infrastructure operators and traffic managers. The goal is to improve mobility by integrating drivers, travelers and the transportation infrastructure into a single collaborative network. CRF completed its activities within the TEAM project in 2016 by integrating and testing connected mobility services at selected test sites in Italy, and testing V2X (vehicle-to-everything) connectivity platforms.
Enjoy is a car-sharing service that offers a fleet of high efficiency vehicles to urban drivers. It was launched in Milan (Italy) by Eni, an oil and gas company, at the end of 2013, in partnership with FCA which provided more than 2,100 vehicles. Since the service was launched, approximately 500,000 individuals in Milan, Rome, Florence, Turin and Catania have signed up to use it and nine million rentals have been logged. The operations, from registration to use, are managed online through smartphone applications.
FCA's focus on sustainable mobility extends to consumer education, with the aim of coaching drivers about the impact their driving habits may have on the environment. Eco:Drive is an FCA software system that offers personalized tips on driving styles with the objective of contributing to a reduction in fuel consumption and emissions. Eco:Drive is available on selected Fiat and Fiat Professional models. By the end of 2016, more than 111,800 customers, including more than 9,600 new users, had used this software.
FCA regularly gathers feedback from consumers across all regions to help shape future product development. Recent projects have focused on consumers on the leading edge of adopting new concepts involving the shared economy and connected technology. In 2015, FCA promoted an open innovation contest, “Millennials and Cars: the future of the car and the car of the future” in collaboration with the Second University of Naples (Italy) and the University of Cassino and Southern Lazio (Italy). The goal was to engage millennials, who are comfortable with social networking and technology, to propose projects that reflect their vision of the future for the automobile. At the beginning of 2016, more than 500 proposals were reviewed and assessed by an Innovation Board consisting of FCA senior managers and representatives from the universities. Winning students were selected for a six-month internship at the FCA plants of Cassino and Giovanbattista Vico di Pomigliano (Italy).

MANAGING VEHICLE SAFETY AND QUALITY

At FCA, our approach to safety on the road incorporates a wide range of elements, including improved traffic management, driver education and safer highways. FCA offers active and passive features for diverse drivers and vehicle segments. Safety concepts are implemented from the early phases of new model development through the release of design specifications. From a global perspective, our regions share information and best practices in order to harmonize design guidelines and processes where possible, given the regulatory environment.
Independent agencies rate the comparative safety of vehicles across the industry in different regions. While the specific criteria vary, these ratings are generally based on evaluations of the level of safety provided for occupants during a crash as well as a vehicle’s ability to avoid a crash through the use of technology. A number of FCA vehicles have earned top ratings based on performance during assessments. These ratings help validate our continuing efforts to deliver advancements in both passive and active safety technologies.
In the U.S., the 2017 Chrysler Pacifica, Dodge Charger, Dodge Challenger and Jeep Grand Cherokee 4x4 achieved 5-Star overall safety ratings in the U.S. NCAP conducted by the National Highway Traffic Safety Administration (or “NHTSA”). The Insurance Institute for Highway Safety (or “IIHS”) named the 2017 Chrysler Pacifica a Top Safety Pick+ rated vehicle. The Alfa Romeo Giulia earned a 5-Star Euro NCAP rating in 2016. In addition, the Jeep Renegade and Fiat 500X were awarded the Australian NCAP 5-Star rating in 2016.
Vehicle quality is also central to FCA’s goal of earning and maintaining the trust and loyalty of customers. During vehicle development, our customer-focused approach to quality keeps the customers’ needs in mind. We also realize expectations vary from market to market due to differences in driving experiences and local preferences such as vehicle size, fuel type and acceptance of new technology. With this in mind, quality considerations from customer expectations to functional requirements are addressed from the earliest stages of design. The process includes not only virtual simulations that enable optimization of the design earlier in the development, but also validation of physical prototypes and manufacturing, which are crucial elements in the quality process.

SUSTAINABILITY IN MANUFACTURING

FCA's approach involves significant efforts to reduce its environmental footprint and continuously improve environmental performance.
The World Class Manufacturing (“WCM”) program was first adopted more than 10 years ago and has been implemented at nearly all FCA plants worldwide. WCM represents the concrete application of our model of environmental sustainability and, in particular, our efforts to reduce the impacts of our production processes. WCM is a rigorous manufacturing methodology that involves the entire organization and encompasses all phases of production and distribution. In 2016, more than 62,000 WCM-related projects were implemented, including several specifically targeted at reducing environmental impacts. Through the Environment Pillar, in particular, specific tools and methodologies are developed to optimize the use of natural resources. Approximately 4,400 projects based on this pillar led to reductions in natural resource consumption, in spite of production volumes that remained flat compared with 2015.
The Group has also implemented an Environmental Management System (“EMS”) worldwide, aligned with ISO 14001 standards. The EMS consists of a system of methodologies and processes designed to prevent or reduce the environmental impact of the Group’s manufacturing activities through, for example, reductions in emissions, water consumption and waste generation, and conservation of energy and raw materials. At year-end 2016, nearly 100 percent of FCA plants included in the 2014 scope of reporting were ISO 14001 certified.

Energy Consumption and Emissions

The Group researches solutions that will enable further reductions in greenhouse gas emissions and the use of fossil fuels. Over time, this has generated significant savings in energy-related costs.

FCA uses CO2 emissions per vehicle produced as an indicator of its energy performance and, for 2020, is targeting a 32 percent reduction, based on Business Plan estimated volumes, compared with the 2010 baseline.
As a result of the success of these energy-related initiatives, energy consumption was consistent with 2015 at 47.5 million gigajoule (“GJ”) and was well below the 2010 level in both absolute terms and on a per vehicle produced basis.

Manufacturing Energy consumption
FCA worldwide (million GJ)	2016	2015	2014
Total energy consumption	47.5	47.4	47.8
Total CO2 emissions from manufacturing processes decreased more than two percent to 3.9 million tons compared with 2015, which was also well below the 2010 level on both a total and per vehicle produced basis.

Manufacturing CO2 emissions
FCA worldwide (million tons of CO2)	2016	2015	2014
Total CO2 emissions	3.9	4.0	4.2

Water Management

In many parts of the world, water scarcity is one of the greatest challenges faced by governments, businesses and individuals.
To protect this essential natural resource, the Group has adopted Water Management Guidelines that establish criteria for sustainable management of the entire water cycle, including technologies and procedures to maximize recycling and reuse of water and minimize the level of pollutants in discharged water.
Total water consumption (withdrawal) was consistent with 2015 at 24.4 million m3 and well below the 2010 level on both a total and per vehicle produced basis.

Manufacturing Water withdrawal
FCA worldwide (million m3)	2016	2015	2014
Total water withdrawal	24.4	24.3	24.7
For 2020, FCA is targeting a 40 percent reduction in water consumed per vehicle produced compared with 2010.

Waste Management

To reduce the consumption of raw materials and related environmental impacts, FCA has implemented procedures to pursue optimal recovery and reuse with minimal waste. We strive to recycle what cannot be reused. If neither reuse nor recovery is possible, waste is disposed of using the method available that has the least environmental impact, with landfills only used as a last resort. These principles are incorporated in the Waste Management Guidelines formalized in 2012 and adopted at Group sites worldwide.
As a result of continued improvements in the waste management cycle, FCA achieved a more than five percent year-over-year reduction in total waste generated.
Plants that produce for the mass-market brands, which account for the majority of total waste generated, reduced waste to landfill either to zero or very close to zero.

Manufacturing Waste generated
FCA worldwide (million tons)	2016	2015	2014
Waste recovered	1.2	1.2	1.4
Waste disposed	0.2	0.3	0.3
Total waste generated	1.4	1.5	1.7
EMPLOYEES

FCA endeavors to create a work environment that enables employees to collaborate in ways that transform differences into strengths, break down geographic and cultural barriers, and develop each person’s potential.
At December 31, 2016, the Group had a total of 231,019 employees.
Approximately 5,600 fixed term contracts were converted to permanent, an indication of the Group’s commitment to the long-term stability of the workforce.

Management and Development

The Group’s approach to management and development is embodied in the commitment to five key principles that embrace meritocracy, leadership, competition, best-in-class performance and a commitment to deliver on what we promise. These principles are the foundation for every decision, including the appointment of leaders.
Performance and Leadership Management (“PLM”) is the appraisal system adopted worldwide to assess FCA employees (manager, professional and salaried). Through the PLM process, specific targets are established to guide and assess employees on their results, and leadership behaviors.
Performance and leadership assessment and calibration involved approximately 63,200 Group employees worldwide in 2016, including all managers, professionals, and salaried employees.
Talent management and succession planning are also integral to employee development and the management model. In 2016, Talent Reviews were conducted for the various professional families/business units within the Company. These Talent Reviews identified individuals with leadership potential who merit additional attention and investment from the Company in their professional development.
Learning and development opportunities are provided through a number of activities, such as job rotations, coaching, mentoring and innovative learning approaches.
TRADE UNIONS AND COLLECTIVE BARGAINING

FCA recognizes and respects the right of its employees to be represented by trade unions or by other representatives elected in accordance with current local legislation and practices and in line with the practices of the various trade unions. At December 31, 2016, approximately 83 percent of our employees worldwide are covered by collective bargaining. This is an average figure which covers a variety of situations in accordance with current regulations and practices in the various countries.
HEALTH AND SAFETY IN THE WORKPLACE
FCA aims to provide all employees with a safe, healthy and productive work environment at every site worldwide and in every area of activity.
The Group’s health and safety approach focuses on the following key areas:

•	application of uniform procedures for identification and evaluation of risks

•	adherence to leading safety and ergonomics standards for plant and machinery design

•	promotion of safe behavior through training initiatives and awareness campaigns

•	provision of a healthy work environment and promotion of a healthy lifestyle.
The goal of achieving zero accidents is formalized in FCA guidelines that set the standards for business practices in each area of activity, as well as through global adoption of an Occupational Health and Safety Management System (“OHSMS”) certified to the OHSAS 18001 standard.
At year-end 2016, a total of 141 plants, accounting for about 180,000 employees, had an OHSMS in place that was OHSAS 18001 certified.
Measures implemented over the years have contributed to significant improvements in all accident indicators. In 2016, the Frequency Rate was down 17 percent compared with the prior year (with 0.10 accidents per 100,000 hours worked) and the Severity Rate was consistent with 2015 (with 0.04 days of absence due to accidents per 1,000 hours worked).
Effective safety management is also supported by the application of World Class Manufacturing tools and methodologies, active involvement of employees, development of specific competencies and targeted investment.
FCA's investment in health and safety, combined with other measures, has resulted in a progressive reduction in the level of risk attributed to Group plants in Italy by INAIL, the Italian accident and disability insurance agency. As a result, the Group was eligible for “good performer” premium discounts, which led to savings of approximately €85 million from 2012 through 2016.
In addition to safety in the workplace, FCA offers numerous programs and services for employees and their families that promote and support individual safety, well-being and a healthy lifestyle. Employees are encouraged to take advantage of these initiatives, which form an important part of the Group's culture.
SUSTAINABILITY IN THE SUPPLY CHAIN
Strong relationships built on cooperation and mutual understanding are vital to the effective sourcing of goods and services. Working as an integrated team with our supply chain helps make it possible to develop responsible and sustainable practices to limit exposure to unexpected events and supply disruption.
We strive to offer equal and fair opportunities for all parties involved in the supplier selection process. Suppliers are selected based on the quality and competitiveness of their products and services, and on their respect of social, ethical and environmental principles. This commitment is a prerequisite to becoming an FCA supplier and developing a lasting business relationship with us. Suppliers must conduct business activities according to the ethical standards and procedures in place where they operate, and as set forth by the FCA Code of Conduct and Sustainability Guidelines for Suppliers. If a supplier fails to meet these standards, a corrective action plan, jointly developed with FCA, is required. In extreme cases, FCA may exercise the right to terminate the business relationship.

Environmental and Social Impacts of the Supply Chain
FCA works to prevent or mitigate adverse environmental or social impacts that may be directly linked to its own business activities or to products and services from our suppliers. As partners, suppliers play a key role in the continuity of our activities and can have a significant impact on the external perception of our social and environmental responsibility.
FCA evaluates the sustainability profile of suppliers through the FCA Supplier Sustainability Self-Assessment (“SSSA”). This survey covers environmental, labor practice, human rights, compliance, ethics, diversity, and health and safety aspects. The results of the SSSA and other criteria are used to create a risk map for the purpose of identifying suppliers that may be at risk, and therefore require further investigation through focused audits. The Group aims to conduct sustainability audits or assessments of all Tier 1 suppliers with potential exposure to significant environmental or social risks.
FCA continues to support suppliers in addressing climate change issues, including reducing greenhouse gas emissions. In 2016, the Group once again invited suppliers to participate in the CDP supply chain program. For the third consecutive year, FCA has increased the number of its participating suppliers compared with the previous year.
FCA is collaborating with industry peers and stakeholders on issues related to human rights and working conditions at Tier 1 and beyond levels in the supply chain. While suppliers carry much of the management responsibility, FCA nonetheless recognizes the role the Company can play in addressing human rights violations and promoting working conditions aligned to global standards and responsible sourcing. In-depth training on responsible working conditions continues to be offered to suppliers in partnership with the Automotive Industry Action Group (“AIAG”). Developed in collaboration with other automakers, this training is designed to help protect the rights and dignity of workers as well as reinforce environmental and ethical issues impacting the supply chain. Through such leadership roles as serving on the AIAG Board of Directors and numerous work groups, FCA continues to drive industry-wide change.
COMMUNITY ENGAGEMENT

FCA's approach to community engagement is founded on the conviction that the Group can and should be an agent of positive change. This belief is embedded in our culture and is an intrinsic part of corporate decision-making.
The Company's corporate citizenship efforts primarily target areas where we have operations. Our role as a member of the community helps us assess and, where possible, address the social and economic development needs of the area. Engagement in charitable initiatives extends from senior management throughout the entire Company. In the U.S., Sergio Marchionne, FCA's Chief Executive Officer, is serving a two-year term as United Way of Southeast Michigan Volunteer Campaign Chair. United Way Worldwide is a non-governmental organization operating in 45 countries worldwide that is committed to improving living conditions in local communities.
FCA encourages its workforce to donate time and skills to help build strong, self-reliant communities. During 2016, Group employees around the world volunteered thousands of hours in support of a wide range of social projects. FCA works to build strong relationships with community, academic and government leaders to help make a positive, lasting impact on the communities where we operate.
Social initiatives primarily take the form of investment in targeted projects, planned in collaboration with local stakeholders.
During 2016, particular attention has been given to educational initiatives. FCA has set a long-term target to advance education and training among youth, with a focus on programs designed to expand science, technology, engineering and math skills and opportunities.

REMUNERATION OF DIRECTORS

Remuneration Report for Executive Directors

The quality of our leadership and their commitment to the Company are fundamental to our success. FCA’s remuneration principles support our business strategy and growth objectives in a diverse and evolving global market. Our remuneration policies are designed to reward competitively the achievement of long-term sustainable performance and to attract, motivate and retain highly qualified executives who are committed to performing their roles in the long-term interest of our shareholders. Given the changing international standards regarding responsible and sound remuneration, a variety of factors are taken into consideration, such as the complexity of functions, the scope of responsibilities, the alignment of risks and rewards, national and international legislation and the long-term objectives of the Company and its shareholders.

Remuneration Policy for Executive Directors
The compensation for our executive directors is determined by the Board of Directors based on recommendations from the Compensation Committee of the Board of Directors (the “Compensation Committee”) and in accordance with the Company’s Remuneration Policy for Executive Directors (the “Remuneration Policy”). The current Remuneration Policy was approved by the shareholders of Fiat Chrysler Automobiles N.V. at the 2015 annual general meeting of FCA shareholders and is reviewed annually by the Compensation Committee. Our Remuneration Policy is available in full on the Company’s website at www.fcagroup.com.
The Compensation Committee reviews the Remuneration Policy and its implementation. The Compensation Committee concluded that there were no reasons to recommend adjustments to the Remuneration Policy at the 2017 annual general meeting of FCA shareholders with regard to its executive directors. This report describes the Company’s compensation principles and structure for the executive directors and summarizes the significant compensation decisions made by the FCA Compensation Committee in 2016.
Financial Year 2016 - Select Business Highlights
A key tenet of the Remuneration Policy is pay for performance. The Group had record results for 2016, which was driven by continued strong performance in NAFTA and improvements in all other segments, in particular EMEA and Maserati. To provide perspective of the Group’s performance in 2016, the following table highlights some of the key achievements during the year:

Financial Highlights	Key Achievements
Worldwide consolidated shipments of 4,482 million units
Key products launched in the year:
•
Maserati Levante
•
Chrysler Pacifica
•
Jeep Compass
•
Alfa Romeo Giulia
•
Fiat 124 Spider
•
Fiat Toro
•
Fiat Tipo hatchback and station wagon versions

In December 2016, Google's Self-Driving Car Project, Waymo, and FCA announced the completion of production of 100 Chrysler Pacifica Hybrid minivans, uniquely built to enable fully self-driving operations

Net revenues of €111,018 million, in line with 2015
Dodge Dart and Chrysler 200 production ended and the process of re-purposing NAFTA capacity for truck and SUV production began

Globalized production of Jeep completed; GAC FCA JV fully operational with the production of three Jeep SUVs

Adjusted EBIT of €6,056 million, which reflected a 26 percent increase over 2015, with all segments profitable and improving year-over-year
Continued strong performance in NAFTA, with margin improving to 7.4 percent from 6.4 percent, and improvements in all other segments, in particular EMEA and Maserati, whose margin more than doubled to 9.7 percent

Adjusted net profit of €2,516 million, which increased 47 percent from 2015	Increase primarily driven by strong operating performance; Net financial expenses also decreased primarily due to gross debt reduction
Net industrial debt was €4.6 billion at December 31, 2016, which was €0.4 billion lower than €5.0 billion at December 31, 2015	Operating cash flow from industrial activities, net of capital expenditures of €8.8 billion, reached €1.8 billion for the year; significant reduction of gross debt balances of €3.8 billion
Strong available liquidity at December 31, 2016 at €23.8 billion
Elimination of the restrictions on the free flow of capital within the Group and a more efficient capital structure; Second €2.5 billion tranche of FCA revolving credit facility (“RCF”) is available for total of €5.0 billion RCF

In May 2014, we presented a 5-year business plan, which was subsequently updated and is on the investor relations page of the Company's website. We have successfully achieved the business plan targets established for 2014, 2015 and 2016 and we have revised upwards our original financial targets for 2018.
Remuneration Principles
The guiding principle of our Remuneration Policy is to provide a compensation structure that allows FCA to attract and retain the most highly qualified executive talent and to motivate such executives to achieve business and financial goals that create value for shareholders in a manner consistent with our core business and leadership values. FCA’s compensation philosophy, as set forth in the Remuneration Policy, aims to provide compensation to its executive directors as outlined below.

Alignment with FCA's strategy	Compensation is strongly linked to the achievement of the Group's publicly disclosed performance targets
Pay for performance
Compensation must reinforce our performance-driven culture and principles of meritocracy. As such, the majority of pay is linked directly to the Group's performance through both short and long-term variable pay instruments.

Competitiveness	Compensation should be competitive against the comparable market and set in a manner to attract, retain and motivate expert leaders and highly qualified executives.
Long-term shareholder value creation	Targets triggering any variable compensation payment should align with interest of shareholders.
Compliance	Our compensation policies and plans are designed to comply with applicable laws and corporate governance requirements.
Risk prudence	The compensation structure should avoid incentives that encourage unnecessary or excessive risks that could threaten the Company's value.

Peer Group Update
In 2016, our Compensation Committee reviewed the suitability of our potential peer companies, which are companies operating in similar industries with whom we are most likely to compete for executive level talent. The Compensation Committee strives to identify a peer group that best reflects all aspects of FCA’s business and considers public listing, industry practices, geographic reach, and revenue proximity. Market capitalization was considered as a secondary characteristic. Peer companies are selected and used to calibrate our executive compensation program. For 2014 and 2015, we used two peer groups - U.S. peers and European peers - with a combined total of 46 peer group companies. Our competitors used one group for purposes of benchmarking compensation. In order to better align FCA with its peers, in 2016, the Compensation Committee replaced the previously used two-peer group structure. A refined, consolidated and condensed international peer group, with a blend of both U.S. and European companies, was believed to better recognize the relevant talent market for our executives. In addition to including all U.S. and European automobile manufacturers, primary consideration was given to U.S. and European companies that have significant manufacturing and/or engineering operations and a global market presence. In April 2016, the Compensation Committee approved the new peer group of 26 companies listed below with median revenues in 2015 of U.S.$49.7 billion. The list is divided between fourteen U.S. and twelve European companies, similar to the composition of our senior executive team.
2016 Compensation Peer Group

Airbus Group	Daimler AG	Johnsons Controls Inc.	The 3M Company
ArcelorMittal SA	Deere & Company	Lockheed Martin Corporation	ThyssenKrupp AG
Bayer AG	Ford Motor Company	Northrop Grumman Corporation	United Technologies Corporation
BMW Group AG	General Dynamics Corporation	PSA Peugeot Citroen	Volkswagen AG
The Boeing Company	General Electric Company	Raytheon Company	The Volvo Group
Caterpillar Inc.	General Motors Company	Renault SA
Continental AG	Honeywell International Inc.	Siemens AG
Summary Overview of Remuneration Elements

The executive directors’ remuneration is simple and transparent in design, and consists of the following key elements:

Remuneration Element	Description	Purpose
Base salary	Fixed cash compensation	Attracts and rewards high performing executives via market competitive pay
Short-term variable incentive*
•
Performance objectives are annually predetermined and are based on achievements of specific measures
•
Comprised of three equally-weighted metrics, Adjusted EBIT, Adjusted net profit, and Net industrial debt
•
Target payout is 100 percent and maximum payout is 250 percent of base salary

•
Drives company-wide and individual performance
•
Rewards annual performance
•
Motivates executive directors to achieve performance objectives that are key to our annual operating and strategic plans
•
Aligns executive directors’ and shareholder interests

Long-term variable incentive*
•
All equity awards are based on achievements of publicly disclosed multi-year financial targets
•
Performance criteria are comprised of equally weighted metrics, relative Total Shareholder Return (“TSR” ) and Adjusted net profit
•
Awards have three vesting opportunities, one third each after 2016, 2017 and 2018 based on cumulative results

•
Encourages executive directors to achieve multi-year strategic and financial objectives
•
Motivates executive directors to deliver sustained long-term growth
•
Aligns executive directors’ and shareholder interests through long-term value creation
•
Enhances retention of key talent

Pension and retirement savings
•
The Chief Executive Officer (or “CEO”) participates in a company-wide pension scheme and a supplemental retirement benefit
•
Both the CEO and Chairman have retirement savings benefits in an amount equal to five times their last annual base compensation
Provides security and productivity set forth in greater detail under the legacy arrangement description as described below
Other benefits
Executive directors may receive typical benefits such as severance (linked to a non-compete restriction), company cars, medical insurance, accident and disability insurance, tax preparation, financial counseling, tax equalization
Facilitates strong performance, consistent with offerings of peer group companies
_______________________________
*The Chairman receives fixed compensation only and is not eligible for any variable compensation.
2016 Remuneration of Executive Directors
Our executive compensation program is designed to align the interests of our executive directors with those of our shareholders. It is designed to reward our executive directors based on the achievement of sustained financial and operating performance as well as demonstrated leadership. We aim to attract, engage, and retain high-performing executives who help us achieve immediate and future success and maintain our position as an industry leader. We support a shared, one-company mindset of performance and accountability to deliver on business objectives.
Executive Directors Realized Compensation
The following table is newly introduced to provide a common context for understanding compensation.  Realized compensation as shown below, is the amount that our executive directors actually received in 2016.  Realized compensation includes actual base compensation earned, actual annual bonus, and equity awards that vested during the year.  In 2016, our Chairman’s realized compensation was €1,806,685 and our CEO’s realized compensation was €9,910,788.  Realized compensation differs from the total compensation reported in the Directors' Compensation table below, which reflects performance and is in line with accounting and actuarial assumptions.  The amounts in this table are intended to complement and not serve as a substitute for the amounts reported in the compensation tables.

In 2016, no pay related to equity for the CEO was realized since none of his long-term incentive awards vested in 2016 under the Company's long-term incentive program (refer to the sections —Equity Incentive Plan and —CEO’s Long-Term Equity Awards below). The CEO has a five year (2014-2018) performance share grant with an initial vesting opportunity in the first quarter of 2017. For future years in which long-term awards vest, realized compensation could be significantly higher.
Executive Directors’ Compensation
In 2016, no changes were made to any of the elements of compensation set forth above for either of the executive directors. The target compensation of the CEO is comprised of base compensation, short-term variable pay and long-term variable pay. The Chairman is not eligible for any form of variable compensation. For 2016, 81 percent of the CEO's target compensation was at-risk performance based compensation. In 2016, the Group entered into a written agreement with the CEO and a written agreement with the Chairman, memorializing the previously agreed terms and conditions of their service with the Company. The material terms of the CEO's and Chairman's respective agreements are described below within the discussion of their remuneration.
Target Elements of Compensation

Base Salary
The base salary for our executive directors has remained unchanged for three consecutive years (2014, 2015 and 2016). In addition, the Company does not guarantee annual base pay increases for executive directors and their agreements do not contemplate automatic base salary increases. Base salary is the only fixed component of our executive directors’ total cash compensation and is intended to provide market-competitive pay to attract and retain well-qualified senior executives and expert leaders. Base salary is based on the individual’s skills, scope of job responsibilities, experience and competitive market data. The base salaries of our executive directors are evaluated together with other components of compensation to ensure that they are in line with our overall compensation philosophy and are aligned with performance.
With FCA’s formation in October 2014, an annual base salary of U.S.$4.0 million for our CEO and an annual base salary of U.S.$2.0 million for our Chairman were approved. This decision was reached using the compensation program benchmarking and peer group review process described above. The Company believes that paying our executive directors at or above these benchmarks is necessary and appropriate to incentivize and retain uniquely qualified executive directors to lead the Company through the business cycle and position the Company for long-term growth.
Variable Components
The CEO is eligible to receive short-term variable compensation, subject to the achievement of pre-established, challenging operating and financial performance targets. The variable components of the CEO’s remuneration, both short and long-term, are linked to predetermined, measurable objectives which serve to motivate strong performance and shareholder returns and are approved by the non-executive directors. The non-executive directors believe that placing significantly more weight on the long-term component is appropriate for the CEO position because it focuses efforts on the Company’s long-term objectives.

On an annual basis, we examine the relationship between the performance criteria chosen and the possible outcomes for the variable remuneration of our CEO (scenario analysis). When such analysis was carried out for the 2016 financial year, the Company found a strong link between remuneration and performance and concluded that the chosen performance criteria are appropriate under both the short-term and long-term incentive components of total remuneration in support of the Company’s strategic objectives.

OUR COMPENSATION PHILOSOPHY IS DESIGNED TO REWARD
PERFORMANCE AND LEADERSHIP

The short-term variable elements and calculations for the CEO follow the same philosophy as the company-wide Performance and Leadership Bonus Plan for all eligible FCA employees.

Short-Term Variable Incentive
The primary objective of short-term variable incentive is to motivate achievement of the business priorities for the current year. The CEO’s short-term variable incentive is based on achieving annual financial and other designated objectives proposed by the Compensation Committee and approved by the non-executive directors each year.
Our Methodology for Determining Annual Bonus Awards
With regard to the determination of the CEO’s annual performance bonus, the Compensation Committee:

•	approves the objectives and maximum allowable bonus;

•	selects the metrics and weighting of objectives;

•	sets the stretch objectives;

•	reviews any unusual items that occurred in the performance year to determine the appropriate overall measurement of achievement of the objectives; and

•	approves the final bonus determination.
For 2016, the Compensation Committee approved the same plan design and metrics utilized in 2015.

•	Target bonus amount is expressed as a percentage of salary.

•	The individual target percentage for our CEO is 100 percent.

◦
This target is below external market benchmarks and is below the 25th percentile for the newly constituted compensation peer group (this relative positioning further reinforces the value we place on a longer term perspective)

•	The Company performance factor is based on three metrics:

◦	Adjusted EBIT,

◦	Adjusted net profit and

◦	Net industrial debt

•	Each objective is equally weighed at one-third.

•	Each objective pays out independently.

•	To earn any incentive, the threshold performance must be at least 90 percent of the specific target established.

•	To earn the maximum payout of 250 percent of target, actual results must be achieved at 150 percent of the target performance, or greater, for each of the performance metrics.

•	There is no minimum bonus payout; below threshold performance payout is zero.
The 2016 bonus plan goals were set with challenging hurdles, and are in line with the Group's initial external guidance and our five-year business plan, as set forth below.

2016 Performance Metric	Weight	Threshold (€ millions)	Target (€ millions)	Maximum (€ millions)
Adjusted EBIT*	1/3	4,500	5,000	7,500
Adjusted net profit**	1/3	1,710	1,900	2,850
Net industrial debt***	1/3	(5,500)	(5,000)	(2,500)

*Adjusted EBIT excludes certain adjustments from Net profit from continuing operations including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write offs and unusual income/(expenses) which are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense.
**Adjusted net profit is calculated as Net profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature.
***Net industrial debt is computed as: debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) current available-for-sale and held-for-trading securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial debt.

Discussion of 2016 Results
The Compensation Committee reviews results and achievement and presents the results to the non-executive Directors, typically in the first quarter of each year in connection with the completion of the year-end earnings release.
Significant growth and improvement were achieved in 2016 in each of the three key performance criteria linked to the CEO’s annual incentive:

•	Adjusted EBIT increased 26 percent to €6,056 million from 2015.

•	Adjusted net profit increased 47 percent from 2015 (€2,516 million in 2016 as compared to €1,708 million in 2015).

•	Net industrial debt reduced to €4.6 million at December 31, 2016 (was €5.0 billion at December 31, 2015).
CEO Bonus Calculation
The Compensation Committee determined that the CEO earned an annual bonus for 2016 of U.S.$6.5 million (€6.1 million) as determined by the achievement of the company performance factors illustrated in the table above. The Chairman is not eligible for any form of short-term variable compensation.
Long-Term Incentives
Long-term incentive compensation is a critical component of our executive compensation program. This compensation component is designed to motivate and reward long-term stockholder value creation and the attainment of the Group's performance goals, to retain top talent and create an ownership alignment with shareholders. Long-term incentives are an important retention tool that management and the Compensation Committee use to align the financial interests of executives and other key contributors with sustained shareholder value creation. We believe the long-term component of compensation for our CEO should be aligned with the interests of our shareholders. The CEO's long-term incentives are 100 percent performance-based. The Chairman is not eligible for long-term incentives.
FCA’s long-term variable incentives consist of a share-based incentive plan that links a portion of the variable component to the achievement of pre-established performance targets consistent with the Company’s business plan that was published in May 2014 and subsequently updated. These awards increase the link between performance, realized compensation and shareholder interests, by delivering greater value to the CEO as shareholder value increases. Long-term incentive awards are intended to emphasize future compensation and encourage the delivery of results over a longer period of time as well as serve as a retention tool. They are specifically designed to motivate our executives to achieve significant returns for our shareholders over the long-term.

Equity Incentive Plan
On October 29, 2014, in connection with the formation of FCA and the presentation of the 2014-2018 business plan, the Board of Directors approved a new Long Term Incentive (“LTI”) program, covering the five year performance period, under the Fiat Chrysler Automobiles N.V. Equity Incentive Plan (“EIP”), consistent with the Company’s business plan that was published in May 2014 and subsequently updated, and under which equity awards can be granted to eligible individuals. The target setting process for the LTI program is built on the foundation of our rigorous business planning process which is determined by the overall business environment, industry and competitive market factors, as well as Company-wide business goals. Moreover, the targets are in line with external forward-looking guidance that we provide to analysts and investors.
The awards vesting under the LTI program are conditional on meeting two independent metrics, Adjusted net profit and Relative TSR, which are weighted equally at target. Each metric has threshold and target performance levels such that performance below threshold results in no awards being earned. Accordingly, the CEO may earn between 0 percent and 125 percent of the target number of awards granted. The Adjusted net profit component payout begins at 80 percent of target achievement and has a maximum payout at 100 percent of target. The Relative TSR component has partial vesting if the Company is ranked seventh or better among an industry specific peer group of eleven, including the Company, and a maximum payout of 150 percent, if the Company is ranked first among the eleven companies. Listed below is the Relative TSR peer group. The awards have three vesting opportunities, the first after 2014-2016 results, the second after 2014-2017 results, and the third after the full 2014-2018 results.
2014-2018 Performance Cycle Relative TSR Metric Peers

Volkswagen AG	Toyota Motor Corporation	Daimler AG	General Motors Company
Ford Motor Company	Honda Motor Co. Ltd.	BMW Group	The Hyundai Motor Company
PSA Peugeot Citroen	Renault SA
CEO’s Long-Term Equity Awards
In 2016, there were no equity grants awarded to the CEO and none of the CEO's equity awards vested. However, in 2016, the Company performance period required to earn the first performance tranche of the performance based equity awards granted in 2015 was completed.
The CEO has one outstanding performance based equity award, consisting of an aggregate award of 6,709,200 performance share units as set forth in the Directors' Compensation table below, which was granted for the five-year 2014-2018 performance period and was approved by the shareholders in 2015. The performance share units can convert into shares of the Company at the end of years 3, 4, and 5 of the performance period, subject to certain vesting conditions. The first tranche of the performance based equity award vests based on performance during the 2014-2016 performance period, which performance will be determined by the Compensation Committee in the first quarter of 2017, but has not yet been determined as of the date of this report. Once performance is determined, shares will be delivered to the CEO in the first quarter of 2017. The maximum opportunity for the first vesting of the CEO’s equity award is 2,795,500 units. The second and third tranches of the performance based equity award, corresponding to the 2014-2017 and 2014-2018 performance periods, respectively, will remain outstanding until the end of their respective performance periods. The LTI program does not impose a holding period after vesting, awards do not vest until after year three of the performance period and the full vesting opportunity does not occur until after year five of the performance period.

Pension and Retirement Savings
Based on legacy arrangements which were developed to assist in incentivizing the executive directors during an extremely challenging period, certain retirement benefits were provided to the executive directors. Both executive directors have retirement savings benefits in an aggregate amount equal to five times their last annual base compensation. The award is payable quarterly over a period of 20 years commencing three months after the conclusion of services with the Company, with an option for a lump sum payment. Also under legacy plans, the CEO participates in pension plans for which the Company mandatorily pays defined contributions to social security institutions.  In 2016, a cost of €1.3 million was recognized in connection with these post-mandate benefits and €1.1 million in social security contributions.
Non-compete Restrictions and Severance
In connection with our CEO’s written agreement entered into in 2016, he agreed to a non-compete restriction under which he committed not to directly or indirectly work for or associate with any business that competes with the Company for two years after termination of his services. In addition, under the agreement, if the Company terminates his services for reasons other than for cause (as defined) or if he terminates his services for good reason (as defined), the Company will pay the CEO an amount equal to the sum of two times the sum of his annual base salary and annual bonus, in each case in the amount received for the last fiscal year prior to termination of his services, plus a pro-rated annual bonus for the year in which the termination occurs, based on actual performance goal achievement through the termination date (the “Severance”). If within twenty-four months following a change of control (as defined) the CEO’s services are involuntarily terminated by the Company (other than for cause), or are terminated by the CEO for good reason, the CEO is entitled to receive the Severance and accelerated vesting of awards under the EIP. If the CEO leaves the Company then pursuant to his agreement, he may not work for a competitor for two years after the termination date. Our CEO will not be entitled to the Severance if he is terminated for cause.
In connection with our Chairman’s written agreement entered into in 2016, if the Company terminates his services for reasons other than for cause (as defined) or if he terminates his services for good reason (as defined), the Company will pay the Chairman an amount equal to two times his annual base salary, using the base salary as in effect for the last fiscal year prior to termination of services.
Other Benefits
We offer customary perquisites to our CEO and Chairman. The executive directors may also be entitled to usual and customary fringe benefits such as personal use of aircraft, company car and driver, personal/home security, medical insurance, accident and disability insurance, tax preparation, financial counseling and tax equalization. The Remuneration Policy also enables the Compensation Committee to grant other benefits to the executive directors in particular circumstances.
Tax Equalization

Action Taken	Rationale
Tax equalization for executive directors	Maintain respective home country taxation on all income for services, in the event of incremental taxes
The executive directors, by nature of their role in our geographically diverse company, may be subject to tax on their income for services in multiple countries.  Given the executive directors are subject to tax on their worldwide income in their respective home countries, the Company studied the prevalent practice for handling incremental tax costs incurred by globally mobile executives.  Based on that analysis, as reported in 2015, the Board decided to tax equalize all of the employment earnings, including equity income, to the executive directors’ respective home country effective tax rate, if incremental taxes over their home country tax rate would arise.

Stock Ownership
Our Board recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. While the Company does not maintain a formal stock ownership policy, the CEO’s stock holdings, when viewed as a multiple of his 2016 base salary, was significantly greater than common market practice of five times base salary. Our CEO consistently retains most of his equity awards upon vesting (other than to cover the cost of stock options exercised and tax obligations) demonstrating alignment with shareholder interests. The share ownership record for Mr. Marchionne reflects that he has historically held a substantial amount of equity in the Company, owning over 3 million of shares on an annual basis from February 2012-2014 and over 6 million shares on an annual basis from 2014-2016.
Recoupment of Incentive Compensation (Clawback Policy)
The Company is dedicated to maintaining and enhancing a culture focused on integrity and accountability. The Company’s EIP defines the terms and conditions for any subsequent long-term incentive program. The Company's agreement for its CEO and the employment agreements for its executive officers and the EIP allow the Company to recover, or “clawback”, incentive compensation with the ability to retroactively make adjustments if any cash or equity incentive award is predicated upon achieving financial results and the financial results were subject to an accounting restatement. In addition, the CEO and each of the Company’s 17 executives will repay net amounts received for their annual bonus, restricted share units and performance share units if, during the two years after payment, (i) FCA restates its financial statements for any vesting or performance period covered by the compensation (a “covered period”), (ii) “cause”, as defined in executive’s employment agreement, existed during a covered period, or (iii) the executive engaged in certain conduct that has been materially injurious to the Company.
Equity Incentive Plan - Long Term Incentive Program
Annual Bonus Plan

Insider Trading Policy
The Company maintains an insider trading policy applicable to all directors, employees, members of the households and immediate family members (including spouse and children) of persons listed and other unrelated persons, if they are supported by the persons listed. The insider trading policy provides that the aforementioned individuals may not buy, sell or engage in other transactions in the Company’s stock while in possession of material non-public information; buy or sell securities of other companies while in possession of material non-public information about those companies they become aware of as a result of business dealings between the Company and those companies; disclose material non-public information to any unauthorized persons outside of the Company; or engage in hedging transactions through the use of certain derivatives, such as put and call options involving the Company’s securities. The insider trading policy also restricts trading to defined window periods which follow the Company’s quarterly earnings releases.
Prohibition On Short Sales (Anti-hedging)
To ensure alignment with shareholders' interest and to further strengthen our compensation risk management policies and practice, the Company’s insider trading policy prohibits all individuals to whom the policy applies from engaging in a short sale of the Company's or its subsidiaries' securities and derivatives (such as options, puts calls, or warrants).
Remuneration for Non-Executive Directors
Remuneration of non-executive directors is set forth in the Remuneration Policy. The current remuneration for the non-executive directors is shown in the table below.

Non-Executive Director Compensation	U.S.$
Annual cash retainer	200,000
Additional retainer for Audit Committee member	10,000
Additional retainer for Audit Committee Chair	20,000
Additional retainer for Compensation/Governance Committee member	5,000
Additional retainer for Compensation/Governance Committee Chair	15,000
Additional retainer for Lead Independent Director	20,000
Additional retainer for Chairman of other Board committees	25,000
Non-executive directors may elect to receive their annual retainer fee half in cash and common shares of FCA, or 100 percent in common shares of FCA, whereas, the committee membership and committee chair fee payments are made all in cash (providing a board fee structure common to other large multinational companies to help attract a multinational board membership). Remuneration of non-executive directors is fixed and not dependent on the Group's financial results. Non-executive directors are not eligible for variable compensation and do not participate in any incentive plans. Non-executive directors are also entitled to certain automobile perquisites, which are subject to taxes for the imputed income on the purchase or lease of Company vehicles.
Implementation of Remuneration Policy in 2017
The Company is proposing amendments to the remuneration policy for its non-executive directors at the upcoming Shareholders' Meeting under which the policy will state that the non-executive Directors will be paid in cash and provide for stock ownership guidelines. If, and to the extent, any changes to 2017 remuneration are made, those changes will be in line with the approved Remuneration Policy.

Directors' Compensation
The following table summarizes the remuneration paid to the members of the Board of Directors for the year ended December 31, 2016.

	Office held	In office from/to	Annual fee (€)		Annual incentive (1) (€)	Other compensation (€)		Total (€)
Directors of FCA
ELKANN John Philipp	Chairman	01/01/2016 - 12/31/2016	1,806,685		—	635,688	(2)	2,442,373
MARCHIONNE Sergio	CEO	01/01/2016 - 12/31/2016	3,613,369		6,135,481	917,670	(3)	10,666,520
AGNELLI Andrea	Director	01/01/2016 - 12/31/2016	180,668	(4)	—	—		180,668
BRANDOLINI D'ADDA Tiberto	Director	01/01/2016 - 12/31/2016	180,668	(4)	—	—		180,668
EARLE Glenn	Director	01/01/2016 - 12/31/2016	198,735	(4)	—	20,367	(5)	219,102
MARS Valerie	Director	01/01/2016 - 12/31/2016	194,219	(4)	—	5,447	(5)	199,666
SIMMONS Ruth J.	Director	01/01/2016 - 12/31/2016	185,185	(4)	—	6,233	(5)	191,418
THOMPSON Ronald L.	Director	01/01/2016 - 12/31/2016	212,285	(4)	—	6,233	(5)	218,518
WHEATCROFT Patience	Director	01/01/2016 - 12/31/2016	194,219	(4)	—	21,845	(5)	216,064
WOLF Stephen M.	Director	01/01/2016 - 12/31/2016	194,219	(4)	—	6,233	(5)	200,452
ZEGNA Ermenegildo	Director	01/01/2016 - 12/31/2016	185,185	(4)	—	8,142	(5)	193,327
Total			7,145,437		6,135,481	1,627,858		14,908,776
_________________________
(1) The annual incentives are for bonuses accrued for 2016 which will be paid in 2017.
(2) The stated amount refers to the use of transport, insurance premiums and tax equalization.
(3) The stated amount refers to insurance premiums, tax preparation and tax equalization.
(4) Non-executive directors who elect to receive a portion of their annual retainer fee in common shares of FCA. The amount of the annual fee reported includes the fair value of the shares received.
(5)The stated amount refers to certain automobile perquisites, which are subject to taxes for the imputed income on the purchase or lease of Company vehicles.

Share Plans Granted to Directors
The following table gives an overview of the share plans held by the Chief Executive Officer and other Board Members.

Name / Plan	Grant Date	Vesting Date	Number of shares under award at January 1, 2016	Fair Value on Grant Date (1)	Shares Granted (1)	Shares Vested	Number of shares under award at December 31, 2016
Agnelli / 2016 FCA Share Grants	01/2016 - 10/2016	01/2016 - 10/2016	—	U.S.$7.36	19,904	19,904	—
Brandolini / 2016 FCA Share Grants	01/2016 - 10/2016	01/2016 - 10/2016	—	U.S.$7.15	13,994	13,944	—
Earle / 2016 FCA Share Grants	01/2016 - 10/2016	01/2016 - 10/2016	—	U.S.$7.12	18,365	18,364	—
Mars / 2016 FCA Share Grants	01/2016 - 10/2016	01/2016 - 10/2016	—	U.S.$7.15	13,994	13,994	—
Simmons / 2016 FCA Share Grants	01/2016 - 10/2016	01/2016 - 10/2016	—	U.S.$7.14	27,813	27,813	—
Thompson / 2016 FCA Share Grants	01/2016 - 10/2016	01/2016 - 10/2016	—	U.S.$7.15	13,994	13,994	—
Wheatcroft / 2016 FCA Share Grants	01/2016 - 10/2016	01/2016 - 10/2016	—	U.S.$7.15	13,994	13,994	—
Wolf / 2016 FCA Share Grants	01/2016 - 10/2016	01/2016 - 10/2016	—	U.S.$7.16	27,281	27,281	—
Zegna / 2016 FCA Share Grants	01/2016 - 10/2016	01/2016 - 10/2016	—	U.S.$7.15	13,994	13,994	—
Marchionne / FCA LTI awards (2)	04/16/2015	02/2017 / 2018 / 2019	4,320,000	U.S.$14.84	—	—	6,709,200
________________________________
(1) Non-executive directors may elect a portion of their annual retainer fee in common shares of FCA. The fair value of the shares received and shown in the table is included in the amount of the annual fee reported in the Directors' compensation table above.
(2) During 2016, the Compensation Committee, in accordance with the terms of the LTI plan, adjusted the equity awards to make holders of the Company’s LTI awards whole for the diminution in value of an FCA share resulting from the Ferrari spin-off. In January 2017, the Compensation Committee, in accordance with the terms of the LTI plan, adjusted the equity awards to make holders of the Company’s LTI awards whole for the diminution in value of an FCA share resulting from the distribution of the Company's 16.7 percent ownership interest in RCS Media Group S.p.A. For LTI awards, the actual value of units received will depend on the Company’s performance, as described above. Fair value is calculated by multiplying the per unit value of the award by the number of units corresponding to the most probable outcome of the performance conditions as of the grant date. The per unit value is based on the closing price of the Company’s stock on the grant date, adjusted to reflect the relative TSR modifiers using a Monte Carlo simulation that includes multiple inputs such as stock price, performance period, volatility and dividend yield.

Event	Number of shares under award	Conversion Factor	Fair Value on award date	Dilution Adjustment	Number of adjusted shares
Ferrari Spin-off	4,320,000	1.5440	U.S.$9.61	2,350,080	6,670,080
RCS Media Group S.p.A.	6,670,080	1.005865	U.S.$ 9.56	39,120	6,709,200
The total cost recognized in 2016 by the Company in connection with the share plans referenced above was approximately €24 million.
Executive Officers’ Compensation
The aggregate amount of compensation paid to or accrued for executive officers that held office during 2016 was approximately €29 million, including €6 million of pensions and similar benefits paid or set aside by us, excluding any expense for share-based compensation. The aggregate amounts include 17 executives at December 31, 2016. During 2016, organizational changes occurred that were taken into consideration in the total compensation figures.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)

		Years ended December 31
	Note	2016	2015	2014
Net revenues	4	€111,018	€110,595	€93,640
Cost of revenues		95,295	97,620	81,592
Selling, general and other costs		7,568	7,576	6,973
Research and development costs	5	3,274	2,864	2,334
Result from investments:		316	143	131
Share of the profit of equity method investees	12	313	130	117
Other income from investments		3	13	14
Gains on disposal of investments		13	—	12
Restructuring costs		88	53	50
Net financial expenses	6	2,016	2,366	2,051
Profit before taxes		3,106	259	783
Tax expense	7	1,292	166	424
Net profit from continuing operations		1,814	93	359
Profit from discontinued operations, net of tax	3	—	284	273
Net profit		€1,814	€377	€632

Net profit attributable to:
Owners of the parent		€1,803	€334	€568
Non-controlling interests		11	43	64
		€1,814	€377	€632
Net profit from continuing operations attributable to:
Owners of the parent		€1,803	€83	€327
Non-controlling interests		11	10	32
		€1,814	€93	€359
Earnings per share:	28
Basic earnings per share		€1.192	€0.221	€0.465
Diluted earnings per share		€1.181	€0.221	€0.460

Earnings per share for Net profit from continuing operations:	28
Basic earnings per share		€1.192	€0.055	€0.268
Diluted earnings per share		€1.181	€0.055	€0.265

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)

		Years ended December 31
	Note	2016	2015	2014
Net profit (A)		€1,814	€377	€632

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	27
Gains/(Losses) on re-measurement of defined benefit plans		584	679	(327)
Share of (losses) on re-measurement of defined benefit plans for equity method investees		(5)	(2)	(4)
Related tax impact		(261)	(201)	28
Items relating to discontinued operations, net of tax		—	3	(5)
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		318	479	(308)

Items that may be reclassified to the Consolidated Income Statements in subsequent periods:	27
Gains/(Losses) on cash flow hedging instruments		(249)	186	(144)
Gains/(Losses) on available-for-sale financial assets		15	11	(24)
Exchange gains on translating foreign operations		458	1,002	1,323
Share of Other comprehensive (loss)/income for equity method investees		(122)	(17)	51
Related tax impact		69	(48)	26
Items relating to discontinued operations, net of tax		—	18	(74)
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		171	1,152	1,158

Total Other comprehensive income, net of tax (B1)+(B2)=(B)		489	1,631	850

Total Comprehensive income (A)+(B)		€2,303	€2,008	€1,482

Total Comprehensive income attributable to:
Owners of the parent		€2,288	€1,953	€1,350
Non-controlling interests		15	55	132
		€2,303	€2,008	€1,482
Total Comprehensive income attributable to owners of the parent:
Continuing operations		€2,288	€1,685	€1,182
Discontinued operations		—	268	168
		€2,288	€1,953	€1,350
The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (in € million)

		At December 31		At January 1
	Note	2016	2015(1)	2015(1)
Assets
Goodwill and intangible assets with indefinite useful lives	9	€15,222	€14,790	€14,012
Other intangible assets	10	11,422	9,946	8,835
Property, plant and equipment	11	30,431	27,454	26,408
Investments accounted for using the equity method	12	1,793	1,658	1,471
Other financial assets	13	649	724	700
Deferred tax assets	7	3,699	4,056	4,186
Other receivables	15	581	485	1,000
Tax receivables	15	93	98	44
Accrued income and prepaid expenses		372	325	206
Other non-current assets		359	176	114
Total Non-current assets		64,621	59,712	56,976
Inventories	14	12,121	11,351	10,449
Assets sold with a buy-back commitment		1,533	1,881	2,018
Trade and other receivables	15	7,273	6,575	7,653
Tax receivables	15	206	307	284
Accrued income and prepaid expenses		389	367	309
Other financial assets	13	762	1,243	610
Cash and cash equivalents	17	17,318	20,662	22,840
Assets held for sale	3	120	5	10
Assets held for distribution	3	—	3,650	—
Total Current assets		39,722	46,041	44,173
Total Assets		€104,343	€105,753	€101,149
Equity and liabilities
Equity	27
Equity attributable to owners of the parent		€19,168	€16,805	€14,064
Non-controlling interests		185	163	313
Total Equity		19,353	16,968	14,377
Liabilities
Long-term debt	21	16,111	20,418	26,014
Employee benefits liabilities	19	9,052	9,406	8,904
Provisions	20	6,520	5,680	4,711
Other financial liabilities	16	16	307	169
Deferred tax liabilities	7	194	156	233
Tax payables	22	25	31	50
Other liabilities	22	3,603	3,183	3,306
Total Non-current liabilities		35,521	39,181	43,387
Trade payables		22,655	21,465	19,854
Short-term debt and current portion of long-term debt	21	7,937	7,368	7,710
Other financial liabilities	16	681	429	579
Employee benefit liabilities	19	811	658	688
Provisions	20	9,317	8,112	6,069
Tax payables	22	162	241	296
Other liabilities	22	7,809	7,747	8,189
Liabilities held for sale	3	97	—	—
Liabilities held for distribution	3	—	3,584	—
Total Current liabilities		49,469	49,604	43,385
Total Equity and liabilities		€104,343	€105,753	€101,149
_________________________
(1) Refer to Note 2, Basis of Preparation, for additional information on reclassifications and an adjustment to prior year balances.

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (in € million)

		Years ended December 31
	Note	2016	2015	2014
Cash flows from operating activities:
Net profit from continuing operations		€1,814	€93	€359
Amortization and depreciation		5,956	5,414	4,607
Net losses on disposal of tangible and intangible assets		13	18	8
Net gains on disposal of investments		(13)	—	(9)
Other non-cash items	30	111	812	348
Dividends received		123	112	87
Change in provisions		1,519	3,206	1,169
Change in deferred taxes		389	(279)	(179)
Change due to assets sold with buy-back commitments and GDP vehicles		(95)	6	177
Change in inventories		(471)	(958)	(821)
Change in trade receivables		177	(191)	106
Change in trade payables		776	1,571	1,470
Change in other payables and receivables		295	(580)	24
Cash flows from operating activities - discontinued operations		—	527	823
Total		10,594	9,751	8,169
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets		(8,815)	(8,819)	(7,804)
Investments in joint ventures, associates and unconsolidated subsidiaries		(116)	(266)	(17)
Proceeds from the sale of tangible and intangible assets		36	29	38
Proceeds from disposal of other investments		55	—	38
Net change in receivables from financing activities		(483)	410	78
Change in securities		299	(239)	40
Other changes		(15)	11	19
Cash flows used in investing activities - discontinued operations		—	(426)	(532)
Total		(9,039)	(9,300)	(8,140)
Cash flows (used in) /from financing activities:	30
Issuance of notes		1,250	2,840	4,629
Repayment of notes		(2,373)	(7,241)	(2,150)
Proceeds of other long-term debt		1,342	3,061	4,873
Repayment of other long-term debt		(4,618)	(4,412)	(5,834)
Net change in short-term debt and other financial assets/liabilities		(591)	(36)	496
Net proceeds from initial public offering of 10 percent of Ferrari N.V.	3	—	866	—
Issuance of Mandatory Convertible Securities and other share issuances	27	—	—	3,094
Cash Exit Rights following the merger of Fiat into FCA	1	—	—	(417)
Exercise of stock options		—	—	146
Distributions paid		(18)	(283)	—
Acquisition of non-controlling interests	3	—	—	(2,691)
Other changes		(119)	10	(45)
Cash flows from financing activities - discontinued operations		—	2,067	36
Total		(5,127)	(3,128)	2,137
Translation exchange differences		228	681	1,219
Total change in Cash and cash equivalents		(3,344)	(1,996)	3,385
Cash and cash equivalents at beginning of the period		20,662	22,840	19,455
Cash and cash equivalents at end of the period - included within Assets held for distribution		—	182	—
Cash and cash equivalents at end of the period	17	€17,318	€20,662	€22,840

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)

	Attributable to owners of the parent
	Share capital	Treasury shares	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
December 31, 2013 (3)	€4,477	€(259)	€5,202	€101	€38	€(13)	€(757)	€(134)	€4,258	€12,913
Capital increase	2	—	989	—	—	—	—	—	3	994
Merger of Fiat into FCA	(4,269)	224	4,045	—	—	—	—	—	—	—
Mandatory Convertible Securities (Note 27)	—	—	1,910	—	—	—	—	—	—	1,910
Cash Exit Rights (Note 1)	(193)	—	(224)	—	—	—	—	—	—	(417)
Dividends distributed	—	—	—	—	—	—	—	—	(50)	(50)
Share-based compensation	—	35	(31)	—	—	—	—	—	—	4
Net profit	—	—	568	—	—	—	—	—	64	632
Other comprehensive income/(loss)	—	—	—	(205)	1,266	(24)	(303)	48	68	850
Distribution for tax withholding obligations	—	—	—	—	—	—	—	—	(45)	(45)
Purchase of shares in subsidiaries from non-controlling interests (3)	—	—	1,875	35	175	—	(518) (1)	—	(3,990)	(2,423)
Other changes	—	—	4	—	—	—	—	—	5	9
At December 31, 2014	17	—	14,338	(69)	1,479	(37)	(1,578)	(86)	313	14,377
Distributions	—	—	(17)	—	—	—	—	—	(283)	(300)
Share-based compensation	—	—	80	—	—	—	—	—	—	80
Net profit	—	—	334	—	—	—	—	—	43	377
Initial public offering of 10 percent Ferrari N.V. (Note 3)	—	—	869	7	(4)	—	1	—	(7)	866
Other comprehensive income/(loss)	—	—	—	132	1,016	11	479	(19)	12	1,631
Other changes	—	—	(149)	—	1	—	—	—	85	(63)
At December 31, 2015	17	—	15,455	70	2,492	(26)	(1,098)	(105)	163	16,968
Capital increase	—	—	—	—	—	—	—	—	18	18
Mandatory Convertible Securities (Note 27)	2	—	(2)	—	—	—	—	—	—	—
Share-based compensation	—	—	98	—	—	—	—	—	—	98
Net profit	—	—	1,803	—	—	—	—	—	11	1,814
Other comprehensive income/(loss)	—	—	—	(182)	456	15	324	(128)	4	489
Other changes (2)	—	—	(42)	49	(36)	—	6	—	(11)	(34)
At December 31, 2016	€19	€—	€17,312	€(63)	€2,912	€(11)	€(768)	€(233)	€185	€19,353
_________________________
(1) Relates to the 41.5 percent interest in FCA US's re-measurement of defined benefit plans reserve of €1,248 million upon FCA's acquisition of the 41.5 percent remaining interest in FCA US previously not owned (Note 3, Scope of Consolidation).
(2) Amounts primarily relate to the reclassification of reserves for Ferrari as a result of Ferrari's classification as a discontinued operation for the year ended December 31, 2015 and the completion of the spin-off of Ferrari N.V. on January 3, 2016 as well as the distribution of the Group's 16.7 percent ownership interest in RCS MediaGroup S.p.A. in May 2016.
(3) Refer to Note 2, Basis of Preparation, for additional information on an adjustment to prior year balances.

The accompanying notes are an integral part of the Consolidated Financial Statements.

1. Principal Activities
On January 29, 2014, the Board of Directors of Fiat S.p.A. (“Fiat”) approved a proposed corporate reorganization resulting in the formation of Fiat Chrysler Automobiles N.V. and established Fiat Chrysler Automobiles N.V., organized in the Netherlands, as the parent of the Group with its principal executive offices located at 25 St. James's Street, London SW1A 1HA, United Kingdom. Fiat Chrysler Automobiles N.V. was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014 under the name Fiat Investments N.V.
On October 12, 2014, the cross-border legal merger of Fiat into its 100 percent owned direct subsidiary Fiat Investments N.V. (the “Merger”) became effective. The Merger, which took the form of a reverse merger, resulted in Fiat Investments N.V. being the surviving entity and was renamed Fiat Chrysler Automobiles N.V. (“FCA NV”). Fiat shareholders not voting in favor of the Merger were entitled to exercise cash exit rights (the “Cash Exit Rights”), which were exercised for a net aggregate cash disbursement of €417 million.
Unless otherwise specified, the terms “Group”, “FCA Group”, “Company” and “FCA”, refer to FCA, together with its subsidiaries and its predecessor prior to the completion of the Merger, or any one or more of them, as the context may require. Any references to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA NV prior to the Merger.
The Group and its subsidiaries, among which the most significant is FCA US LLC (“FCA US”), together with its subsidiaries, are engaged in the design, engineering, manufacturing, distribution and sale of automobiles and light commercial vehicles, engines, transmission systems, automotive-related components, metallurgical products and production systems. In addition, the Group is also involved in certain other activities, including services (mainly captive) and publishing, which represent an insignificant portion of the Group's business.
All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended. The Group’s financial information is presented in Euro. All references to “U.S. Dollars,” “U.S. Dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).

2. Basis of Preparation
Authorization of Consolidated Financial Statements and compliance with International Financial Reporting Standards
The Consolidated Financial Statements, together with notes thereto of FCA, at December 31, 2016 were authorized for issuance by the Board of Directors on February 28, 2017 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”) and part 9 of Book 2 of the Dutch Civil Code. The designation “IFRS” also includes International Accounting Standards (“IAS”) as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
Basis of Preparation
The Consolidated Financial Statements are prepared under the historical cost method, modified as required for the measurement of certain financial instruments, as well as on a going concern basis. In this respect, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1- Presentation of Financial Statements) exist about its ability to continue as a going concern.
For presentation of the Consolidated Income Statement, the Group uses a classification based on the function of expenses, rather than based on their nature, as it is more representative of the format used for internal reporting and management purposes and is consistent with international practice in the automotive sector.

Reclassifications and adjustment
As permitted by IAS 1 paragraph 60, the Group's Statement of Financial Position was previously presented using a mixed format for the presentation of current and non-current assets and liabilities. The investment portfolio of the financial services companies were included within current assets as the investments were realized in their normal operating cycle. However, the financial services structure of the Group did not allow for the separation of liabilities funding the financial services operations and those funding the industrial operations and as a result, the liabilities of the Group were not classified as current or non-current. Due to recent changes, including the spin-off of Ferrari and a different mix in the lending portfolio of financial services, whereby short-term dealer financing has continued to increase over time, we now believe that a fully classified Statement of Financial Position better depicts our consolidated operating cycle. The Statement of Financial Position at December 31, 2016 presents current and non-current assets and liabilities for all of the Group's activities. Assets and liabilities are classified as current if they are expected to be realized or settled within twelve months after the reporting period. All other assets and liabilities are classified as non-current. All prior period balances have been reclassified to conform to this presentation. In addition, certain line items within the prior periods' Statements of Financial Position have been reclassified to other line items. These reclassifications had no effect on the Group's consolidated results of operations, financial position or cash flows. The tables below summarize all changes from the prior period to the current period's presentation.
Additionally, during 2016, the Group recorded an adjustment to the amount of historical deferred tax assets. This adjustment originated in connection with the Group’s 2013 adoption of IAS 19 - Employee Benefits as revised. This adjustment resulted in a €329 million increase in deferred tax assets and retained earnings as of December 31, 2013 and an additional €242 million increase in deferred tax assets and retained earnings in 2014 in connection with the acquisition of the remaining Non-controlling interest of FCA US. As the underlying deferred tax assets are denominated in U.S. Dollars, the subsequent amounts in the Consolidated Statements of Financial Position fluctuate due to exchange differences. This adjustment had no effect on the Consolidated Income Statement and Consolidated Statement of Cash flows for any of the periods presented.

(€ million)
At December 31 2015 (as previously reported)		Adjustment	Reclass		Current		Non-Current		At December 31 2015 (as adjusted)
Assets										Assets
Goodwill and intangible assets with indefinite useful lives	€14,790	€—	€—		€—		€—		€14,790	Goodwill and intangible assets with indefinite useful lives
Other intangible assets	9,946	—	—		—		—		9,946	Other intangible assets
Property, plant and equipment	27,454	—	—		—		—		27,454	Property, plant and equipment
Investments accounted for using the equity method	1,658	—	—		—		—		1,658	Investments accounted for using the equity method
Other investments and financial assets	584	—	—		—		140		724	Other financial assets
Deferred tax assets	3,343	713	—		—		—		4,056	Deferred tax assets
	—	—	—		—		485	c	485	Other receivables
	—	—	—		—		98		98	Tax receivables
	—	—	—		—		325	c	325	Accrued income and prepaid expenses
Other non-current assets	176	—	—		—		—		176	Other non-current assets
Total Non-current assets	57,951	713	—		—		1,048		59,712	Total Non-current assets
Inventories	11,351	—	—		—		—		11,351	Inventories
Assets sold with a buy-back commitment	1,881	—	—		—		—		1,881	Assets sold with a buy-back commitment
Trade receivables	2,668	—	3,907	a	—		—		6,575	Trade and other receivables
Receivables from financing activities	2,006	—	(1,778)	a	(228)	c	—		—
Current tax receivables	405	—	—		(98)		—		307	Tax receivables
	—	—	367	a	—		—		367	Accrued income and prepaid expenses
Other current assets	3,078	—	(2,496)	a	(582)	c	—		—
Current investments	48	—	(48)	b	—		—		—
Current securities	482	—	(482)	b	—		—		—
Other financial assets	853	—	530	b	(140)		—		1,243	Other financial assets
Cash and cash equivalents	20,662	—	—		—		—		20,662	Cash and cash equivalents
Assets held for sale	5	—	—		—		—		5	Assets held for sale
Assets held for distribution	3,650	—	—		—		—		3,650	Assets held for distribution
Total Current assets	47,089	—	—		(1,048)		—		46,041	Total Current assets
Total Assets	€105,040	€713	€—		€(1,048)		€1,048		€105,753	Total Assets
Equity and liabilities										Equity and liabilities
Equity										Equity
Equity attributable to owners of the parent	€16,092	€713	€—		€—		€—		€16,805	Equity attributable to owners of the parent
Non-controlling interest	163	—	—		—		—		163	Non-controlling interest
Total Equity	16,255	713	—		—		—		16,968	Total Equity
Liabilities										Liabilities
	—	—	—		—		20,418		20,418	Long-term debt
Employee benefits	10,064	—	—		—		(658)		9,406	Employee benefits liabilities
Other provisions	13,792	—	—		—		(8,112)		5,680	Provisions
	—	—	—		—		307		307	Other financial liabilities
Deferred tax liabilities	156	—	—		—		—		156	Deferred tax liabilities
	—	—	—		—		31		31	Tax payables
	—	—	—		—		3,183		3,183	Other liabilities
	—	—	—		—		15,169		39,181	Total Non-current liabilities
	—	—	—		658		—		658	Employee benefits liabilities
	—	—	—		8,112		—		8,112	Provisions
Debt	27,786	—	—		(20,418)		—		7,368	Short term debt and current portion of long-term debt
Other financial liabilities	736	—	—		(307)		—		429	Other financial liabilities
Other current liabilities	10,930	—	—		(3,183)		—		7,747	Other liabilities
Current tax payables	272	—	—		(31)		—		241	Tax payables
Trade payables	21,465	—	—		—		—		21,465	Trade payables
Liabilities held for distribution	3,584	—	—		—		—		3,584	Liabilities held for distribution
	—	—	—		(15,169)		—		49,604	Total Current liabilities
Total Equity and liabilities	€105,040	€713	€—		€(15,169)		€15,169		€105,753	Total Equity and liabilities
__________________________
(a) Amounts reclassified to/from Trade receivables
(b) Amounts reclassified to/from Other financial assets
(c) Amounts for Accrued income and prepaid expenses & Other receivables are presented separately; amounts are also classified based on whether they will be realized or settled within twelve months after the reporting date

(€ million)
At December 31 2014 (as previously reported)		Adjustment	Reclass		Current		Non-Current		At December 31 2014 (as adjusted)
Assets										Assets
Goodwill and intangible assets with indefinite useful lives	€14,012	€—	€—		€—		€—		€14,012	Goodwill and intangible assets with indefinite useful lives
Other intangible assets	8,835	—	—		—		—		8,835	Other intangible assets
Property, plant and equipment	26,408	—	—		—		—		26,408	Property, plant and equipment
Investments accounted for using the equity method	1,471	—	—		—		—		1,471	Investments accounted for using the equity method
Other investments and financial assets	549	—	—		—		151		700	Other financial assets
Deferred tax assets	3,547	639	—		—		—		4,186	Deferred tax assets
	—	—	—		—		1,000	c	1,000	Other receivables
	—	—	—		—		44		44	Tax receivables
	—	—	—		—		206	c	206	Accrued income and prepaid expenses
Other non-current assets	114	—	—		—		—		114	Other non-current assets
Total Non-current assets	54,936	639	—		—		1,401		56,976	Total Non-current assets
Inventories	10,449	—	—		—		—		10,449	Inventories
Assets sold with a buy-back commitment	2,018	—	—		—		—		2,018	Assets sold with a buy-back commitment
Trade receivables	2,564	—	5,089	a	—		—		7,653	Trade and other receivables
Receivables from financing activities	3,843	—	(3,013)	a	(830)	c	—		—
Current tax receivables	328	—	—		(44)		—		284	Tax receivables
	—	—	309	a	—		—		309	Accrued income and prepaid expenses
Other current assets	2,761	—	(2,385)	a	(376)	c	—		—
Current investments	36	—	(36)	b	—		—		—
Current securities	210	—	(210)	b	—		—		—
Other financial assets	515	—	246	b	(151)		—		610	Other financial assets
Cash and cash equivalents	22,840	—	—		—		—		22,840	Cash and cash equivalents
Assets held for sale	10	—	—		—		—		10	Assets held for sale
Total Current assets	45,574	—	—		(1,401)		—		44,173	Total Current assets
Total Assets	€100,510	€639	€—		€(1,401)		€1,401		€101,149	Total Assets
Equity and liabilities										Equity and liabilities
Equity										Equity
Equity attributable to owners of the parent	€13,425	€639	€—		€—		€—		€14,064	Equity attributable to owners of the parent
Non-controlling interest	313	—	—		—		—		313	Non-controlling interest
Total Equity	13,738	639	—		—		—		14,377	Total Equity
Liabilities										Liabilities
	—	—	—		—		26,014		26,014	Long-term debt
Employee benefits	9,592	—	—		—		(688)		8,904	Employee benefits liabilities
Other provisions	10,780	—	—		—		(6,069)		4,711	Provisions
Other financial liabilities	—	—	—		—		169		169	Other financial liabilities
Deferred tax liabilities	233	—	—		—		—		233	Deferred tax liabilities
	—	—	—		—		50		50	Tax payables
	—	—	—		—		3,306		3,306	Other liabilities
	—	—	—		—		22,782		43,387	Total Non-current liabilities
	—	—	—		688		—		688	Employee benefits liabilities
	—	—	—		6,069		—		6,069	Provisions
Debt	33,724	—	—		(26,014)		—		7,710	Short term debt and current portion of long-term debt
Other financial liabilities	748	—	—		(169)		—		579	Other financial liabilities
Other current liabilities	11,495	—	—		(3,306)		—		8,189	Other liabilities
Current tax payables	346	—	—		(50)		—		296	Tax payables
Trade payables	19,854	—	—		—		—		19,854	Trade payables
	—	—	—		(22,782)		—		43,385	Total Current liabilities
Total Equity and liabilities	€100,510	€639	€—		€(22,782)		€22,782		€101,149	Total Equity and liabilities
______________________________________
(a) Amounts reclassified to/from Trade receivables
(b) Amounts reclassified to/from Other financial assets
(c) Amounts for Accrued income and prepaid expenses & Other receivables are presented separately; amounts are also classified based on whether they will be realized or settled within twelve months after the reporting date

For the year ended December 31, 2016, the Group is no longer presenting the separate line item Other income/(expenses) within the Consolidated Income Statement. All amounts previously reported within the Other income/(expenses) line item have been reclassified into Selling, general and other costs within the Consolidated Income Statements for the years ended December 31, 2015 (other income of €152 million) and 2014 (other expenses of €26 million). This reclassification had no effect on the Group's consolidated results of operations, financial position or cash flows.
Significant Accounting Policies
Basis of Consolidation
Subsidiaries
Subsidiaries are entities over which the Group has control. Control is achieved when the Group has power over the investee, when it is exposed to, or has rights to, variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are consolidated on a line by line basis from the date which control is achieved by the Group. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
The Group recognizes a non-controlling interest in the acquiree on a transaction-by-transaction basis, either at fair value or at the non-controlling interest’s share of the recognized amounts of the acquiree’s identifiable net assets. Net profit or loss and each component of Other comprehensive income/(loss) are attributed to Equity attributable to owners of the parent and to Non-controlling interests. Total comprehensive income/(loss) of subsidiaries is attributed to Equity attributable to the owners of the parent and to the non-controlling interest even if this results in a deficit balance in Non-controlling interests.
Changes in the Group’s ownership interests in a subsidiary that do not result in the Group losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Equity attributable to owners of the parent and Non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the carrying amount of the non-controlling interests and the fair value of the consideration paid or received in the transaction is recognized directly in the Equity attributable to the owners of the parent.
Subsidiaries are deconsolidated from the date which control ceases. When the Group ceases to have control over a subsidiary, it derecognizes the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts, derecognizes the carrying amount of non-controlling interests in the former subsidiary and recognizes the fair value of any consideration received from the transaction. Any retained interest in the former subsidiary is then remeasured to its fair value.
All intra-group balances and transactions and any unrealized gains and losses arising from intra-group transactions are eliminated in preparing the Consolidated Financial Statements.
Interests in Joint Ventures and Associates
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.
An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investees but does not have control or joint control over those policies.
Joint ventures and associates are accounted for using the equity method of accounting from the date joint control and significant influence is obtained. On acquisition of the investment, any excess of the cost of the investment and the Group’s share of the net fair value of the investee’s identifiable assets and liabilities is recognized as goodwill and is included in the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the Group’s share of the investee’s profit/(loss) in the acquisition period.

Under the equity method, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the profit/(loss) and other comprehensive income/(loss) of the investee. The Group’s share of the investee’s profit/(loss) is recognized in the Consolidated Income Statement. Distributions received from an investee reduce the carrying amount of the investment. Post-acquisition movements in Other comprehensive income/(loss) are recognized in Other comprehensive income/(loss) with a corresponding adjustment to the carrying amount of the investment.
Unrealized gains on transactions between the Group and its joint ventures and associates are eliminated to the extent of the Group’s interest in the joint venture or associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
When the Group’s share of the losses of a joint venture or associate exceeds the Group’s interest in that joint venture or associate, the Group discontinues recognizing its share of further losses. Additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.
The Group discontinues the use of the equity method from the date the investment ceases to be an associate or a joint venture, or when it is classified as available-for-sale.
Interests in Joint Operations
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
When the Group undertakes its activities under joint operations, it recognizes its related interest in the joint operation including: (i) its assets, including its share of any assets held jointly, (ii) its liabilities, including its share of any liabilities incurred jointly, (iii) its revenue from the sale of its share of the output arising from the joint operation, (iv) its share of the revenue from the sale of the output by the joint operation and (v) its expenses, including its share of any expenses incurred jointly.
Assets held for sale, Assets held for distribution and Discontinued Operations
Pursuant to IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset or disposal group and the sale is highly probable, with the sale occurring within one year from the date of classification.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented separately in the Consolidated Statement of Financial Position. Non-current assets and disposal groups are not classified as held for sale within the comparative period presented for the Consolidated Statement of Financial Position.
A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale and (i) represents either a separate major line of business or a geographical area of operations, (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (iii) is a subsidiary acquired exclusively with a view to resell and the disposal involves loss of control.
Classification as a discontinued operation occurs upon disposal or when the asset or disposal group meets the criteria to be classified as held for sale, if earlier. When the asset or disposal group is classified as a discontinued operation, the comparative information is reclassified within the Consolidated Income Statement as if the asset or disposal group had been discontinued from the start of the earliest comparative period presented.

The classification, presentation and measurement requirements of IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations also apply to an asset or disposal group that is classified as held for distribution to owners, whereby there must be commitment to the distribution, the asset or disposal group must be available for immediate distribution and the distribution must be highly probable.

Foreign currency
The functional currency of the Group’s entities is the currency of their respective primary economic environment. In individual companies, transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the date of the Consolidated Statement of Financial Position. Exchange differences arising on the settlement of monetary items, or on reporting monetary items at rates different from those initially recorded, are recognized in the Consolidated Income Statement.
All assets and liabilities of foreign consolidated companies with a functional currency other than the Euro are translated using the closing rates at the date of the Consolidated Statement of Financial Position. Income and expenses are translated into Euro at the average exchange rate for the period. Translation differences resulting from the application of this method are classified within Other comprehensive income/(loss) until the disposal of the subsidiary. Average exchange rates for the period are used to translate the cash flows of foreign subsidiaries in preparing the Consolidated Statement of Cash Flows.
The principal exchange rates used to translate other currencies into Euro were as follows:

	2016		2015		2014
	Average	At December 31	Average	At December 31	Average	At December 31
U.S. Dollar	1.107	1.054	1.109	1.089	1.329	1.214
Brazilian Real	3.857	3.431	3.699	4.312	3.121	3.221
Chinese Renminbi	7.352	7.320	6.972	7.061	8.187	7.536
Canadian Dollar	1.466	1.419	1.418	1.512	1.466	1.406
Mexican Peso	20.664	21.772	17.611	18.915	17.657	17.868
Polish Zloty	4.363	4.410	4.184	4.264	4.184	4.273
Argentine Peso	16.327	16.707	10.271	14.136	10.782	10.382
Pound Sterling	0.819	0.856	0.726	0.734	0.806	0.779
Swiss Franc	1.090	1.074	1.068	1.084	1.215	1.202
Intangible assets
Goodwill
Goodwill represents the excess of the fair value of consideration paid over the fair value of net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, Goodwill is measured at cost less any accumulated impairment losses.
Intangible assets with indefinite useful lives
Intangible assets with indefinite useful lives consist principally of brands which have no legal, contractual, competitive, economic, or other factors that limit their useful lives. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired.

Development expenditures
Development expenditures for vehicle production and related components, engines and production systems are recognized as an asset if both of the following conditions within IAS 38 – Intangible assets are met: (i) that development expenditure can be measured reliably and (ii) that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development expenditures include all direct and indirect costs that may be directly attributed to the development process. All other development expenditures are expensed as incurred.
Capitalized development expenditures are amortized on a straight-line basis from the beginning of production over the expected life cycle of the models (generally 5-6 years) or powertrains developed (generally 10-12 years).
Property, plant and equipment
Cost
Property, plant and equipment is initially recognized at cost and includes the purchase price, any costs directly attributable to bringing the assets to the location and condition necessary to be capable of operating in the manner intended by management and any initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Self-constructed assets are initially recognized at production cost. Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized in the Consolidated Income Statement.
Assets held under finance leases, which provide the Group with substantially all the risks and rewards of ownership, are recognized as assets of the Group at their fair value or at the present value of the minimum lease payments, if lower. The corresponding liability to the lessor is included in the Consolidated Statement of Financial Position within Debt.
During years ended December 31, 2016, 2015 and 2014, the assets were depreciated on a straight-line basis over their estimated useful lives using the following rates:

Depreciation rates
Buildings	3% - 8%
Plant, machinery and equipment	3% - 33%
Other assets	5% - 33%
Leases under which the lessor retains substantially all the risks and rewards of ownership of the leased assets are classified as operating leases. Operating lease expenditures are expensed on a straight-line basis over the respective lease term.
Borrowing Costs
Borrowing costs that are directly attributable to the acquisition, construction or production of property, plant or equipment or an intangible asset that is deemed to be a qualifying asset as defined in IAS 23 - Borrowing Costs are capitalized. The amount of borrowing costs eligible for capitalization corresponds to the actual borrowing costs incurred during the period, less any investment income on the temporary investment of any borrowed funds not yet used. The amount of borrowing costs capitalized at December 31, 2016 and 2015 was €244 million and €286 million, respectively.
Impairment of long-lived assets
At the end of each reporting period, the Group assesses whether there is any indication that its finite-lived intangible assets (including capitalized development expenditures) and its property, plant and equipment may be impaired.

If indications of impairment are present, the carrying amount of the asset is reduced to its recoverable amount which is the higher of fair value less costs to sell and its value in use. The recoverable amount is determined for the individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the asset is tested as part of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In assessing the value in use of an asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. An impairment loss is recognized if the recoverable amount is lower than the carrying amount.
When an impairment loss for assets no longer exists or has decreased, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had, no impairment loss been recognized. The reversal of an impairment loss is recognized in the Consolidated Income Statement. Refer to the section —Use of Estimates below for additional information.
Financial assets and liabilities
Financial assets, as defined in IAS 39 – Financial Instruments: Recognition and Measurement, primarily include trade receivables, receivables from financing activities, securities that represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents (which include available-for-sale, held-for-trading and held-to-maturity securities), investments in other companies, derivative financial instruments, as well as Cash and cash equivalents.
Cash and cash equivalents include cash at banks, units in money market funds and other money market securities, primarily comprised of commercial paper and certificate of deposits that are readily convertible into cash, with original maturities of three months or less at the date of purchase. Cash and cash equivalents are subject to an insignificant risk of changes in value, and consist of balances across various primary national and international money market instruments. Money market funds consist of investments in high quality, short-term, diversified financial instruments which can generally be liquidated on demand.
Financial liabilities primarily consist of Debt, Derivative financial instruments, Trade payables and Other liabilities.
Measurement
Financial assets are recognized on the basis of the settlement date and, on initial recognition, are measured at acquisition cost, including transaction costs. Subsequent to initial recognition, available-for-sale and held-for-trading securities are measured at fair value. When market prices are not directly available, the fair value of available-for-sale and held-for trading securities is measured using appropriate valuation techniques (e.g. discounted cash flow analysis based on market information available at the balance sheet date).
Gains and losses on available-for-sale securities are recognized in Other comprehensive income/(loss) until the financial asset is disposed of or is impaired. When the asset is disposed of, the cumulative gains or losses, including those previously recognized in Other comprehensive income/(loss), are reclassified to the Consolidated Income Statement during the period and are recognized within Net financial expenses. Gains and losses arising from changes in the fair value of held-for-trading securities are recognized in the Consolidated Income Statement. When the asset is impaired, the losses are recognized in the Consolidated Income Statement.
Loans and receivables which are not held by the Group for trading (loans and receivables originating in the ordinary course of business) and held-to-maturity securities are measured, to the extent that they have a fixed term, at amortized cost, using the effective interest method. When these financial assets do not have a fixed term, they are measured at acquisition cost. Receivables with maturities of over one year which bear no interest, or have an interest rate significantly lower than market rates, are discounted using market rates. Assessments are made regularly as to whether there is any objective evidence that the asset or group of assets may be impaired. If any such evidence exists, the impairment loss is recognized in the Consolidated Income Statement.

Investments in other companies are measured at fair value. Equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost, less any impairment losses. For investments classified as available-for-sale, gains or losses arising from changes in fair value are recognized in Other comprehensive income/(loss) until the assets are sold or are impaired, at which time, the cumulative Other comprehensive income/(loss) is recognized in the Consolidated Income Statement. Gains and losses arising from changes in the fair value of held-for-trading investments are recognized in the Consolidated Income Statement. Investments in other companies for which fair value is not available are stated at cost less any impairment losses. Dividends received are included in Other income from investments.
Except for derivative financial instruments, which are described in more detail below, financial liabilities are measured at amortized cost using the effective interest method.
Derivative financial instruments
Derivative financial instruments are used for economic hedging purposes in order to reduce currency, interest rate and market price risks (primarily related to commodities and securities). In accordance with IAS 39 - Financial Instruments: Recognition and Measurement, derivative financial instruments are recognized on the basis of the settlement date and, on initial recognition, are measured at acquisition cost, including transaction costs. Subsequent to initial recognition, all derivative financial instruments are measured at fair value. Furthermore, derivative financial instruments qualify for hedge accounting only when there is formal designation and documentation of the hedging relationship at inception of the hedge, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which it is designated.
When derivative financial instruments qualify for hedge accounting, the following accounting treatments apply:

•
Fair value hedges – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect the Consolidated Income Statement, the gain or loss from remeasuring the hedging instrument at fair value is recognized in the Consolidated Income Statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the Consolidated Income Statement.

•
Cash flow hedges – Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the Consolidated Income Statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in Other comprehensive income/(loss). The cumulative gain or loss is reclassified from Other comprehensive income/(loss) to the Consolidated Income Statement at the same time as the economic effect arising from the hedged item that affects the Consolidated Income Statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the Consolidated Income Statement immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in Other comprehensive income/(loss) and is recognized in the Consolidated Income Statement at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in Other comprehensive income/(loss) is recognized in the Consolidated Income Statement immediately.

•
Hedges of a net investment – If a derivative financial instrument is designated as a hedging instrument for a net investment in a foreign operation, the effective portion of the gain or loss on the derivative financial instrument is recognized in Other comprehensive income/(loss). The cumulative gain or loss is reclassified from Other comprehensive income/(loss) to the Consolidated Income Statement upon disposal of the foreign operation.

If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in the Consolidated Income Statement.
Refer to Note 16, Derivative financial assets and liabilities for additional information on the Group's derivative financial instruments.

Transfers of financial assets
The Group derecognizes financial assets when the contractual rights to the cash flows arising from the asset are no longer held or if it transfers substantially all the risks and rewards of ownership of the financial asset. On derecognition of financial assets, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in the Consolidated Income Statement.
The Group transfers certain of its financial, trade and tax receivables, mainly through factoring transactions. Factoring transactions may be either with recourse or without recourse. Certain transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables) requiring first loss cover, whereby the transferor has priority participation in the losses, or requires a significant exposure to the variability of cash flows arising from the transferred receivables to be retained. These types of transactions do not meet the requirements of IAS 39 – Financial Instruments: Recognition and Measurement, for the derecognition of the assets since the risks and rewards connected with ownership of the financial asset are not transferred, and accordingly the Group continues to recognize these receivables within the Consolidated Statement of Financial Position and recognizes a financial liability for the same amount under Asset-backed financing, which is included within Debt. The gains and losses arising from the transfer of these receivables are recorded only when they are derecognized.
Inventories
Inventories of raw materials, semi-finished products and finished goods are stated at the lower of cost and net realizable value, with cost being determined on a first-in, first-out (“FIFO”) basis. The measurement of Inventories includes the direct cost of materials and labor as well as indirect costs (variable and fixed). A provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs for sale and distribution.
The measurement of production systems construction contracts is based on the stage of completion determined as the proportion of cost incurred at the balance sheet date over the estimated total contract cost. These items are presented net of progress billings received from customers. Any losses on such contracts are recorded in the Consolidated Income Statement when they are known.
Employee benefits
Defined contribution plans
Costs arising from defined contribution plans are expensed as incurred.
Defined benefit plans
The Group’s net obligations are determined separately for each plan by estimating the present value of future benefits that employees have earned and deducting the fair value of any plan assets. The present value of defined benefit obligations are measured using actuarial techniques and actuarial assumptions that are unbiased, mutually compatible and attribute benefits to periods in which the obligation to provide post-employment benefits arise by using the Projected Unit Credit Method. Plan assets are recognized and measured at fair value.
When the net obligation is a potential asset, the recognized amount is limited to the present value of any economic benefits available in the form of future refunds or reductions in future contributions to the plan (asset ceiling).
The components of the defined benefit cost are recognized as follows:

•
service cost is recognized in the Consolidated Income Statement by function and presented in the relevant line items (Cost of revenues, Selling, general and other costs and Research and development costs);

•
net interest on the defined benefit liability or asset is recognized in the Consolidated Income Statement within Net financial expenses and is determined by multiplying the net liability/(asset) by the discount rate used to discount obligations taking into account the effect of contributions and benefit payments made during the year; and

•
re-measurement components of the net obligations, which comprise actuarial gains and losses, the return on plan assets (excluding interest income recognized in the Consolidated Income Statement) and any change in the effect of the asset ceiling are recognized immediately in Other comprehensive income/(loss). These re-measurement components are not reclassified to the Consolidated Income Statement in a subsequent period.

Past service costs arising from plan amendments and curtailments and gains and losses on the settlement of a plan are recognized immediately in the Consolidated Income Statement.
Other long term employee benefits
The Group’s obligations represent the present value of future benefits that employees have earned in return for their service. Re-measurement components on other long term employee benefits are recognized in the Consolidated Income Statement in the period in which they arise.
Share-based compensation
We have various compensation plans that provide for the granting of share-based compensation to certain employees and directors. Share-based compensation plans are accounted for in accordance with IFRS 2 - Share-based Payment, which requires the recognition of share-based compensation expense based on fair value. Compensation expense for equity-classified awards is measured at the grant date based on the fair value of the award and using the Monte Carlo simulation model, which requires the input of subjective assumptions, including the expected volatility of our common stock, interest rates and a correlation coefficient between our common stock and the relevant market index. For those awards with post-vesting contingencies, we apply an adjustment to account for the probability of meeting the contingencies.
Management uses its best estimates incorporating both publicly observable data and discounted cash flow methodologies in the measurement of fair value for liability-classified awards, which are remeasured to fair value at each balance sheet date until the award is settled.
Compensation expense is recognized over the vesting period with an offsetting increase to equity or other liabilities depending on the nature of the award. Share-based compensation expense related to plans with graded vesting are recognized using the graded vesting method. Share-based compensation expense is recognized within Selling, general and other costs within the Consolidated Income Statement.
Revenue recognition
Revenue from sale of vehicles and service parts is recognized if it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be reliably measured. Revenue is recognized when the risks and rewards of ownership are transferred to our customers, the sales price is agreed or determinable and collectability is reasonably assured. For vehicles, this generally corresponds to the date when the vehicles are made available to dealers or distributors, or when the vehicles are released to the carrier responsible for transporting vehicles to dealers or distributors. Revenue from the sale of vehicles, which subsequent to the sale become subject to the issuance of a residual value guarantee to an independent financing provider, is recognized consistent with the timing noted above, provided that significant risks related to the vehicle have been transferred to our customers. At that same time, a provision is made for the estimated residual value risk. Revenues are recognized net of discounts, including but not limited to, sales incentives and customer bonuses. The estimated costs of sales incentive programs include incentives offered to dealers and retail customers, and granting of retail financing at a significant discount to market interest rates. These costs are recognized at the time of the sale of the vehicle.

New vehicle sales with a buy-back commitment, or through the Guarantee Depreciation Program (“GDP”) under which the Group guarantees the residual value, or otherwise assumes responsibility for the minimum resale value of the vehicle, are not recognized at the time of delivery but are accounted for similar to an operating lease. Rental income is recognized over the contractual term of the lease on a straight-line basis. At the end of the lease term, the Group recognizes revenue for the portion of the vehicle sales price which had not been previously recognized as rental income and recognizes the remainder of the cost of the vehicle within Cost of revenues.
Revenue from services contracts, separately-priced extended warranty and from construction contracts is recognized over the contract period in proportion to the costs expected to be incurred based on historical information. A loss on these contracts is recognized if the sum of the expected costs for services under the contract exceeds unearned revenue.
Cost of revenues
Cost of revenues comprises expenses incurred in the manufacturing and distribution of vehicles and parts, of which the cost of materials and components are the most significant. The remaining costs primarily include labor costs, consisting of direct and indirect wages, depreciation of property, plant and equipment and amortization of other intangible assets relating to production and transportation costs. In addition, expenses which are directly attributable to the financial services companies, including interest expense related to their financing as a whole and provisions for risks and write-downs of assets, are recorded within Cost of revenues (€77 million, €115 million and €155 million for the years ended December 31, 2016, 2015 and 2014, respectively). Cost of revenues also included €384 million, €432 million and €160 million related to the decrease in value for assets sold with buy-back commitments for the years ended December 31, 2016, 2015 and 2014, respectively. In addition, estimated costs related to product warranty and recall campaigns are recorded within Cost of revenues (refer to the section —Use of Estimates below for further information).
Government Grants
Government grants are recognized in the Consolidated Financial Statements when there is reasonable assurance of the Group's compliance with the conditions for receiving such grants and that the grants will be received. Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to offset.
The benefit of a government loan at a below-market rate of interest is treated as a government grant. The benefit of the below-market rate of interest is measured as the difference between the initial carrying amount of the loan (fair value plus transaction costs) and the proceeds received, and it is accounted for in accordance with the policies used for the recognition of government grants.
Taxes
Income taxes include all taxes based on the taxable profits of the Group. Current and deferred taxes are recognized as a benefit or expense and are included in the Consolidated Income Statement for the period, except tax arising from (i) a transaction or event which is recognized, in the same or a different period, either in Other comprehensive income/(loss) or directly in Equity, or (ii) a business combination.
Deferred taxes are accounted for under the full liability method. Deferred tax liabilities are recognized for all taxable temporary differences between the carrying amounts of assets or liabilities and their tax base, except to the extent that the deferred tax liabilities arise from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, unless the deferred tax assets arise from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.
Deferred tax assets and liabilities are measured at the substantively enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to the period when the asset is realized or liability is settled.

The Group recognizes deferred tax liabilities associated with the existence of a subsidiary’s undistributed profits, except when it is able to control the timing of the reversal of the temporary difference, and it is probable that this temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets associated with the deductible temporary differences on investments in subsidiaries only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
Deferred tax assets relating to the carry-forward of unused tax losses and tax credits as well as those arising from deductible temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized. The Group reassesses unrecognized deferred tax assets at the end of each year and recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Current income taxes and deferred taxes are offset when they relate to the same taxation authority and there is a legally enforceable right of offset. Other taxes not based on income, such as property taxes and capital taxes, are included within Selling, general and other costs.
Fair Value Measurement
Fair value for measurement and or disclosure purposes is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using a valuation technique. Fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability; or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.
The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. In estimating fair value, we use market-observable data to the extent it is available. When market-observable data is not available, we use valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
IFRS 13 - Fair Value Measurement establishes a hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.
Levels used in the hierarchy are as follows:

•
Level 1 inputs include quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date. Level 1 primarily consists of financial instruments such as cash and cash equivalents and certain available-for-sale and held-for-trading securities.

•
Level 2 inputs include those which are directly or indirectly observable as of the measurement date. Level 2 instruments include commercial paper and non-exchange-traded derivatives such as over-the-counter currency and commodity forwards, swaps and option contracts, which are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for similar instruments in active markets, quoted prices for identical or similar inputs not in active markets, and observable inputs.

•
Level 3 inputs are unobservable from objective sources in the market and reflect management judgment about the assumptions market participants would use in pricing the instruments. Instruments in this category include non-exchange-traded derivatives such as over-the-counter commodity option and swap contracts.

Refer to Note 23, Fair value measurement, for additional information on fair value measurements.

Use of Estimates
The Consolidated Financial Statements are prepared in accordance with IFRS which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions are based on elements that are known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant.
The estimates and underlying assumptions are reviewed periodically and continuously by the Group. Actual results could differ from the estimates, which would require adjustment accordingly. The effects of any changes in estimates are recognized in the Consolidated Income Statement in the period in which the adjustment is made, or in future periods.
The items requiring estimates for which there is a risk that a material difference may arise in respect of the carrying amounts of assets and liabilities in the future are discussed below.
Employee Benefits
The Group provides post-employment benefits for certain of its active employees and retirees, which vary according to the legal, fiscal and economic conditions of each country in which the Group operates and may change periodically. The plans are classified by the Group on the basis of the type of benefit provided as follows: pension benefits, health care and life insurance plans, and other post-employment benefits.
Group companies provide certain post-employment benefits, such as pension or health care benefits, to their employees under defined contribution plans whereby the Group pays contributions to public or private insurance plans on a legally mandatory, contractual, or voluntary basis. The Group recognizes the cost for defined contribution plans over the period in which the employee renders service and classifies this by function within Cost of revenues, Selling, general and other costs and Research and development costs in the Consolidated Income Statement.
Pension plans
The Group sponsors both non-contributory and contributory defined benefit pension plans primarily in the U.S. and Canada. The majority of the plans are funded plans. The non-contributory pension plans cover certain hourly and salaried employees and the benefits are based on a fixed rate for each year of service. Additionally, contributory benefits are provided to certain salaried employees under the salaried employees’ retirement plans. These plans provide benefits based on the employee’s cumulative contributions, years of service during which the employee contributions were made and the employee’s average salary during the five consecutive years in which the employee’s salary was highest in the 15 years preceding retirement or the freeze of such plans, as applicable.
The Group’s defined benefit pension plans are accounted for on an actuarial basis, which requires the use of estimates and assumptions to determine the net liability or net asset. The Group estimates the present value of the projected future payments to all participants taking into consideration parameters of a financial nature such as discount rates, the rates of salary increases and the likelihood of potential future events estimated by using demographic assumptions, which may have an effect on the amount and timing of future payments, such as mortality, dismissal and retirement rates, which are developed to reflect actual and projected plan experience. Mortality rates are developed using our plan-specific populations, recent mortality information published by recognized experts in this field, primarily the U.S. Society of Actuaries and the Canadian Institute of Actuaries, and other data where appropriate to reflect actual and projected plan experience. The expected amount and timing of contributions is based on an assessment of minimum funding requirements. From time to time contributions are made beyond those that are legally required.

In 2013, we amended our U.S. and Canada defined benefit plans for salaried employees. The amendments ceased future benefit accruals effective December 31, 2013 for the U.S. and December 31, 2014 for Canada. Accordingly, future salary increases and inflation do not impact the U.S. and Canada defined benefit obligations.
Plan obligations and costs are based on existing retirement plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the Group is presently committed are not made. Significant differences in actual experience or significant changes in the following key assumption may affect the pension obligations and pension expense:

•
Discount rates. Our discount rates are based on yields of high-quality (AA-rated) fixed income investments for which the timing and amounts of maturities match the timing and amounts of the projected benefit payments.

The effects of actual results differing from assumptions and of amended assumptions are included in Other comprehensive income/(loss). The weighted average discount rates used to determine the benefit obligation for the defined benefit obligation for the defined benefit plans were 4.33 percent and 4.44 percent at December 31, 2016 and 2015, respectively.
At December 31, 2016, the effect on the defined benefit obligation of the indicated decrease or increase in the discount rate holding all other assumptions constant was as follows:

Effect on pension benefit obligation
( € million)
10 basis point decrease in discount rate	341
10 basis point increase in discount rate	(332)
Refer to Note 19, Employee benefits liabilities, for additional information on the Group’s pension plans.
Other post-employment benefits
The Group provides health care, legal, severance, indemnity life insurance benefits and other postretirement benefits to certain hourly and salaried employees. Upon retirement, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically.
These postretirement employee benefits (or “OPEB”) are accounted for on an actuarial basis, which requires the selection of various assumptions. The estimation of the Group’s obligations, costs and liabilities associated with OPEB requires the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events estimated by using demographic assumptions, which may have an effect on the amount and timing of future payments, such as mortality, dismissal and retirement rates, which are developed to reflect actual and projected plan experience, as well as legal requirements for retirement in respective countries. Mortality rates are developed using our plan-specific populations, recent mortality information published by recognized experts in this field and other data where appropriate to reflect actual and projected plan experience.
Plan obligations and costs are based on existing plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the Group is presently committed are not made.
Significant differences in actual experience or significant changes in the following key assumptions may affect the OPEB obligation and expense:

•
Discount rates. Our discount rates are based on yields of high-quality (AA-rated) fixed income investments for which the timing and amounts of maturities match the timing and amounts of the projected benefit payments.

•	Health care cost trends. The Group’s health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends.

At December 31, 2016, the effect of the indicated decreases or increases in the key assumptions affecting the health care, life insurance plans and severance indemnity in Italy (trattamento di fine rapporto or “TFR”), holding all other assumptions constant, is shown below:

	Effect on health care and life insurance benefit obligation	Effect on the TFR benefit obligation
	(€ million)
10 basis point / (100 basis point for TFR) decrease in discount rate	32	64
10 basis point / (100 basis point for TFR) increase in discount rate	(31)	(56)
100 basis point decrease in health care cost trend rate	(50)	—
100 basis point increase in health care cost trend rate	60	—
Refer to Note 19, Employee benefits liabilities, for additional information on the Group’s Other post-employment benefits.
Recoverability of non-current assets with definite useful lives
Non-current assets with definite useful lives include property, plant and equipment, intangible assets and assets held for sale. Intangible assets with definite useful lives mainly consist of capitalized development expenditures related to the NAFTA and EMEA segments. The Group periodically reviews the carrying amount of non-current assets with definite useful lives when events or circumstances indicate that an asset may be impaired.
During the year ended December 31, 2016, impairment losses totaling €195 million were recognized. The most significant component of this impairment loss related to the impairment of capitalized development expenditures for the locally produced Fiat Viaggio and Ottimo vehicles as a result of the Group's capacity realignment to SUV production in China. The impairment test compared the carrying amount of the assets included in the respective cash generating units (“CGUs”) (comprising property, plant and equipment and capitalized development expenditures) to the assets' value in use, which was determined not to be materially different from their fair value, and was determined using a discounted cash flow methodology. The value in use of the CGUs, which was based primarily on unobservable inputs, was determined using pre-tax estimated future cash flows attributable to the CGUs that were discounted using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the CGUs. As a result of completing the impairment test, it was determined that the carrying amount of the CGUs exceeded the capitalized development expenditures' value in use which resulted in an impairment charge of €90 million. In addition, due to the continued deterioration of the economic conditions in Venezuela, an impairment test which compared the carrying amount of certain of FCA Venezuela's assets to their fair value using a market approach, resulted in an impairment charge of €43 million.
During the year ended December 31, 2015, impairment losses totaling €713 million were recognized. The most significant component of this impairment loss related to the decision taken by the Group during the fourth quarter of 2015 to realign a portion of its manufacturing capacity in the NAFTA region, as part of the plan to improve NAFTA margins and to better meet market demand for Ram pickup trucks and Jeep vehicles within the Group's existing plant infrastructure. The approval of this plan was deemed to be an indicator of impairment for certain of our vehicle platform CGUs due to the significant changes to the extent to which the assets are expected to be used. The impairment test compared the carrying amount of the assets included in the respective CGUs (comprising property, plant and equipment and capitalized development expenditures) to their value in use, which was determined not to be materially different from their fair value, and was determined using a discounted cash flow methodology. The value in use of the CGUs, which was based primarily on unobservable inputs, was determined using pre-tax estimated future cash flows attributable to the CGU that were discounted using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the CGUs. As a result of completing the impairment test, it was determined that the carrying amount of the CGUs exceeded their value in use and an impairment charge of €598 million was recorded for the year ended December 31, 2015, of which €422 million related to tangible asset impairments and €176 million related to the impairment of capitalized development expenditures.

Recoverability of Goodwill and Intangible assets with indefinite useful lives
In accordance with IAS 36 - Impairment of Assets, goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.
Goodwill and intangible assets with indefinite useful lives are allocated to operating segments or to CGUs within the operating segments. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands and capitalized development expenditures) and the recoverable amount of each CGU or group of CGUs to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. The balance of Goodwill and intangible assets with indefinite useful lives recognized by the Group primarily relates to the acquisition of FCA US. Goodwill has been allocated to the NAFTA, EMEA, APAC and LATAM operating segments.
The assumptions used in the impairment test represent management’s best estimate for the period under consideration. The estimate of the recoverable amount, for purposes of performing the annual impairment test for each of the operating segments, was determined using fair value less cost to sell for the year ended December 31, 2016 and was based on the following assumptions:

•
The expected future cash flows covering the period from 2017 through 2020. These expected cash flows have been derived from the Group’s 2014-2018 business plan presented on May 6, 2014, which was subsequently updated. The remaining years of the Group’s business plan were updated to reflect current expectations regarding economic conditions and market trends as well as to extend the discrete projections beyond 2018 to 2020. These cash flows relate to the respective CGUs in their condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flow are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends and segment, brand and model share for the respective operating segment over the period considered. With regards to the LATAM operating segment, expected future cash flows also include the extension of tax benefits and other government grants to the extent such events are considered probable.

•
The expected future cash flows include a normalized terminal period to estimate the future result beyond the time period explicitly considered which incorporates a long-term growth rate assumption of 2 percent.

•
Post-tax cash flows have been discounted using a post-tax discount rate which reflects the current market assessment of the time value of money for the period being considered and the risks specific to the operating segment and cash flows under consideration. The Weighted Average Cost of Capital ("WACC") ranged from approximately 15 percent to approximately 20 percent. The WACC was calculated using the Capital Asset Pricing Model technique.

The value estimated as described above was determined to be in excess of the book value of the net capital employed for each operating segment to which Goodwill has been allocated. As such, no impairment charges were recognized for Goodwill and Intangible assets with indefinite useful lives for the year ended December 31, 2016.
There were no impairment charges resulting from the impairment tests performed for the years ended December 31, 2015 and 2014.
Recoverability of deferred tax assets
The carrying amount of deferred tax assets is reduced to the extent that it is not probable that sufficient taxable profit will be available to allow the benefit of a part of or all of the deferred tax assets to be utilized. The recoverability of deferred tax assets is dependent on the Group’s ability to generate sufficient future taxable income in the period in which it is assumed that the deductible temporary differences reverse and tax losses carried forward can be utilized. In making this assessment, the Group considers future taxable income arising on the most recent budgets and plans, prepared by using the same criteria described for testing the impairment of assets and goodwill. Moreover, the Group estimates the impact of the reversal of taxable temporary differences on earnings and it also considers the period over which these assets could be recovered.

The estimates and assumptions are subject to uncertainty especially as it relates to future performance in Latin America and the Eurozone. Therefore changes in current estimates due to unanticipated events could have a significant impact on the Group’s Consolidated Financial Statements.
Sales incentives
The Group records the estimated cost of sales incentive programs offered to dealers and consumers as a reduction to revenue at the time of sale of the vehicle to the dealer. This estimated cost represents the incentive programs offered to dealers and consumers, as well as the expected modifications to these programs in order to facilitate sales of the dealer inventory. Subsequent adjustments to sales incentive programs related to vehicles previously sold to dealers are recognized as an adjustment to Net revenues in the period the adjustment is determinable.
The Group uses price discounts to adjust vehicle pricing in response to a number of market and product factors, including pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, consumer demand for the product and the desire to support promotional campaigns. The Group may offer a variety of sales incentive programs at any given point in time, including cash offers to dealers and consumers and subvention programs offered to customers, or lease subsidies, which reduce the retail customer’s monthly lease payment or cash due at the inception of the financing arrangement, or both. Sales incentive programs are generally brand, model and region specific for a defined period of time.
Multiple factors are used in estimating the future incentive expense by vehicle line including the current incentive programs in the market, planned promotional programs and the normal incentive escalation incurred as the model year ages. The estimated incentive rates are reviewed monthly and changes to planned rates are adjusted accordingly, thus impacting revenues. As there are a multitude of inputs affecting the calculation of the estimate for sales incentives, an increase or decrease of any of these variables could have a significant effect on Net revenues.
Product warranties, recall campaigns and product liabilities
The Group establishes reserves for product warranties at the time the sale is recognized. The Group issues various types of product warranties under which the performance of products delivered is generally guaranteed for a certain period or term. The accrual for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage, recall actions and buyback commitments. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the Group’s vehicles. In addition, the number and magnitude of additional service actions expected to be approved and policies related to additional service actions are taken into consideration. Due to the uncertainty and potential volatility of these estimated factors, changes in the assumptions used could materially affect the results of operations.
The Group periodically initiates voluntary service and recall actions to address various customer satisfaction as well as safety and emissions issues related to vehicles sold. Included in the reserve is the estimated cost of these service and recall actions. In NAFTA, we accrue estimated costs for recalls at the time of sale. In other regions and sectors, however, there generally is not sufficient historical data to support the application of an actuarial-based estimation technique. As a result, estimated recall costs for the other regions and sectors are accrued at the time when they are probable and reasonably estimable, which typically occurs once it is determined a specific recall campaign is approved and is announced.
Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action. It is reasonably possible that the ultimate cost of these service and recall actions may require the Group to make expenditures in excess of (or less than) established reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. The estimate of warranty and additional service and recall action obligations is periodically reviewed during the year. Experience has shown that initial data for any given model year can be volatile; therefore, our process relies upon long-term historical averages until sufficient data is available. As actual experience becomes available, it is used to modify the historical averages to ensure that the forecast is within the range of likely outcomes. Resulting accruals are then compared with current spending rates to ensure that the balances are adequate to meet expected future obligations.

In addition, the Group makes provisions for estimated product liability costs arising from property damage and personal injuries including wrongful death, and potential exemplary or punitive damages alleged to be the result of product defects. By nature, these costs can be infrequent, difficult to predict and have the potential to vary significantly in amount. The valuation of the reserve is actuarially determined on an annual basis based on, among other factors, the number of vehicles sold and product liability claims incurred. Costs associated with these provisions are recorded in the Consolidated Income Statement and any subsequent adjustments are recorded in the period in which the adjustment is determined.
Litigation
Various legal proceedings, claims and governmental investigations are pending against the Group on a wide range of topics, including vehicle safety, emissions and fuel economy, competition, tax and securities laws, labor, dealer, supplier and other contractual relationships, intellectual property rights, product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems) in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require the Group to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.
Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Moreover, the cases and claims against the Group are often derived from complex legal issues which are subject to differing degrees of uncertainty, including the facts and circumstances of each particular case, the manner in which the applicable law is likely to be interpreted and applied and the jurisdiction and the different laws involved. An accrual is established in connection with pending or threatened litigation if a loss is probable, there will be an outflow of funds and when the amount can be reasonably estimated. If an outflow of funds becomes probable, but the amount cannot be estimated, the matter is disclosed in the notes to the Consolidated Financial Statements. Since these accruals represent estimates, the resolution of some of these matters could require the Group to make payments in excess of the amounts accrued or may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated.
The Group monitors the status of pending legal procedures and consults with experts on legal and tax matters on a regular basis. As such, the provisions for the Group’s legal proceedings and litigation may vary as a result of future developments in pending matters.
New standards and amendments effective from January 1, 2016
The following new standards and amendments applicable from January 1, 2016 were adopted by the Group. There was no effect from the adoption of these amendments:

•
Amendments to IFRS 11 – Joint arrangements: Accounting for acquisitions of interests in joint operations which clarify the accounting for acquisitions of an interest in a joint operation that constitutes a business.

•
Amendments to IAS 16 – Property, Plant and Equipment and to IAS 38 – Intangible Assets, which clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. In addition, the amendments clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

•
Annual Improvements to IFRSs 2012-2014 cycle, a series of amendments to IFRSs in response to issues raised mainly on IFRS 5 – Non-current assets held for sale and discontinued operations related to the changes of method of disposal of an asset (or disposal group), on IFRS 7 – Financial Instruments: Disclosures related to clarification when servicing contracts are deemed to constitute continuing involvement for disclosure purposes, on IAS 19 – Employee Benefits related to discount rate determination and on IAS 34 – Interim Reporting related to paragraph 16A and the clarification of the meaning of disclosure of information “elsewhere in the interim financial report.”

•
Amendments to IAS 1 – Presentation of Financial Statements, which were a part of the IASB's initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures.

New standards, amendments and interpretations not yet effective
The following new standards and amendments were issued by the IASB. We will comply with the relevant guidance no later than their respective effective dates.

•
In May 2014, the IASB issued IFRS 15 – Revenue from contracts with customers, which requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive. This new revenue recognition model defines a five step process to achieve this objective. The updated guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. On September 11, 2015, the IASB issued an amendment to this standard, formalizing the deferral of the effective date for periods beginning January 1, 2018. In April 2016, the IASB issued further amendments to the standard, which do not change the underlying principles of the standard, but clarify how those principles should be applied. The amendments clarify how to identify a performance obligation in a contract, determine whether a company is a principal or an agent, determine whether the revenue from granting a license should be recognized at a point in time or over time and provide two additional reliefs to reduce cost and complexity. The amendments are effective from January 1, 2018, which is the same effective date as IFRS 15. As a result of implementation discussions among both industry participants and with the Joint Transition Resource Group for revenue recognition, we are still evaluating the impact of adoption of this standard on our Components reportable segment, particularly as it relates to long-term production contracts. For all of our other reportable segments, we do not expect a material impact to our Consolidated Financial Statements or disclosures upon adoption of the standard in 2018.

•
In July 2014, the IASB issued IFRS 9 – Financial Instruments. The improvements introduced by the new standard include a logical approach for classification and measurement of financial instruments driven by cash flow characteristics and the business model in which an asset is held, a single “expected loss” impairment model for financial assets and a substantially reformed approach for hedge accounting. The standard is effective, retrospectively with limited exceptions, for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. We are currently evaluating the implementation and the impact of adoption of this standard in 2018 on our Consolidated Financial Statements.

•
In January 2016, the IASB issued IFRS 16 - Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of lease assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 and we are currently evaluating the implementation and the impact of adoption of this standard on our Consolidated Financial Statements.

•
In January 2016, the IASB issued amendments to IAS 12- Income Taxes that clarify how to account for deferred tax assets related to debt instruments measured at fair value. These amendments are effective for annual periods beginning on or after January 1, 2017. We do not expect a material impact to our Consolidated Financial Statements or disclosures upon adoption of the amendments.

•
In January 2016, the IASB issued amendments to IAS 7 - Statement of Cash Flows introducing additional disclosures that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are effective from January 1, 2017.

•
In June 2016, the IASB issued amendments to IFRS 2 - Share-based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments, which were developed through IFRIC, provide requirements on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, (ii) share-based payment transactions with a net settlement feature for withholding tax obligations and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective prospectively from January 1, 2018, with earlier or retrospective application permitted. We do not expect a material impact to our Consolidated Financial Statements or disclosures upon adoption of the amendments.

•
In September 2016, the IASB published “Applying IFRS 9, Financial Instruments with IFRS 4, Insurance Contracts” (Amendments to IFRS 4). The amendments provide two options for entities that issue insurance contracts within the scope of IFRS 4: (i) an option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets (the “overlay approach”) and (ii) an optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4 (the “deferral approach”). An entity would apply the overlay approach retrospectively to qualifying financial assets when it first applies IFRS 9. An entity would apply the deferral approach for annual periods beginning on or after January 1, 2018. The deferral can only be used for the three years following January 1, 2018. The application of both approaches is optional and an entity is permitted to stop applying them before the new insurance contracts standard is applied. We are currently evaluating the implementation method and the effect of adoption on our Consolidated Financial Statements.

•
In December 2016, the IASB issued Annual Improvements to IFRS Standards 2014–2016 Cycle which has amendments to three Standards: IFRS 12 - Disclosure of Interests in Other Entities (effective date of January 1, 2017), IFRS 1- First-time Adoption of International Financial Reporting Standards (effective date of January 1, 2018) and IAS 28 - Investments in Associates and Joint Ventures (effective date of January 1, 2018). The amendments clarify, correct or remove redundant wording in the related IFRS Standard and are not expected to have a material impact to our Consolidated Financial Statements or disclosures upon adoption of the amendments.

•
In December 2016, the IASB issued IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The interpretation is effective January 1, 2018. We do not expect a material impact to our Consolidated Financial Statements upon adoption of the interpretation.

3. Scope of consolidation
The Consolidated Financial Statements included 275 and 303 subsidiaries consolidated on a line-by-line basis at December 31, 2016 and 2015, respectively.
The following table sets forth a list of the principal subsidiaries that are directly or indirectly controlled by FCA. Companies in the list are grouped according to each of our reportable segments as well as our holding and other companies.
For each principal subsidiary, the following information is provided: name, country of incorporation or residence, and the percentage interest held by FCA and its subsidiaries at December 31, 2016.

Name	Country	Percentage Interest Held
NAFTA
FCA US LLC	USA (Delaware)	100.00
FCA Canada Inc.	Canada	100.00
FCA Mexico, S.A. de C.V.	Mexico	100.00
LATAM
FCA Fiat Chrysler Automoveis Brasil LTDA	Brazil	100.00
FCA Automobiles Argentina S.A.	Argentina	100.00
Banco Fidis S.A.	Brazil	100.00
APAC
Chrysler Group (China) Sales Limited	People’s Republic of China	100.00
FCA Japan Ltd.	Japan	100.00
FCA Australia Pty Ltd.	Australia	100.00
FCA Automotive Finance Co. Ltd.	People’s Republic of China	100.00
EMEA
FCA Italy S.p.A.	Italy	100.00
FCA Melfi S.r.l.	Italy	100.00
FCA Poland Spólka Akcyjna	Poland	100.00
FCA Powertrain Poland Sp. z o.o.	Poland	100.00
FCA Serbia d.o.o. Kragujevac	Serbia	66.67
FCA Germany AG	Germany	100.00
FCA France	France	100.00
Fiat Chrysler Automobiles UK Ltd.	United Kingdom	100.00
Fiat Chrysler Automobiles Spain S.A.	Spain	100.00
Fidis S.p.A.	Italy	100.00
Maserati
Maserati S.p.A.	Italy	100.00
Maserati (China) Cars Trading Co. Ltd.	People's Republic of China	100.00
Maserati North America Inc.	USA (Delaware)	100.00
Components
Magneti Marelli S.p.A.	Italy	99.99(1)
Automotive Lighting LLC	USA (Delaware)	100.00
Automotive Lighting Reutlingen GmbH	Germany	99.99
Teksid S.p.A.	Italy	100.00
Comau S.p.A.	Italy	100.00
COMAU LLC	USA (Delaware)	100.00
Holding Companies and Other Companies
FCA North America Holdings LLC	USA (Delaware)	100.00
Fiat Chrysler Finance S.p.A.	Italy	100.00
Fiat Chrysler Finance Europe S.A.	Luxembourg	100.00
___________________________
(1) FCA holds 100 percent of the voting interest in Magneti Marelli S.p.A.

Itedi S.p.A Held for Sale and Discontinued Operations
On August 1, 2016, FCA announced the signing of a framework agreement which sets out terms of the proposed integration through a merger between FCA's consolidated media and publishing subsidiary, Italiana Editrice S.p.A (“Itedi”), in which FCA has a 77 percent ownership interest, and the Italian media group, Gruppo Editoriale L’Espresso S.p.A. (“GELE”). This transaction, which is subject to certain conditions precedent that are customary for this type of transaction as well as the receipt of necessary regulatory approvals from Italian state authorities that regulate the publishing and media sectors, is expected to be effective in the first half of 2017 and will result in the creation of an Italian publishing business with potential for significant revenue and synergies.
Under the framework agreement, FCA and Itedi’s non-controlling shareholder, Ital Press Holding S.p.A. (“Ital Press”), will transfer 100 percent of the shares of Itedi to GELE in exchange for newly-issued shares. Upon completion of the transaction, CIR S.p.A., the controlling shareholder of GELE, will hold a 43.4 percent ownership interest in GELE, FCA will hold 14.63 percent and Ital Press will hold 4.37 percent. As soon as practicable following completion of the Merger, FCA will distribute its entire interest in GELE to holders of FCA common stock. At December 31, 2016, certain regulatory approvals were obtained for the consummation of this transaction and although the remaining regulatory approvals are expected to be received in the first quarter of 2017, all the steps necessary to complete this transaction have been taken and the Group does not expect any significant changes or a withdrawal from the framework agreement. As a result, the Group concluded that the criteria for classification of Itedi as an asset held for sale were met at December 31, 2016. Itedi is not classified as a discontinued operation as it does not represent a separate major line of business or geographical area of operations for the Group, or a part of it.
The following tables summarize the assets and liabilities of Itedi S.p.A that were classified as held for sale at December 31, 2016.

At December 31, 2016
(€ million)
Assets classified as held for sale
Goodwill	€54
Other intangible assets	7
Property, plant and equipment	17
Trade receivables	25
Other	17
Total Assets held for sale	€120

Liabilities classified as held for sale
Provisions	€38
Trade payables	19
Debt and Other	€40
Total Liabilities held for sale	€97

Ferrari Spin-off and Discontinued Operations
On October 26, 2015, Ferrari N.V., a subsidiary of FCA, completed its initial public offering (“IPO”) in which FCA sold 10 percent of Ferrari N.V. common shares (“Ferrari IPO”) and received net proceeds of approximately €0.9 billion, which resulted in FCA owning 80 percent of Ferrari N.V. common shares, Piero Ferrari owning 10 percent of common shares and public shareholders owning the remaining 10 percent of common shares. The Ferrari IPO was accounted for as an equity transaction with the effect on Equity attributable to owners of the parent as follows:

At October 26, 2015
(€ million)
Consideration received	€866
Less: Carrying amount of equity interest sold	(7)
Effect on Equity attributable to owners of the parent	€873
In October 2015, in connection with the Ferrari IPO and in preparation for the spin-off of the remaining common shares of Ferrari N.V. owned by FCA, FCA carried out an internal corporate restructuring. As part of this reorganization, FCA transferred its shares of Ferrari S.p.A. to Ferrari N.V. and provided a capital contribution to Ferrari N.V., while Ferrari N.V. issued a note payable to FCA in the amount of €2.8 billion. This internal restructuring was a common control transaction and did not have an accounting impact on the Consolidated Financial Statements. As a result and in connection with the transactions in which Piero Ferrari exchanged his shares in Ferrari S.p.A. for Ferrari N.V. shares, FCA paid €280 million to Piero Ferrari as consideration for the dilution of his share value due to the issuance of the €2.8 billion note payable, which was recorded as a reduction to non-controlling interests.
On December 3, 2015, an extraordinary general meeting of FCA shareholders was held, whereby the transactions intended to separate FCA’s remaining ownership interest in Ferrari N.V. and to distribute that ownership interest to holders of FCA shares and mandatory convertible securities were approved.
As the spin-off of Ferrari N.V. became highly probable with the aforementioned shareholders’ approval and since it was available for immediate distribution at that date, the Ferrari segment met the criteria to be classified as a disposal group held for distribution to owners and a discontinued operation pursuant to IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations at December 31, 2015. Since Exor N.V., which controls and consolidates FCA (refer to Note 24, Related party transactions), will continue to control and consolidate Ferrari N.V. after the spin-off, this was deemed to be a common control transaction and was accounted for at book value.
The operating results of Ferrari were excluded from the Group's continuing operations and presented as a single line item within the Consolidated Income Statements, Consolidated Statements of Comprehensive Income and Consolidated Statements of Cash flows for the years ended December 31, 2015 and 2014. In addition, the assets and liabilities of Ferrari were classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015. The Liabilities held for sale at December 31, 2015 included a bridge loan (the “Ferrari Bridge Loan”) and a term loan (the “Ferrari Term Loan”) of €2 billion in aggregate entered into by Ferrari N.V. on November 30, 2015, which were used to refinance indebtedness owed to FCA. The €500 million revolving credit facility (“Ferrari RCF”), also entered into on November 30, 2015 was undrawn at December 31, 2015.

The following tables summarize the assets and liabilities of the Ferrari segment that were classified as held for distribution at December 31, 2015 and the major line items of the Consolidated Income Statement for discontinued operations for the years ended December 31, 2015 and 2014:

December 31, 2015 (1)
(€ million)
Assets classified as held for distribution
Goodwill	€786
Other intangible assets	297
Property, plant and equipment	627
Other non-current assets	134
Receivables from financing activities	1,176
Cash and cash equivalents	182
Other current assets	448
Total Assets held for distribution	€3,650

Liabilities classified as held for distribution
Provisions	€224
Debt	2,256
Other current liabilities	624
Trade payables	480
Total Liabilities held for distribution	€3,584

	Years ended December 31
	2015 (1)	2014 (1)
	(€ million)
Net revenues	€2,596	€2,450
Expenses	2,152	2,061
Net financial expenses/(income)	16	(4)
Profit before taxes from discontinued operations	428	393
Tax expense	144	120
Profit from discontinued operations, net of tax	€284	€273
________________________________
(1) Amounts presented are not representative of the income statement and the financial position of Ferrari on a stand-alone basis; amounts are net of transactions between Ferrari and other companies of the Group

The spin-off of Ferrari N.V. from the Group was completed on January 3, 2016. The assets and liabilities of the Ferrari segment were distributed to holders of FCA shares and mandatory convertible securities without any gain or loss on the distribution. FCA shareholders received one common share of Ferrari N.V. for every ten common shares of FCA and holders of the mandatory convertible securities were entitled to receive 0.77369 common shares of Ferrari N.V. for each mandatory convertible security of U.S.$100 notional amount held of record on January 5, 2016. In addition, FCA shareholders participating in the FCA loyalty voting structure received one special voting share of Ferrari N.V. for every ten special voting shares of FCA held of record on January 5, 2016. On January 13, 2016, holders of FCA shares also received a cash payment of €0.01, less any required applicable withholding tax, for each share held of record as of January 5, 2016.

The following significant changes in the scope of consolidation occurred:
2016

•	In January 2016, the spin-off of Ferrari N.V. from the Group was completed, as described above;
2015

•
In January 2015, FCA entered into a merger agreement with Mercurio S.p.A. (“Mercurio”) whereby the net assets of FCA's wholly owned subsidiary, La Stampa, were merged with Mercurio's wholly owned subsidiary, Società Edizioni e Pubblicazioni S.p.A. (“SEP”), which owned and operated the Italian newspaper “Il Secolo XIX.” As a result of the merger agreement, FCA owned 77 percent of the combined entity, Itedi, with the remaining 23 percent owned by Mercurio. In addition, FCA granted Mercurio a put option to sell its entire share in Itedi, which is exercisable from January 1, 2019 to December 31, 2019. Given the net assets acquired by FCA constitute a business and FCA was deemed to be the acquirer and in control of Itedi, the Group accounted for the merger transaction as a business combination. The Group recorded the identifiable net assets acquired at fair value and recognized €54 million of goodwill.

The following significant transactions with non-controlling interests occurred:
2015

•
Acquisition of the remaining 15.2 percent interest in Teksid S.p.A. from Renault in December 2015. As a result, all the rights and obligations arising from the previous shareholder agreement between FCA and Renault, including the put option were canceled.

2014

•	In January 2014, FCA acquired the remaining 41.5 percent interest in FCA US previously not owned, as described below.
Acquisition of the remaining ownership interest in FCA US
On January 1, 2014, FCA 's 100 percent owned subsidiary FCA North America Holdings LLC, (“FCA NA”) and the UAW Retiree Medical Benefits Trust, (the “VEBA Trust”) announced that they had entered into an agreement (“the Equity Purchase Agreement”) under which FCA NA agreed to acquire the VEBA Trust’s 41.5 percent interest in FCA US, which included an approximately 10 percent interest in FCA US subject to previously exercised options that had been subject to ongoing litigation, for cash consideration of U.S.$3,650 million (€2,691 million) as follows:

•
a special distribution of U.S.$1,900 million (€1,404 million) paid by FCA US to its members, which served to fund a portion of the transaction, wherein FCA NA directed its portion of the special distribution to the VEBA Trust as part of the purchase consideration; and

•	an additional cash payment by FCA NA to the VEBA Trust of U.S.$1,750 million (€1.3 billion).
The previously exercised options for approximately 10 percent interest in FCA US were historically carried at cost, which was zero as the options were on shares that did not have a quoted market price in an active market and as the interpretation of the formula required to calculate the exercise price on the options was disputed by the VEBA Trust and had been subject to ongoing litigation. Upon consummation of the transactions contemplated by the Equity Purchase Agreement, the fair value of the underlying equity and the estimated exercise price of the options, at that point, became reliably estimable. As such, on the transaction date, the options were remeasured to their fair value of U.S.$302 million (€223 million at the transaction date), which resulted in a corresponding non-taxable gain that was recorded within Selling, general and other costs in the Consolidated Income Statement for the year ended December 31, 2014.
The fair value of the options was calculated as the difference between the estimated exercise price for the disputed options encompassed in the Equity Purchase Agreement of U.S.$650 million (€481 million) and the estimated fair value for the underlying approximately 10 percent interest in FCA US of U.S.$952 million (€704 million). Management had estimated the exercise price for the disputed options to be U.S.$650 million (€481 million at the transaction date) representing the mid-point of the range between U.S.$600 million (€444 million at the transaction date) and U.S.$700 million (€518 million at the transaction date). Management believed this amount represented the appropriate point estimate of the exercise price encompassed in the Equity Purchase Agreement.
Since there was no publicly observable market price for FCA US’s membership interests, the fair value as of the transaction date of the approximately 10 percent non-controlling ownership interest in FCA US was determined based on the range of potential values determined in connection with the initial public offering (“IPO”) that FCA US was pursuing at the time the Equity Purchase Agreement was negotiated and executed, which was corroborated by a discounted cash flow valuation that estimated a value near the mid-point of the range of potential IPO values. Management concluded that the mid-point of the range of potential IPO value provided the best evidence of the fair value of FCA US’s membership interests at the transaction date as it reflects market input obtained during the IPO process, thus providing better evidence of the price at which a market participant would transact consistent with IFRS 13 - Fair Value Measurement.
The potential IPO values for 100 percent of FCA US’s equity on a fully distributed basis ranged from $10.5 billion to U.S.$12.0 billion (€7.6 billion to €8.7 billion at December 31, 2013). Management concluded the mid-point of this range, U.S.$11.25 billion (€8.16 billion at December 31, 2013), was the best point estimate of fair value. The IPO value range was determined using earnings multiples observed in the market for publicly traded U.S.-based automotive companies. This fully distributed value was then reduced by approximately 15 percent for the expected discount that would have been realized in order to complete a successful IPO for the minority interest being sold between a willing buyer and a willing seller pursuant to the principles in IFRS 13 - Fair Value Measurement. This discount was estimated based on certain factors that a market participant would have considered including the fact that Fiat intended on remaining the majority owner of FCA US, that there was no active market for FCA US’s equity and that the IPO price represents the creation of the public market, which would have taken time to develop into an active market.
Concurrent with the closing of the acquisition under the Equity Purchase Agreement, FCA US and the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”) executed and delivered a contractually binding and legally enforceable Memorandum of Understanding (“MOU”) to supplement FCA US’s existing collective bargaining agreement. In consideration for these legally enforceable commitments, FCA US agreed to make payments to a UAW-organized independent VEBA Trust totaling U.S.$700 million (€518 million at the transaction date) to be paid in four equal annual installments. Considering FCA US’s non-performance risk over the payment period as of the transaction date and its unsecured nature, this payment obligation had a fair value of U.S.$672 million (€497 million as of the transaction date).
The Group considered the terms and conditions set forth in the above mentioned agreements and accounted for the Equity Purchase Agreement and the MOU as a single commercial transaction with multiple elements. As such, the fair value of the consideration paid discussed above, which amounts to U.S.$4,624 million (€3,411 million at the transaction date), including the fair value of the previously exercised disputed options, was allocated to the elements obtained by the Group. Due to the unique nature and inherent judgment involved in determining the fair value of the UAW's commitments under the MOU, a residual value methodology was used to determine the portion of the consideration paid attributable to the UAW's commitments as follows:

January 21, 2014
(€ million)
Special distribution from FCA US	€1,404
Cash payment from FCA NA	1,287
Fair value of the previously exercised options	223
Fair value of financial commitments under the MOU	497
Fair value of total consideration paid	3,411
Less the fair value of an approximately 41.5 percent non-controlling ownership interest in FCA US	(2,916)
Consideration allocated to the UAW’s commitments	€495
The fair value of the 41.5 percent non-controlling ownership interest in FCA US acquired by FCA from the VEBA Trust (which includes the approximately 10 percent pursuant to the settlement of the previously exercised options discussed above) was determined using the valuation methodology discussed above. The residual of the fair value of the consideration paid of U.S.$670 million (€495 million) was allocated to the UAW’s contractually binding and legally enforceable commitments to FCA US under the MOU.
The effects of changes in ownership interests in FCA US were as follows:

January 21, 2014
(€ million)
Carrying amount of non-controlling interest acquired	€3,976
Less: Consideration allocated to the acquisition of the non-controlling interest	(2,916)
Additional net deferred tax assets (1)	493
Effect on the equity attributable to owners of the parent	€1,553
(1) Refer to Note 2, Basis of Preparation - Reclassifications and adjustment for a discussion of the prior period adjustment affecting this item.
In accordance with IFRS 10 – Consolidated Financial Statements, equity reserves were adjusted to reflect the change in the ownership interest in FCA US through a corresponding adjustment to Equity attributable to the parent. As the transaction described above resulted in the elimination of the non-controlling interest in FCA US, all items of Other comprehensive income/(loss) previously attributed to the non-controlling interest were recognized in equity reserves.
Accumulated actuarial gains and losses from the re-measurement of the defined benefit plans of FCA US totaling €1,248 million has been recognized since the consolidation of FCA US in 2011. As of the transaction date, €518 million, which is approximately 41.5 percent of this amount, had been recognized in non-controlling interest. In connection with the acquisition of the non-controlling interest in FCA US, this amount was recognized as an adjustment to the equity reserve within Re-measurement of defined benefit plans.
With respect to the MOU entered into with the UAW, the Group recognized €495 million (U.S.$670 million) within Selling, general and other costs in the Consolidated Income Statement for the year ended December 31, 2014. The first U.S.$175 million installment under the MOU was paid to the VEBA Trust on January 21, 2014, which was equivalent to €129 million at that date. The second installment of U.S.$175 million was paid to the VEBA Trust on January 21, 2015 (approximately €151 million at that date) and the third installment of U.S.$175 million was paid to the VEBA Trust on January 21, 2016 (approximately €161 million at that date). All payments were reflected in the operating section of the Consolidated Statement of Cash Flows. The remaining outstanding obligation and final payment pursuant to the MOU as of December 31, 2016 of U.S.$175 million (€166 million), is recorded in Other liabilities (current) in the Consolidated Statement of Financial Position and was paid on January 20, 2017.

4. Net revenues
Net revenues were as follows:

	Years ended December 31
	2016	2015	2014
	(€ million)
Revenues from:
Sales of goods	€107,497	€107,095	€90,308
Services provided	2,237	1,600	1,644
Contract revenues	737	1,309	1,150
Lease installments from assets sold with a buy-back commitment	405	403	308
Interest income of financial services activities	142	188	230
Total Net revenues	€111,018	€110,595	€93,640

Net revenues were attributed as follows:

	Years ended December 31
	2016	2015	2014
	(€ million)
Revenues in:
North America	€71,047	€71,979	€53,991
Italy	8,478	7,165	6,849
Brazil	4,953	5,103	7,498
China	4,493	4,720	6,065
Germany	4,160	3,794	3,298
France	3,266	2,852	1,784
Turkey	1,705	1,682	1,378
United Kingdom	1,632	1,744	1,559
Spain	1,467	1,254	1,081
Argentina	1,409	1,175	1,180
Japan	713	625	546
Australia	473	936	1,184
Other countries	7,222	7,566	7,227
Total Net revenues	€111,018	€110,595	€93,640

5. Research and development costs
Research and development costs were as follows:

	Years ended December 31
	2016	2015	2014
	(€ million)
Research and development expenditures expensed	€1,661	€1,449	€1,320
Amortization of capitalized development expenditures	1,492	1,194	932
Impairment and write-off of capitalized development expenditures	121	221	82
Total Research and development costs	€3,274	€2,864	€2,334
The impairment and write-off of capitalized development expenditures during the year ended December 31, 2016 mainly related to the Group's capacity realignment to SUV production in China, which resulted in an impairment charge of €90 million for the locally produced Fiat Viaggio and Ottimo vehicles.
The impairment and write-off of capitalized development expenditures during the year ended December 31, 2015 mainly related to the Group's plan to realign a portion of its manufacturing capacity in NAFTA to better meet demand for Ram pickup trucks and Jeep vehicles within the Group's existing plant infrastructure, which resulted in an impairment charge of €176 million for capitalized development expenditures that had no future economic benefit.
As a result of new product strategies and the streamlining of architectures and related production platforms associated with the Group, the operations to which specific capitalized development expenditures belonged were redesigned during the year ended December 31, 2014. As no future economic benefits were expected from these specific capitalized development expenditures, €47 million within the EMEA segment and €28 million within the NAFTA segment were written off and recorded within Research and development costs in the Consolidated Income Statement for the year ended December 31, 2014.
Refer to Note 10, Other intangible assets, for information on capitalized development expenditures.

6. Net financial expenses
The following table summarizes the Group’s financial income and expenses included within the Net financial expenses line item:

	Years ended December 31
	2016	2015	2014
	(€ million)
Interest income and other financial income	€226	€365	€232

Financial expenses:
Interest expense and other financial expenses:	1,500	2,084	1,825
Interest expense on notes	749	1,112	1,119
Interest expense on borrowings from bank	472	512	406
Commission expenses	16	17	18
Other interest cost and financial expenses	263	443	282
Write-down of financial assets	76	43	10
Losses on disposal of securities	6	28	6
Net interest expense on employee benefits provisions	348	350	330
Total Financial expenses	1,930	2,505	2,171
Net expenses from derivative financial instruments and exchange rate differences	312	226	112
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	2,242	2,731	2,283

Net Financial expenses	€2,016	€2,366	€2,051
Other interest cost and financial expenses for the year ended December 31, 2016 included a loss on extinguishment of debt totaling €10 million related to the U.S.$2.0 billion (€1.8 billion) voluntary prepayment of principal at par, with cash on hand, of FCA US's tranche B term loan maturing on May 24, 2017 and FCA US's tranche B term loan maturing on December 31, 2018. Other interest cost and financial expenses for the year ended December 31, 2016 also included a loss on extinguishment of debt for €8 million related to the prepayment of all scheduled payments due on the Canada Health Care Trust (“HCT”) Tranche C Note (refer to Note 21, Debt).
Other interest cost and financial expenses for the year ended December 31, 2015 included a loss on extinguishment of debt totaling €168 million related to the prepayment of the secured senior notes of FCA US due in 2019 and 2021 (refer to Note 21, Debt).
Other interest cost and financial expenses included interest expense of €29 million, €41 million, and €50 million, related to the Canada HCT Notes (refer to Note 21, Debt) for the years ended December 31, 2016, 2015 and 2014, respectively. For the year ended December 31, 2014, Other interest and financial expenses included interest expense related to the financial liability with the VEBA Trust (the “VEBA Trust Note”) of €33 million.

7. Tax expense
The following table summarizes Tax expense:

	Years ended December 31
	2016	2015	2014
	(€ million)
Current tax expense	€869	€445	€557
Deferred tax expense/(benefit)	391	(277)	(147)
Tax expense/(benefit) relating to prior periods	32	(2)	14
Total Tax expense	€1,292	€166	€424
The applicable tax rate used to determine the theoretical income taxes was 20 percent in 2016 as compared to 20.25 percent in 2015, which was the weighted-average statutory rate applicable in 2015 in the United Kingdom (“U.K.”), the tax jurisdiction in which FCA is resident. The reconciliation between the theoretical income taxes calculated on the basis of the theoretical tax rate and income taxes recognized was as follows:

	Years ended December 31
	2016	2015	2014
	(€ million)
Theoretical income taxes	€621	€51	€168
Tax effect on:
Recognition and utilization of previously unrecognized deferred tax assets	(42)	(20)	(172)
Permanent differences	(194)	(36)	(132)
Tax credits	(340)	(238)	(68)
Deferred tax assets not recognized and write-downs	531	303	378
Differences between foreign tax rates and the theoretical applicable tax rate and tax holidays	587	70	66
Taxes relating to prior years	32	(2)	14
Withholding tax	61	49	46
Other differences	(8)	(36)	63
Total Tax expense, excluding IRAP	€1,248	€141	€363
Effective tax rate	40.2%	54.4%	46.4%
IRAP (current and deferred)	44	25	61
Total Tax expense	€1,292	€166	€424

In 2016, the Regional Italian Income Tax (“IRAP”) recognized within current tax expense was €36 million (€16 million in 2015 and €41 million in 2014) and IRAP recognized within deferred tax expense was €8 million (€9 million in 2015 and €20 million in 2014). Since the IRAP taxable basis differs from Profit before taxes, it is excluded from the effective tax rates above.
In 2016, the Group’s effective tax rate was 40.2 percent. The difference between the U.K. statutory tax rate of 20 percent and the effective tax rate was primarily due to €531 million of unrecognized deferred tax assets and €587 million due to the impact of higher foreign tax rates mainly relating to increased U.S. profit before tax that is subject to the 35 percent U.S. statutory tax rate, which were partially offset by U.S. tax credits of €340 million.
In 2015, the Group’s effective tax rate was 54.4 percent. The difference between the U.K. statutory tax rate of 20.25 percent and the effective tax rate was primarily due to €303 million of unrecognized deferred tax assets, €70 million related to the impact of higher foreign tax rates and a €98 million effect from the decrease in the Italian corporate tax rate, which were partially offset by €168 million from non-taxable incentives and U.S. tax credits of €238 million.

The decrease in the effective tax rate to 40.2 percent in 2016 from 54.4 percent in 2015 was mainly due to the decreased impact of deferred tax assets not recognized.
    The Group recognizes the amount of Deferred tax assets less the Deferred tax liabilities of the individual companies within Deferred tax assets, where these may be offset. Amounts recognized were as follows:

	At December 31
	2016	2015
	(€ million)
Deferred tax assets	€3,699	€4,056
Deferred tax liabilities	(194)	(156)
Total Net deferred tax assets	€3,505	€3,900
The decrease in Net deferred tax assets at December 31, 2016 from December 31, 2015 was mainly due to (i) a €769 million decrease related to the utilization of U.S. tax credit carryforwards and reductions to other U.S. deferred tax assets and (ii) a €79 million decrease to EMEA deferred tax assets, which were partially offset by (iii) a €430 million increase to Brazil deferred tax assets due to additional tax loss carryforwards and positive foreign currency translation effects.
The significant components of Deferred tax assets and liabilities and their changes during the years ended December 31, 2016 and 2015 were as follows:

	At January 1, 2016	Recognized in Consolidated Income Statement	Recognized in Equity	Translation differences and other changes	Transfer to assets held for sale	At December 31, 2016
	(€ million)
Deferred tax assets arising on:
Provisions	€6,028	€(4)	€—	€131	€(6)	€6,149
Provision for employee benefits	2,866	(11)	(263)	259	—	2,851
Intangible assets	249	(42)	—	4	—	211
Impairment of financial assets	155	47	—	(5)	(2)	195
Inventories	243	6	—	2	—	251
Allowances for doubtful accounts	87	21	—	11	(2)	117
Other	691	(270)	64	(100)	—	385
Total Deferred tax assets	€10,319	€(253)	€(199)	€302	€(10)	€10,159
Deferred tax liabilities arising on:
Accelerated depreciation	€(2,746)	€(53)	€—	€28	€1	€(2,770)
Capitalized development assets	(2,376)	(310)	—	(56)	—	(2,742)
Other Intangible assets and Intangible assets with indefinite useful lives	(1,427)	23	—	(96)	7	(1,493)
Provision for employee benefits	(14)	—	2	(3)	1	(14)
Other	(390)	67	5	(13)	—	(331)
Total Deferred tax liabilities	€(6,953)	€(273)	€7	€(140)	€9	€(7,350)
Deferred tax asset arising on tax loss carry-forwards	€3,717	€662	€—	€85	€(20)	€4,444
Unrecognized deferred tax assets	(3,183)	(527)	—	(58)	20	(3,748)
Total Net deferred tax assets	€3,900	€(391)	€(192)	€189	€(1)	€3,505

	At January 1, 2015	Recognized in Consolidated Income Statement	Recognized in Equity	Changes in the scope of consolidation	Translation differences and other changes	At December 31, 2015
	(€ million)
Deferred tax assets arising on:
Provisions	€4,567	€1,330	€—	€(99)	€230	€6,028
Provision for employee benefits	2,051	360	12	(2)	445	2,866
Intangible assets	328	(78)	—	—	(1)	249
Impairment of financial assets	174	(24)	—	—	5	155
Inventories	310	(45)	—	(25)	3	243
Allowances for doubtful accounts	111	(7)	—	(6)	(11)	87
Other	1,760	(935)	(16)	(80)	(38)	691
Total Deferred tax assets	€9,301	€601	€(4)	€(212)	€633	€10,319
Deferred tax liabilities arising on:
Accelerated depreciation	€(2,706)	€195	€—	€13	€(248)	€(2,746)
Capitalized development expenditures	(1,976)	(179)	—	76	(297)	(2,376)
Other Intangible assets and Intangible assets with indefinite useful lives	(1,296)	42	—	—	(173)	(1,427)
Provision for employee benefits	(21)	5	(215)	2	215	(14)
Other	(631)	222	(34)	21	32	(390)
Total Deferred tax liabilities	€(6,630)	€285	€(249)	€112	€(471)	€(6,953)
Deferred tax asset arising on tax loss carry-forwards	€4,696	€(778)	€—	€(7)	€(194)	€3,717
Unrecognized deferred tax assets	(3,414)	197	1	3	30	(3,183)
Total Net deferred tax assets	€3,953	€305	€(252)	€(104)	€(2)	€3,900
As of December 31, 2016, the Group had deferred tax assets on deductible temporary differences of €10,159 million (€10,319 million at December 31, 2015), of which €551 million was not recognized (€533 million at December 31, 2015). As of December 31, 2016, the Group also had deferred tax assets on tax loss carry-forwards of €4,444 million (€3,717 million at December 31, 2015), of which €3,197 million was not recognized (€2,650 million at December 31, 2015). In addition, the Group had deferred tax liabilities on taxable temporary differences of €7,350 million at December 31, 2016 (€6,953 million at December 31, 2015).
As of December 31, 2016, the Group had total deferred tax assets of €2,902 million in Italy (€2,706 million at December 31, 2015) primarily attributable to Italian tax loss carry-forwards that can be carried forward indefinitely. The Group has determined that it is probable that sufficient Italian taxable income will be generated in future periods that will allow us to realize €750 million of the Italian deferred tax assets (€764 million at December 31, 2015). As a result, €2,152 million of deferred tax assets in Italy were not recognized as of December 31, 2016 (€1,942 million at December 31, 2015).
As of December 31, 2016, the Group had total deferred tax assets of €1,276 million in Brazil (€571 million at December 31, 2015) primarily attributable to Brazilian tax loss carry-forwards which can be carried forward indefinitely. As a result of the continued macroeconomic weakness and uncertainty in Brazil in 2016, a portion of the deferred tax assets in Brazil totaling approximately €300 million, which include Brazil tax losses, was not recognized as the Group concluded that there was no longer sufficient evidence to indicate that full utilization was probable. These unrecognized deferred tax assets will be monitored and assessed at each reporting date. The Group continues to recognize Brazilian deferred tax assets of €976 million (€571 million at December 31, 2015) as the Group considers it probable that we will have sufficient taxable income in the future that will allow us to realize these deferred tax assets.
Deferred tax liabilities on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future.

Total deductible and taxable temporary differences and accumulated tax losses at December 31, 2016, together with the amounts for which deferred tax assets have not been recognized, analyzed by year of expiration, were as follows:

		Year of expiration
	At December 31, 2016	2017	2018	2019	2020	Beyond 2020	Unlimited/ Indeterminable
	(€ million)
Temporary differences and tax losses relating to corporate taxation:
Deductible temporary differences	€31,422	€5,337	€4,062	€3,992	€5,340	€9,811	€2,880
Taxable temporary differences	(21,877)	(2,464)	(2,523)	(2,558)	(2,518)	(5,850)	(5,964)
Tax losses	17,191	140	127	164	223	1,308	15,229
Amounts for which deferred tax assets were not recognized	(14,717)	(281)	(79)	(61)	(216)	(2,027)	(12,053)
Temporary differences and tax losses relating to corporate taxation	€12,019	€2,732	€1,587	€1,537	€2,829	€3,242	€92
Temporary differences and tax losses relating to local taxation (i.e. IRAP in Italy):
Deductible temporary differences	€23,724	€3,765	€3,226	€3,270	€2,251	€8,896	€2,316
Taxable temporary differences	(20,057)	(2,255)	(2,242)	(2,278)	(2,242)	(5,284)	(5,756)
Tax losses	3,259	5	23	22	166	331	2,712
Amounts for which deferred tax assets were not recognized	(2,403)	(115)	(31)	(13)	(71)	(214)	(1,959)
Temporary differences and tax losses relating to local taxation	€4,523	€1,400	€976	€1,001	€104	€3,729	€(2,687)

8. Other information by nature
Personnel costs for the Group for the years ended December 31, 2016, 2015 and 2014 amounted to €13,170 million, €13,422 million and €11,334 million, respectively, which included costs that were capitalized mainly in connection with product development activities.
For the years ended December 31, 2016, 2015 and 2014, FCA had an average number of employees of 235,481, 236,559 and 231,613, respectively.

9. Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at December 31, 2016 and 2015 are summarized below:

	At January 1, 2016	Translation differences and Other	Transfer to Assets held for sale	At December 31, 2016
	(€ million)
Gross amount	€11,966	€387	€(54)	€12,299
Accumulated impairment losses	(469)	(13)	—	(482)
Goodwill	11,497	374	(54)	11,817
Brands	3,293	112	—	3,405
Total Goodwill and intangible assets with indefinite useful lives	€14,790	€486	€(54)	€15,222

	At January 1, 2015	Change in the scope of consolidation	Translation differences	Transfer to Assets held for distribution	At December 31, 2015
	(€ million)
Gross amount	€11,501	€54	€1,198	€(787)	€11,966
Accumulated impairment losses	(442)	—	(28)	1	(469)
Goodwill	11,059	54	1,170	(786)	11,497
Brands	2,953	—	340	—	3,293
Total Goodwill and intangible assets with indefinite useful lives	€14,012	€54	€1,510	€(786)	€14,790
Translation differences in 2016 and in 2015 primarily related to foreign currency translation of the U.S. Dollar to the Euro.
Brands
Brands are composed of the Chrysler, Jeep, Dodge, Ram and Mopar brands which resulted from the acquisition of FCA US. These rights are protected legally through registration with government agencies and through the continuous use in commerce. As these rights have no legal, contractual, competitive or economic term that limits their useful lives, they are classified as intangible assets with indefinite useful lives, and are therefore not amortized but are instead tested annually for impairment.
For the purpose of impairment testing, the carrying value of Brands, which is allocated to the NAFTA segment, is tested jointly with the goodwill allocated to the NAFTA segment.
Goodwill
At December 31, 2016, Goodwill included €11,731 million from the acquisition of FCA US (€11,359 million at December 31, 2015). At December 31, 2016, €54 million of goodwill was classified within Assets held for sale as a result of Itedi meeting the held for sale criteria and at December 31, 2015, €786 million of goodwill related to Ferrari was classified within Assets held for distribution as a result of Ferrari meeting the held for sale criteria on December 3, 2015 (refer to Note 3, Scope of consolidation).
There were no impairment charges recognized in respect of goodwill and intangible assets with indefinite lives during the years ended December 31, 2016, 2015 and 2014.

The following table summarizes the allocation of Goodwill:

	At December 31
	2016	2015
	(€ million)
NAFTA	€9,618	€9,312
APAC	1,250	1,210
LATAM	602	583
EMEA	285	276
Components	62	62
Other activities	—	54
Total Goodwill	€11,817	€11,497

10.    Other intangible assets

	Externally acquired development expenditures	Internally generated development expenditures	Patents, concessions, licenses and credits	Other intangible assets	Total
	(€ million)
Gross carrying amount at January 1, 2015	€8,632	€5,511	€2,804	€708	€17,655
Additions	1,459	1,200	247	130	3,036
Divestitures	—	(46)	(12)	(10)	(68)
Translation differences and other changes	430	(178)	212	(72)	392
Transfer to Assets held for distribution	(1,259)	—	(131)	(55)	(1,445)
At December 31, 2015	9,262	6,487	3,120	701	19,570
Additions	1,546	1,012	490	58	3,106
Divestitures	(1)	(49)	(80)	(7)	(137)
Translation differences and other changes	265	217	22	87	591
Transfer to Assets held for sale	—	—	—	(38)	(38)
At December 31, 2016	11,072	7,667	3,552	801	23,092
Accumulated amortization and impairment losses at January 1, 2015	3,769	3,245	1,337	469	8,820
Amortization	857	452	301	54	1,664
Impairment losses and asset write-offs	187	34	—	2	223
Divestitures	—	(34)	(11)	(9)	(54)
Translation differences and other changes	165	(80)	73	(39)	119
Transfer to Assets held for distribution	(985)	—	(117)	(46)	(1,148)
At December 31, 2015	3,993	3,617	1,583	431	9,624
Amortization	962	530	210	56	1,758
Impairment losses and asset write-offs	29	92	—	1	122
Divestitures	—	(37)	(20)	(6)	(63)
Translation differences and other changes	108	86	35	31	260
Transfer to Assets held for sale	—	—	—	(31)	(31)
At December 31, 2016	5,092	4,288	1,808	482	11,670
Carrying amount at December 31, 2015	€5,269	€2,870	€1,537	€270	€9,946
Carrying amount at December 31, 2016	€5,980	€3,379	€1,744	€319	€11,422

Additions of €3,106 million in 2016 (€3,036 million in 2015) included capitalized development expenditures of €2,558 million (€2,659 million in 2015), consisting primarily of material costs and personnel related expenses relating to engineering, design and development focused on content enhancement of existing vehicles, new models and powertrain programs. In 2016, of the total €122 million impairment losses and asset write-offs, €90 million related to the locally produced Fiat Viaggio and Ottimo vehicles in China, as described in Note 5, Research and development costs.
    In 2015, of the total €223 million impairment losses and asset write-offs, €176 million related to the impairment of capitalized development expenditures that had no future economic benefit as a result of the Group's plan to realign a portion of its manufacturing capacity in NAFTA to better meet market demand for Ram pickups and Jeep vehicles within the Group's existing plant infrastructure as described in Note 5, Research and development costs.
Translation differences primarily related to foreign currency translation of the U.S. Dollar to the Euro.

11. Property, plant and equipment

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and tangible assets in progress	Total
	(€ million)
Gross carrying amount at January 1, 2015	€945	€8,025	€42,487	€2,522	€2,911	€56,890
Additions	3	534	3,262	302	2,047	6,148
Divestitures	(4)	(40)	(1,126)	(62)	(6)	(1,238)
Translation differences	(27)	(64)	231	99	(127)	112
Other changes	6	(30)	758	11	(704)	41
Transfer to Assets held for distribution	(23)	(317)	(1,704)	(138)	(35)	(2,217)
At December 31, 2015	900	8,108	43,908	2,734	4,086	59,736
Additions	6	303	3,330	453	1,617	5,709
Divestitures	(11)	(22)	(729)	(70)	(11)	(843)
Translation differences	57	431	1,749	120	225	2,582
Other changes	(4)	110	2,223	(4)	(2,269)	56
Transfer to Assets held for sale	—	—	(92)	(10)	—	(102)
At December 31, 2016	948	8,930	50,389	3,223	3,648	67,138
Accumulated depreciation and impairment losses at January 1, 2015	7	2,646	26,497	1,316	16	30,482
Depreciation	—	309	3,453	262	—	4,024
Divestitures	—	(31)	(1,091)	(53)	(2)	(1,177)
Impairment losses and asset write-offs	1	11	474	3	1	490
Translation differences	(1)	(14)	3	19	(1)	6
Other changes	37	(26)	39	(2)	(1)	47
Transfer to Assets held for distribution	—	(113)	(1,375)	(102)	—	(1,590)
At December 31, 2015	44	2,782	28,000	1,443	13	32,282
Depreciation	—	309	3,582	307	—	4,198
Divestitures	(5)	(12)	(697)	(63)	(1)	(778)
Impairment losses and asset write-offs	—	44	25	1	3	73
Translation differences	2	93	875	64	1	1,035
Other changes	—	(3)	(14)	—	(1)	(18)
Transfer to Assets held for sale	—	—	(77)	(8)	—	(85)
At December 31, 2016	41	3,213	31,694	1,744	15	36,707
Carrying amount at December 31, 2015	€856	€5,326	€15,908	€1,291	€4,073	€27,454
Carrying amount at December 31, 2016	€907	€5,717	€18,695	€1,479	€3,633	€30,431
For the year ended December 31, 2016, the Group recognized a total of €73 million of impairment losses and asset write-offs, of which €43 million related to certain of FCA Venezuela's assets due to the continued deterioration of the economic conditions in Venezuela. This impairment charge was recognized within Selling, administrative and other expenses in the Consolidated Income Statement for the year ended December 31, 2016.
For the year ended December 31, 2015, of the total €490 million of impairment losses and asset write-offs, €422 million related to the realignment of a portion of the Group's existing manufacturing capacity in NAFTA to better meet market demand for Ram pickup trucks and Jeep vehicles. This impairment charge was recognized within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2015.
In 2016, translation differences of €1,547 million primarily reflected the strengthening of the Brazilian Real and the U.S. Dollar against the Euro. In 2015, translation differences of €106 million mainly reflected the strengthening of the U.S. Dollar against the Euro, which was partially offset by the devaluation of the Brazilian Real.

The net carrying amount of assets leased under finance lease agreements includes assets that are legally owned by suppliers but are recognized in the Consolidated Financial Statements in accordance with IFRIC 4 - Determining Whether an Arrangement Contains a Lease, with the corresponding recognition of a financial lease payable. The total net carrying amount of assets leased under finance lease agreements included in Property, plant and equipment were as follows:

	At December 31
	2016	2015
	(€ million)
Land	€—	€3
Industrial buildings	251	270
Plant, machinery and equipment	602	576
Total Property, plant and equipment under finance lease	€853	€849
    Property, plant and equipment of the Group (excluding FCA US) reported as pledged as security for debt are summarized as follows:

	At December 31
	2016	2015
	(€ million)
Land and industrial buildings pledged as security for debt	€1,239	€934
Plant and machinery pledged as security for debt and other commitments	698	462
Other assets pledged as security for debt and other commitments	3	4
Total Property, plant and equipment pledged as security for debt	€1,940	€1,400
Information on the assets of FCA US subject to lien are set out in Note 21, Debt.
At December 31, 2016 and 2015, the Group had contractual commitments for the purchase of Property, plant and equipment amounting to €950 million and €1,665 million, respectively.

12. Investments accounted for using the equity method
The following table summarizes our Investments accounted for using the equity method:

	At December 31
	2016	2015
	(€ million)
Interest in joint ventures	€1,680	€1,528
Interest in associates	62	80
Other	51	50
Total Investments accounted for using the equity method	€1,793	€1,658
Our ownership percentages and carrying value of our Investments accounted for under the equity method were as follows:

	Ownership percentage		Investment balance
	At December 31		At December 31
	2016	2015	2016	2015
Interest in joint ventures	(€ million)		(€ million)
FCA Bank S.p.A.	50%	50%	€1,044	€985
Tofas-Turk Otomobil Fabrikasi A.S.	37.9%	37.9%	302	305
GAC FIAT Chrysler Automobiles Co.	50%	50%	237	145
Others			97	93
Total Interest in joint ventures			€1,680	€1,528

Interest in associates
RCS MediaGroup S.p.A. (“RCS”)	—	16.7%	€—	€51
Others			62	29
Total Interest in associates			€62	€80

FCA Bank S.p.A. (“FCA Bank”), which is a joint venture with Crédit Agricole Consumer Finance S.A. operates in Europe including Italy, France, Germany, UK and Spain. In July 2013, the Group reached an agreement with Crédit Agricole to extend the term of the joint venture through to December 31, 2021. Under the agreement, FCA Bank will continue to benefit from the financial support of the Crédit Agricole Group while continuing to strengthen its position as an active player in the securitization and debt markets. FCA Bank provides retail and dealer financing and long-term rental services in the automotive sector, directly or through its subsidiaries as a partner of the Group's mass-market vehicle brands and for Maserati vehicles.

The following tables include summarized financial information relating to FCA Bank:

	At December 31
	2016	2015
	(€ million)
Financial assets	€20,201	€16,944
Of which: Cash and cash equivalents	—	—
Other assets	3,083	2,565
Financial liabilities	19,887	16,418
Other liabilities	1,159	993
Equity (100%)	2,238	2,098
Net assets attributable to owners of the parent	2,199	2,081
Group's share of net assets	1,100	1,040
Elimination of unrealized profits and other adjustments	(56)	(55)
Carrying amount of interest in the joint venture	€1,044	€985

	Years ended December 31
	2016	2015	2014
	(€ million)
Interest and similar income	€764	€729	€737
Interest and similar expenses	(263)	(285)	(373)
Income tax expense	(105)	(110)	(74)
Profit from continuing operations	312	249	182
Net profit	312	249	182
Net profit attributable to owners of the parent (A)	309	248	181
Group’s share of net profit	154	124	91
Other comprehensive income/(loss) attributable to owners of the parent (B)	(64)	29	12
Total Comprehensive income attributable to owners of the parent (A+B)	€245	€277	€193
Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”), which is registered with the Turkish Capital Market Board, is listed on the İstanbul Stock Exchange. At December 31, 2016, the fair value of the Group’s interest in Tofas was €1,258 million (€1,129 million at December 31, 2015).
GAC Fiat Chrysler Automobiles Co. (“GAC FCA JV”) is a joint venture with Guangzhou Automobile Group Co., Ltd. which locally produces Jeep vehicles for the Chinese market.

On April 15, 2016, the shareholders of FCA approved the distribution of the Group's 16.7 percent ownership interest in RCS to holders of its common shares. The distribution of RCS ordinary shares took effect on May 1, 2016. Holders of FCA common shares were entitled to 0.067746 ordinary shares of RCS for each common share of FCA held of record. The distribution of the RCS equity method investment resulted in a net gain of €5 million recognized within Gains on disposal of investments in the Consolidated Income Statement for the year ended December 31, 2016.

The Group's proportionate share of the earnings of our joint ventures, associates and interest in unconsolidated subsidiaries accounted for using the equity method is reflected within Result from investments within the Consolidated Income Statement. The following table summarizes information relating to Result from investments:

	Years ended December 31
	2016	2015	2014
	(€ million)
Joint Ventures	€291	€155	€127
Associates	7	(27)	(20)
Other	15	2	10
Total Share of the profit of equity method investees	€313	€130	€117
Immaterial Joint Ventures and Associates
The aggregate amounts for the Group’s share in all individually immaterial joint ventures and associates that are accounted for using the equity method were as follows:

	Years ended December 31
	2016	2015	2014
	(€ million)
Joint ventures:
Profit from continuing operations	€137	€31	€36
Net profit	137	31	36
Other comprehensive income/(loss)	(90)	(30)	37
Total Other comprehensive income	€47	€1	€73

Associates:
Income/(Loss) from continuing operations	€7	€(27)	€(20)
Net loss	7	(27)	(20)
Other comprehensive income/(loss)	(1)	3	3
Total Other comprehensive income/(loss)	€6	€(24)	€(17)

13. Other Financial assets
Other financial assets consisted of the following:

		At December 31
		2016			2015
	Note	Current	Non-current	Total	Current	Non-current	Total
		(€ million)
Derivative financial assets	16	€448	€31	€479	€691	€122	€813
Available-for-sale securities	23	38	60	98	269	43	312
Held-for-trading securities	23	203	—	203	213	—	213
Held-to-maturity securities		—	2	2	—	3	3
Investments measured at cost		—	41	41	—	64	64
Available-for-sale investments	23	—	151	151	—	203	203
Held-for-trading investments	23	49	—	49	48	—	48
Financial receivables		—	320	320	—	271	271
Collateral deposits (1)	23	24	44	68	22	18	40
Total Other financial assets		€762	€649	€1,411	€1,243	€724	€1,967
_________________________
(1) Collateral deposits are held in connection with derivative transactions and debt obligations

At December 31, 2016 and 2015, Available-for-sale investments of €151 million (€203 million at December 31, 2015) primarily related to the investment in CNH Industrial N.V. (“CNHI”), which consisted of 15,948,275 common shares for an amount of €132 million and €101 million, respectively. In addition, at December 31, 2016 and 2015, the Group had an additional 15,948,275 special voting shares which cannot directly or indirectly be sold, disposed of or transferred, and over which the Group cannot create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance. These special voting shares do not have any dividend right and they will expire when the common shares referenced above are sold. As a result, no value has been attributed to these special voting shares. The total investment in CNHI corresponded to 1.7 percent of voting rights at December 31, 2016 and December 31, 2015.

14. Inventories

	At December 31
	2016	2015
	(€ million)
Raw materials, supplies and finished goods	€12,056	€11,190
Amount due from customers for contract work	65	161
Total Inventories	€12,121	€11,351
The amount of inventory write-downs recognized within Cost of revenues during the years ended December 31, 2016, 2015 and 2014 was €637 million, €653 million and €436 million, respectively.

The amount due from customers for contract work relates to the design and production of industrial automation systems and related products for the automotive sector was as follows:

	At December 31
	2016	2015
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€959	€2,097
Less: Progress billings	(1,130)	(2,163)
Construction contracts, net of advances on contract work	(171)	(66)
Amount due from customers for contract work	65	161
Less: Amount due to customers for contract work included in Other liabilities (current) (Note 22)	(236)	(227)
Construction contracts, net of advances on contract work	€(171)	€(66)

15. Trade, other receivables and tax receivables
The analysis by due date was as follows:

	At December 31
	2016					2015
	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total
	(€ million)
Trade receivables	€2,479	€—	€—	€—	€2,479	€2,668	€—	€—	€—	€2,668
Receivables from financing activities	2,407	171	—	171	2,578	1,778	228	—	228	2,006
Other receivables	2,387	308	102	410	2,797	2,129	243	14	257	2,386
Total Trade and other receivables	€7,273	€479	€102	€581	€7,854	€6,575	€471	€14	€485	€7,060

Tax receivables	€206	€71	€22	€93	€299	€307	€98	€—	€98	€405
Trade receivables
Trade receivables, amounting to €2,479 million at December 31, 2016 (€2,668 million at December 31, 2015), are shown net of the allowance for doubtful accounts of €275 million at December 31, 2016 (€303 million at December 31, 2015). At December 31, 2015, a total of €98 million of trade receivables, net of an allowance for doubtful accounts, related to Ferrari were classified within Assets held for distribution.
Changes in the allowance for doubtful accounts, which is calculated on the basis of historical losses on receivables, were as follows:

	At January 1, 2016	Provision	Use and other changes	At December 31, 2016
	(€ million)
Allowance for doubtful accounts	€303	€27	€(55)	€275

	At January 1, 2015	Provision	Use and other changes	Transfer to Assets held for distribution	At December 31, 2015
	(€ million)
Allowance for doubtful accounts	€320	€46	€(42)	€(21)	€303
Receivables from financing activities
Receivables from financing activities mainly relate to the business of financial services companies fully consolidated by the Group and are summarized as follows.

	At December 31
	2016	2015
	(€ million)
Dealer financing	€2,115	€1,650
Retail financing	286	238
Finance leases	6	8
Other	171	110
Total Receivables from financing activities	€2,578	€2,006
At December 31, 2015, a total of €1,176 million of receivables from financing activities, net of an allowance for doubtful accounts, related to Ferrari were classified within Assets held for distribution.
Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of specific insolvency risks. At December 31, 2016, the allowance for doubtful accounts amounted to €45 million (€40 million at December 31, 2015). Changes in the allowance for receivables from financing activities were as follows:

	At January 1, 2016	Provision	Use and other changes	At December 31, 2016
	(€ million)
Allowance for Receivables from financing activities	€40	€54	€(49)	€45

	At January 1, 2015	Provision	Use and other changes	Transfer to Assets held for distribution	At December 31, 2015
	(€ million)
Allowance for Receivables from financing activities	€73	€64	€(78)	€(19)	€40
Receivables for dealer financing are typically generated by sales of vehicles and are generally managed under dealer network financing programs as a component of the portfolio of the financial services companies. These receivables are interest bearing, with the exception of an initial limited, non-interest bearing period. The contractual terms governing the relationships with the dealer networks vary from country to country, although payment terms range from two to six months.
Other receivables
At December 31, 2016, Other receivables primarily consisted of tax receivables for VAT and other indirect taxes of €1,933 million (€1,529 million at December 31, 2015).

Transfer of financial assets
At December 31, 2016, the Group had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IAS 39 – Financial Instruments: Recognition and Measurement, amounting to €6,573 million (€4,950 million at December 31, 2015). The transfers related to trade receivables and other receivables for €5,467 million (€4,165 million at December 31, 2015) and receivables from financing activities for €1,106 million (€785 million at December 31, 2015). These amounts included receivables of €4,077 million (€3,022 million at December 31, 2015), mainly due from the sales network, transferred to jointly controlled financial services companies (FCA Bank).
At December 31, 2016 and 2015, the carrying amount of transferred financial assets not derecognized and the related liabilities were as follows:

	At December 31
	2016			2015
	Trade receivables	Receivables from financing activities	Total	Trade receivables	Receivables from financing activities	Total
	(€ million)
Carrying amount of assets transferred and not derecognized	€34	€376	€410	€22	€184	€206
Carrying amount of the related liabilities	€34	€376	€410	€22	€184	€206

16. Derivative financial assets and liabilities
The following table summarizes the fair value of the Group's derivative financial assets and liabilities:

	At December 31
	2016		2015
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ million)
Fair value hedges:
Interest rate risk - interest rate swaps	€31	€(1)	€58	€(3)
Interest rate and exchange rate risk - combined interest rate and currency swaps	—	(115)	—	(96)
Total Fair value hedges	31	(116)	58	(99)
Cash flow hedges:
Currency risks - forward contracts, currency swaps and currency options	213	(304)	287	(376)
Interest rate risk - interest rate swaps	—	—	1	—
Interest rate and currency risk - combined interest rate and currency swaps	87	—	127	(1)
Commodity price risk – commodity swaps and commodity options	21	(2)	—	(43)
Total Cash flow hedges	321	(306)	415	(420)
Net investment hedges:
Currency risks - forward contracts, currency swaps and currency options	—	(47)	—	—
Total Net investment hedges	—	(47)	—	—
Derivatives for trading	127	(228)	340	(217)
Total Fair value of derivative financial assets/(liabilities)	€479	€(697)	€813	€(736)
Financial derivative assets/(liabilities) - current	€448	€(681)	€691	€(429)
Financial derivative assets/(liabilities) - non-current	€31	€(16)	€122	€(307)
The following table summarizes the outstanding notional amounts of the Group's derivative financial instruments by due date:

	At December 31
	2016				2015
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Currency risk management	€18,668	€311	€—	€18,979	€18,769	€363	€—	€19,132
Interest rate risk management	855	795	—	1,650	264	1,448	—	1,712
Interest rate and currency risk management	928	305	82	1,315	1,380	1,178	65	2,623
Commodity price risk management	450	44	—	494	517	31	—	548
Other derivative financial instruments	—	14	—	14	—	—	14	14
Total Notional amount	€20,901	€1,469	€82	€22,452	€20,930	€3,020	€79	€24,029

Fair value hedges
The gains and losses arising from the valuation of outstanding interest rate derivatives (for managing interest rate risk) and currency derivatives (for managing currency risk) recognized in accordance with fair value hedge accounting and the gains and losses arising from the respective hedged items are summarized in the following table:

	Years ended December 31
	2016	2015	2014
	(€ million)
Currency risk
Net gains/(losses) on qualifying hedges	€(13)	€(49)	€(53)
Fair value changes in hedged items	13	49	53
Interest rate risk
Net (losses) on qualifying hedges	(26)	(34)	(20)
Fair value changes in hedged items	26	34	20
Net gains/(losses)	€—	€—	€—
Cash flow hedges
The effects recognized in the Consolidated Income Statement mainly relate to currency risk management and, to a lesser extent, to hedges regarding commodity price risk management and the cash flows that are exposed to interest rate risk.
The Group's policy for managing currency risk normally requires hedging of projected future flows from trading activities which will occur within the following twelve months, and from orders acquired (or contracts in progress), regardless of their due dates. The hedging effect arising from this is recorded in Other comprehensive income within Cash flow hedge reserve and will be recognized in the Consolidated Income Statement, mainly during the following year.
Derivatives relating to interest rate and currency risk management are treated as cash flow hedges and are entered into for the purpose of hedging notes issued in foreign currencies. The amount recorded in Other comprehensive income and within Cash flow hedge reserve is recognized in the Consolidated Income Statement according to the timing of the flows of the underlying notes.

With respect to cash flow hedges, the Group reclassified gains of €171 million during the year ended December 31, 2016 (losses of €221 million and €108 million for the years ended December 31, 2015 and 2014, respectively), net of the tax effect, from Other comprehensive income/(loss) to the Consolidated Income Statement and were reported in the following lines:

	Years ended December 31
	2016	2015	2014
	(€ million)
Currency risk
Increase in Net revenues	€236	€33	€33
(Increase)/Decrease in Cost of revenues	(44)	101	11
Net financial income/(expenses)	34	(148)	(141)
Result from investments	26	1	(13)
Interest rate risk
Increase in Cost of revenues	—	(10)	(2)
Result from investments	(1)	(2)	(3)
Net financial expenses	(4)	(77)	(11)
Commodity price risk
Increase in Cost of revenues	(39)	(23)	(2)
Ineffectiveness and discontinued hedges	12	1	5
Tax expense/(benefit)	(49)	(97)	15
Total recognized in Net profit from continuing operations	171	(221)	(108)
Recognized in Profit from discontinued operations, net of tax	—	(116)	2
Total recognized in Net profit	€171	€(337)	€(106)
Net investment hedges
In order to manage the Group's foreign currency risk related to its investments in foreign operations, the Group enters into net investment hedges, in particular foreign currency swaps and forward contracts. For the year ended December 31, 2016, losses of €75 million related to the net investment hedges were recognized in Other comprehensive income and were reflected within Currency translation differences. There was no ineffectiveness for the year ended December 31, 2016.
Derivatives for trading
At December 31, 2016 and 2015, Derivatives for trading primarily consisted of derivative contracts entered for hedging purposes which do not qualify for hedge accounting and one embedded derivative in a bond issue in which the yield is determined as a function of trends in the inflation rate and related hedging derivative, which converts the exposure to floating rate (the total value of the embedded derivative is offset by the value of the hedging derivative).

17. Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	At December 31
	2016	2015
	(€ million)
Cash at banks	€8,118	€9,274
Money market securities	9,200	11,388
Total Cash and cash equivalents	€17,318	€20,662

Cash and cash equivalents held in certain foreign countries (primarily in China and Argentina) are subject to local exchange control regulations providing for restrictions on the amount of cash other than dividends that can leave the country.

18. Share-based compensation
FCA - Performance Share Units
During the year ended December 31, 2015, FCA awarded a total of 14,713,100 Performance Share Units (“PSU awards”) to certain key employees under the equity incentive plan (Note 27, Equity). The PSU awards, which represent the right to receive FCA common shares, have financial performance goals covering a five-year period from 2014 to 2018. The performance goals include a net income target as well as total shareholder return (“TSR”) target, with each weighted at 50 percent and settled independently of the other. Half of the award will vest based on our achievement of the targets for net income (“PSU NI awards”) and will have a payout scale ranging from 0 percent to 100 percent. The remaining 50 percent of the PSU awards, (“PSU TSR awards”) are based on market conditions and have a payout scale ranging from 0 percent to 150 percent. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 14.7 million shares. One third of total PSU awards will vest in the first quarter of 2017, a cumulative two-thirds in the first quarter of 2018 and a cumulative 100 percent in the first quarter of 2019 if the respective performance goals for the years 2014 to 2016, 2014 to 2017 and 2014 to 2018 are achieved.
The vesting of the PSU NI awards will be determined based on the achievement of pre-established performance targets consistent with the Company’s business plan that was published in May 2014 and subsequently updated. The performance period for the PSU NI awards commenced on January 1, 2014. As the performance period commenced substantially prior to the commencement of the service period, which coincides with the grant date, the Company determined that the net income target did not meet the definition of a performance condition under IFRS 2 - Share-based Payment, and therefore is required to be accounted for as a non-vesting condition. As such, the fair values of the PSU NI awards were calculated using a Monte Carlo simulation model. The weighted average fair value of the PSU NI awards granted during the year ended December 31, 2015 was €8.78 (U.S.$9.76).
The key assumptions utilized to calculate the grant-date fair values for the PSU NI awards issued are summarized below:

Key assumptions	Range
Grant date stock price	€13.44 - €15.21
Expected volatility	40%
Risk-free rate	0.7%
The expected volatility was based on the observed historical volatility for common shares of FCA. The risk-free rate was based on the yields of the U.S. Treasury bonds with similar terms to the vesting date of each PSU NI award.
The weighted average fair value of the PSU TSR awards granted during the year ended December 31, 2015 was €16.52 (U.S.$18.35), which was calculated using a Monte Carlo simulation model. The key assumptions utilized to calculate the grant date fair values for the PSU TSR awards issued are summarized below:

Key assumptions	Range
Grant date stock price	€13.44 - €15.21
Expected volatility	37% - 39%
Dividend yield	0%
Risk-free rate	0.7% - 0.8%
The expected volatility was based on the observed historical volatility for common shares of FCA. The risk-free rate was based on the yields of the U.S. Treasury bonds with similar term to the vesting date of the PSU TSR awards. In addition, since the volatility of each member of the defined peer group are not wholly independent of one another, a correlation coefficient was developed based on historical share price changes for FCA and the defined peer group over a three-year period leading up to the grant date of the awards.
During the fourth quarter of 2016, FCA granted a total of 337,186 PSU awards, which had a grant date stock price of €5.73 (U.S.$6.30). The key assumptions used to value these awards were consistent with those of the PSU awards granted in 2015 (as adjusted for the anti-dilution provision described below). In addition, 295,319 PSU awards were canceled during the fourth quarter of 2016. The accelerated expense related to the cancellation of these awards was immaterial.
The weighted average fair value of the PSU NI awards for the year ended December 31, 2016 was €5.65 (U.S.$ 6.28). The weighted average fair value for the PSU TSR awards was €10.64 (U.S.$11.82) for the year ended December 31, 2016.
FCA - Restricted Share Units
During the year ended December 31, 2015, FCA awarded 5,196,550 Restricted Share Units (“RSU awards”) to certain key employees of the Company, which represent the right to receive FCA common shares and which will vest in three equal tranches in February of 2017, 2018 and 2019.
During the fourth quarter of 2016, FCA granted a total of 94,222 RSU awards, which represent the right to receive FCA common shares and which had a grant date fair value of €5.73 (U.S.$6.30). In addition, 148,071 RSU awards were canceled during the year ended December 31, 2016. The accelerated expense related to the cancellation of these awards was immaterial.
Anti-dilution adjustments - PSU awards and RSU awards
The documents governing FCA's long term incentive plans contain anti-dilution provisions which provide for an adjustment to the number of awards granted under the plans in order to preserve, or alternatively, prevent the enlargement of the benefits intended to be made available to the recipients of the awards should an event occur that affects our capital structure. As such, as a result of the spin-off of Ferrari N.V., on January 26, 2016, a conversion factor of 1.5440 was approved by FCA's Compensation Committee and applied to outstanding PSU awards and RSU awards as an equitable adjustment to make equity award holders whole for the resulting diminution in the value of an FCA share. For the PSU NI awards, FCA's Compensation Committee also approved an adjustment to the net income targets for the years 2016-2018 to account for the net income of Ferrari in order to preserve the economic benefit intended to be provided to each participant. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.
The following table reflects the changes resulting from the anti-dilution adjustment on January 26, 2016:

PSU Awards:
Number of awards - as adjusted	22,717,024
Key assumptions - as adjusted: Grant date stock price - for PSU NI and PSU TSR	€8.71 - €9.85
RSU Awards:
Number of awards - as adjusted	8,023,472

None of the outstanding PSU and RSU awards were forfeited and none of the outstanding PSU and RSU awards had vested as of December 31, 2016. The total number of PSU awards and RSU awards, as adjusted for the anti-dilution provision described above were 22,758,891 and 7,969,623, respectively, at December 31, 2016.
Total expense for the PSU awards and RSU awards of approximately €96 million and €54 million was recorded for the years ended December 31, 2016 and 2015, respectively. At December 31, 2016, the Group had unrecognized compensation expense related to the non-vested PSU awards and RSU awards of approximately €83 million based on current forfeiture assumptions, which will be recognized over a weighted-average period of 1.6 years.

Chief Executive Officer - Special Recognition Award
On April 16, 2015, shareholders of FCA approved a grant of 1,620,000 common shares to the Chief Executive Officer, which vested immediately. This grant was for recognition of the Chief Executive Officer's vision and guidance in the formation of Fiat Chrysler Automobiles N.V., which created significant value for the Company, its shareholders, stakeholders and employees. The weighted-average fair value of the shares at the grant date was €15.21 (U.S.$16.29), measured using FCA's share price on the grant date. A one-time charge of €24.6 million was recorded within Selling, general and other costs during the year ended December 31, 2015 related to this grant.
Stock option plans linked to Fiat and CNHI ordinary shares
On July 26, 2004, the Board of Directors granted the Chief Executive Officer, as a part of his variable compensation in that position, options to purchase 10,670,000 Fiat ordinary shares at a price of €6.583 per share. Following the de-merger of CNHI from Fiat, the beneficiary had the right to receive one ordinary Fiat share and one ordinary CNHI share for each original option, with the option exercise price remaining unchanged. The options were exercised in total in November 2014 and the beneficiary received 10,670,000 shares of FCA since the options were exercised after the Merger, in addition to 10,670,000 CNHI shares.
On November 3, 2006, the Fiat Board of Directors approved (subject to the subsequent approval of shareholders obtained on April 5, 2007), the “November 2006 Stock Option Plan”, an eight-year stock option plan, which granted certain managers of the Group and the Chief Executive Officer of Fiat the right to purchase a specific number of Fiat ordinary shares at a fixed price of €13.37 each. More specifically, the 10,000,000 options granted to employees and the 5,000,000 options granted to the Chief Executive Officer had a vesting period of four years, with an equal number vesting each year, were subject to achieving certain predetermined profitability targets non-market conditions in the reference period and were exercisable from February 18, 2011. An additional 5,000,000 options were granted to the Chief Executive Officer of Fiat that were not subject to performance conditions but also had a vesting period of four years with an equal number vesting each year and were exercisable from November 2010. Following the demerger of CNHI from Fiat, the beneficiaries had the right to receive one ordinary Fiat share and one ordinary CNHI share for each original option, with the option exercise price remaining unchanged.
Changes during the year ended December 31, 2014 were as follows:

	Rights granted to Managers
	Number of options	Average exercise price (€)
Outstanding shares at January 1, 2014	1,240,000	€13.37
Exercised	(1,139,375)	13.37
Expired	(100,625)	—
Outstanding shares at December 31, 2014	—	—

	Rights granted to the Chief Executive Officer
	Number of options	Average exercise price (€)
Outstanding shares at January 1, 2014	6,250,000	€13.37
Exercised	(6,250,000)	13.37
Outstanding shares at December 31, 2014	—	—
Stock grant plans linked to Fiat shares
On April 4, 2012, the shareholders resolved to approve the adoption of a Long Term Incentive Plan (the “Retention LTI Plan”), in the form of stock grants. As a result, the Group granted the Chief Executive Officer 7,000,000 rights, which represented an equal number of common shares. One third of the rights vested on February 22, 2013, one third vested on February 22, 2014 and one third vested on February 22, 2015, which had been subject to the requirement that the Chief Executive Officer remain in office. The Plan was serviced in 2015 through the issuance of new common shares. Compensation expense for the Retention LTI Plan for the years ended December 31, 2015 and 2014 were not material.

Changes in the Retention LTI Plan during the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
	Number of FCA shares	Average fair value at the grant date (€)	Number of FCA shares	Average fair value at the grant date (€)
Outstanding shares unvested at January 1	2,333,334	€4.205	4,666,667	€4.205
Vested	(2,333,334)	4.205	(2,333,333)	4.205
Outstanding shares unvested at December 31	—	€4.205	2,333,334	€4.205
Share-based compensation plans issued by FCA US
At December 31, 2016, FCA US has fully-vested outstanding units under its legacy Amended and Restated FCA US Directors’ Restricted Stock Unit Plan (“FCA US Directors’ RSU Plan”). There were no units outstanding under the FCA US 2012 Long-Term Incentive Plan (“2012 LTIP Plan”) or the FCA US Restricted Stock Unit Plan (“FCA US RSU Plan”). Compensation expense for those plans for the years ended December 31, 2016, 2015 and 2014 were not material.
Anti-dilution adjustments - FCA US share-based compensation plans
The documents governing FCA US's share-based compensation plans contain anti-dilution provisions which provide for an adjustment to the number of FCA US awards granted under the plans in order to preserve, or alternatively prevent the enlargement of, the benefits intended to be made available to the holders of the awards should an event occur that impacts the capital structure of FCA US. On February 3, 2015, FCA US made a special distribution to FCA, which reduced the fair value of FCA US's equity. As a result of this dilutive event, the FCA US Board of Directors approved an anti-dilution adjustment factor to increase the number of outstanding FCA US awards in order to preserve the economic benefit intended to be provided to each participant. On January 21, 2014, FCA US paid a distribution of U.S.$1,900 million (€1,404 million) and on February 7, 2014, FCA US prepaid the VEBA Trust Note. As a result of these two transactions that diluted the fair value of FCA US's equity, an anti-dilution adjustment factor was approved by FCA US's Compensation and Leadership Development Committee to increase the number of outstanding FCA US awards (excluding performance share units granted under the 2012 LTIP Plan (“LTIP PSUs”)) in order to preserve the economic benefit intended to be provided to each participant. No additional expense was recognized as a result of these anti-dilutive adjustments and the changes below reflect the impact of the anti-dilutive adjustments for the years ended December 31, 2015 and 2014.
Restricted Stock Unit Plans issued by FCA US
Director restricted stock units were granted to non-employee members of the FCA US Board of Directors. Under the plan, settlement of the awards is made within 60 days of the Director’s cessation of service on the FCA US Board of Directors and awards are paid in cash. On May 7, 2015, the FCA US Board of Directors approved an amendment to the FCA US Directors’ RSU Plan, freezing the Director restricted stock unit value as of December 31, 2015.

Changes during the years ended December 31, 2015 and 2014 for the FCA US RSU Plan were as follows:

	2015		2014
	FCA US Restricted Stock Units	Weighted average fair value at the grant date (€)	FCA US Restricted Stock Units	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	1,545,985	€4.18	5,550,897	€3.14
Granted	—	—	—	—
Vested	(1,545,985)	4.58	(3,893,470)	3.01
Forfeited	—	—	(111,442)	3.85
Outstanding shares unvested at December 31	—	€—	1,545,985	€4.18
2012 LTIP Plan
In February 2012, the Compensation Committee of FCA US approved the 2012 LTIP Plan that covers senior executives of FCA US (other than the Chief Executive Officer). During the year ended December 31, 2016, the restricted share units (“LTIP RSUs”) were settled in cash.
Changes during 2016, 2015 and 2014 for the LTIP RSUs were as follows:

	2016		2015		2014
	LTIP RSUs	Weighted average fair value at the grant date (€)	LTIP RSUs	Weighted average fair value at the grant date (€)	LTIP RSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	654,706	€5.50	2,303,928	€4.67	4,054,807	€4.08
Granted	—	—	—	—	—	—
Vested	(642,922)	5.27	(1,544,664)	4.98	(1,630,392)	4.15
Forfeited	(11,784)	5.45	(104,558)	5.36	(120,487)	4.24
Outstanding shares unvested at December 31	—	€—	654,706	€5.50	2,303,928	€4.67
Changes during 2015 and 2014 for the LTIP PSUs were as follows:

	2015		2014
	LTIP PSUs (1)	Weighted average fair value at the grant date (€)	LTIP PSUs (1)	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	5,320,540	€8.62	8,417,511	€5.64
Granted	—	—	5,556,503	7.62
Vested	(5,302,138)	9.44	—	—
Forfeited	(18,402)	9.44	(8,653,474)	5.89
Outstanding shares unvested at December 31	—	€—	5,320,540	€8.62
_________________________
(1) Not adjusted for anti-dilution

19. Employee benefits liabilities
Employee benefits liabilities consisted of the following:

	At December 31
	2016			2015
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€38	€4,980	€5,018	€36	€5,274	€5,310
Health care and life insurance plans	145	2,321	2,466	153	2,306	2,459
Other post-employment benefits	110	877	987	110	859	969
Other provisions for employees	518	874	1,392	359	967	1,326
Total Employee benefits liabilities	€811	€9,052	€9,863	€658	€9,406	€10,064
The Group recognized a total of €1,540 million for the cost for defined contribution plans for the year ended December 31, 2016 (€1,541 million in 2015 and €1,346 million in 2014).
The following table summarizes the fair value of the defined benefit obligations and the fair value of the related plan assets:

	At December 31
	2016	2015
	(€ million)
Present value of defined benefit obligations:
Pension benefits	€28,065	€27,547
Health care and life insurance plans	2,466	2,459
Other post-employment benefits	987	969
Total present value of defined benefit obligations (a)	31,518	30,975

Fair value of plan assets (b)	23,409	22,415
Asset ceiling (c)	12	11
Total net defined benefit plans (a - b + c)	8,121	8,571

of which:
Net defined benefit liability (d)	8,471	8,738
Defined benefit plan asset	(350)	(167)

Other provisions for employees (e)	1,392	1,326
Total Employee benefits liabilities (d + e)	€9,863	€10,064

Pension benefits
Liabilities arising from the Group's defined benefit plans are usually funded by contributions made by Group subsidiaries and, at times by their employees, into legally separate trusts from which the employee benefits are paid. The Group’s funding policy for defined benefit pension plans is to contribute the minimum amounts required by applicable laws and regulations. Occasionally, additional discretionary contributions in excess of these legally required are made to achieve certain desired funding levels. In the U.S. these excess amounts are tracked, and the resulting credit balance can be used to satisfy minimum funding requirements in future years. At December 31, 2016, the combined credit balances for the U.S. and Canada qualified pension plans were approximately €2.2 billion, the usage of the credit balances to satisfy minimum funding requirements is subject to the plans maintaining certain funding levels. During the years ended December 31, 2016, 2015 and 2014, the Group made pension contributions in the U.S. and Canada totaling €445 million, €202 million and €193 million, respectively. The Group contributions to pension plans for 2017 are expected to be €677 million, of which €645 million relate to the U.S. and Canada, with €513 million being discretionary contributions and €132 million will be made to satisfy minimum funding requirements. The expected benefit payments for pension plans are as follows:

Expected benefit payments
(€ million)
2017	€1,881
2018	€1,844
2019	€1,820
2020	€1,806
2021	€1,787
2022-2026	€8,947
The following table summarizes the changes in the pension plans:

	2016				2015
	Obligation	Fair value of plan assets	Asset ceiling	Liability (asset)	Obligation	Fair value of plan assets	Asset ceiling	Liability (asset)
	(€ million)
At January 1	€27,547	€(22,415)	€11	€5,143	€27,287	€(22,231)	€6	€5,062
Included in the Consolidated Income Statement	1,322	(849)	—	473	1,327	(816)	—	511
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic assumptions	(61)	—	—	(61)	(101)	—	—	(101)
- Financial assumptions	346	—	—	346	(1,296)	—	—	(1,296)
- Other	12	(6)	—	6	33	(8)	—	25
Return on assets	—	(861)	—	(861)	—	749	—	749
Changes in the effect of limiting net assets	—	—	—	—	—	—	4	4
Changes in exchange rates	907	(817)	1	91	2,181	(1,743)	1	439
Other:
Employer contributions	—	(454)	—	(454)	—	(237)	—	(237)
Plan participant contributions	3	(4)	—	(1)	2	(2)	—	—
Benefits paid	(2,015)	1,999	—	(16)	(1,857)	1,849	—	(8)
Other changes	4	(2)	—	2	(29)	24	—	(5)
At December 31	€28,065	€(23,409)	€12	€4,668	€27,547	€(22,415)	€11	€5,143
At December 31, 2015, Employee benefits liabilities included a total of €212 million related to the payment of supplemental unemployment benefits due to extended downtime at certain plants associated with the realignment of a portion of the Group's existing manufacturing capacity in NAFTA to better meet market demand for Ram pickup trucks and Jeep vehicles.

Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31
	2016	2015	2014
	(€ million)
Current service cost	€175	€196	€184
Interest expense	1,157	1,143	1,089
Interest income	(944)	(912)	(878)
Other administration costs	95	92	62
Past service costs/(credits) and gains/(losses) arising from settlements/curtailments	(10)	(8)	17
Total recognized in the Consolidated Income Statement	€473	€511	€474
During the year ended December 31, 2016, the Group amended its U.S. defined benefit plan for salaried employees to allow certain terminated vested participants to accept a lump-sum amount. A total of €214 million was paid to those participants who accepted the offer in December 2016. The plan amendment resulted in a settlement gain of €29 million that was recognized within Selling, general and other in the Consolidated Income Statement for the year ended December 31, 2016. There were no significant plan amendments or curtailments to the Group's pension plans for the years ended December 31, 2015 and 2014.
During the year ended December 31, 2015, mortality assumptions used for our U.S. benefit plan valuation were updated to reflect recent trends in the industry and the revised outlook for future generational mortality improvements. Generational improvements represent decreases in mortality rates over time based upon historical improvements in mortality and expected future improvements. The change increased the Group's U.S. pension and other post-employment benefit obligations by approximately €214 million and €28 million, respectively, at December 31, 2015. In addition, retirement rate assumptions used for the Group's U.S. and Canada benefit plan valuations were updated to reflect an ongoing trend towards delayed retirement for U.S. and Canada employees. The change decreased the Group's U.S. and Canada pension benefit obligations by approximately €209 million at December 31, 2015.

The fair value of plan assets by class was as follows:

	At December 31
	2016		2015
	Amount	of which have a quoted market price in an active market	Amount	of which have a quoted market price in an active market
	(€ million)
Cash and cash equivalents	€862	€816	€589	€512
U.S. equity securities	1,641	1,633	2,209	2,208
Non-U.S. equity securities	1,170	1,170	1,388	1,388
Commingled funds	3,149	216	2,025	164
Equity instruments	5,960	3,019	5,622	3,760
Government securities	2,611	858	2,610	852
Corporate bonds (including convertible and high yield bonds)	6,353	58	6,028	—
Other fixed income	907	9	928	7
Fixed income securities	9,871	925	9,566	859
Private equity funds	1,979	—	1,787	—
Commingled funds	147	118	137	117
Mutual funds	3	3	3	—
Real estate funds	1,460	—	1,502	—
Hedge funds	2,466	—	2,607	—
Investment funds	6,055	121	6,036	117
Insurance contracts and other	661	156	602	49
Total fair value of plan assets	€23,409	€5,037	€22,415	€5,297
Non-U.S. Equity securities are invested broadly in developed international and emerging markets. Debt instruments are fixed income securities which are primarily comprised of long-term U.S. Treasury and global government bonds, as well as developed international and emerging market companies’ debt securities diversified by sector, geography and through a wide range of market capitalization. Commingled funds include common collective trust funds, mutual funds and other investment entities. Private equity funds include those in limited partnerships that invest primarily in operating companies that are not publicly traded on a stock exchange. Real estate investments include those in limited partnerships that invest in various commercial and residential real estate projects both domestically and internationally. Hedge fund investments include those seeking to maximize absolute return using a broad range of strategies to enhance returns and provide additional diversification.
The investment strategies and objectives for pension assets primarily in the U.S. and Canada reflect a balance of liability-hedging and return-seeking investment considerations. The investment objectives are to minimize the volatility of the value of the pension assets relative to the pension liabilities and to ensure assets are sufficient to pay plan obligations. The objective of minimizing the volatility of assets relative to liabilities is addressed primarily through asset diversification, partial asset–liability matching and hedging. Assets are broadly diversified across many asset classes to achieve risk–adjusted returns that, in total, lower asset volatility relative to the liabilities. Additionally, in order to minimize pension asset volatility relative to the pension liabilities, a portion of the pension plan assets are allocated to fixed income securities. The Group policy for these plans ensures actual allocations are in line with target allocations as appropriate.
Assets are actively managed primarily by external investment managers. Investment managers are not permitted to invest outside of the asset class or strategy for which they have been appointed. The Group uses investment guidelines to ensure investment managers invest solely within the mandated investment strategy. Certain investment managers use derivative financial instruments to mitigate the risk of changes in interest rates and foreign currencies impacting the fair values of certain investments. Derivative financial instruments may also be used in place of physical securities when it is more cost effective and/or efficient to do so. Plan assets do not include shares of FCA or properties occupied by Group companies, with the possible exception of commingled investment vehicles where FCA does not control the investment guidelines.
Sources of potential risk in the pension plan assets measurements relate to market risk, interest rate risk and operating risk. Market risk is mitigated by diversification strategies and as a result, there are no significant concentrations of risk in terms of sector, industry, geography, market capitalization, or counterparty. Interest rate risk is mitigated by partial asset–liability matching. The fixed income target asset allocation partially matches the bond–like and long–dated nature of the pension liabilities. Interest rate increases generally will result in a decline in the fair value of the investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases generally will increase the fair value of the investments in fixed income securities and the present value of the obligations.
The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December 31
	2016			2015
	U.S.	Canada	UK	U.S.	Canada	UK
Discount rate	4.4%	3.9%	2.7%	4.5%	4.0%	3.8%
Future salary increase rate	—%	3.5%	3.1%	—%	3.5%	2.9%
The average duration of the U.S. and Canadian liabilities was approximately 11 and 13 years, respectively. The average duration of the UK pension liabilities was approximately 21 years.
Health care and life insurance plans
Liabilities arising from these plans comprise obligations for retiree health care and life insurance granted to employees and to retirees in the U.S. and Canada by FCA US subsidiaries. Upon retirement from the Group, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically. These plans are unfunded. The expected benefit payments for unfunded health care and life insurance plans are as follows:

Expected benefit payments
(€ million)
2017	€145
2018	€145
2019	€144
2020	€144
2021	€144
2022-2025	€732
Changes in the net defined benefit obligations for healthcare and life insurance plans were as follows:

	2016	2015
	(€ million)
Present value of obligations at January 1	€2,459	€2,276
Included in the Consolidated Income Statement	130	134
Included in Other comprehensive income:
Actuarial losses/(gains) from:
- Demographic assumptions	(43)	5
- Financial assumptions	10	(9)
- Other	(34)	1
Effect of movements in exchange rates	83	204
Other:
Benefits paid	(139)	(152)
Other changes	—	—
Present value of obligations at December 31	€2,466	€2,459

Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31
	2016	2015	2014
	(€ million)
Current service cost	€26	€32	€21
Interest expense	107	102	98
Past service costs/(credits) and losses/(gains) arising from settlements	(3)	—	7
Total recognized in the Consolidated Income Statement	€130	€134	€126
Health care and life insurance plans are accounted for on an actuarial basis, which requires the selection of various assumptions, in particular, it requires the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events such as health care cost increases and demographic experience.
The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December 31
	2016		2015
	U.S.	Canada	U.S.	Canada
Discount rate	4.5%	4.0%	4.5%	4.2%
Salary growth	1.5%	1.0%	1.5%	1.5%
Weighted average ultimate healthcare cost trend rate	4.5%	4.4%	4.5%	4.3%
The average duration of the U.S. and Canadian liabilities was approximately 12 and 16 years, respectively.
The annual rate of increase in the per capita cost of covered U.S. health care benefits assumed for next year and used in the 2016 plan valuation was 7.0 percent (7.0 percent in 2015). The annual rate was assumed to decrease gradually to 4.5 percent after 2029 and remain at that level thereafter. The annual rate of increase in the per capita cost of covered Canadian health care benefits assumed for next year and used in the 2016 plan valuation was 4.7 percent (4.7 percent in 2015). The annual rate was assumed to decrease gradually to 4.4 percent in 2029 and remain at that level thereafter.
Other post-employment benefits
Other post-employment benefits include other employee benefits granted to Group employees in Europe and comprises, amongst others, the Italian employee severance indemnity (“TFR”) obligation amounting to €775 million at December 31, 2016 and €794 million at December 31, 2015. These schemes are required under Italian Law.
The amount of TFR to which each employee is entitled must be paid when the employee leaves the Group and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions the entitlement may be partially advanced to an employee during their working life.
The legislation regarding this scheme was amended by Law 296 of December 27, 2006 and subsequent decrees and regulations issued in the first part of 2007. Under these amendments, companies with at least 50 employees were obliged to transfer the TFR to the “Treasury fund” managed by the Italian state-owned social security body (“INPS”) or to supplementary pension funds. Prior to the amendments, accruing TFR for employees of all Italian companies could be managed by the company itself. Consequently, the Italian companies’ obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19 - Employee Benefits, of defined contribution plans whereas the amounts recorded in the provision for employee severance pay retain the nature of defined benefit plans. Accordingly, the provision for employee severance indemnity in Italy consisted of the residual obligation for TFR through December 31, 2006. This is an unfunded defined benefit plan as the benefits have already been entirely earned, with the sole exception of future revaluations. Since 2007, the scheme has been classified as a defined contribution plan and the Group recognizes the associated cost over the period in which the employee renders service.

Changes in defined benefit obligations for other post-employment benefits were as follows:

	2016	2015
	(€ million)
Present value of obligations at January 1	€969	€1,074
Included in the Consolidated Income Statement	26	16
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic assumptions	2	(1)
- Financial assumptions	29	(27)
- Other	34	(11)
Effect of movements in exchange rates	1	(1)
Other:
Benefits paid	(58)	(60)
Transfer to Liabilities held for sale	(14)	(23)
Other changes	(2)	2
Present value of obligations at December 31	€987	€969
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31
	2016	2015	2014
	(€ million)
Current service cost	€8	€10	€20
Interest expense	17	6	11
Past service costs (credits) and gains or losses arising from settlements	1	—	—
Total recognized in the Consolidated Income Statement	€26	€16	€31

The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA rated) fixed income securities for which the timing and amounts of maturities match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2016 was 1.0 percent (1.6 percent in 2015). The average duration of the Italian TFR is approximately 7 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and law requirements for retirement in Italy.
Other provisions for employees
Other provisions for employees primarily included long-term disability benefits, supplemental unemployment benefits, variable and other deferred compensation, as well as bonuses granted for tenure at the Company.

20. Provisions
Provisions consisted of the following:

	At December 31
	2016			2015
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€2,905	€4,637	€7,542	€2,411	€4,060	€6,471
Sales incentives	5,749	—	5,749	5,196	—	5,196
Legal proceedings and disputes	54	530	584	66	434	500
Commercial risks	250	412	662	189	132	321
Restructuring	26	46	72	32	67	99
Other risks	333	895	1,228	218	987	1,205
Total Provisions	€9,317	€6,520	€15,837	€8,112	€5,680	€13,792
Changes in Provisions were as follows:

	At December 31, 2015	Additional provisions	Settlements	Unused amounts	Translation differences	Transfer to Liabilities held for sale	Changes in the scope of consolidation and other changes	At December 31, 2016
	(€ million)
Product warranty and recall campaigns	€6,471	€4,147	€(3,351)	€—	€238	€—	€37	€7,542
Sales incentives	5,196	13,354	(12,955)	(2)	160	—	(4)	5,749
Legal proceedings and disputes	500	99	(92)	(68)	37	(6)	114	584
Commercial risks	321	599	(176)	(26)	20	(3)	(73)	662
Restructuring	99	78	(69)	(13)	2	(8)	(17)	72
Other risks	1,205	355	(191)	(133)	18	(4)	(22)	1,228
Total Provisions	€13,792	€18,632	€(16,834)	€(242)	€475	€(21)	€35	€15,837
Product warranty and recall campaigns
At December 31, 2016, the Product warranty and recall campaigns provision included €414 million of charges recognized within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2016 for the additional estimated costs associated with the recall campaigns related to an industry wide recall of airbag inflators resulting from parts manufactured by Takata. Refer to Note 25, Guarantees granted, commitments and contingent liabilities, for additional information. In addition, the Product warranty and recall campaigns provision included €132 million of estimated net costs recognized within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2016 associated with a recall for which costs are being contested with a supplier. Although FCA believes the supplier has responsibility for the recall, only a partial recovery of the estimated costs has been recognized pursuant to a cost sharing agreement. The cash outflow for the non-current portion of the Product warranty and recall campaigns provision is primarily expected within a period through 2021.

The Product warranty and recall campaigns provision at December 31, 2015 included the change in estimate for estimated future recall campaign costs for the U.S. and Canada of €761 million recognized within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2015 related to vehicles sold in periods prior to the third quarter of 2015 as well as additional warranty costs in the second half of 2015 related to the increase in the accrual rate per vehicle. The change in estimate was as a result of increases in both the cost and frequency of recall campaigns and increased regulatory activity across the industry in the U.S. and Canada, and an additional actuarial analysis that gave greater weight to the more recent calendar year trends in recall campaign experience, which was added to the adequacy assessment to estimate future recall costs.
For the year ended December 31, 2015, a total charge of €81 million was recorded within Selling, general and other costs in the Consolidated Income Statement for the year ended December 31, 2015 as a result of a consent order agreed with U.S. National Highway Traffic Safety Administration (“NHTSA”), (the “Consent Order”), resolving the issues raised by NHTSA with respect to FCA US’s execution of 23 recall campaigns in NHTSA's Special Order issued to FCA US on May 22, 2015. Pursuant to the Consent Order, FCA US made a U.S.$70 million (€63 million) cash payment to NHTSA in September 2015 and will spend U.S.$20 million (€18 million) on industry and consumer outreach activities and incentives to enhance certain recall and service campaign completion rates. An additional U.S.$15 million (€14 million) payment will be payable by FCA US if it fails to comply with certain terms of the Consent Order. FCA US’s compliance with the Consent Order is monitored by an independent monitor that reports to NHTSA on a periodic basis.  In addition, the Consent Order requires FCA US to meet monthly with NHTSA to discuss certain communications and open investigations.  Although the Consent Order required these monthly meetings for a one year term, NHTSA exercised its option, pursuant to the terms of the Consent Order, to extend such meetings for an additional year.
As a result of the Group's heightened scrutiny of its regulatory reporting obligations growing out of the Consent Order, the Group identified deficiencies in FCA US's Transportation Recall Enhancement, Accountability, and Documentation (TREAD) reporting. Following admission of these deficiencies to NHTSA, an amendment to the Consent Order was issued in December 2015 whereby a penalty of U.S.$70 million (€63 million) was imposed by NHTSA. The penalty, which was recorded within Selling, general and other costs in the Consolidated Income Statement during the year ended December 31, 2015, was paid on January 6, 2016.
Sales incentives, Legal proceedings and disputes, Commercial risks and Other risks
As described within Note 2 —Basis of preparation (Use of Estimates section), the Group records the estimated cost of sales incentive programs offered to dealers and consumers as a reduction to revenue at the time of sale of the vehicle to the dealer.
None of the provisions within the total Legal proceedings and disputes provision are individually significant. As described within Note 2 —Basis of preparation (Use of Estimates section), a provision for legal proceedings is recognized when it is deemed probable that the proceedings will result in an outflow of resources. As the ultimate outcome of pending litigation is uncertain, the timing of cash outflow for the Legal proceedings and disputes provision is also uncertain.
Commercial risks arise in connection with the sale of products and services such as onerous maintenance contracts and as a result of certain regulatory emission requirements. For items such as onerous maintenance contracts, a provision is recognized when the expected costs to complete the services under these contracts exceed the revenues expected to be realized. A provision for fines related to certain regulatory emission requirements is recognized at the time vehicles are sold based on the estimated cost to settle the obligation measured as the sum of the cost of regulatory credits previously purchased plus the amount, if any, of the fine expected to be paid in cash. The non-current portion of the provision for commercial risks is expected to be used within a period through 2019.
Other risks include, among other items: provisions for disputes with suppliers related to supply contracts or other matters that are not subject to legal proceedings, provisions for product liabilities arising from personal injuries including wrongful death and potential exemplary or punitive damages alleged to be the result of product defects, disputes with other parties relating to contracts or other matters not subject to legal proceedings and management's best estimate of the Group’s probable environmental obligations which also includes costs related to claims on environmental matters. The cash outflow for the non-current portion of the Other risks provision is primarily expected within a period through 2023.

21. Debt
Debt classified within current liabilities includes short-term borrowings from banks and other financings with an original maturity date falling within twelve months, as well as the current portion of long-term debt. Debt classified under non-current liabilities includes borrowings from banks and other financings with maturity dates greater than twelve months (long-term debt), net of the current portion.
The following table summarizes the Group's short-term and long-term Debt:

	At December 31
	2016					2015
	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non-current)	Total Debt	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non-current)	Total Debt
	(€ million)
Notes	€2,565	€5,763	€4,023	€9,786	€12,351	€2,689	€7,017	€3,735	€10,752	€13,441
Borrowings from banks	4,025	4,592	786	5,378	9,403	3,364	7,803	795	8,598	11,962
Asset-backed financing	410	—	—	—	410	206	—	—	—	206
Other debt	937	688	259	947	1,884	1,109	724	344	1,068	2,177
Total Debt	€7,937	€11,043	€5,068	€16,111	€24,048	€7,368	€15,544	€4,874	€20,418	€27,786
The annual effective interest rates and the nominal currencies of debt at December 31, 2016 and 2015 were as follows:

	Interest rate					Total at December 31, 2016
	less than 5%	from 5% to 7.5%	from 7.5% to 10%	from 10% to 12.5%	more than 12.5%
	(€ million)
Euro	€6,700	€5,028	€3	€38	€14	€11,783
U.S.$	5,365	1,817	1	4	162	7,349
Brazilian Real	169	438	773	772	1,393	3,545
Swiss Franc	655	—	—	—	—	655
Canadian Dollar	29	—	261	—	—	290
Chinese Renminbi	181	5	—	—	—	186
Argentinian Peso	12	—	—	—	62	74
Other	112	19	3	19	13	166
Total Debt	€13,223	€7,307	€1,041	€833	€1,644	€24,048

	Interest rate					Total at December 31, 2015
	less than 5%	from 5% to 7.5%	from 7.5% to 10%	from 10% to 12.5%	more than 12.5%
	(€ million)
Euro	€6,671	€5,358	€1,003	€75	€—	€13,107
U.S.$	7,784	1,685	1	5	190	9,665
Brazilian Real	723	383	794	87	1,075	3,062
Swiss Franc	652	369	—	—	—	1,021
Canadian Dollar	12	—	354	—	—	366
Chinese Renminbi	114	51	—	—	—	165
Argentinian Peso	—	—	3	—	155	158
Other	174	1	29	32	6	242
Total Debt	€16,130	€7,847	€2,184	€199	€1,426	€27,786
For further information on the management of interest rate and currency risk, refer to Note 31, Qualitative and quantitative information on financial risks.
Notes
The following table summarizes the outstanding notes at December 31, 2016 and 2015:

					At December 31
	Currency	Face value of outstanding notes (million)	Coupon %	Maturity	2016	2015
Global Medium Term Note Programme:					(€ million)
Fiat Chrysler Finance Europe S.A.(1)	EUR	1,000	6.375	April 1, 2016	€—	€1,000
Fiat Chrysler Finance Europe S.A.(1)	EUR	1,000	7.750	October 17, 2016	—	1,000
Fiat Chrysler Finance Europe S.A.(2)	CHF	400	5.250	November 23, 2016	—	369
Fiat Chrysler Finance Europe S.A.(1)	EUR	850	7.000	March 23, 2017	850	850
Fiat Chrysler Finance North America Inc.(1)	EUR	1,000	5.625	June 12, 2017	1,000	1,000
Fiat Chrysler Finance Europe S.A.(2)	CHF	450	4.000	November 22, 2017	419	415
Fiat Chrysler Finance Europe S.A.(1)	EUR	1,250	6.625	March 15, 2018	1,250	1,250
Fiat Chrysler Finance Europe S.A.(1)	EUR	600	7.375	July 9, 2018	600	600
Fiat Chrysler Finance Europe S.A.(2)	CHF	250	3.125	September 30, 2019	233	231
Fiat Chrysler Finance Europe S.A.(1)	EUR	1,250	6.750	October 14, 2019	1,250	1,250
Fiat Chrysler Finance Europe S.A.(1)	EUR	1,000	4.750	March 22, 2021	1,000	1,000
Fiat Chrysler Finance Europe S.A.(1)	EUR	1,350	4.750	July 15, 2022	1,350	1,350
FCA (1)	EUR	1,250	3.750	March 29, 2024	1,250	—
Others	EUR	7			7	7
Total Global Medium Term Notes					9,209	10,322

Other Notes:
FCA Notes (1)	U.S.$	1,500	4.500	April 15, 2020	1,423	1,378
FCA Notes (1)	U.S.$	1,500	5.250	April 15, 2023	1,423	1,378
Total Other Notes					2,846	2,756
Hedging effect, accrued interest and amortized cost valuation					296	363
Total Notes					€12,351	€13,441
_________________________
(1) Listing on the Irish Stock Exchange was obtained.
(2) Listing on the SIX Swiss Exchange was obtained.

Notes Issued Through GMTN Programme
Certain notes issued by the Group are governed by the terms and conditions of the Global Medium Term Note (“GMTN”) Programme. A maximum of €20 billion may be used under this program, of which notes of approximately €9.2 billion were outstanding at December 31, 2016 (€10.3 billion at December 31, 2015). The GMTN Programme is guaranteed by FCA, which may from time to time buy back notes in the market that have been issued. Such buybacks, if made, depend upon market conditions, the Group's financial situation and other factors which could affect such decisions.
Changes in notes issued under the GMTN Programme during the year ended December 31, 2016 were due to the:

•	issuance of a 3.75 percent note at par in March 2016 with a principal amount of €1,250 million and due March 2024;

•	repayment at maturity of a note in April 2016 with a principal amount of €1,000 million;

•	repayment at maturity of a note in October 2016 with a principal amount of €1,000 million; and

•	repayment at maturity of a note in November 2016 with a principal amount of CHF 400 million (€373 million).
Changes in notes issued under the GMTN Programme during the year ended December 31, 2015 were due to the:

•	repayment at maturity of two notes, one with a principal amount of €1,500 million and one with a principal amount of CHF 425 million (€390 million).
The notes issued under the GMTN Programme impose covenants on the issuer and, in certain cases, on FCA as guarantor, which include: (i) negative pledge clauses which require that, in case any security interest upon assets of the issuer and/or FCA is granted in connection with other notes or debt securities having the same ranking, such security should be equally and ratably extended to the outstanding notes; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of the issuer and/or FCA; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the notes under certain events of default on other financial instruments issued by FCA’s main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes. As of December 31, 2016, FCA was in compliance with all covenants under the GMTN Programme.
Other Notes
In April 2015, FCA issued U.S.$1.5 billion (€1.4 billion) principal amount of 4.5 percent unsecured senior debt securities due April 15, 2020 (the “Initial 2020 Notes”) and U.S.$1.5 billion (€1.4 billion) principal amount of 5.25 percent unsecured senior debt securities due April 15, 2023 (the “Initial 2023 Notes”) at an issue price of 100 percent of their principal amount. The Initial 2020 Notes and the Initial 2023 Notes, collectively referred to as “the Initial Notes”, rank pari passu in right of payment with respect to all of FCA's existing and future senior unsecured indebtedness and senior in right of payment to any of FCA's future subordinated indebtedness and existing indebtedness, which is by its terms subordinated in right of payment to the Initial Notes.
On June 17, 2015, subject to the terms and conditions set forth in our prospectus, we commenced an offer to exchange up to U.S.$1.5 billion (€1.4 billion) aggregate principal amount of new 4.5 percent unsecured senior debt securities due 2020 (“2020 Notes”), for any and all of our outstanding Initial 2020 Notes issued on April 14, 2015, and up to U.S.$1.5 billion (€1.4 billion) aggregate principal amount of new 5.25 percent unsecured senior debt securities due 2023 (“2023 Notes”), for any and all of our outstanding Initial 2023 Notes issued on April 14, 2015. The 2020 Notes and the 2023 Notes, collectively referred to as “the Notes”, were identical in all material respects to the Initial Notes, except that the Notes did not contain restrictions on transfer. The exchange offer expired on July 23, 2015. Substantially all of the Initial Notes were tendered for the Notes.
The Notes impose covenants on FCA including: (i) negative pledge clauses which require that, in case any security interest upon assets of FCA is granted in connection with other notes or debt securities having the same ranking, such security should be equally and ratably extended to the outstanding Notes; (ii) pari passu clauses, under which the Notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of FCA; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the Notes under certain events of default on other financial instruments issued by FCA’s main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the Notes. As of December 31, 2016, FCA was in compliance with the covenants of the Notes.
FCA used the net proceeds from the offering of the Notes for general corporate purposes and the refinancing of a portion of the outstanding secured senior notes of FCA US, as described below. Debt issuance costs, arrangement fees and other direct costs were split evenly across the 2020 Notes and the 2023 Notes, were recorded as a reduction in the carrying value of the Notes and are amortized using the effective interest rate method over the respective life of the Notes. Interest on the 2020 Notes and the 2023 Notes is payable semi-annually in April and October.
FCA US Secured Senior Notes
On May 14, 2015, FCA US prepaid its secured senior notes due in 2019 with an aggregate principal amount outstanding of U.S.$2,875 million (€2,518 million) at a price equal to the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated in accordance with the terms of the indenture. The redemption payment of U.S.$3.1 billion (€2.7 billion) was made with cash on hand at FCA US. In connection with the redemption, a charge of €51 million, which consisted of the “make-whole” premium and the write-off of the remaining unamortized debt issuance costs partially offset by the write-off of the remaining unamortized debt premium, was recorded as a loss on extinguishment of debt within Net financial expenses in the Consolidated Income Statement during the year ended December 31, 2015.
On December 21, 2015, FCA US prepaid its secured senior notes due in 2021 with an aggregate principal amount outstanding of U.S.$3,080 million (€2,833 million) at a price equal to the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated in accordance with the terms of the indenture. The redemption payment of U.S.$3.3 billion (€3.0 billion) was made with cash on hand at FCA US. In connection with the redemption, a charge of €117 million, which consisted of the “make-whole” premium and the write-off of the remaining unamortized debt issuance costs partially offset by the write-off of the remaining unamortized debt premium, was recorded as a loss on extinguishment of debt within Net financial expenses in the Consolidated Income Statement during the year ended December 31, 2015.
The secured senior notes due in 2019 and the secured senior notes due in 2021 of FCA US are collectively referred to as “Secured Senior Notes.”
Borrowings from banks
FCA US Tranche B Term Loans
At December 31, 2016, €1,730 million (€2,863 million at December 31, 2015), which included accrued interest, was outstanding under FCA US's tranche B term loan maturing May 24, 2017 (the “Tranche B Term Loan due 2017”). The Tranche B Term Loan due 2017 bears interest, at FCA US's option, at either a base rate plus 1.75 percent per annum or at LIBOR plus 2.75 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. For the years ended December 31, 2016 and 2015, interest was accrued based on LIBOR.
At December 31, 2016, €948 million (€1,574 million at December 31, 2015), which included accrued interest, was outstanding under FCA US's tranche B term loan maturing on December 31, 2018 (the “Tranche B Term Loan due 2018”). The Tranche B Term Loan due 2018 bears interest, at FCA US’s option, at either a base rate plus 1.5 percent per annum or at LIBOR plus 2.5 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. For the years ended December 31, 2016 and 2015, interest was accrued based on LIBOR.
FCA US may pre-pay, refinance or re-price the Tranche B Term Loan due 2017 and the Tranche B Term Loan due 2018, collectively referred to as the “Tranche B Term Loans”, without premium or penalty.

On March 15, 2016, FCA US entered into amendments to the credit agreements that govern the Tranche B Term Loans to, among other items, eliminate covenants restricting the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group, to enable a unified financing platform and to provide free flow of capital within the Group. In conjunction with these amendments, FCA US made a U.S.$2.0 billion (€1.8 billion) voluntary prepayment of principal at par with cash on hand, of which U.S.$1,288 million (€1,159 million) was applied to the Tranche B Term Loan due 2017 and U.S.$712 million (€641 million) was applied to the Tranche B Term Loan due 2018. Accrued interest related to the portion of principal prepaid of the Tranche B Term Loans and related transaction fees were also paid.
The prepayments of principal were accounted for as debt extinguishments and, as a result, a non-cash charge of €10 million was recorded within Net financial expenses in the Consolidated Income Statement for the year ended December 31, 2016 which consisted of the write-off of the remaining unamortized debt issuance costs. The amendments to the remaining principal balance were analyzed on a lender-by-lender basis and accounted for as debt modifications in accordance with IAS 39 - Financial Instruments: Recognition and Measurement. As such, the debt issuance costs for each of the amendments were capitalized and are amortized over the respective remaining terms of the Tranche B Term Loans.
For each of the Tranche B Term Loans, FCA US prepaid the scheduled quarterly principal payments, with the remaining balance applied to the principal balance due at maturity. Accordingly, FCA US is now scheduled to pay the remaining outstanding principal balances at the respective maturity dates. Periodic interest payments, however, continue to be required.
The Tranche B Term Loans are secured by a senior priority security interest in substantially all of FCA US’s assets and the assets of its U.S. subsidiary guarantors, subject to certain exceptions. The collateral includes 100 percent of the equity interests in FCA US's U.S. subsidiaries and 65 percent of the equity interests in certain of its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors.
The credit agreements that govern the Tranche B Term Loans include a number of affirmative covenants, many of which are customary, including, but not limited to, the reporting of financial results and other developments, compliance with laws, payment of taxes, maintenance of insurance and similar requirements. These credit agreements also include negative covenants, including but not limited to: (i) limitations on incurrence, repayment and prepayment of indebtedness, (ii) limitations on incurrence of liens, (iii) limitations on swap agreements and sale and leaseback transactions, (iv) limitations on fundamental changes, including certain asset sales and (v) restrictions on certain subsidiary distributions. In addition, these credit agreements require FCA US to maintain a minimum ratio of “borrowing base” to “covered debt” (as defined), as well as a minimum liquidity of U.S.$3.0 billion (€2.8 billion). Furthermore, the credit agreements that govern the Tranche B Term loans also contain a number of events of default related to: (i) failure to make payments when due; (ii) failure to comply with covenants, (iii) breaches of representations and warranties, (iv) certain changes of control, (v) cross–default with certain other debt and hedging agreements and (vi) the failure to pay or post bond for certain material judgments. As of December 31, 2016, FCA US was in compliance with the covenants of the credit agreements that govern the Tranche B Term Loans.
Revolving Credit Facilities
In June 2015, FCA entered into a new €5.0 billion syndicated revolving credit facility (“RCF”). The RCF, which is for general corporate purposes and working capital needs of the Group, replaced and expanded the €2.1 billion three-year revolving credit facility entered into by FCA on June 21, 2013 and replaced the U.S.$1.3 billion five-year revolving credit facility of FCA US that was scheduled to expire on May 24, 2016. On November 25, 2015, FCA US terminated its undrawn FCA US revolving credit facility.
At December 31, 2015, the first tranche of the RCF of €2.5 billion (originally expiring in July 2018) was available and was undrawn. In March 2016, the second €2.5 billion tranche (expiring in June 2020) of the RCF was made available to the Group in conjunction with the amendments to the credit agreements that govern the Tranche B Term Loans. In June 2016, the maturity date of the first €2.5 billion tranche was extended to July 2019. The first tranche of €2.5 billion has one further extension option (11-months) which is exercisable on the second anniversary of signing. At December 31, 2016, the total €5.0 billion RCF was undrawn.

The covenants of the RCF include financial covenants (Net Debt/Adjusted Earnings Before Interest, Depreciation and Amortization (“Adjusted EBITDA”) and Adjusted EBITDA/Net Interest ratios related to industrial activities) as well as negative pledge, pari passu, cross-default and change of control clauses. The failure to comply with these covenants and, in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts. As of December 31, 2016, FCA was in compliance with the covenants of the RCF.
At December 31, 2016, undrawn committed credit lines totaling €6.2 billion included the €5.0 billion RCF and approximately €1.2 billion of other revolving credit facilities. At December 31, 2015, undrawn committed credit lines totaling €3.4 billion included the first tranche of €2.5 billion of the €5.0 billion RCF and approximately €0.9 billion of other revolving credit facilities.
European Investment Bank Borrowings
We have financing agreements with the European Investment Bank (“EIB”) for a total of €1.3 billion outstanding at December 31, 2016 (€1.2 billion outstanding at December 31, 2015), which included (i) a new loan for €250 million entered into in December 2016 described below, (ii) the €600 million facility with the EIB and SACE described below, (iii) a facility of €400 million (maturing in 2018) for supporting certain investments and research and development programs in Italy to protect the environment through the reduction of emissions and improved energy efficiency and (iv) a €500 million facility (maturing in 2021) for an investment program relating to the modernization and expansion of production capacity of an automotive plant in Serbia.
On December 2, 2016, the Group entered into a new €250 million loan with the EIB for research and development projects implemented by FCA. The three-year loan will support the Group’s three-year (2017-2019) investment plan in research and development centers in Italy, which includes a number of key objectives such as greater efficiency, a reduction in CO2 emissions by petrol and alternative fuel engines and the study of new hybrid architectures, as well as certain capital expenditures for facilities located in southern Italy.
On June 29, 2015, FCA, the EIB and SACE finalized a €600 million loan earmarked to support the Group's automotive research, development and production plans for 2015 to 2017 which includes studies for efficient vehicle technologies for vehicle safety and new vehicle architectures. The three-year loan due July 2018 provided by the EIB, which is also 50 percent guaranteed by SACE, relates to FCA's production and research and development sites in both northern and southern Italy.

Brazil
Our Brazilian subsidiaries have access to various local bank facilities in order to fund investments and operations. Total debt outstanding under those facilities amounted to €4.0 billion at December 31, 2016 (€4.1 billion at December 31, 2015), of which €3.3 billion (€3.6 billion at December 31, 2015) are loans with an average residual maturity of 1 to 2 years, while €0.7 billion (€0.5 billion at December 31, 2015) are short-term credit facilities. The loans primarily include subsidized loans granted by public financing institutions such as Banco Nacional do Desenvolvimento ("BNDES"), with the aim to support industrial projects in certain areas. This provided the Group the opportunity to fund large investments in Brazil with loans of sizeable amounts at low rates. At December 31, 2016, outstanding subsidized loans amounted to €2.6 billion (€1.9 billion at December 31, 2015), of which €1.6 billion (€1.2 billion at December 31, 2015) related to the construction of the plant in Pernambuco (Brazil), which has been supported by subsidized credit lines totaling Brazilian Real (“BRL”) 6.5 billion (€1.9 billion). Approximately €0.3 billion of committed credit lines contracted to fund scheduled investments in the area were undrawn at December 31, 2016 (€0.3 billion at December 31, 2015). The average residual maturity of the subsidized loans was approximately 3 years.
Mexico Bank Loan
On March 20, 2015, FCA Mexico, S.A. de C.V., (“FCA Mexico”), our principal operating subsidiary in Mexico, entered into a U.S.$0.9 billion (€0.8 billion) non-revolving loan agreement (“Mexico Bank Loan”) maturing on March 20, 2022 and received a disbursement of U.S.$0.5 billion (€0.5 billion at December 31, 2016), which bears interest at one-month LIBOR plus 3.35 percent per annum. The proceeds were used to prepay all amounts outstanding under the Mexican development bank credit facilities amounting to approximately €414 million. Effective June 24, 2016, the Group terminated early the disbursement term for the undrawn portion of the non-revolving loan agreement of FCA Mexico and as a result, the undisbursed U.S.$0.4 billion (€0.4 billion) is no longer available to the Group. As of December 31, 2016, we may prepay all or any portion of the loan without premium or penalty.
Principal payments are due on the loan in seventeen equal quarterly installments based on the total amount of all disbursements made under the loan agreement beginning March 20, 2018, and interest is paid monthly throughout the term of the loan. The loan agreement requires FCA Mexico to maintain certain fixed and other assets as collateral, and comply with certain covenants, including, but not limited to, financial maintenance covenants, limitations on liens, incurrence of debt and asset sales. As of December 31, 2016, FCA Mexico was in compliance with all covenants under the Mexico Bank Loan.
Asset-backed financing
Asset-backed financing represents the amount of financing received through factoring transactions which do not meet IAS 39 derecognition requirements and are recognized as assets of the same amount of €410 million (€206 million at December 31, 2015) within Trade and other receivables in the Consolidated Statement of Financial Position (Note 15, Trade, other receivables and tax receivables).
Other debt
At December 31, 2016, Other debt included the unsecured Canada HCT Notes totaling €278 million, including accrued interest (€366 million at December 31, 2015, including accrued interest), which represents FCA US’s principal Canadian subsidiary’s remaining financial liability to the Canadian Health Care Trust arising from the settlement of its obligations for postretirement health care benefits for National Automobile, Aerospace, Transportation and General Workers Union of Canada “CAW” (now part of Unifor), which represented employees, retirees and dependents. During the year ended December 31, 2016, FCA US's Canadian subsidiary made payments on the Canada HCT Notes totaling €148 million, which included accrued interest and the prepayment of all scheduled payments due on the Canada HCT Tranche C Note. The prepayment on the Canada HCT Tranche C Note made on July 15, 2016 resulted in a loss on extinguishment of debt of €8 million that was recorded within Net financial expenses in the Consolidated Income Statement for the year ended December 31, 2016.
During the year ended December 31, 2015, FCA US's Canadian subsidiary made payments on the Canada HCT Notes totaling €288 million, which included the prepayment of the remaining scheduled payments due on the Canada HCT Tranche A Note and accrued interest. The prepayment on the Canada HCT Tranche A Note made on July 31, 2015 resulted in a gain on extinguishment of debt of €16 million that was recorded within Net financial expenses in the Consolidated Income Statement for the year ended December 31, 2015.

As described in more detail in Note 27, Equity, FCA issued Mandatory Convertible Securities with an aggregate notional amount of U.S.$2,875 million (€2,293 million), whereby the obligation to pay coupons as required by the Mandatory Convertible Securities met the definition of a financial liability. The Mandatory Convertible Securities were converted into FCA common shares on December 15, 2016 and the financial liability of U.S.$226 million (€213 million) was paid in cash. At December 31, 2015, the financial liability component was U.S.$216 million (€199 million) and was included within Other debt.
Other debt also included funds raised from financial services companies, primarily in Brazil, deposits from dealers in Brazil and the Group's payables for finance leases, which are summarized in the table below:

	At December 31
	2016					2015
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ million)
Minimum future lease payments	€138	€246	€131	€188	€703	€115	€211	€182	€190	€698
Interest expense	(22)	(29)	(7)	(5)	(63)	(25)	(37)	(16)	(4)	(82)
Present value of minimum lease payments	€116	€217	€124	€183	€640	€90	€174	€166	€186	€616
Debt secured by assets
At December 31, 2016, debt secured by assets of the Group (excluding FCA US) amounted to €914 million (€747 million at December 31, 2015), of which €433 million (€373 million at December 31, 2015) was due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America. The total carrying amount of assets acting as security for loans for the Group (excluding FCA US) amounted to €1,940 million at December 31, 2016 (€1,400 million at December 31, 2015) (Note 11, Property, plant and equipment).
At December 31, 2016, debt secured by assets of FCA US amounted to €3,446 million and included €2,678 million relating to the Tranche B Term Loans, €207 million due to creditors for assets acquired under finance leases and €561 million for other debt and financial commitments. At December 31, 2015, debt secured by assets of FCA US of €5,254 million included €4,437 million relating to the Tranche B Term Loans, €243 million due to creditors for assets acquired under finance leases and €574 million for other debt and financial commitments.

22. Other liabilities and Tax payables
Other liabilities consisted of the following:

	At December 31
	2016			2015
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Advances on buy-back agreements	€2,081	€—	€2,081	€2,492	€—	€2,492
Indirect tax payables	667	968	1,635	605	700	1,305
Accrued expenses and deferred income	1,320	2,428	3,748	996	2,182	3,178
Payables to personnel	1,006	34	1,040	968	4	972
Social security payables	312	7	319	329	4	333
Amounts due to customers for contract work (Note 14)	236	—	236	227	—	227
Other	2,187	166	2,353	2,130	293	2,423
Total Other liabilities	€7,809	€3,603	€11,412	€7,747	€3,183	€10,930

An analysis of Other liabilities (excluding Accrued expenses and deferred income) by due date was as follows:

	At December 31
	2016					2015
	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total
	(€ million)
Other liabilities (excluding Accrued expenses and deferred income)	€6,489	€1,159	€16	€1,175	€7,664	€6,751	€990	€11	€1,001	€7,752
Advances on buy-back agreements refers to buy-back agreements entered into by the Group and includes the price received for the product recognized as an advance at the date of the sale, and subsequently, the repurchase price and the remaining lease installments yet to be recognized.
Indirect tax payables includes taxes on commercial transactions accrued by the Group's Brazilian subsidiary, FCA Brazil, for which the Group (as well as a number of important industrial groups that operate in Brazil) is awaiting the decision by the Supreme Court regarding its claim alleging double taxation. In March 2007, FCA Brazil received a preliminary trial court decision allowing the payment of such tax on a taxable base consistent with the Group’s position. Since it is a preliminary decision and the timing for the Supreme Court decision is not predictable, the difference between the tax payments as preliminary allowed and the full amount determined as required by the legislation still in force is recognized as a non-current liability.
Deferred income includes revenues not yet recognized in relation to separately-priced extended warranties and service contracts. These revenues will be recognized in the Consolidated Income Statement over the contract period in proportion to the costs expected to be incurred based on historical information. Deferred income also includes the remaining portion of government grants that will be recognized as income in the Consolidated Income Statement over the periods necessary to match them with the related costs which they are intended to offset.
During the first half of the year ended December 31, 2016, a total of €156 million was recognized within Cost of revenues in the Consolidated Income Statement related to net incremental costs from the implementation of the Group's plan to realign its existing capacity in NAFTA to better meet market demand for pickup trucks and utility vehicles. This amount is included within Other liabilities.

On January 21, 2016, the third installment of U.S.$175 million (€161 million) was paid on the obligation arising from the memorandum of understanding entered into by FCA US with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, and the remaining fourth installment of U.S.$175 million (€166 million) is included within Other liabilities.
Tax payables
An analysis by due date for Tax payables was as follows:

	At December 31
	2016					2015
	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total
	(€ million)
Tax payables	€162	€25	€—	€25	€187	€241	€31	€—	€31	€272

23. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis:

		At December 31
		2016				2015
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(€ million)
Available-for-sale:
Available-for-sale investments	13	€135	€16	€—	€151	€184	€19	€—	€203
Available-for-sale securities	13	84	2	12	98	295	5	12	312
Held-for-trading:
Held-for trading investments	13	49	—	—	49	48	—	—	48
Held-for-trading securities	13	203	—	—	203	213	—	—	213
Collateral deposits	13	68	—	—	68	40	—	—	40
Derivative financial assets	16	—	458	21	479	—	813	—	813
Cash and cash equivalents	17	15,790	1,528	—	17,318	18,097	2,565	—	20,662
Total Assets		€16,329	€2,004	€33	€18,366	€18,877	€3,402	€12	€22,291
Derivative financial liabilities	16	—	695	2	697	—	701	35	736
Total Liabilities		€—	€695	€2	€697	€—	€701	€35	€736
In 2016, there were no transfers between Levels in the fair value hierarchy.
The fair value of derivative financial assets and liabilities is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment. In particular:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method;

•
the fair value of swaps and options hedging commodity price risk is determined by using suitable valuation techniques and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The carrying value of Cash and cash equivalents (Note 17, Cash and cash equivalents) usually approximates fair value due to the short maturity of these instruments. The fair value of money market funds is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (categorized as Level 2).
The following table provides a reconciliation of the changes in items measured at fair value and categorized within Level 3:

	Securities	Derivative financial assets/(liabilities)
	(€ million)
At January 1, 2015	€22	€(4)
Gains/(Losses) recognized in Consolidated Income Statement	1	(14)
Gains/(Losses) recognized in Other comprehensive income	—	(39)
Transfer to Assets held for distribution	(11)	—
Issues/Settlements	—	22
At December 31, 2015	12	(35)
Gains/(Losses) recognized in Consolidated Income Statement	—	(31)
Gains/(Losses) recognized in Other comprehensive income	—	62
Issues/Settlements	—	23
At December 31, 2016	€12	€19
The gains/(losses) included in the Consolidated Income Statements are recognized within Cost of revenues. Of the total gains/(losses) recognized in Other comprehensive income, €60 million was reflected within Cash flow reserves and €2 million was reflected within Currency translation differences.
Assets and liabilities not measured at fair value on recurring basis
The carrying value for current receivables and payables is a reasonable approximation of the fair value as the present value of future cash flows does not differ significantly from carrying value.
Refer to Note 3, Scope of Consolidation (Acquisition of the remaining ownership interest in FCA US), for a discussion of the residual value methodology used to determine the fair values of the acquired elements in connection with the transactions related to the acquisition of the remaining 41.5 percent interest in FCA US and the MOU.

The following table provides the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31
		2016		2015
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€2,115	€2,115	€1,650	€1,649
Retail financing		286	285	238	232
Finance lease		6	6	8	8
Other receivables from financing activities		171	171	110	110
Total Receivables from financing activities	15	€2,578	€2,577	€2,006	€1,999

Asset backed financing		€410	€410	€206	€206
Notes		12,351	13,164	13,441	14,120
Other debt		11,287	11,311	14,139	14,074
Total Debt	21	€24,048	€24,885	€27,786	€28,400
The fair value of Receivables from financing activities, which are categorized within Level 3 of the fair value hierarchy, has been estimated with discounted cash flows models. The most significant inputs used for this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available (such as the FCA US Secured Senior Notes that were prepaid in 2015 as discussed in Note 21, Debt), are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized as Level 2. At December 31, 2016, €13,157 million and €7 million of notes were classified within Level 1 and Level 2, respectively. At December 31, 2015, €14,113 million and €7 million of notes were classified within Level 1 and Level 2, respectively.
The fair value of Other debt included in Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is categorized within Level 3 of the fair value hierarchy. At December 31, 2016, €9,424 million and €1,887 million of Other Debt was classified within Level 2 and Level 3, respectively. At December 31, 2015, €12,099 million and €1,975 million of Other Debt was classified within Level 2 and Level 3, respectively.

24. Related party transactions
Pursuant to IAS 24 - Related Party Disclosures, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties include companies belonging to Exor N.V. (the largest shareholder of FCA through its 29.41 percent common shares shareholding interest and 42.60 percent voting power at December 31, 2016), which include Ferrari N.V. and CNHI. Exor N.V. received 73,606,222 of FCA common shares in connection with the conversion of the Mandatory Convertible Securities into FCA common shares on December 16, 2016 (Note 27, Equity). Related parties also include associates, joint ventures and unconsolidated subsidiaries of the Group. In addition, members of the FCA Board of Directors, Board of Statutory Auditors (through the date of the Merger) and executives with strategic responsibilities and certain members of their families are also considered related parties.

Transactions carried out by the Group with its related parties are on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved, and primarily relate to:

•	the purchase of engines and engine components for Maserati vehicles from Ferrari N.V.;

•	the sale of automotive lighting and automotive components to Ferrari N.V.;

•	transactions related to the display of FCA brand names on Ferrari N.V. Formula 1 cars;

•	the sale of motor vehicles to the joint ventures Tofas and FCA Bank leasing and renting subsidiaries;

•	the sale of engines, other components and production systems and the purchase of light commercial vehicles with the joint operation Sevel S.p.A.;

•	the sale of engines, other components and production systems to companies of CNHI;

•	the purchase of vehicles, the provision of services and the sale of goods with the joint operation Fiat India Automobiles Private Limited;

•	the provision of services and the sale of goods to the GAC FCA JV;

•	the provision of services (accounting, payroll, tax administration, information technology, purchasing and security) to companies of CNHI;

•	the purchase of light commercial vehicles and passenger cars from the joint venture Tofas; and

•	the purchase of commercial vehicles under contract manufacturing agreement from companies of CNHI.
The most significant financial transactions with related parties generated Receivables from financing activities of the Group’s financial services companies from joint ventures and Asset-backed financing relating to amounts due to FCA Bank for the sale of receivables which do not qualify for derecognition under IAS 39 – Financial Instruments: Recognition and Measurement.

The amounts for significant transactions with related parties recognized in the Consolidated Income Statements were as follows:

	Years ended December 31
	2016				2015				2014
	Net Revenues	Cost of revenues	Selling, general and other costs	Net Financial expenses/(income)	Net Revenues	Cost of revenues	Selling, general and other costs	Net Financial expenses/(income)	Net Revenues	Cost of revenues	Selling, general and other costs	Net Financial expenses
	(€ million)
Tofas	€1,536	€2,811	€3	€—	€1,533	€1,611	€—	€—	€1,247	€1,189	€1	€—
Sevel S.p.A.	381	—	5	—	311	—	4	—	274	—	4	—
FCA Bank	1,571	18	(21)	(39)	1,447	14	9	30	276	10	7	29
GAC FCA JV	683	—	(82)	—	252	—	—	—	153	—	—	—
Fiat India Automobiles Limited	23	1	(1)	1	15	4	—	—	17	—	—	—
Other	36	5	(3)	—	29	22	—	—	18	22	—	—
Total joint arrangements	4,230	2,835	(99)	(38)	3,587	1,651	13	30	1,985	1,221	12	29
Total associates	91	47	—	—	143	14	6	—	102	2	6	—
CNHI	543	422	3	—	564	431	—	—	602	492	—	—
Ferrari N.V.	81	246	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Directors, Statutory Auditors and Key Management	—	—	143	—	—	—	132	—	—	—	89	—
Other	—	—	26	—	—	1	17	—	—	4	20	—
Total CNHI, Ferrari, Directors and other	624	668	172	—	564	432	149	—	602	496	109	—
Total unconsolidated subsidiaries	57	7	8	(1)	79	13	8	(1)	52	7	21	1
Total transactions with related parties	€5,002	€3,557	€81	€(39)	€4,373	€2,110	€176	€29	€2,741	€1,726	€148	€30

Total for the Group	€111,018	€95,295	€7,568	€2,016	€110,595	€97,620	€7,576	€2,366	€93,640	€81,592	€6,973	€2,051
Assets and liabilities from significant transactions with related parties were as follows:

	At December 31
	2016					2015
	Trade and other receivables	Trade payables	Other liabilities	Asset- backed financing	Debt	Trade and other receivables	Trade payables	Other liabilities	Asset- backed financing	Debt
	(€ million)
Tofas	€28	€298	€52	€—	€—	€31	€157	€—	€—	€—
FCA Bank	201	248	108	169	18	128	218	117	133	49
GAC FCA JV	121	2	4	—	—	147	3	61	—	—
Sevel S.p.A.	33	—	4	—	8	29	—	5	—	4
Fiat India Automobiles Limited	2	—	—	—	—	1	—	—	—	—
Other	25	4	—	—	—	26	2	—	—	—
Total joint arrangements	410	552	168	169	26	362	380	183	133	53
Total associates	30	18	18	—	—	62	24	21	—	—
CNHI	80	82	15	—	4	79	76	6	—	—
Ferrari N.V.	25	75	—	—	—	n/a	n/a	n/a	n/a	n/a
Other	—	2	—	—	—	—	2	—	—	—
Total CNHI, Ferrari N.V. and other	105	159	15	—	4	79	78	6	—	—
Total unconsolidated subsidiaries	84	9	1	—	25	107	18	1	—	14
Total originating from related parties	€629	€738	€202	€169	€55	€610	€500	€211	€133	€67

Total for the Group	€7,854	€22,655	€11,412	€410	€23,638	€7,060	€21,465	€10,930	€206	€27,580

Commitments and Guarantees pledged in favor of related parties
As of December 31, 2016, the Group had guarantees of €2 million on debt related to the Group's joint ventures (€4 million at December 31, 2015).
As of December 31, 2016, the Group had a take or pay commitment with Tofas with future minimum expected obligations as follows:

(€ million)
2017	€306
2018	€334
2019	€257
2020	€251
2021	€230
2022 and thereafter	€155
The Group's commitments for investments in joint ventures as of December 31, 2015 of €101 million included our commitment for contributions to the GAC FCA JV (refer to Note 25, Guarantees granted, commitments and contingent liabilities).
Compensation to Directors, Statutory Auditors and Key Management
The fees of the Directors and Statutory Auditors of the Group for carrying out their respective functions, including those in other consolidated companies, were as follows:

	Years ended December 31
	2016	2015	2014
	(€ thousand)
Directors (1)	€39,329	€38,488	€14,305
Statutory auditors of Fiat	—	—	186
Total Compensation	€39,329	€38,488	€14,491
_________________________
(1) This amount includes the notional compensation cost arising from long-term share-based compensation granted to the Chief Executive Officer and share-based compensation to non-executive Directors.
Refer to Note 18, Share-based compensation, for information related to the special recognition award granted to the Chief Executive Officer on April 16, 2015 and the PSU and RSU awards granted to certain key employees.
The aggregate compensation expense for remaining executives with strategic responsibilities was approximately €103 million for 2016 (€65 million in 2015 and €23 million in 2014), which includes, in addition to base compensation,:

•
an amount of approximately €73 million in 2016 (approximately €38 million in 2015 and approximately €2 million in 2014) for share-based compensation expense, which increased primarily due to the grant of the PSU and RSU awards in 2015;

•	an amount of approximately €8 million in 2016 (approximately €8 million in 2015 and approximately €9 million in 2014) for short-term employee benefits;

•	an amount of €6 million in 2016 (€3 million in 2015 and €2 million in 2014) for pension and similar benefits;
In 2014, the Chief Executive Officer received a cash award of €24.7 million and was assigned a €12 million post-mandate award as recognition that he was instrumental in major strategic and financial accomplishments for the Group. Most notably, through his vision and guidance, FCA was formed, creating enormous value for the Company, its shareholders and stakeholders.
In 2014, Ferrari S.p.A. recorded a cost of €15 million in connection with the resignation of Mr. Luca Cordero di Montezemolo as Chairman of Ferrari S.p.A., former Director of Fiat.

25. Guarantees granted, commitments and contingent liabilities
Guarantees granted
At December 31, 2016, the Group had pledged guarantees on the debt or commitments of third parties totaling €8 million (€19 million at December 31, 2015), as well as guarantees of €2 million on related party debt (€4 million at December 31, 2015).
SCUSA Private-label financing agreement
In February 2013, FCA US entered into a private-label financing agreement (the “SCUSA Agreement”) with Santander Consumer USA Inc. (“SCUSA”), an affiliate of Banco Santander, which launched on May 1, 2013. Under the SCUSA Agreement, SCUSA provides a wide range of wholesale and retail financing services to FCA US's dealers and consumers in accordance with its usual and customary lending standards, under the Chrysler Capital brand name.
The SCUSA Agreement has a ten-year term from February 2013, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. In accordance with the terms of the agreement, SCUSA provided an upfront, nonrefundable payment of €109 million (U.S.$150 million) in May 2013, which was recognized as deferred revenue and is amortized over ten years. At December 31, 2016, €90 million (U.S.$95 million) remained in deferred revenue.
From time to time, FCA US works with certain lenders to subsidize interest rates or cash payments at the inception of a financing arrangement to incentivize customers to purchase its vehicles, a practice known as “subvention.” FCA US has provided SCUSA with limited exclusivity rights to participate in specified minimum percentages of certain of its retail financing rate subvention programs. SCUSA has committed to certain revenue sharing arrangements, as well as to consider future revenue sharing opportunities. SCUSA bears the risk of loss on loans contemplated by the SCUSA Agreement. The parties share in any residual gains and losses in respect of consumer leases, subject to specific provisions in the SCUSA Agreement, including limitations on FCA US participation in gains and losses.
Other repurchase obligations
In accordance with the terms of other wholesale financing arrangements in Mexico, FCA Mexico is required to repurchase dealer inventory financed under these arrangements, upon certain triggering events and with certain exceptions, including in the event of an actual or constructive termination of a dealer’s franchise agreement. These obligations exclude certain vehicles including, but not limited to, vehicles that have been damaged or altered, that are missing equipment or that have excessive mileage or an original invoice date that is more than one year prior to the repurchase date. In December 2015, FCA Mexico entered into a ten-year private label financing agreement with FC Financial, S.A De C.V., Sofom, E.R., Grupo Financiaro Inbursa (“FC Financial”), a wholly owned subsidiary of Banco Inbursa, under which FC Financial provides a wide range of financial wholesale and retail financial services to FCA Mexico's dealers and retail customers under the FCA Financial Mexico brand name. The wholesale repurchase obligation under the new agreement will be limited to wholesale purchases in case of actual or constructive termination of a dealer's franchise agreement.
At December 31, 2016, the maximum potential amount of future payments required to be made in accordance with these wholesale financing arrangements was approximately €216 million (U.S.$228 million) and was based on the aggregate repurchase value of eligible vehicles financed through such arrangements in the respective dealer’s stock. If vehicles are required to be repurchased through such arrangements, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was less than €0.1 million at December 31, 2016, which considers both the likelihood that the triggering events will occur and the estimated payment that would be made net of the estimated value of inventory that would be reacquired upon the occurrence of such events. These estimates are based on historical experience.
Arrangements with key suppliers
From time to time, in the ordinary course of our business, the Group enters into various arrangements with key third party suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Future minimum purchase obligations under these arrangements at December 31, 2016 were as follows:

(€ million)
2017	€956
2018	€894
2019	€499
2020	€437
2021	€326
2022 and thereafter	€191
Operating lease contracts
The Group has operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. The following table summarizes the total future minimum lease payments under non-cancellable lease contracts:

	At December 31, 2016
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ million)
Future minimum lease payments under operating lease agreements	€274	€418	€271	€411	€1,374
During 2016, the Group recognized lease payments expense of €339 million (€246 million in 2015 and €195 million in 2014).
Other commitments, arrangements and contractual rights
GAC FCA JV
During the year ended December 31, 2015, the Group committed to contributing a total 1.3 billion Renminbi (“RMB”) (approximately €186 million) to the GAC FCA JV, which began localizing the production of Jeep vehicles for the Chinese market, of which RMB 700 million (approximately €100 million) was contributed in October 2015 and the remaining amount of RMB 600 million (approximately €82 million) was contributed in April 2016. A total of €171 million was contributed during the year ended December 31, 2015.

UAW Labor Agreement
In October 2015, FCA US and the UAW agreed to a new four-year national collective bargaining agreement, which will expire in September 2019. The provisions of the new agreement continue certain opportunities for success-based compensation upon meeting certain quality and financial performance metrics. The agreement closes the pay gap between “Traditional” and “In-progression” employees over an eight-year period and will continue to provide UAW-represented employees with a simplified adjusted profit sharing plan. The adjusted profit sharing plan will be effective for the 2016 plan year and is directly aligned with NAFTA profitability. The agreement includes lump-sum payments in lieu of further wage increases of primarily U.S.$4,000 for “Traditional” employees and U.S.$3,000 for “In-progression” employees totaling approximately U.S.$141 million (€127 million) that was paid to UAW members on November 6, 2015. These payments are being amortized ratably over the four-year labor agreement period.
Italian labor agreement
In April 2015, a new four-year compensation agreement was signed by FCA companies in Italy within the automobiles business. The new compensation agreement was subsequently included into the new labor agreement and was extended to all FCA companies in Italy on July 7, 2015.
The compensation arrangement was effective retrospectively from January 1, 2015 through to December 31, 2018 and incentivizes all employees toward achievement of the productivity, quality and profitability targets established in the 2015-2018 period of the 2014-2018 business plan developed in May 2014 by adding two variable additional elements to base pay:

•	an annual bonus calculated on the basis of production efficiencies achieved and the plant’s World Class Manufacturing audit status, and

•
a component linked to achievement of the financial targets established in the 2015-2018 period of the 2014-2018 business plan (“Business Plan Bonus”) for the EMEA region, including the activities of the premium brands Alfa Romeo and Maserati. A portion of the Business Plan Bonus is a guaranteed amount based on employees' base salaries and is paid over four years in quarterly installments, while the remaining portion is to be paid in March 2019 to active employees as of December 31, 2018, with at least two years of service during 2015 through 2018.

A total of €117 million and €115 million was recorded as an expense for the compensation agreement for the years ended December 31, 2016 and 2015, respectively.

Canada labor agreement
FCA entered into a new four-year labor agreement with Unifor in Canada that was ratified on October 16, 2016. The terms of this agreement provide a two percent wage increase in the first and fourth years of the agreement for employees hired prior to September 24, 2012 and will continue to close the pay gap for employees hired on or after September 24, 2012 by revising a ten-year progressive pay scale plan. The agreement includes a lump sum payment in lieu of further wage increases of 6,000 Canadian dollars (“CAD$”) per employee totaling approximately CAD$55 million (approximately €38 million) that was paid to Unifor members on November 4, 2016. These payments will be amortized ratably over the four-year labor agreement period. The new agreement expires September 2020.
Mercurio
As a result of the merger between Itedi and GELE being highly probable and Itedi being classified as held for sale at December 31, 2016, the put option that was granted by the Group to Mercurio in January 2015 was deemed to be substantially canceled (Note 3, Scope of consolidation).
Sevel S.p.A.
As part of the Sevel cooperation agreement with Peugeot-Citroen SA (“PSA”), the Group is party to a call agreement with PSA whereby, from July 1, 2017 to September 30, 2017, the Group will have the right to acquire the residual interest in the joint operation Sevel with effect from December 31, 2017.
Contingent liabilities
In connection with significant asset divestitures carried out in prior years, the Group provided indemnities to purchasers with the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These liabilities refer principally to potential liabilities arising from possible breaches of representations and warranties provided in the contracts and, in certain instances, environmental or tax matters, generally for a limited period of time. Potential obligations with respect to these indemnities were approximately €170 million and a total of €50 million has been recognized within Provisions related to these obligations as of December 31, 2016 and 2015. The Group has provided certain other indemnifications that do not limit potential payment and as such, it was not possible to estimate the maximum amount of potential future payments that could result from claims made under these indemnities.
Takata airbag inflators
On November 3, 2015, NHTSA issued the Takata Consent Order regarding Takata passenger airbags manufactured using non-desiccated Phase Stabilized Ammonium Nitrate (“PSAN”) that were installed in other original equipment manufacturers' vehicles.  On May 4, 2016, NHTSA published an amendment to the original Takata Consent Order. This amendment expanded the scope of the original consent order to include 7.6 million additional units of non-desiccated PSAN airbag inflators, of which approximately 2 million inflator units are deferred and are not yet subject to recall. In compliance with the amendment to the Takata Consent Order, on May 16, 2016, Takata submitted a Defect Incident Report (“DIR”) to NHTSA declaring the non-desiccated PSAN airbag inflators defective. As a result, FCA US has announced a recall of vehicles, assembled in NAFTA, related to the May 16, 2016 DIR, which represents approximately 5.6 million inflator units. We are also analyzing approximately 1.5 million units of non-desiccated PSAN airbag inflators included in our vehicles assembled in other jurisdictions.  These vehicles have not been recalled and no costs have been accrued.  We do not anticipate the cost associated with any potential recall would be material to the Group. Considering the estimated cost of the recall and the estimated participation rate of the recalls taking into account the age of the vehicles involved, we recognized €414 million within Cost of revenues for the year ended December 31, 2016. The charges reflect our assumptions on participation rate based on the Group's historical experience and industry data. If our actual experience differs from our historical experience or industry data, this could result in an adjustment to the warranty provision in the future. We continue to assess the condition and performance of airbag inflators supplied by Takata. While there have not been any known issues relating to the unrecalled units, as additional information, data and analysis become available and we continue discussions with our regulators, the number of inflator units that may become subject to recalls could be expanded.  Any liability for the estimated cost for future recalls would be recognized in the period in which a recall becomes probable.

Litigation
On September 11, 2015, a putative securities class action complaint was filed in the U.S. District Court for the Southern District of New York against us alleging material misstatements regarding our compliance with regulatory requirements and that we failed to timely disclose certain expenses relating to our vehicle recall campaigns. On October 5, 2016, the district court dismissed the claims relating to the disclosure of vehicle recall campaign expenses but ruled that claims regarding the alleged misstatements regarding regulatory requirements would be allowed to proceed. On February 17, 2017, the plaintiffs amended their complaint to allege material misstatements regarding emissions compliance. At this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
On July 18, 2016, FCA confirmed that the U.S. Securities and Exchange Commission is conducting an investigation into FCA’s reporting of vehicle unit sales to end customers in the U.S. and that inquiries into similar issues have been received from the U.S. Department of Justice. FCA is cooperating with these investigations, however their outcome is uncertain and cannot be predicted at this time. At this early stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
We are also aware of two putative securities class action lawsuits pending against us in the U.S. District Court for the Eastern District of Michigan alleging material misstatements with regard to our reporting of vehicle unit sales to end consumers in the U.S. At this early stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
On July 9, 2012, a lawsuit was filed against FCA US in the Superior Court of Decatur County, Georgia, U.S. (“the Court”), with respect to a March 2012 fatality in a rear-impact collision involving a 1999 Jeep Grand Cherokee. Plaintiffs alleged that the manufacturer had acted in a reckless and wanton fashion when it designed and sold the vehicle due to the placement of the fuel tank behind the rear axle and had breached a duty to warn of the alleged danger. On April 2, 2015, a jury found in favor of the plaintiffs and the trial court entered a judgment against FCA US in the amount of U.S.$148.5 million (€141 million). On July 24, 2015, the Court issued a remittitur reducing the judgment against FCA US to U.S.$40 million (€38 million).
FCA US believes the jury verdict was not supported by the evidence or the law and appealed the Court’s verdict. FCA US maintains that the 1999 Jeep Grand Cherokee is not defective, and its fuel system does not pose an unreasonable risk to motor vehicle safety. The vehicle met or exceeded all applicable Federal Motor Vehicle Safety Standards, including the standard governing fuel system integrity. Furthermore, FCA US submitted extensive data to NHTSA validating that the vehicle performs as well as, or better than, peer vehicles in impact studies, and nothing revealed in the trial altered this data. During the trial, however, FCA US was not allowed to introduce all the data previously provided to NHTSA, which demonstrated that the vehicle’s fuel system is not defective.
On November 15, 2016, the Georgia Court of Appeals affirmed the Court’s verdict and judgment of U.S.$40 million (€38 million). On December 23, 2016, FCA US filed a petition with the Georgia Supreme Court. While a decision by the Georgia Supreme Court could affirm the judgment, FCA US is seeking an order from the Georgia Supreme Court to instead overturn the verdict, order a new trial, or further modify the amount of the judgment. We do not believe a loss, if any, will exceed the amount of the current judgment and believe it is more likely that a loss, if any, will be less than the current judgment and will be covered by our existing provisions.
Other

Government and regulatory scrutiny of the automotive industry has also continued to intensify during the course of 2016, and is expected to remain high, particularly in light of recent regulatory actions related to diesel emissions involving a number of automakers. We have received inquiries from several regulatory authorities as they examine the on-road tailpipe emissions of several automakers’ vehicles. We are, when jurisdictionally appropriate, cooperating with inquiries from several European Union member state agencies.

In particular, we have been working with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union. We also initially responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for our vehicles reported by KBA, and we discussed the KBA reported  test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. The German Ministry of Transport and Digital Infrastructure (“BMVI”), which oversees the KBA, then requested a mediation with the MIT under European Commission rules to resolve the differences. That mediation is ongoing. In addition, the French Ministry of Economy announced on February 7, 2017 that the French Consumer Protection Agency has requested the French public prosecutor to conduct a further investigation regarding whether the sale of our diesel vehicles violated French consumer protection laws, as it has done for other automakers’ diesel vehicles. The results of these inquiries cannot be predicted at this time; however, the intervention by a number of governmental agencies and authorities may lead to further enforcement actions as well as obligations to modify or recall vehicles, any of which may have a material adverse effect on our business, results of operations and reputation.

On January 12, 2017, the U.S. Environmental Protection Agency (“EPA”) and the California Air Resources Board (“CARB”) each issued a notice of violation (“NOV”) alleging that FCA US failed to disclose certain emissions control strategies in its application for certificates to permit the sale of model year 2014-2016 Jeep Grand Cherokee and Ram 1500 diesel vehicles. Approximately 104,000 of these vehicles were sold in the United States, of which approximately 14,000 were sold in California. The NOVs also state that the EPA and CARB are continuing to investigate whether any of these emissions control strategies are properly justified under the applicable regulations or constitute a “defeat device” as defined in the Clean Air Act.

We have cooperated fully with the EPA, CARB and with other governmental authorities when jurisdictionally appropriate both prior to and following the issuance of the NOVs. Further, we intend to continue to cooperate with the EPA, CARB and other government authorities to present our case as we seek to resolve this matter fairly and equitably, and to assure the agencies and our customers that the company’s diesel-powered vehicles meet applicable regulatory requirements and do not include defeat devices.

If we are found to have violated any of the provisions of the Clean Air Act, we could be subject to penalties imposed by the EPA and CARB as well as other government authorities. EPA employs a civil penalty policy that takes into account cooperation and the degree to which emissions standards are exceeded, which we believe should reduce substantially any penalty the agencies may seek to impose from the statutory maximum, which could be up to U.S.$44,539 (€42,257) for each vehicle for which there is found to be a violation.

Following the issuance of the NOVs, a number of civil lawsuits have been filed. We have also received various inquiries, subpoenas and requests for information from a number of governmental authorities, including the U.S. Department of Justice, the SEC and several states’ attorneys general. We are investigating these matters and we intend to cooperate with all valid governmental requests.

We are currently unable to predict the outcome of any proceeding or investigation arising out of the NOVs or any related proceedings or investigation nor can we estimate a range of reasonably possible losses for the lawsuits and investigations because these matters involve significant uncertainties at these stages. Such investigations could result in the imposition of damages, fines or civil and criminal penalties. It is possible that the resolution of these matters could have a material adverse effect on our financial position, results of operations or cash flows and may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles.

26. Venezuela Currency Regulations and Devaluation
On February 10, 2015, the Venezuelan government introduced a new market-based exchange system, the SIMADI exchange rate, with certain specified limitations on its usage by individuals and legal entities. On February 12, 2015, the SIMADI exchange rate began trading at 170.0 Venezuelan Bolivar (“VEF”) to U.S. Dollar for individuals and entities in the private sector. In February 2015, the Venezuelan government also announced that the Supplementary Foreign Currency Administration System (“SICAD I”) and the additional auction-based foreign exchange system introduced by the Venezuelan government in March 2014 (“SICAD II”) would be merged into the SICAD, a single exchange system, with a rate starting at 12.0 VEF to U.S. Dollar. As of March 31, 2015, the SICAD exchange rate was expected to be used to complete the majority of FCA Venezuela's transactions to exchange VEF for U.S. Dollar and as such, it was deemed the appropriate rate to use to convert our VEF denominated monetary assets and liabilities to U.S. Dollar for the first quarter 2015.
At June 30, 2015, the Group had adopted the SIMADI exchange rate, and, as a result recorded a re-measurement charge on our VEF denominated net monetary assets, including cash and cash equivalents in Venezuela of €53 million using an exchange rate of 197.3 VEF per U.S. Dollar. In addition to the re-measurement charge, we recorded a €27 million charge for the write-down of inventory in Venezuela to the lower of cost or net realizable value, as due to pricing controls, we are unable to increase the VEF sales price in Venezuela to compensate for the devaluation. At December 31, 2015, the SIMADI exchange rate of 199 VEF per U.S. Dollar did not result in the recording of any additional material charges. The total charge of €80 million was recorded within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2015.
On March 10, 2016, the Venezuelan government modified its foreign currency exchange systems with the enactment of Exchange Agreement No. 35, which included the devaluation of its official exchange rate. Venezuela’s official exchange rate, CENCOEX, was replaced with DIPRO, which is only available for purchases and sales of essential items, such as food and medicine. In addition, the official exchange rate was also devalued from 6.3 VEF to 10 VEF per U.S. Dollar and the exchange rate determined by an auction process conducted by Venezuela’s Supplementary Foreign Currency Administration System, or SICAD, was terminated. The SIMADI exchange rate was replaced with the “floating” Sistema de Divisa Complementaria, or the “DICOM” exchange rate, which is available for all transactions not subject to the DIPRO exchange rate. Unlike the SICAD, the government, the state-owned oil enterprise PDVSA and foreign investors can inject funds into the new system.
In 2016, the DICOM exchange rate was used to complete the majority of FCA Venezuela's transactions to exchange VEF for U.S. Dollars. At December 31, 2016, the DICOM exchange rate of 674 VEF per U.S. Dollar and total re-measurement charges, including the devaluation and the write-down of SICAD receivables, of €19 million were recorded within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2016.
A total of €98 million related to the devaluation of the VEF exchange rate relative to the U.S. Dollar and the re-measurement of our VEF denominated net monetary assets was recorded within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2014.
We continue to monitor the currency exchange regulations and other factors to assess whether our ability to control and benefit from our Venezuelan operations has been adversely affected. As of December 31, 2016, we continue to control and therefore consolidate our Venezuelan operations. Due to the political uncertainties in Venezuela, it is possible that we could lose the ability to control our Venezuelan operations.  Loss of control and deconsolidation of our Venezuelan operations, would result in a pre-tax charge of approximately €87 million based on the carrying amount of the net assets as of December 31, 2016.

27. Equity
Share capital
At December 31, 2016, fully paid-up share capital of FCA amounted to €19 million (€17 million at December 31, 2015) and consisted of 1,527,965,719 common shares and of 408,941,767 special voting shares, all with a par value of €0.01 each (1,288,956,011 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2015).

The following table summarizes the changes during the year ended December 31, 2016 for the number of outstanding common shares and special voting shares of FCA:

	Common Shares	Special Voting Shares	Total
Balance at January 1, 2016	1,288,956,011	408,941,767	1,697,897,778
Shares issued to Non-Executive Directors (compensation)	163,333	—	163,333
Conversion of Mandatory Convertible Securities	238,846,375	—	238,846,375
Balance at December 31, 2016	1,527,965,719	408,941,767	1,936,907,486
On October 29, 2014, the Board of Directors of FCA resolved to authorize the issuance of up to a maximum of 90,000,000 common shares under the equity incentive plan and the long term incentive program, which had been adopted before the closing of the Merger and under which equity awards can be granted to eligible individuals. Any issuance of shares during the period from 2014 to 2018 are subject to the satisfaction of certain performance/retention requirements and any issuances to directors are subject to FCA shareholders' approval.
Mandatory Convertible Securities
In December 2014, FCA issued an aggregate notional amount of U.S.$2,875 million (€2,293 million) of mandatory convertible securities (the “Mandatory Convertible Securities”), which pay cash coupons at a rate of 7.875 percent per annum. The Mandatory Convertible Securities were accounted for as a compound financial instrument that is an equity contract combined with a financial liability for the coupon payments. Net proceeds of U.S.$2,814 million (€2,245 million at date of issuance), consisting of gross proceeds of U.S.$2,875 million (€2,293 million) less total transaction costs of U.S.$61 million (€48 million) directly related to the issuance, were received in connection with the issuance of the Mandatory Convertible Securities. The fair value amount determined for the financial liability component for the coupon payments at issuance was U.S.$419 million (€335 million), which was calculated as the present value of the coupon payments due, less allocated transaction costs of U.S.$9 million (€7 million) that were accounted for as a debt discount. The remaining net proceeds of U.S.$2,395 million (€1,910 million) (including allocated transaction costs of U.S.$52 million (€41 million) were recognized within equity reserves.
The Mandatory Convertible Securities were convertible into common shares equal to the conversion rate calculated based on the share price relative to the applicable market value (“AMV”), as defined in the prospectus, as follows:

•	Maximum Conversion Rate: 262,895,750(1) shares if the AMV ≤ Initial Price (U.S.$7.0829(2)), in aggregate the Maximum Number of Shares

•	A number of shares equivalent to the value of U.S.$64.7675(3) (i.e., U.S.$64.7675(3) / AMV), if Initial Price (U.S.$7.0829(2)) ≤ the AMV ≤ Threshold Appreciation Price (U.S.$8.3224(4))

•	Minimum Conversion Rate: 223,741,125(5) shares if the AMV ≥ Threshold Appreciation Price (U.S.$8.3224(4)), in aggregate the Minimum Number of Shares
On December 15, 2016, each U.S.$100 notional amount of the Mandatory Convertible Securities was converted to 8.3077 of FCA's common shares based upon the average volume weighted average prices of FCA common shares on the New York Stock Exchange during the 20 consecutive trading day period beginning November 14, 2016 and ending on December 12, 2016 (inclusive), which resulted in a total of 238,846,375 FCA common shares that were issued.

________________________
(1) Effective May 13, 2016, the maximum number of shares was adjusted from 261,363,375 to 262,895,750 as a result of the distribution of the Group's investment in RCS
(2) Effective January 15, 2016, Initial price was adjusted from U.S.$11.00 to U.S.$7.1244 as a result of the spin-off of Ferrari N.V. and effective May 13, 2016, Initial price was subsequently adjusted from U.S.$7.1244 to U.S.$7.0829 as a result of the distribution of the Group's investment in RCS
(3) Effective January 15, 2016, Stated amount was adjusted from U.S.$100.00 to U.S.$64.7675 as a result of the spin-off of Ferrari N.V.
(4) Effective January 15, 2016, Threshold appreciation price was adjusted from U.S.$12.9250 to U.S.$8.3712 as a result of the spin-off of Ferrari N.V. and effective May 13, 2016, was subsequently adjusted from U.S.$8.3712 to U.S.$8.3224 as a result of the distribution of the Group's investment in RCS
(5) Effective May 13, 2016, the minimum number of shares was adjusted from 222,435,875 to 2223,741,125 as a result of the distribution of the Group's investment in RCS

Other reserves:

•
legal reserve of €10,866 million at December 31, 2016 (€11,744 million at December 31, 2015) that was determined in accordance to the Dutch law and mainly refers to capitalized development expenditures by subsidiaries and their earnings subject to certain restrictions on distributions to FCA. At December 31, 2015, the legal reserve included the reserve for the equity component of the Mandatory Convertible Securities of €1,910 million, which were converted into FCA common shares on December 15, 2016, as described above. Pursuant to Dutch law, limitations exist relating to the distribution of shareholders' equity up to the total amount of the legal reserve;

•	capital reserves amounting to €5,766 million at December 31, 2016 (€3,805 million at December 31, 2015);

•	retained earnings, that after separation of the legal reserve, are negative €1,356 million (negative €533 million at December 31, 2015); and

•	profit attributable to owners of the parent of €1,803 million for the year ended December 31, 2016 (€334 million for the year ended December 31, 2015).

Other comprehensive income
Other comprehensive income was as follows:

	Years ended December 31
	2016	2015	2014
	(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
Gains/(Losses) on re-measurement of defined benefit plans	€584	€679	€(327)
Shares of (losses) on re-measurement of defined benefit plans for equity method investees	(5)	(2)	(4)
Items relating to discontinued operations	—	4	(6)
Total Items that will not be reclassified to the Consolidated Income Statement (B1)	579	681	(337)

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
Gains/(Losses) on cash flow hedging instruments arising during the period	(54)	63	(251)
Gains/(Losses) on cash flow hedging instruments reclassified to the Consolidated Income Statement	(195)	123	107
Total Gains/(losses) on cash flow hedging instruments	(249)	186	(144)
Gains/(Losses) on available-for-sale financial assets	15	11	(24)
Exchange gains on translating foreign operations	458	1,002	1,323
Share of Other comprehensive income/(loss) for equity method investees arising during the period	(97)	(18)	35
Share of Other comprehensive income/(loss) for equity method investees reclassified to the Consolidated Income Statement	(25)	1	16
Total Share of Other comprehensive (loss)/income for equity method investees	(122)	(17)	51
Items relating to discontinued operations	—	21	(121)

Total Items that may be reclassified to the Consolidated Income Statement (B2)	102	1,203	1,085

Total Other comprehensive income (B1)+(B2)=(B)	681	1,884	748
Tax effect	(192)	(249)	54
Tax effect - discontinued operations	—	(4)	48
Total Other comprehensive income, net of tax	€489	€1,631	€850

With reference to the defined benefit plans, the gains and losses arising from the re-measurement mainly include actuarial gains and losses arising during the period, the return on plan assets (net of interest income recognized in the Consolidated Income Statement) and any changes in the effect of the asset ceiling. These gains and losses are offset against the related net liabilities or assets for defined benefit plans (Note 19, Employee benefits liabilities).
The following table summarizes the tax effect relating to Other comprehensive income:

	Years ended December 31
	2016			2015			2014
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ million)
Gains/(Losses) on re-measurement of defined benefit plans	€584	€(261)	€323	€679	€(201)	€478	€(327)	€28	€(299)
Gains/(Losses) on cash flow hedging instruments	(249)	69	(180)	186	(48)	138	(144)	26	(118)
Gains/(Losses) on available- for-sale financial assets	15	—	15	11	—	11	(24)	—	(24)
Exchange gains/(losses) on translating foreign operations	458	—	458	1,002	—	1,002	1,323	—	1,323
Share of Other comprehensive income/(loss) for equity method investees	(127)	—	(127)	(19)	—	(19)	47	—	47
Items relating to discontinued operations	—	—	—	25	(4)	21	(127)	48	(79)
Total Other comprehensive income	€681	€(192)	€489	€1,884	€(253)	€1,631	€748	€102	€850
Policies and processes for managing capital
The objectives identified by the Group for managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain an adequate level of capital that at the same time enables it to obtain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds, including by means of achieving an adequate credit rating.
The Group constantly monitors the ratio between debt and equity, particularly the level of net debt and the generation of cash from its industrial activities. In order to reach these objectives, the Group continues to aim for improvement in the profitability of its operations. Furthermore, the Group may sell part of its assets to reduce the level of its debt, while the Board of Directors may make proposals to FCA shareholders at a general meeting of FCA shareholders to reduce or increase share capital or, where permitted by law, to distribute reserves. The Group may also make purchases of treasury shares, without exceeding the limits authorized at a general meeting of FCA shareholders, under the same logic of creating value, compatible with the objectives of achieving financial equilibrium and an improvement in the Group's rating.
For 2016, the Board of Directors has not recommended a dividend payment on FCA common shares in order to further fund capital requirements of the Group’s business plan.

The FCA loyalty voting structure
The purpose of the loyalty voting structure is to reward long-term ownership of FCA common shares and to promote stability of the FCA shareholder base by granting long-term FCA shareholders with special voting shares to which one voting right is attached additional to the one granted by each FCA common share that they hold. In connection with the Merger, FCA issued 408,941,767 special voting shares, with a nominal value of €0.01 each, to those eligible shareholders of Fiat who had elected to participate in the loyalty voting structure upon completion of the Merger in addition to FCA common shares. In addition, an FCA shareholder may at any time elect to participate in the loyalty voting structure by requesting that FCA register all or some of the number of FCA common shares held by such FCA shareholder in the Loyalty Register. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and they shall not carry any entitlement to any other reserve of FCA. Having only immaterial economics entitlements, the special voting shares do not impact earnings per share.

28. Earnings per share
Basic earnings per share
The basic earnings per share for the years ended December 31, 2016, 2015 and 2014 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during the periods. For the year ended December 31, 2016, the weighted average number of shares outstanding included the 238,846,375 shares from the conversion of the Mandatory Convertible Securities into FCA common shares in December 2016 (Note 27, Equity). For the year ended December 31, 2015, the weighted average number of shares outstanding included the minimum number of ordinary shares to be converted from the Mandatory Convertible Securities.
The following tables provide the amounts used in the calculation of basic earnings per share:

		Years ended December 31
		2016	2015	2014
Net profit attributable to owners of the parent	million	€1,803	€334	€568
Weighted average number of shares outstanding	thousand	1,513,019	1,510,555	1,222,346
Basic earnings per share	€	€1.192	€0.221	€0.465

		Years ended December 31
		2016	2015	2014
Net profit from continuing operations attributable to owners of the parent	million	€1,803	€83	€327
Weighted average number of shares outstanding	thousand	1,513,019	1,510,555	1,222,346
Basic earnings per share from continuing operations	€	€1.192	€0.055	€0.268

		Years ended December 31
		2016	2015	2014
Net profit from discontinued operations attributable to owners of the parent	million	€—	€251	€241
Weighted average number of shares outstanding	thousand	1,513,019	1,510,555	1,222,346
Basic earnings per share from discontinued operations	€	€—	€0.166	€0.197
Diluted earnings per share
In order to calculate the diluted earnings per share, the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect of the potential common shares that would be issued for the restricted and performance share units outstanding and unvested at December 31, 2016 and 2015 (Note 18, Share-based compensation) as determined using the treasury stock method. For the year ended December 31, 2014, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect that would arise if all the share-based payment plans were exercised.
For the year ended December 31, 2015, the weighted average number of shares outstanding was also increased to take into consideration the theoretical effect that would arise if the shares related to the Mandatory Convertible Securities (Note 27, Equity) were issued. Based on FCA's share price, the minimum number of shares would have been issued had the Mandatory Convertible Securities been converted at December 31, 2015.  As such, there was no difference between the basic and diluted earnings per share for the year ended December 31, 2015 in respect of the Mandatory Convertible Securities.
There were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive impact for the periods presented.
The following tables provide the amounts used in the calculation of diluted earnings per share:

		Years ended December 31
		2016	2015	2014
Net profit attributable to owners of the parent	million	€1,803	€334	€568
Weighted average number of shares outstanding	thousand	1,513,019	1,510,555	1,222,346
Number of shares deployable for share-based compensation	thousand	13,357	3,452	11,204
Dilutive effect of Mandatory Convertible Securities	thousand	—	—	547
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,526,376	1,514,007	1,234,097
Diluted earnings per share	€	€1.181	€0.221	€0.460

		Years ended December 31
		2016	2015	2014
Net profit from continuing operations attributable to owners of the parent	million	€1,803	€83	€327
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,526,376	1,514,007	1,234,097
Diluted earnings per share from continuing operations	€	€1.181	€0.055	€0.265

		Years ended December 31
		2016	2015	2014
Net profit from discontinued operations attributable to owners of the parent	million	€—	€251	€241
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,526,376	1,514,007	1,234,097
Diluted earnings per share from discontinued operations	€	€—	€0.166	€0.195

29. Segment reporting
Reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, as defined under IFRS 8 – Operating Segments, for making strategic decisions and allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 – Operating Segments, or whose information is considered useful for the users of the financial statements. The Group's reportable segments include four regional mass-market vehicle operating segments (NAFTA, LATAM, APAC and EMEA), the Maserati global luxury brand operating segment and a global Components operating segment, which are described as follows:

•
NAFTA designs, engineers, develops, manufactures and distributes vehicles. NAFTA mainly earns its revenues from the sale of vehicles under the Chrysler, Jeep, Dodge, Ram, Fiat and Alfa Romeo brand names and from sales of the related parts and accessories in the United States, Canada, Mexico and Caribbean islands.

•
LATAM designs, engineers, develops, manufactures and distributes vehicles. LATAM mainly earns its revenues from the sale of passenger cars and light commercial vehicles and related spare parts under the Fiat and Jeep brand names in South and Central America as well as from the distribution of the Chrysler, Dodge and Ram brand cars in the same region. In addition, the segment provides financial services to the dealer network in Brazil and to retail customers in Argentina.

•
APAC mainly earns its revenues from the distribution and sale of cars and related spare parts under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat and Jeep brands mostly in China, Japan, Australia, South Korea and India. These activities are carried out through both subsidiaries and joint ventures. In addition, the segment provides financial services to the dealer network and retail customers in China.

•
EMEA designs, engineers, develops, manufactures and distributes vehicles. EMEA mainly earns its revenues from the sale of passenger cars and light commercial vehicles under the Fiat, Alfa Romeo, Lancia, Abarth, Jeep and Fiat Professional brand names, the sale of the related spare parts in Europe, Middle East and Africa, and from the distribution of the Chrysler, Dodge and Ram brand vehicles in these areas. In addition, the segment provides financial services related to the sale of cars and light commercial vehicles in Europe, primarily through the FCA Bank joint venture and Fidis S.p.A., a fully owned captive finance company that is mainly involved in the factoring business.

•	Maserati designs, engineers, develops, manufactures and distributes vehicles. Maserati earns its revenues from the sale of luxury vehicles under the Maserati brand.

•
Components earns its revenues from the production and sale of lighting components, body control units, suspensions, shock absorbers, electronic systems, exhaust systems and plastic molding components. In addition, the segment earns revenues with its spare parts distribution activities carried out under the Magneti Marelli brand name, cast iron components for engines, gearboxes, transmissions and suspension systems and aluminum cylinder heads (Teksid), in addition to the design and production of industrial automation systems and related products for the automotive industry (Comau).

Transactions among the mass-market vehicle segments generally are presented on a “where-sold” basis, which reflects the profit/(loss) on the ultimate sale to third party customer within the segment. This presentation generally eliminates the effect of the legal entity transfer price within the segments. Revenues of the other segments, aside from the mass-market vehicle segments, are those directly generated by or attributable to the segment as the result of its usual business activities and include revenues from transactions with third parties as well as those arising from transactions with segments, recognized at normal market prices.
Other activities include the results of the activities and businesses that are not operating segments under IFRS 8 – Operating Segments. In addition, Unallocated items and eliminations include consolidation adjustments, eliminations, as well as costs related to the launch of the Alfa Romeo Giulia platform which were not allocated to the mass-market vehicle segments due to the limited number of shipments. Financial income and expenses and income taxes are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT excludes certain adjustments from Net profit from continuing operations including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). See below for a reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in our Consolidated Income Statement, to Adjusted EBIT. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8 – Operating Segments, the related information is not provided.
The following tables summarize selected financial information by segment for the years ended December 31, 2016, 2015 and 2014:

	Mass-Market Vehicles
2016	NAFTA		LATAM		APAC		EMEA		Maserati		Components		Other activities		Unallocated items & eliminations		FCA
	(€ million)
Revenues		€69,094		€6,197		€3,662		€21,860		€3,479		€9,659		€779		€(3,712)	€111,018
Revenues from transactions with other segments	(40)		(42)		(24)		(148)		(10)		(3,030)		(418)		3,712		—
Revenues from third party customers		€69,054		€6,155		€3,638		€21,712		€3,469		€6,629		€361		€—	€111,018

Net profit from continuing operations																	€1,814
Tax expense																	€1,292
Net financial expenses																	€2,016
Adjustments:
Recall campaigns - airbag inflators (1)		€414	€		€		€		€		€		€		€		€414
Costs for recall, net of supplier recoveries - contested with supplier(2)		€132	€		€		€		€		€		€		€		€132
NAFTA capacity realignment (3)		€156	€		€		€		€		€		€		€		€156
Tianjin (China) port explosions, net of insurance recoveries (4)	€		€			€(55)	€		€		€		€		€		€(55)
Currency devaluation	€			€19	€		€		€		€		€		€		€19
Restructuring costs/(reversal)(5)		€(10)		€68	€			€5	€			€25	€		€		€88
Impairment expense (6)	€			€52		€109		€7	€			€49		€8	€		€225
Gains on the disposal of investments	€		€		€		€		€			€(8)		€(5)	€		€(13)
Other		€(25)		€3		€(10)		€—		€—		€—		€—		€—	€(32)
Adjusted EBIT		€5,133		€5		€105		€540		€339		€445		€(244)		€(267)	€6,056

Share of profit of equity method investees		€2		€—		€30		€272		€—		€6		€2		€1	€313
_________________________
(1) Refer to Note 20, Provisions and Note 25, Guarantees granted, commitments and contingent liabilities; (2) Refer to Note 20, Provisions; (3) Refer to Note 22, Other liabilities and Tax payables; (4) Insurance recoveries related to losses incurred in connection with the explosions at the Port of Tianjin in August 2015 are excluded from Adjusted EBIT to the extent the insured loss to which the recovery relates was excluded from Adjusted EBIT.  Insurance recoveries are included in Adjusted EBIT to the extent they relate to costs, increased incentives or business interruption losses that were included in Adjusted EBIT.  Through December 31, 2016, no significant insurance recoveries related to Tianjin have been recognized in Adjusted EBIT; (5) Restructuring costs within LATAM and Components primarily relate to cost reduction initiatives to right-size to market volume in Brazil;(6) Refer to Note 11, Property plant and equipment and Note 5, Research and development costs.

	Mass-Market Vehicles
2015	NAFTA		LATAM		APAC		EMEA		Maserati		Components		Other activities		Unallocated items & eliminations		FCA
	(€ million)
Revenues		€69,992		€6,431		€4,885		€20,350		€2,411		€9,770		€844		€(4,088)	€110,595
Revenues from transactions with other segments	(1)		(194)		(25)		(304)		(13)		(3,095)		(456)		4,088		—
Revenues from third party customers		€69,991		€6,237		€4,860		€20,046		€2,398		€6,675		€388		€—	€110,595

Net profit from continuing operations																	€93
Tax expense																	€166
Net financial expenses																	€2,366
Adjustments:
Change in estimate for future recall campaign costs (1)		€761	€		€		€		€		€		€		€		€761
Tianjin (China) port explosions(2)	€		€			€142	€		€		€		€		€		€142
NAFTA capacity realignment (3)		€834	€		€		€		€		€		€		€		€834
Currency devaluations (4)	€			€163	€		€		€		€		€		€		€163
NHTSA Consent Order and amendment (5)		€144	€		€		€		€		€		€		€		€144
Impairment expense	€			€16		€22		€46		€3		€20	€			€11	€118
Restructuring costs/(reversal)		€(11)		€40	€		€		€			€23		€2		€(1)	€53
Other		€(97)	€			€41		€1	€			€8		€(1)		€2	€(46)
Adjusted EBIT		€4,450		€(87)		€52		€213		€105		€395		€(150)		€(184)	€4,794

Share of profit of equity method investees		€3		€—		€(78)		€219		€—		€(2)		€(12)		€—	€130
________________________
(1) Amount represents the change in estimate for estimated future recall campaign costs for the U.S. and Canada recognized within Cost of revenues - refer to Note 20, Provisions; (2) Amount relates to the write-down of inventory (€53 million) and incremental incentives (€89 million) for vehicles affected by the explosions at the Port of Tianjin in August 2015; (3) Amount represents costs from implementation of plan to realign existing NAFTA capacity - comprised of €422 million for asset impairments, €236 million for payment of supplemental unemployment benefits due to extended downtime at certain plants and €176 million for write off of capitalized development expenditures with no future benefit; (4) €80 million was due to adoption of SIMADI exchange rate at June 30, 2015 (refer to Note 26, Venezuela currency regulations and devaluations, and €83 million was due to the devaluation of the Argentinean Peso resulting from changes in monetary policy; (5) Refer to Note 20, Provisions

	Mass-Market Vehicles
2014	NAFTA		LATAM		APAC		EMEA	Maserati		Components	Other activities		Unallocated items & eliminations		FCA
	(€ million)
Revenues		€52,452		€8,629		€6,259	€18,020		€2,767	€8,619		€831		€(3,937)	€93,640
Revenues from transactions with other segments	(271)		(100)		(10)		(587)	(7)		(2,526)	(436)		3,937		—
Revenues from third party customers		€52,181		€8,529		€6,249	€17,433		€2,760	€6,093		€395		€—	€93,640

Net profit from continuing operations															€359
Tax expense															€424
Net financial expenses															€2,051
Adjustments:
Currency devaluations (1)	€			€98	€		€	€		€	€		€		€98
(Gains)/Losses on the disposal of investments	€			€(8)	€		€(1)	€		€1		€(4)	€		€(12)
Impairment expense (2)		€28	€			€4	€72	€		€5		€5		€1	€115
Restructuring costs/(reversal)		€(5)		€22	€		€21	€		€15		€(3)	€		€50
Other (3)		€509	€		€		€(24)	€		€4	€			€(212)	€277
Adjusted EBIT		€2,179		€289		€541	€(41)		€275	€285		€(116)		€(50)	€3,362

Share of profit of equity method investees		€1		€—		€(50)	€167		€—	€4		€(5)		€—	€117
_________________________
(1) Refer to Note 26, Venezuela currency regulations and devaluations; (2) Refer to Note 5, Research and development costs; (3) Primarily comprised of the one-off charge of €495 million in connection with the UAW MOU entered into by FCA US in January 2014 and the non-taxable gain of €223 million on the fair value re-measurement of the previously exercised options in connection with the acquisition of FCA US
Information about geographical area
The following table summarizes the non-current assets (other than financial instruments, deferred tax assets and post-employment benefits assets) attributed to certain geographic areas:

	At December 31
	2016	2015
	(€ million)
North America	€35,833	€33,701
Italy	12,558	11,476
Brazil	6,310	4,612
Poland	1,117	1,208
Serbia	660	772
Other countries	2,582	2,346
Total Non-current assets (other than financial instruments, deferred tax assets and post-employment benefits assets)	€59,060	€54,115

30. Explanatory notes to the Consolidated Statement of Cash Flows
Non-cash items
For the year ended December 31, 2016, Other non-cash items of €111 million included €225 million of impairments, which were partially offset by other amounts that were not individually material.

For the year ended December 31, 2015, Other non-cash items of €812 million mainly included (i) €713 million non-cash charges for impairments which primarily related to asset impairments in connection with the realignment of the Group's manufacturing capacity in NAFTA to better meet market demand and (ii) €80 million charge recognized as a result of the adoption of the SIMADI exchange rate to re-measure the net monetary assets of the Group’s Venezuelan subsidiary in U.S. Dollar (Note 26, Venezuela Currency Regulations and Devaluation) (reported, for the effect on cash and cash equivalents, within Translation exchange differences).
For the year ended December 31, 2014, Other non-cash items of €348 million mainly included (i) €381 million related to the non-cash portion of the expense recognized in connection with the execution of the UAW MOU entered into by FCA US, as described in Note 3, Scope of consolidation and (ii) €98 million re-measurement charge recognized as a result of the Group's change in the exchange rate used to remeasure its Venezuelan subsidiary’s net monetary assets in U.S. Dollar (Note 26, Venezuela Currency Regulations and Devaluation) (reported, for the effect on cash and cash equivalents, within Translation differences), which were partially offset by (iii) the non-taxable gain of €223 million on the re-measurement to fair value of the previously exercised options on approximately 10 percent of FCA US's membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned.
Operating activities
For the year ended December 31, 2016, the net increase of €1,519 million in provisions was mainly due to the increase in the warranty provision of €414 million in NAFTA for recall campaigns related to an industry wide recall for airbag inflators resulting from parts manufactured by Takata, an increase in accrued sales incentives primarily related to NAFTA and EMEA, as well as estimated net costs of €132 million associated with a recall for which costs are being contested with a supplier. In addition, the €471 million increase in inventories primarily related to the increased production of new vehicle models in EMEA and the €776 million increase in trade payables mainly related to increased production levels in EMEA, which was partially offset by reduced activity in LATAM and the effect of localized Jeep production in China. Furthermore, changes in other payables and receivables of €295 million primarily reflected the net payment of taxes and deferred expenses.
For the year ended December 31, 2015, the net increase of €3,206 million in provisions mainly related to an increase in the warranty provision, which included the change in estimate for future recall campaign costs in NAFTA, and higher accrued sales incentives primarily related to increased sales volumes in NAFTA. In addition, the €958 million increase in inventories reflected the increased consumer demand for our vehicles and inventory buildup in NAFTA due to production changeovers and the €1,571 million increase in trade payables mainly related to increased production levels in EMEA. Furthermore, change in other payables and receivables of €580 million primarily reflected the net payment of taxes and deferred expenses.
For the year ended December 31, 2014, the net increase of €1,169 million in provisions mainly related to a €959 million increase in Other provisions following net adjustments to warranties for NAFTA and higher accrued sales incentives, primarily due to an increase in retail incentives as well as an increase in dealer stock levels to support increased sales volumes in NAFTA, and a €210 million increase in employee benefits mainly related to U.S. and Canada pension plans as the impact of lower discount rates was not fully offset by the higher return on assets. In addition, the €821 million increase in inventory mainly related to increased finished vehicle and work in process levels at December 31, 2014 compared to December 31, 2013, in part driven by higher production levels in late 2014 to meet anticipated consumer demand in NAFTA, EMEA and Maserati, and the €1,470 million increase in trade payables mainly related to increased production in EMEA and NAFTA as a result of increased consumer demand for our vehicles.
Financing activities
For the year ended December 31, 2016, net cash used in financing activities was €5,127 million and was primarily the result of the (i) repayment of other long-term debt for a total of €4,618 million, which included (a) the voluntary prepayments of principal of the FCA US Tranche B Term Loans of U.S.$2.0 billion (€1.8 billion), as described in Note 21, Debt, (b) the payment of the financial liability related to the Mandatory Convertible Securities of €213 million upon their conversion to FCA shares and (c) repayments at maturity of other long-term debt of €2,605 million primarily in Brazil, as well as (ii) the repayment at maturity of three notes issued under the GMTN Programme, two of which were for an aggregate principal amount of €2,000 million and one for a principal amount of CHF 400 million (€373 million) as described in Note 21, Debt, which were partially offset by (iii) the issuance of a new note under the GMTN Programme for a principal amount of €1,250 million and (iv) proceeds from other long-term debt for a total of €1,342 million, which included the proceeds from the €250 million loan entered into with the EIB in December 2016 as described in Note 21, Debt.
For the year ended December 31, 2015, net cash used in financing activities was €3,128 million and was primarily the result of (i) the prepayment of the FCA US Secured Senior Notes and the repayment at maturity of two notes issued under the GMTN Programme for a total of €7,241 million as described in Note 21, Debt, (ii) the repayment of other long-term debt for a total of €4,412 million, which were partially offset by (iii) net proceeds of €866 million from the Ferrari IPO as described in Note 3, Scope of consolidation, (iv) proceeds from the issuance of the Notes by FCA for a total of €2,840 million as described in Note 21, Debt, (v) €3,061 million provided by other long-term borrowings and (vi) net proceeds from the €2.0 billion Ferrari Bridge Loan and Ferrari Term Loan, which are reflected within cash flows used in financing activities - discontinued operations in the Consolidated Statement of Cash Flows.
For the year ended December 31, 2014, net cash from financing activities was €2,137 million and was primarily the result of (i) the net proceeds from the issuance of the Mandatory Convertible Securities as described in more detail in Note 27, (ii) the proceeds from note issuances and new other long-term debt as discussed in Note 21, Debt, which were partially offset by (iii) the cash payment to the VEBA Trust for the acquisition of the remaining 41.5 percent ownership interest in FCA US (see Note 3, Scope of consolidation), (iv) the repayment of other long-term borrowings for a total of €5,834 million, mainly related to the prepayment of all amounts under the VEBA Trust Note amounting to approximately U.S.$5 billion (€3.6 billion), including accrued and unpaid interest, and repayment of other long-term debt primarily in Brazil, (v) the repayment at maturity of notes issued under the GMTN Programme, as discussed in Note 21, Debt, and (vi) the net cash disbursement in connection with the Merger (see Note 1, Principal activities).
During the year December 31, 2016, the Group paid interest of €1,676 million and received interest of €370 million. During the years ended December 31, 2015 and 2014, the Group, including Ferrari, paid interest of €2,087 million and €2,054 million and received interest of €469 million and €441 million, respectively. Amounts indicated are also inclusive of interest rate differentials paid or received on interest rate derivatives.
During the year ended December 31, 2016, the Group made income tax payments, net of refunds, totaling €622 million. During the years ended December 31, 2015 and 2014, the Group, including Ferrari, made income tax payments, net of refunds, totaling €664 million and €542 million, respectively.

31. Qualitative and quantitative information on financial risks
The Group is exposed to the following financial risks connected with its operations:

•	credit risk, principally arising from its normal commercial relations with final customers and dealers, and its financing activities;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;

•
financial market risk (principally relating to exchange rates, interest rates and commodity prices), since the Group operates at an international level in different currencies and uses financial instruments which generate interest. The Group is also exposed to the risk of changes in the price of certain commodities and of certain listed shares.

These risks could significantly affect the Group’s financial position and results and for this reason, the Group systematically identifies and monitors these risks in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments in accordance with established risk management policies.
Financial instruments held by the funds that manage pension plan assets are not included in this analysis (refer to Note 19, Employee benefits liabilities).

The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon the Group. The quantitative data reported in the following does not have any predictive value, in particular the sensitivity analysis on finance market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.
Credit risk
Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty.
The Group’s credit risk differs in relation to the activities carried out. In particular, dealer financing and operating and financial lease activities that are carried out through the Group’s financial services companies are exposed both to the direct risk of default and the deterioration of the creditworthiness of the counterparty, while the sale of vehicles and spare parts is mostly exposed to the direct risk of default of the counterparty. These risks are however mitigated by the fact that collection exposure is spread across a large number of counterparties and customers.
Overall, the credit risk regarding the Group’s trade receivables and receivables from financing activities is concentrated in the European Union, Latin America and North American markets.
In order to test for impairment, significant receivables from corporate customers and receivables for which collectability is at risk are assessed individually, while receivables from end customers or small business customers are grouped into homogeneous risk categories. A receivable is considered impaired when there is objective evidence that the Group will be unable to collect all amounts due specified in the contractual terms. Objective evidence may be provided by the following factors: significant financial difficulties of the counterparty, the probability that the counterparty will be involved in an insolvency procedure or will default on its installment payments, the restructuring or renegotiation of open items with the counterparty, changes in the payment status of one or more debtors included in a specific risk category and other contractual breaches. The calculation of the amount of the impairment loss is based on the risk of default by the counterparty, which is determined by taking into account all the information available as to the customer’s solvency, the fair value of any guarantees received for the receivable and the Group’s historical experience.
The maximum credit risk to which the Group is potentially exposed at December 31, 2016 is represented by the carrying amounts of financial assets in the financial statements and the nominal value of the guarantees provided on liabilities and commitments to third parties as discussed in Note 25, Guarantees granted, commitments and contingent liabilities.
Dealers and final customers for which the Group provides financing are subject to specific assessments of their creditworthiness under a detailed scoring system; in addition to carrying out this screening process, the Group also obtains financial and non-financial guarantees for risks arising from credit granted. These guarantees are further strengthened where possible by reserve of title clauses on financed vehicle sales to the sales network made by Group financial service companies and on vehicles assigned under finance and operating lease agreements.
Receivables from financing activities amounting to €2,578 million at December 31, 2016 (€2,006 million at December 31, 2015) contained balances totaling €4 million (€4 million at December 31, 2015), which have been written down on an individual basis. Of the remainder, balances totaling €34 million are past due by up to one month (€44 million at December 31, 2015), while balances totaling €19 million are past due by more than one month (€21 million at December 31, 2015). In the event of installment payments, even if only one installment is overdue, the entire receivable balance is classified as overdue.
Trade receivables and other receivables amounting to €5,276 million at December 31, 2016 (€5,054 million at December 31, 2015) contain balances totaling €9 million (€13 million at December 31, 2015) which have been written down on an individual basis. Of the remainder, balances totaling €228 million are past due by up to one month (€214 million at December 31, 2015), while balances totaling €228 million are past due by more than one month (€211 million at December 31, 2015).
Even though our current securities and Cash and cash equivalents consist of balances spread across various primary national and international banking institutions and money market instruments that are measured at fair value, there was no exposure to sovereign debt securities at December 31, 2016 which might lead to significant risk of repayment.

Liquidity risk
Liquidity risk arises if the Group is unable to obtain the funds needed to carry out its operations under economic conditions. Any actual or perceived limitations on the Group’s liquidity may affect the ability of counterparties to do business with the Group or may require additional amounts of cash and cash equivalents to be allocated as collateral for outstanding obligations.
The continuation of a difficult economic situation in the markets in which the Group operates and the uncertainties that characterize the financial markets, necessitate special attention to the management of liquidity risk. In that sense, measures taken to generate funds through operations and to maintain a conservative level of available liquidity are important factors for ensuring operational flexibility and addressing strategic challenges over the next few years.
The main factors that determine the Group’s liquidity situation are the funds generated by or used in operating and investing activities, the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.
The Group has adopted a series of policies and procedures whose purpose is to optimize the management of funds and to reduce liquidity risk as follows:

•	centralizing the management of receipts and payments, where it may be economical in the context of the local civil, currency and fiscal regulations of the countries in which the Group is present;

•	maintaining a conservative level of available liquidity;

•	diversifying the means by which funds are obtained and maintaining a continuous and active presence in the capital markets;

•	obtaining adequate credit lines;

•	monitoring future liquidity on the basis of business planning.
The Group manages liquidity risk by monitoring cash flows and keeping an adequate level of funds at its disposal. The operating cash management and liquidity investment of the Group are centrally coordinated in the Group's treasury companies, with the objective of ensuring effective and efficient management of the Group’s funds. These companies obtain funds in the financial markets various funding sources.
At December 31, 2016, in conjunction with the amendments to the credit agreements that govern the Tranche B Term Loans of FCA US entered into in March 2016, the covenants restricting the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group were eliminated, and FCA US's cash management activities are no longer managed separately from the rest of the Group.
FCA has not provided any guarantee, commitment or similar obligation in relation to any of FCA US’s financial indebtedness, nor has it assumed any kind of obligation or commitment to fund FCA US. However, with the replacement of the prior FCA revolving credit facilities with the new FCA RCF entered into in June 2015, FCA no longer has limitations in providing funding to FCA US. Certain notes issued by FCA and its subsidiaries (other than FCA US and its subsidiaries) include covenants which may be affected by circumstances related to FCA US as well as certain other relevant subsidiaries, including cross-default clauses which may accelerate repayments in the event that FCA US fails to pay certain of its debt obligations.
Details of the repayment structure of the Group’s financial assets and liabilities are provided in Note 15, Trade, other receivables and tax receivables, Note 22, Other liabilities and Tax payables and in Note 21, Debt. Details of the repayment structure of derivative financial instruments are provided in Note 16, Derivative financial assets and liabilities.
The Group believes that the Group's total available liquidity, in addition to the funds that will be generated from operating and financing activities, will enable the Group to satisfy the requirements of its investing activities and working capital needs, fulfill its obligations to repay its debt at the natural due dates and ensure an appropriate level of operating and strategic flexibility.

Financial market risks
Due to the nature of our business, the Group is exposed to a variety of market risks, including foreign currency exchange rate risk, commodity price risk and interest rate risk.
The Group’s exposure to foreign currency exchange rate risk arises both in connection with the geographical distribution of the Group’s industrial activities compared to the markets in which it sells its products, and in relation to the use of external borrowing denominated in foreign currencies.
The Group’s exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing the Group’s Net profit, thereby indirectly affecting the costs and returns of financing and investing transactions.
The Group’s exposure to commodity price risk arises from the risk of changes in the price of certain raw materials and energy used in production. Changes in the price of raw materials could have a significant effect on the Group’s results by indirectly affecting costs and product margins.
These risks could significantly affect the Group’s financial position and results and for this reason, these risks are systematically identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments in accordance with its established risk management policies.
The Group’s policy permits derivatives to be used only for managing the exposure to fluctuations in foreign currency exchange rates and interest rates as well as commodities prices connected with future cash flows and assets and liabilities, and not for speculative purposes.
The Group utilizes derivative financial instruments designated as fair value hedges mainly to hedge:

•	the foreign currency exchange rate risk on financial instruments denominated in foreign currency; and

•	the interest rate risk on fixed rate loans and borrowings.
The instruments used for these hedges are mainly foreign currency forward contracts, interest rate swaps and combined interest rate and foreign currency financial instruments.
The Group uses derivative financial instruments as cash flow hedges for the purpose of pre-determining:

•	the exchange rate at which forecasted transactions denominated in foreign currencies will be accounted for;

•
the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a targeted mix of floating versus fixed rate funding structured loans; and

•	the price of certain commodities.
The foreign currency exchange rate exposure on forecasted commercial flows is hedged by foreign currency swaps and forward contracts. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements. Exposure to changes in the price of commodities is generally hedged by using commodity swaps and commodity options. In addition, in order to manage the Group’s foreign currency risk related to its investments in foreign operation, the Group enters into net investment hedges, in particular foreign currency swaps and forward contracts. Counterparties to these agreements are major financial institutions.
Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 16, Derivative financial assets and liabilities.

Quantitative information on foreign currency exchange rate risk
The Group is exposed to risk resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•	where a Group company incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating results of that company.

•	the principal exchange rates to which the Group is exposed are:

◦	EUR/U.S.$, relating to sales and purchases in U.S.$ made by Italian companies (primarily for Maserati and Alfa Romeo vehicles) and to sales and purchases in Euro made by FCA US;

◦	U.S.$/CAD, primarily relating to FCA Canada's sales of U.S. produced vehicles, net of FCA US sales of Canadian produced vehicles;

◦	CNY, in relation to sales in China originating from FCA US and from Italian companies (primarily for Maserati and Alfa Romeo vehicles);

◦	GBP, AUD, MXN, CHF, ARS and VEF in relation to sales in the UK, Australian, Mexican, Swiss, Argentinean and Venezuelan markets;

◦	PLN and TRY, relating to manufacturing costs incurred in Poland and Turkey;

◦	JPY mainly in relation to purchase of parts from Japanese suppliers and sales of vehicles in Japan;

◦	U.S.$/BRL, EUR/BRL, relating to Brazilian manufacturing operations and the related import and export flows.
The Group’s policy is to use derivative financial instruments to hedge a percentage of certain exposures subject to foreign currency exchange rate risk for the upcoming 12 months (including such risk before or beyond that date where it is deemed appropriate in relation to the characteristics of the business) and to hedge the exposure resulting from firm commitments unless not deemed appropriate.
Group companies may have trade receivables or payables denominated in a currency different from their respective functional currency. In addition, in a limited number of cases, it may be convenient from an economic point of view, or it may be required under local market conditions, for Group companies to obtain financing or use funds in a currency different from their respective functional currency. Changes in exchange rates may result in exchange gains or losses arising from these situations. The Group’s policy is to hedge, whenever deemed appropriate, the exposure resulting from receivables, payables and securities denominated in foreign currencies different from the respective Group companies' functional currency.
Certain of the Group’s companies are located in countries which are outside of the Eurozone, in particular the U.S., Brazil, Canada, Poland, Serbia, Turkey, Mexico, Argentina, the Czech Republic, India, China, Australia and South Africa. As the Group's reporting currency is the Euro, the income statements of those entities that have a reporting currency other than the Euro, are translated into Euro using the average exchange rate for the period. In addition, the monetary assets and liabilities of these consolidated companies are translated into Euro at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the Cumulative translation adjustments reserve included in Other comprehensive income. Changes in exchange rates may lead to effects on the translated balances of revenues, costs and monetary assets and liabilities reported in Euro, even when corresponding items are unchanged in the respective local currency of these companies.
The Group monitors its principal exposure to conversion exchange risk and, in certain circumstances, enters into derivatives for the purpose of hedging the specific risk.
There have been no substantial changes in 2016 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

The potential loss in fair value of derivative financial instruments held for foreign currency exchange rate risk management (currency swaps/forwards, cross-currency interest rate and currency swaps) at December 31, 2016 resulting from a 10 percent change in the exchange rates would have been approximately €1,453 million (€1,490 million at December 31, 2015).
This analysis assumes that a hypothetical, unfavorable and instantaneous 10 percent change in exchange rates is applied in the measurement of the fair value of derivative financial instruments. Receivables, payables and future trade flows whose hedging transactions have been analyzed were not included in this analysis. It is reasonable to assume that changes in market exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
Quantitative information on interest rate risk
The manufacturing companies and treasuries of the Group make use of external borrowings and invest in monetary and financial market instruments. In addition, Group companies sell receivables resulting from their trading activities on a continuing basis. Changes in market interest rates can affect the cost of the various forms of financing, including the sale of receivables, or the return on investments, and the employment of funds, thus negatively impacting the net financial expenses incurred by the Group.
In addition, the financial services companies provide loans (mainly to customers and dealers), financing themselves using various forms of direct debt or asset-backed financing (e.g. factoring of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing obtained, changes in the current level of interest rates can affect the operating result of those companies and the Group as a whole.
In order to manage these risks, the Group uses interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, when available in the market, with the object of mitigating, under economically acceptable conditions, the potential variability of interest rates on the Group's Net profit.
In assessing the potential impact of changes in interest rates, the Group segregates fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).
The fixed rate financial instruments used by the Group consist principally of part of the portfolio of the financial services companies (basically customer financing and financial leases) and part of debt (including subsidized loans and notes).
The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2016, resulting from a hypothetical 10 percent change in market interest rates, would have been approximately €56 million (approximately €85 million at December 31, 2015).
Floating rate financial instruments consist principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
A hypothetical 10 percent change in short-term interest rates at December 31, 2016, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have resulted in increased net financial expenses before taxes, on an annual basis, of approximately €30 million (€40 million at December 31, 2015).
This analysis is based on the assumption that there is an unfavorable change of 10 percent proportionate to interest rate levels across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated. In addition, the sensitivity analysis applied to floating rate financial instruments assumes that cash and cash equivalents and other short-term financial assets and liabilities which expire during the projected 12-month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

Quantitative information on commodity price risk
The Group has entered into derivative contracts for certain commodities to hedge its exposure to commodity price risk associated with buying raw materials and energy used in its normal operations.
In connection with the commodity price derivative contracts outstanding at December 31, 2016, a hypothetical 10 percent change in the price of the commodities at that date would have caused a fair value loss of €35 million (€40 million at December 31, 2015). Future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in commodity prices will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

32. Subsequent events
The Group has evaluated subsequent events through February 28, 2017, which is the date the financial statements were authorized for issuance.
In January 2017, as a result of the distribution of the Company's 16.7 percent ownership interest in RCS to holders of its common shares on May 1, 2016, the Compensation Committee of FCA approved a conversion factor of 1.005865 that was applied to outstanding awards that had been granted in 2015 to make equity award holders whole for the resulting diminution in the value of an FCA common share. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.
On February 24, 2017, FCA US prepaid the outstanding principal and accrued interest for its Tranche B Term Loan due 2017.  The prepayment of U.S.$1,826 million (€1,721 million) was made with cash on hand.  The prepayment did not result in a material loss on extinguishment.

Company Financial Statements
At December 31, 2016

FIAT CHRYSLER AUTOMOBILES N.V.
INCOME STATEMENT
(in € million)

		Years Ended December 31
	Note	2016	2015
Result from investments	(1)	€2,237	€630
Other operating income	(2)	31	32
Personnel costs	(3)	(11)	(14)
Other operating costs	(4)	(162)	(173)
Net financial expenses	(5)	(301)	(400)
Profit before taxes		1,794	75
Income taxes	(6)	9	8
Profit from continuing operations		1,803	83
Profit from discontinued operations		—	251
Profit		€1,803	€334
The accompanying notes are an integral part of the Company Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
STATEMENT OF FINANCIAL POSITION
(in € million)

		At December 31
	Note	2016	2015(1)
ASSETS
Property, plant and equipment	(7)	€27	€28
Investments in Group companies and other equity investments	(8)	25,238	22,236
Other financial assets	(9)	3,670	3,658
Total Non-current assets		28,935	25,922
Current financial assets	(10)	560	1,565
Trade receivables	(11)	17	14
Other current receivables	(12)	216	373
Cash and cash equivalents	(13)	1	2
Total Current assets		794	1,954
TOTAL ASSETS		29,729	27,876
EQUITY AND LIABILITIES
Equity	(14)
Share capital		19	17
Capital reserves		5,766	3,805
Legal reserves		12,936	13,182
Retained profit/(loss)		(1,356)	(533)
Profit for the year		1,803	334
Total Equity		19,168	16,805
Provisions for employee benefits and other provisions	(15)	39	34
Non-current debt	(16)	4,079	2,928
Other non-current liabilities	(17)	13	15
Total Non-current liabilities		4,131	2,977
Provisions for employee benefits and other current provisions	(18)	2	3
Trade payables	(19)	15	24
Current debt	(20)	6,081	7,271
Other financial liabilities	(9)	47	285
Other debt	(21)	285	511
Total Current liabilities		6,430	8,094
TOTAL EQUITY AND LIABILITIES		29,729	27,876
________________________
(1) Amounts at December 31, 2015, for Investments in Group companies and other equity investments, Legal reserves and Retained profit/(loss) have been adjusted. Refer to Note 2, Basis of Preparation - Reclassifications and adjustment, within the Consolidated Financial Statements for a discussion on the prior period adjustment.

The accompanying notes are an integral part of the Company Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
NOTES TO THE COMPANY FINANCIAL STATEMENTS

PRINCIPAL ACTIVITIES
The FCA merger
On January 29, 2014, the Board of Directors of Fiat SpA (“Fiat”) approved a proposed corporate reorganization resulting in the formation of Fiat Chrysler Automobiles N.V. (“FCA” or the “Company”) as a fully integrated global automaker. The Board determined that a redomiciliation into the Netherlands with a listing on the NYSE and an additional listing on the Mercato Telematico Azionario (“MTA”) would be the structure most suitable to Fiat's profile and its strategic and financial objectives. FCA's principal executive offices were established in London, United Kingdom.
FCA was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014, under the name Fiat Investments N.V.. On June 15, 2014, the Board of Directors of Fiat approved the merger plan of Fiat into Fiat Investments N.V., and, at the extraordinary general meeting held on August 1, 2014, the shareholders of Fiat approved the merger that was completed and became effective on October 12, 2014. The merger, which took the form of a reverse merger, resulted in Fiat Investments N.V. being the surviving entity which was then renamed Fiat Chrysler Automobiles N.V.. On October 13, 2014, FCA common shares commenced trading on the NYSE and on the MTA.
Ferrari Spin-off and Discontinued Operations
On October 26, 2015, Ferrari N.V., a subsidiary of FCA, completed its initial public offering ("IPO") in which FCA sold 10 percent of Ferrari N.V. common shares ("Ferrari IPO") and received net proceeds of approximately €0.9 billion, which resulted in FCA owning 80 percent of Ferrari N.V. common shares, Piero Ferrari owning 10 percent of common shares and public shareholders owning the remaining 10 percent of common shares. The Ferrari IPO was accounted for as an equity transaction.
In October 2015, in connection with the Ferrari IPO and in preparation for the spin-off of the remaining common shares of Ferrari N.V.. owned by FCA, FCA carried out an internal corporate restructuring. As part of this reorganization, FCA transferred its shares of Ferrari S.p.A. to Ferrari N.V. and provided a capital contribution to Ferrari N.V., while Ferrari N.V. issued a note payable to FCA in the amount of €2.8 billion.  This internal restructuring was a common control transaction and did not have an accounting impact on FCA’s Financial Statements. As a result and in connection with the transactions in which Piero Ferrari exchanged his shares in Ferrari S.p.A. for Ferrari N.V. shares, FCA paid €280 million to Piero Ferrari as consideration for the dilution of his share value due to the issuance of the €2.8 billion note payable.
On December 3, 2015, an extraordinary general meeting of FCA shareholders was held, whereby the transactions intended to separate FCA’s remaining ownership interest in Ferrari N.V. and to distribute that ownership interest to holders of FCA shares and mandatory convertible securities were approved. The transactions to separate Ferrari N.V. from the Group were completed on January 3, 2016.
As the spin-off of Ferrari N.V. became highly probable with the aforementioned shareholders' approval and since it was available for immediate distribution at that date, the results of Ferrari have been excluded from continuing operations, and are shown as a single line item in the Profit from discontinued operations line item for the year ended December 31, 2015.

ACCOUNTING POLICIES
Basis of preparation
The 2016 Company Financial Statements represent the separate financial statements of the parent company, Fiat Chrysler Automobiles N.V., and have been prepared in accordance with the legal requirements of Title 9, Book 2 of the Dutch Civil Code. Section 362 (8), Book 2, Dutch Civil Code, allows companies that apply IFRS as adopted by the European Union in their consolidated financial statements to use the same measurement principles in their company financial statements. The accounting policies are described in a specific section, Significant accounting policies, of the Consolidated Financial Statements included in this Annual Report. However, as allowed by the law, investments in subsidiaries, joint ventures and associates are accounted for using the net equity value in the Company Financial Statements.
Format of the financial statements
Given the activities carried out by FCA, presentation of the Company Income Statement is based on the nature of revenues and expenses. The Consolidated Income Statement for FCA is classified according to function (also referred to as the “cost of sales” method), which is considered more representative of the format used for internal reporting and management purposes and is in line with international practice in the industry.
FCA financial statements are prepared in Euros, also the Company's functional currency, representing the currency in which the main transactions of the Company are denominated.
The Statements of Income and of Financial Position and Notes to the Financial Statements are presented in millions of Euros, except where otherwise stated.
As parent company, FCA has also prepared consolidated financial statements for FCA Group for the year ended December 31, 2016.

COMPOSITION AND PRINCIPAL CHANGES

(1)     Result from investments
The following table summarizes the Result from investments:

	Years Ended December 31
	2016	2015
	(€ million)
Share of the profit/(loss) of Group companies	€2,234	€625
Dividends from other companies	3	5
Total Result from investments	€2,237	€630
Result from investments relates primarily to the Company’s share in the net profit or loss of subsidiaries and associates, in addition to dividends received from CNH Industrial N.V. (“CNHI”).
The share of the profit of Ferrari in 2015 was recognized separately within the line Profit from discontinued operations within the Income Statement.

(2)     Other operating income
The following table summarizes Other operating income:

	Years Ended December 31
	2016	2015
	(€ million)
Revenues from services rendered to, and other income from, Group companies and other related parties	€31	€30
Other revenues and income from third parties	—	2
Total Other operating income	€31	€32
Revenues from services rendered to Group companies of €31 million consisted of services rendered to the principal subsidiaries of the Group, in line with 2015.

(3)     Personnel costs
Personnel costs during the year ended December 31, 2016, of €11 million (€14 million in 2015) primarily related to wages and salaries. The average number of employees in 2016 was 51, in line with 2015 (53).

(4)     Other operating costs
Other operating costs primarily includes costs for services rendered by Group companies (support and consulting in administration, IT systems, press activities, payroll, security and facility management), costs for legal, administrative, financial and IT services in addition to the compensation component from Share-based compensation plans representing the notional cost of the Long Term Incentive Plan awarded to the Chief Executive Officer and Executives (net of the portion already attributed to the relevant subsidiaries), which was recognized directly in the equity reserve, as reported in Note 18, Share-based compensation, within the Consolidated Financial Statements.

(5)     Net financial expenses
The following table summarizes Net financial expenses:

	Years Ended December 31
	2016	2015
	(€ million)
Financial income	€293	€269
Financial expense	(582)	(668)
Currency exchange (losses)/gains	(29)	191
Net gains/(losses) on derivative financial instruments	17	(192)
Total Net financial expenses	€(301)	€(400)
Financial income     relates to interest on loans extended to Fiat Chrysler Automobiles North America Holdings LLC (“FCA NAH LLC”), as included within Other financial assets and Current financial receivables. The increase in financial income related primarily to the higher average outstanding amounts of these loans during 2016 as compared to 2015.
Financial expense relates to interest payable on the intercompany debt included within Current debt, in addition to the interest on the unsecured senior debt securities of U.S. $3.0 billion issued in April 2015 and €1.25 billion issued in March 2016. The decrease in financial expense related to the reduction in the average debt exposure during 2016 as compared to 2015.
Currency exchange losses and net gains on derivative financial instruments primarily related to the U.S.$1.5 billion loan, repaid in September 2016 and previously reported in Current financial receivables, which was fully hedged into Euro.

(6)     Income taxes
Income taxes were a gain of €9 million in 2016 (gain of €8 million in 2015) and primarily relate to compensation receivable for tax losses carried forward contributed to the United Kingdom tax consolidation scheme.
The Company reported losses for tax purposes as the result from investments resulting from the adoption of the equity method is tax neutral.

(7)     Property, plant and equipment
At December 31, 2016, the carrying amount of property, plant and equipment was €27 million (€28 million at December 31, 2015), consisting of the gross carrying amount of assets of €68 million (€68 million at December 31, 2015) and accumulated depreciation of €41 million (€40 million at December 31, 2015), of which €25 million related to land and buildings, mainly consisting of the Company’s property in Turin (€24 million at December 31, 2015). No buildings were subject to liens, pledged as collateral or restricted in use.
Depreciation of property, plant and equipment is recognized in the Income statement within Other operating costs.

(8)    Investments in Group companies and other equity investments
The following table summarizes Investments in Group companies and other equity investments:

	At December 31
	2016	2015(1)	Change
	(€ million)
Investments in Group companies	€25,087	€22,033	€3,054
Other equity investments	151	203	(52)
Total Investments in Group companies and other equity investments	€25,238	€22,236	€3,002

Investments in Group companies were subject to the following changes during 2016 and 2015:

	2016	2015(1)
	(€ million)
Balance at beginning of year	€22,033	€22,742
Capital injection into joint ventures	82	99
Transactions related to Ferrari reorganization	(52)	(2,509)
Net Acquisition/(Disposal) of subsidiaries from/to Group companies	43	(726)
Net contributions made to subsidiaries	1,471	10
Dividends received from subsidiaries	(1,293)	—
Result from investments in continuing operations	2,234	625
Result from investments in discontinued operations	—	251
Cumulative translation adjustments and other OCI movements	556	1,608
Other	13	(67)
Balance at end of year	€25,087	€22,033
________________________
(1) Amounts at December 31, 2015, for Investments in Group companies have been adjusted. Refer to Note 2, Basis of Preparation - Reclassifications and adjustment, within the Consolidated Financial Statements for a discussion on the prior period adjustment.

The increase from 2016 relates primarily to the Result from investment in continuing operations of €2,234 million and net contributions made to subsidiaries of €1,471 million, partially offset by dividends received from FCA North America Holdings LLC and Fiat Chrysler UK LLP of €1,293 million.

The main change for 2015 related to the transactions carried on the investments in Ferrari where, before the IPO, FCA sold the original 90 percent ownership held in Ferrari S.p.A. to Ferrari N.V., then subscribing a capital increase in the same company. The sale originated a capital gain which was eliminated in the equity valuation of the investment (refer to Principal Activities in the Consolidated Financial Statements for further detail on the Ferrari transactions). The other significant movement in 2015 was the disposal of US subsidiaries acquired in 2014.

At December 31, 2016, Other equity investments primarily related to the investment of 15,948,275 common shares in CNHI of €132 million (€101 million at December 31, 2015).

(9)    Other financial assets
At December 31, 2016, Other financial assets amounted to €3,670 million (€3,658 million at December 31, 2015), primarily represented by U.S. $3.9 billion of intercompany loans extended to to FCA NAH LLC.
In January 2015, a loan of U.S. $881.6 million, expiring December 2022, was extended to fund the acquisition of certain subsidiaries based in the US. The carrying amount of €836 million at December 31, 2016 (€810 million at December 31, 2015), related only to the outstanding principal, with no accrued interest receivable due. In April 2015, a further U.S. $2.97 billion was extended in two loans of $1,485 million, expiring in April 2020 and April 2023. The carrying amount of €2,850 million at December 31, 2016 (€2,831 million at December 31, 2015) includes principal of €2,818 million and accrued interest of €32 million, separately reported within Current financial assets.

These loans are hedged into Euro by currency swaps with Fiat Chrysler Finance S.p.A. and Fiat Chrysler Finance Europe S.A., resulting in €47 million of intercompany derivative liabilities at December 31, 2016 reported within Other financial liabilities (€285 million at December 31, 2015).

(10)    Current financial assets
At December 31, 2016, Current financial assets primarily related to a short-term intercompany deposit of €500 million with Fiat Chrysler Finance Europe S.A. and accrued interest of €32 million receivable on the intercompany loans to FCA NAH LLC reported within Other financial assets.

At December 31, 2015, Current financial assets related primarily to a loan of U.S. $1.5 billion extended to FCA NAH LLC in January 2014 to partially fund the acquisition of 41.5 percent of FCA US, which was repaid in September 2016.

(11)    Trade receivables
At December 31, 2016, trade receivables totaled €17 million (of which €16 million related to Group companies), in line with year-end 2015.

The carrying amount of trade receivables is deemed to approximate their fair value. All trade receivables are due within one year and there are no overdue balances.

(12)     Other current receivables
At December 31, 2016, Other current receivables amounted to €216 million, a net decrease of €157 million compared to December 31, 2015, and consisted of the following:

	At December 31
	2016	2015	Change
	(€ million)
Receivable from Group companies for consolidated Italian corporate tax	€112	€227	€(115)
VAT receivables	63	88	(25)
Italian corporate tax receivables	18	38	(20)
Other	23	20	3
Total Other current receivables	€216	€373	€(157)
Receivables from Group companies for consolidated Italian corporate tax relates to taxes calculated on the taxable income contributed by Italian subsidiaries participating in the domestic tax consolidation program. The decrease from 2015 of €115 million primarily relates to amounts receivable from Ferrari included in 2015.
VAT receivables relate primarily to VAT credits for Italian subsidiaries participating in the VAT tax consolidation.
Italian corporate tax receivables include credits transferred to FCA by Italian subsidiaries participating in the domestic tax consolidation program in 2016 and prior years.

(13)     Cash and cash equivalents
At December 31, 2016, Cash and cash equivalents totaled €1 million (€2 million as at December 31, 2015) and is primarily represented by amounts held in Euro. The carrying amount of Cash and cash equivalents is deemed to be in line with their fair value.
Credit risk associated with Cash and cash equivalents is considered limited as the counterparties are leading national and international banks.

(14)     Equity
Changes in Shareholders' equity during 2016 were as follows:

(€ million)	Share Capital	Capital Reserves	Legal Reserves: Cumulative translation adjustment reserve / OCI	Legal Reserves: Other	Retained profit/(loss)	Profit/(loss) for the year	Total equity
At December 31, 2014(1)	17	3,742	(205)	10,816	(874)	568	14,064
Allocation of prior year result	—	—	—	—	568	(568)	—
Distributions	—	(17)	—	—	—	—	(17)
Share-based compensation	—	80	—	—	—	—	80
Ferrari initial public offering	—	—	—	—	866	—	866
Net profit for the year	—	—	—	—	—	334	334
Current period change in OCI, net of taxes	—	—	1,643	—	—	—	1,643
Legal Reserve	—	—	—	928	(928)	—	—
Other changes	—	—	—	—	(165)	—	(165)
At December 31, 2015(1)	17	3,805	1,438	11,744	(533)	334	16,805
Allocation of prior year result	—	—	—	—	334	(334)	—
Mandatory Convertible Securities	2	1,908	—	(1,910)	—	—	—
Share-based compensation	—	98	—	—	—	—	98
Net profit for the year	—	—	—	—	—	1,803	1,803
Current period change in OCI, net of taxes	—	—	632	—	—	—	632
Legal Reserve	—	—	—	1,032	(1,032)	—	—
Other changes	—	(45)	—	—	(125)	—	(170)
At December 31, 2016	19	5,766	2,070	10,866	(1,356)	1,803	19,168
________________________
(1) Amounts at December 31, 2015 and 2014 for Legal reserves and Retained profit/(loss) have been adjusted. Refer to Note 2, Basis of Preparation - Reclassifications and adjustment, within the Consolidated Financial Statements for a discussion on the prior period adjustment.

Shareholders’ equity increased by €2,363 million in 2016, primarily due to profit for the year of €1,803 million, and movements in OCI of €632 million relating to foreign exchange differences and the remeasurement of defined benefit plans.
Shareholders’ equity increased by €2,741 million in 2015, primarily due to movements in OCI of 1,643 million relating to foreign exchange differences and the remeasurement of defined benefit plans, the impact of the Ferrari 10 percent initial public offering of €866 million, and profit for the year of €334 million.
Share capital
At December 31, 2016, the fully paid-up share capital of FCA amounted to €19 million (€17 million at December 31, 2015) and consisted of 1,527,965,719 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each (1,288,956,011 common shares and 408,941,767 special voting shares at December 31, 2015).
Capital reserves
At December 31, 2016, capital reserves amounting to €5,766 million (€3,805 million at December 31, 2015)consisted mainly of the effects of the Merger, resulting in a different par value of FCA common shares (€0.01 each) as compared to Fiat S.p.A. ordinary shares (€3.58 each) where the consequent difference between the share capital before and after the Merger was recognized as an increase to the capital reserves. In December 2016, capital reserves increased €1,908 million as a result of conversion of the equity component of the Mandatory Convertible Securities issued in 2014.

Legal reserves
Pursuant to Dutch law, limitations exist relating to the distribution of shareholders' equity up to at least the total amount of the legal reserve. By their nature, unrealized losses relating to OCI components reduce shareholders' equity and thereby distributable amounts.
At December 31, 2016, legal reserves amounted to €10,866 million (€11,744 million at December 31, 2015) and mainly related to development costs capitalized by subsidiaries of €9,359 million (€8,358 million at December 31, 2015), the earnings of subsidiaries subject to certain restrictions to distributions to the parent company of €1,503 million (€1,472 million at December 31, 2015), and the reserve in respect of special voting shares of €4 million (€4 million at December 31, 2015). Legal reserves also included unrealized currency translation gains and losses and other OCI components of €2,070 million (€1,438 million at December 31, 2015).
Dividends
In order to further fund the capital requirements of the Group’s five-year business plan, the Board of Directors has decided not to recommend a dividend on FCA common shares for 2016.

(15)    Provisions for employee benefits and other provisions
At December 31, 2016, provisions for employee benefits and other provisions totaled €39 million, a €5 million increase over year-end 2015, primarily due to actuarial gains and losses. At December 31, 2016, provisions consisted primarily of post-employment benefits accruing to employees, former employees and Directors under supplemental company or individual agreements, which are unfunded.

(16)    Non-current debt
At December 31, 2016, non-current debt totaled €4,079 million, representing an increase of €1,151 million over December 31, 2015, and consisted of the following:

	At December 31
	2016	2015	Change
	(€ million)
Third-party debt:
- Unsecured senior debt securities	€4,064	€2,730	€1,334
Total third-party debt	€4,064	€2,730	€1,334
Intercompany debt:
- Intercompany financial payables	€16	€198	€(182)
Total intercompany debt	16	198	(182)
Total Non-current debt	€4,079	€2,928	€1,151
As described in more detail in Note 21 Debt to the Consolidated Financial Statements, FCA issued a 3.75 percent note at par in March 2016 with a principal value of €1,250 million due March 2024, under the Global Medium Term Note (“GMTN”) Programme.
In April 2015, FCA issued €1.4 billion (U.S.$1.5 billion) principal amount of 4.5 percent unsecured senior debt securities due April 15, 2020 (the “Initial 2020 Notes”) and €1.4 billion (U.S.$1.5 billion) principal amount of 5.25 percent unsecured senior debt securities due April 15, 2023 (the “Initial 2023 Notes”) at par. The Initial 2020 Notes and the Initial 2023 Notes, collectively referred to as “the Initial Notes”, rank pari passu in right of payment with respect to all of FCA's existing and future senior unsecured indebtedness and senior in right of payment to any of FCA's future subordinated indebtedness and existing indebtedness, which is by its terms subordinated in right of payment to the Initial Notes.

On June 17, 2015, subject to the terms and conditions set forth in our prospectus, FCA commenced an offer to exchange up to €1.4 billion (U.S.$1.5 billion) aggregate principal amount of new 4.5 percent unsecured senior debt securities due 2020 (“2020 Notes”), for any and all of our outstanding Initial 2020 Notes issued on April 14, 2015, and up to €1.4 billion (U.S.$1.5 billion) aggregate principal amount of new 5.25 percent unsecured senior debt securities due 2023 (“2023 Notes”), for any and all of the outstanding Initial 2023 Notes issued on April 14, 2015. The 2020 Notes and the 2023 Notes, collectively referred to as “the Notes”, were identical in all material respects to the Initial Notes, except that the Notes did not contain restrictions on transfer. The exchange offer expired on July 23, 2015. Substantially all of the Initial Notes were tendered for the Notes.
Intercompany financial payables at December 31, 2015 primarily related to the Euro-denominated loans entered into with Magneti Marelli S.p.A. (€162 million), Comau S.p.A. (€19 million) and FCA Italy S.p.A. (€0.2 million) following the acquisition of certain subsidiaries based in the US, which were repaid in early 2016.

(17)    Other non-current liabilities
At 31 December 2016, other non-current liabilities totaled €13 million:

	At December 31
	2016	2015	Change
	(€ million)
Other non-current liabilities	€13	€15	€(2)
Total Other non-current liabilities	€13	€15	€(2)
Other non-current liabilities relate to non-current post-employment benefits, being the present value of future benefits payable to a former CEO and management personnel that have left the Company.

(18)    Provisions for employee benefits and other current provisions
Employee benefit provisions primarily reflect the best estimate for variable components of compensation:

	At December 31
	2016	2015	Change
	(€ million)
Provisions for employee benefits and other current provisions	€2	€3	€(1)
Total Provisions for employee benefits and other current provisions	€2	€3	€(1)

(19)    Trade payables
At December 31, 2016, trade payables totaled €15 million, a decrease of €9 million from December 31, 2015, and consisted of the following:

	At December 31
	2016	2015	Change
	(€ million)
Trade payables due to third parties	€8	€13	€(5)
Intercompany trade payables	7	11	(4)
Total trade payables	€15	€24	€(9)
Trade payables are due within one year and their carrying amount at the reporting date is deemed to approximate their fair value.

(20)    Current debt
At December 31, 2016, current debt totaled €6,081 million, a €1,190 million decrease over December 31, 2015 and related to:

	At December 31
	2016	2015	Change
	(€ million)
Intercompany debt:
- Current account with Fiat Chrysler Finance S.p.A.	€84	€3,663	€(3,579)
- Current account with Fiat Chrysler Finance Europe S.A.	5,932	3,357	2,575
Total intercompany debt	€6,016	€7,020	€(1,004)
Third party debt:
- Mandatory Convertible Securities liability component	€—	€199	€(199)
- Advances on factored receivables	—	24	(24)
- Accrued interest payable	65	28	37
Total third party debt	€65	€251	€(186)
Total current debt	€6,081	€7,271	€(1,190)
Current intercompany debt of €6,016 million (€7,020 million at December 31, 2015) is denominated in Euro and the carrying amount is in line with fair value.
Current account with Fiat Chrysler Finance Europe S.A. represents the overdraft as part of the Group's centralized treasury management.
On December 16, 2014, FCA issued aggregate notional amount of U.S.$2,875 million (€2,293 million) of mandatory convertible securities. The obligation to pay coupons as required by the mandatory convertible securities met the definition of a financial liability as it was a contractual obligation to deliver cash to another entity. The fair value amount determined for the liability component at issuance of the mandatory convertible securities was U.S.$419 million (€335 million), calculated as the present value of the coupon payments due less allocated transaction costs of U.S.$9 million (€7 million) that were accounted for as a debt discount. Subsequent to issuance, the financial liability for the coupon payments was accounted for at amortized cost. In December 2015, the first coupon payment of U.S.$225 million was paid and in December 2016 the second coupon payment of U.S.$226 million was paid, extinguishing the remaining liability.
Accrued interest payable of €65 million relates to the unsecured senior debt securities referred to in Note 16, Non-current debt.

(21)    Other debt
At December 31, 2016, Other debt totaled €285 million, a net decrease of €226 million over December 31, 2015, and included the following:

	At December 31
	2016	2015	Change
	(€ million)
Intercompany other debt:
- Consolidated Italian corporate tax	€113	€209	€(96)
- Consolidated VAT	158	167	(9)
- Other	3	50	(47)
Total intercompany other debt	€274	€426	€(152)
Other debt and taxes payable:
- Distribution payable	€—	€17	€(17)
- Taxes payable	2	2	—
- Accrued expenses	4	8	(4)
- Other payables	5	58	(53)
Total Other debt and taxes payable	€11	€85	€(74)
Total Other debt	€285	€511	€(226)
At December 31, 2016, intercompany debt relating to consolidated VAT of €158 million (€167 million at December 31, 2015) consisted of VAT credits of Italian subsidiaries transferred to FCA as part of the consolidated VAT regime.
Intercompany debt relating to consolidated Italian corporate tax of €113 million (€209 million at December 31, 2015) consisted of compensation payable for tax losses and Italian corporate tax credits contributed by Italian subsidiaries participating in the domestic tax consolidation program for 2016 for which the Italian branch of FCA N.V. is the consolidating entity.
Other debt and taxes payable are all due within one year and their carrying amount is deemed to approximate their fair value.

(22)     Guarantees granted, commitments and contingent liabilities
Guarantees granted
At December 31, 2016, guarantees issued totaled €11,823 million (€14,095 million at December 31, 2015) wholly provided on behalf of Group companies. The decrease of €2,272 million compared to 31 December 2015 related principally to the repayment of bonds from Fiat Chrysler Finance Europe S.A.
The main guarantees outstanding at 31 December 2016 were as follows:

•	€8,326 million for bonds issued;

•
€1,903 million for borrowings, of which €719 million in favor of the subsidiaries in Brazil mainly related to the construction of the new plant in Pernambuco and the remaining primarily to Fiat Chrysler Finance S.p.A

•	€1,593 million for VAT reimbursements related to the VAT consolidation scheme in Italy.

In addition, in 2005, in relation to the advance received by FCA Partecipazioni S.p.A. on the consideration for the sale of the aviation business, FCA as the successor of Fiat S.p.A. is jointly and severally liable with the fully owned subsidiary FCA Partecipazioni S.p.A. to the purchaser, Avio Holding S.p.A., should FCA Partecipazioni S.p.A. fail to honor (following either an arbitration award or an out-of-court settlement) undertakings provided in relation to the sale and purchase agreement signed in 2003.
Other commitments, contractual rights and contingent liabilities
FCA has important commitments and rights derived from outstanding agreements in addition to contingent liabilities that are described in the notes to the Consolidated Financial Statements at December 31, 2016 to which reference should be made.

(23)     Audit fees

The following table reports fees paid to the independent auditor Ernst & Young, or entities in their network, for audit and other services:

	Years Ended December 31
(€ thousand)	2016	2015
Audit of the (consolidated and company) financial statements	€19,180	€22,107
Other audit	761	791
Tax advice	241	696
Total	€20,182	€23,594

Audit fees of Ernst & Young Accountants LLP amounted €260 thousand. No other services were performed by Ernst and Young Accountants LLP.

(24)     Board remuneration

Detailed information on Board of Directors compensation (including their shares and share options) is included in the Remuneration of Directors section of this Annual Report.

(25)     Subsequent events

The Group has evaluated subsequent events through February 28, 2017, which is the date the financial statements were authorized for issuance, as described in Note 32, Subsequent Events, within the Consolidated Financial Statements.

February 28, 2017

The Board of Directors

John Elkann
Sergio Marchionne
Andrea Agnelli
Tiberto Brandolini d’Adda
Glenn Earle
Valerie A. Mars
Ruth J. Simmons
Ronald L. Thompson
Patience Wheatcroft
Stephen M. Wolf
Ermenegildo Zegna

OTHER INFORMATION
Independent Auditor’s Report

The report of the Company’s independent auditor, Ernst & Young Accountants LLP, the Netherlands is set forth following this Annual Report.

Dividends

Dividends will be determined in accordance with the articles 23 of the Articles of Association of Fiat Chrysler Automobiles N.V. The relevant provisions of the Articles of Association read as follows:

1.
    The Company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.

2.
    The Company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting rights dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the meeting of holders of special voting shares.

3.	From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.

4.
    The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal value of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

5.
    Any profits remaining thereafter shall be at the disposal of the general meeting of Shareholders for distribution of profits on the common shares only, subject to the provision of paragraph 8 of this article.

6.
    Subject to a prior proposal of the Board of Directors, the general meeting of Shareholders may declare and pay distribution of profits and other distributions in United States Dollars. Furthermore, subject to the approval of the general meeting of Shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 6, the Board of Directors may decide that a distribution shall be made in the form of shares or that Shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

7.
    The Company shall only have power to make distributions to Shareholders and other persons entitled to distributable profits to the extent the Company’s equity exceeds the sum of the paid in and called up part of the share capital and the reserves that must be maintained pursuant to Dutch law and the Company’s Articles of Association. No distribution of profits or other distributions may be made to the Company itself for shares that the Company holds in its own share capital.

8.	The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

9.
    The Board of Directors shall have power to declare one or more interim distributions of profits, provided that the requirements of paragraph 7 hereof are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Section 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and distributions of profits is duly observed. The provisions of paragraphs 2 and 3 hereof shall apply mutatis mutandis.

10.
    The Board of Directors may determine that distributions are made from the Company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the Shareholders that are entitled to the relevant reserve upon the dissolution of the Company.

11.
    Distributions of profits and other distributions shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of Shareholders, or in the case of interim distributions of profits, the Board of Directors shall determine.

12.	Distributions of profits and other distributions, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.

DISCLOSURES PURSUANT TO DECREE ARTICLE10 EU-DIRECTIVE ON TAKEOVERS

In accordance with the Dutch Besluit artikel 10 overnamerichtlijn (the Decree), the Company makes the following disclosures:

a.
    For information on the capital structure of the Company, the composition of the issued share capital and the existence of the two classes of shares, please refer to Note 14 to the Company Financial Statements in this Annual Report. For information on the rights attached to the common shares, please refer to the Articles of Association which can be found on the Company’s website. To summarize, the rights attached to common shares comprise pre-emptive rights upon issue of common shares, the entitlement to attend the general meeting of Shareholders and to speak and vote at that meeting and the entitlement to distributions of such amount of the Company’s profit as remains after allocation to reserves. For information on the rights attached to the special voting shares, please refer to the Articles of Association and the Terms and Conditions for the Special Voting Shares which can both be found on the Company’s website and more in particular to the paragraph “Loyalty Voting Structure” of this Annual Report in the chapter “Corporate Governance”. As at 31 December 2016, the issued share capital of the Company consisted of 1,527,965,719 common shares, representing 79 per cent. of the aggregate issued share capital and 408,941,767 special voting shares, representing 21 per cent. of the aggregate issued share capital.

b.	The Company has imposed no limitations on the transfer of common shares. The Articles of Association provide in Article 13 for transfer restrictions for special voting shares.

c.
    For information on participations in the Company’s capital in respect of which pursuant to Sections 5:34, 5:35 and 5:43 of the Dutch Financial Supervision Acts (Wet op het financieel toezicht) notification requirements apply, please refer to the chapter “Major Shareholders” of this Annual Report. There you will find a list of Shareholders who are known to the Company to have holdings of 3% or more at the stated date.

d.	No special control rights or other rights accrue to shares in the capital of the Company.

e.	The Company does not operate an employee share participation scheme as mentioned in article 1 sub 1(e) of the Decree.

f.
    No restrictions apply to voting rights attached to shares in the capital of the Company, nor are there any deadlines for exercising voting rights. The Articles of Association allow the Company to cooperate in the issuance of registered depositary receipts for common shares, but only pursuant to a resolution to that effect of the Board of Directors. The Company is not aware of any depository receipts having been issued for shares in its capital.

g.	The Company is not aware of the existence of any agreements with Shareholders which may result in restrictions on the transfer of shares or limitation of voting rights.

h.
    The rules governing the appointment and dismissal of members of the Board of Directors are stated in the Articles of Association of the Company. All members of the Board of Directors are appointed by the general meeting of Shareholders. The term of office of all members of the Board of Directors is for a period of approximately one year after appointment, such period expiring on the day the first Annual General Meeting of Shareholders is held in the following calendar year. The general meeting of Shareholders has the power to suspend or dismiss any member of the Board of Directors at any time. The rules governing an amendment of the Articles of Association are stated in the Articles of Association and require a resolution of the general meeting of Shareholders which can only be passed pursuant to a prior proposal of the Board of Directors.

i.
    The general powers of the Board of Directors are stated in the Articles of Association of the Company. For a period of five years from October 12, 2014, the Board of Directors has been irrevocably authorized to issue shares and rights to subscribe for shares up to the maximum aggregate amount of shares as provided for in the Company’s authorized share capital as set out in Article 4.1 of the Articles of Association, as amended from time to time. The Board of Directors has also been designated for the same period as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority of the Board of Directors to issue common shares and grant rights to subscribe for common shares as referred to above. In the event of an issuance of special voting shares, shareholders have no right of pre-emptions. The Company has the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration. Further rules governing the acquisition of shares by the Company in its own share capital are set out in article 8 of the Articles of Association.

j.
The Company is not a party to any significant agreements which will take effect, will be altered or will be terminated upon a change of control of the Company as a result of a public offer within the meaning of Section 5:70 of the Dutch Financial Supervision Acts (Wet ophet financieel toezicht), provided that some of the loan agreements guaranteed by the Company and certain bonds guaranteed by the Company contain clauses that, as it is customary for such financial transactions, may require early repayment or termination in the event of a change of control of the guarantor or the borrower. In certain cases, that requirement may only be triggered if the change of control event coincides with other conditions, such as a rating downgrade.

k.
    Under the terms of the Company’s Equity Incentive Plan (EIP) and employment agreements entered into with certain executive officers, executives may be entitled to receive severance payments of up to two times annual cash compensation and accelerated vesting of awards under the EIP if, within 24 months of a Change of Control (as defined therein), the executive’s employment is involuntarily terminated by the Company (other than for Cause -as defined therein-) or is terminated by the participant for Good Reason (as defined).

The Companies of the FCA Group at December 31, 2016
Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% voting rights
Controlling company
Parent Company
Fiat Chrysler Automobiles N.V.	Amsterdam	Netherlands	19,369,075	EUR	--	--	--	--

Subsidiaries consolidated on a line-by-line basis
Mass-Market Vehicles
NAFTA
AUTO TRANSPORT SERVICES LLC	Wilmington	U.S.A.	100	USD	100.00	FCA US LLC	100.000
Autodie LLC	Wilmington	U.S.A.	10,000,000	USD	100.00	FCA US LLC	100.000
Chrysler Mexico Investment Holdings Cooperatie U.A.	Amsterdam	Netherlands	—	EUR	100.00	FCA INVESTMENT HOLDINGS LLC	99.990
						FCA MINORITY LLC	0.010
CPK Interior Products Inc.	Windsor	Canada	1,000	CAD	100.00	FCA Canada Inc.	100.000
Extended Vehicle Protection LLC	Wilmington	U.S.A.	—	USD	100.00	FCA US LLC	100.000
FCA AUBURN HILLS OWNER LLC	Wilmington	U.S.A.	100	USD	100.00	FCA REALTY LLC	100.000
FCA Canada Cash Services Inc.	Toronto	Canada	1,000	CAD	100.00	FCA US LLC	100.000
FCA Canada Inc.	Windsor	Canada	—	CAD	100.00	FCA ONTARIO HOLDINGS Limited	100.000
FCA Caribbean LLC	Wilmington	U.S.A.	100	USD	100.00	FCA US LLC	100.000
FCA DEALER CAPITAL LLC	Wilmington	U.S.A.	—	USD	100.00	FCA US LLC	100.000
FCA INTERNATIONAL OPERATIONS LLC	Wilmington	U.S.A.	—	USD	100.00	FCA US LLC	100.000
FCA INTERNATIONAL SERVICES LLC	Wilmington	U.S.A.	—	USD	100.00	FCA US LLC	100.000
FCA INVESTMENT HOLDINGS LLC	Wilmington	U.S.A.	173,350,999	USD	100.00	FCA US LLC	100.000
FCA Mexico, S.A. de C.V.	Santa Fe	Mexico	238,621,186	MXN	100.00	Chrysler Mexico Investment Holdings Cooperatie U.A.	99.997
						FCA MINORITY LLC	0.003
FCA MID LLC	Wilmington	U.S.A.	2,700,000	USD	100.00	FCA US LLC	100.000
FCA MINORITY LLC	Wilmington	U.S.A.	—	USD	100.00	FCA US LLC	100.000

FCA ONTARIO HOLDINGS Limited	Toronto	Canada	1,000	CAD	100.00	FCA US LLC	100.000
FCA REAL ESTATE SERVICES LLC	Wilmington	U.S.A.	100	USD	100.00	FCA US LLC	100.000
FCA REALTY LLC	Wilmington	U.S.A.	168,769,528	USD	100.00	FCA US LLC	100.000
FCA Service Contracts LLC	Wilmington	U.S.A.	100,000,000	USD	100.00	FCA US LLC	100.000
FCA TRANSPORT LLC	Wilmington	U.S.A.	—	USD	100.00	FCA US LLC	100.000
FCA US Insurance Company	Plymouth	U.S.A.	60,000	USD	100.00	FCA North America Holdings LLC	100.000
FCA US LLC	Wilmington	U.S.A.	10	USD	100.00	FCA North America Holdings LLC	100.000
Operadora G.C. S.A. de C.V.	Santa Fe	Mexico	99,999	MXN	100.00	FCA Mexico, S.A. de C.V.	99.999
						FCA MINORITY LLC	0.001
LATAM
Banco Fidis S.A.	Betim	Brazil	509,021,104	BRL	100.00	Fidis S.p.A.	75.000
						FCA FIAT CHRYSLER AUTOMOVEIS BRASIL LTDA.	25.000
CG Venezuela UK Holdings Limited	Slough Berkshire	United Kingdom	100	GBP	100.00	CG EU NSC LIMITED	100.000
CMA Componentes e Modulos Automotivos Industria e Comercio Automotivos Ltda	Nova Goiana	Brazil	1,000	BRL	100.00	CMP Componentes e Modulos Plasticos Industria e Comercio Ltda.	99.900
						FCA Fiat Chrysler Participacoes Brasil Limitada	0.100
CMP Componentes e Modulos Plasticos Industria e Comercio Ltda.	Contagem	Brazil	77,021,334	BRL	100.00	FCA FIAT CHRYSLER AUTOMOVEIS BRASIL LTDA.	100.000
FCA AUTOMOBILES ARGENTINA S.A.	Buenos Aires	Argentina	476,464,366	ARS	100.00	FCA FIAT CHRYSLER AUTOMOVEIS BRASIL LTDA.	100.000
FCA Chile Importadora Ltda	Santiago	Chile	41,800,000	CLP	100.00	FCA US LLC	99.990
						FCA MINORITY LLC	0.01
FCA Compania Financiera S.A.	Buenos Aires	Argentina	487,580,283	ARS	100.00	Fidis S.p.A.	100.000
FCA FIAT CHRYSLER AUTOMOVEIS BRASIL LTDA.	Betim	Brazil	13,544,131,287	BRL	100.00	FCA Fiat Chrysler Participacoes Brasil Limitada	73.125
						FCA Italy S.p.A.	26.875
FCA IMPORTADORA S.R.L.	Buenos Aires	Argentina	29,335,170	ARS	100.00	FCA AUTOMOBILES ARGENTINA S.A.	98.000
						FCA Argentina S.A.	2.000

FCA S.A. de Ahorro para Fines Determinados	Buenos Aires	Argentina	109,535,149	ARS	100.00	FCA AUTOMOBILES ARGENTINA S.A.	100.000
FCA Venezuela LLC	Wilmington	U.S.A.	132,474,694	USD	100.00	CG Venezuela UK Holdings Limited	100.000
FPT Powertrain Technologies do Brasil - Industria e Comércio de Motores Ltda	Campo Largo	Brazil	197,792,500	BRL	100.00	FCA Fiat Chrysler Participacoes Brasil Limitada	100.000
APAC
ALFA ROMEO (SHANGHAI) AUTOMOBILES SALES CO. Ltd.	Shanghai	People's Rep.of China	19,000,000	CNY	100.00	Fiat Chrysler Automobiles N.V.	100.000
Chrysler Group (China) Sales Ltd.	Beijing	People's Rep.of China	10,000,000	EUR	100.00	FCA (Hong Kong) Automotive Limited	100.000
FCA (Hong Kong) Automotive Limited	Hong Kong	People's Rep.of China	10,000,000	EUR	100.00	FCA US LLC	100.000
FCA (SHANGHAI) AUTO PARTS TRADING CO. LTD.	Shanghai	People's Rep.of China	19,000,000	CNY	100.00	Fiat Chrysler Automobiles N.V.	100.000
FCA Asia Pacific Investment Co. Ltd.	Shanghai	People's Rep.of China	4,500,000	CNY	100.00	FCA (Hong Kong) Automotive Limited	100.000
FCA Australia Pty. Ltd.	Port Melbourne	Australia	143,629,774	AUD	100.00	FCA US LLC	100.000
FCA Automotive Finance Co. Ltd.	Shanghai	People's Rep.of China	750,000,000	CNY	100.00	Fidis S.p.A.	100.000
FCA Engineering India Private Limited	Chennai	India	99,990	INR	100.00	Chrysler Netherlands Distribution B.V.	99.990
						FCA DUTCH OPERATING LLC	0.010
FCA INDIA AUTOMOBILES Private Limited	Mumbai	India	4,179,900,000	INR	100.00	FCA Italy S.p.A.	100.000
FCA JAPAN Ltd.	Minato-Ku. Tokyo	Japan	104,789,875	JPY	100.00	CG EU NSC LIMITED	60.000
						Fiat Group Automobiles Japan K.K.	40.000
FCA Korea Limited	Seoul	South Korea	32,639,200,000	KRW	100.00	FCA US LLC	100.000
FCA Powertrain Technologies Shanghai R&D Co. Ltd.	Shanghai	People's Rep.of China	10,000,000	EUR	100.00	FCA ITALY HOLDINGS S.p.A.	100.000
Fiat Chrysler South East Asia Pte. Ltd.	Singapore	Singapore	3,010,513	SGD	100.00	FCA US LLC	100.000
Fiat Group Automobiles Japan K.K.	Minato-Ku. Tokyo	Japan	100,000,000	JPY	100.00	Fiat Chrysler Automobiles N.V.	100.000
Mopar (Shanghai) Auto Parts Trading Co. Ltd.	Shanghai	People's Rep.of China	5,000,000	USD	100.00	FCA Asia Pacific Investment Co. Ltd.	100.000
EMEA
Abarth & C. S.p.A.	Turin	Italy	1,500,000	EUR	100.00	FCA Italy S.p.A.	100.000
Alfa Romeo S.p.A.	Turin	Italy	120,000	EUR	100.00	FCA Italy S.p.A.	100.000

Alfa Romeo U.S.A. S.p.A.	Turin	Italy	120,000	EUR	100.00	FCA Italy S.p.A.	100.000
C.R.F. Società Consortile per Azioni	Orbassano	Italy	45,000,000	EUR	100.00	FCA Italy S.p.A.	92.000
						FCA ITALY HOLDINGS S.p.A.	2.000
						Magneti Marelli S.p.A.	2.000
						Maserati S.p.A.	2.000
						Comau S.p.A.	1.000
						Teksid S.p.A.	1.000
CF GOMMA DEUTSCHLAND GmbH	Düsseldorf	Germany	26,000	EUR	100.00	FCA ITALY HOLDINGS S.p.A.	100.000
CG EU NSC LIMITED	Cardiff	United Kingdom	1	GBP	100.00	FCA US LLC	100.000
CG Italia Operations S.r.l.	Turin	Italy	53,022	EUR	100.00	Chrysler Italia S.r.l.	94.300
						FCA US LLC	5.700
Chrysler Austria Gesellschaft mbH in liquidation	Vienna	Austria	4,300,000	EUR	100.00	Chrysler Deutschland GmbH	100.000
Chrysler Belgium Luxembourg NV/SA	Brussels	Belgium	28,262,700	EUR	100.00	CG EU NSC LIMITED	99.998
						FCA MINORITY LLC	0.002
Chrysler Deutschland GmbH	Berlin	Germany	20,426,200	EUR	100.00	FCA US LLC	100.000
Chrysler Espana, S.L.	Alcalá De Henares	Spain	16,685,690	EUR	100.00	CG EU NSC LIMITED	100.000
Chrysler International GmbH	Stuttgart	Germany	25,000	EUR	100.00	CG EU NSC LIMITED	100.000
Chrysler Italia S.r.l.	Turin	Italy	100,000	EUR	100.00	CG EU NSC LIMITED	100.000
Chrysler Jeep International S.A.	Brussels	Belgium	1,860,000	EUR	100.00	CG EU NSC LIMITED	99.998
						FCA MINORITY LLC	0.002
Chrysler Netherlands Distribution B.V.	Amsterdam	Netherlands	90,000	EUR	100.00	Chrysler Netherlands Holding Cooperatie U.A.	100.000
Chrysler South Africa (Pty) Limited	Midrand	South Africa	200	ZAR	100.00	FCA Italy S.p.A.	100.000
Chrysler Switzerland GmbH in liquidation	Schlieren	Switzerland	2,000,000	CHF	100.00	CG EU NSC LIMITED	100.000
Chrysler UK Limited	Slough Berkshire	United Kingdom	46,582,132	GBP	100.00	CG EU NSC LIMITED	100.000
Easy Drive S.r.l.	Turin	Italy	10,400	EUR	100.00	FCA Italy S.p.A.	99.000
						FCA Center Italia S.p.A.	1.000
FCA AUSTRIA GmbH	Vienna	Austria	37,000	EUR	100.00	FCA Italy S.p.A.	98.000
						FCA ITALY HOLDINGS S.p.A.	2.000
FCA AUSTRO CAR GmbH	Vienna	Austria	35,000	EUR	100.00	FCA AUSTRIA GmbH	100.000

FCA Belgium S.A.	Auderghem	Belgium	12,300,000	EUR	100.00	FCA Italy S.p.A.	99.998
						FCA SWITZERLAND S.A.	0.002
FCA Center Italia S.p.A.	Turin	Italy	2,000,000	EUR	100.00	FCA Italy S.p.A.	100.000
FCA CENTRAL AND EASTERN EUROPE KFT.	Budapest	Hungary	150,000,000	HUF	100.00	FCA Italy S.p.A.	100.000
FCA Customer Services Centre S.r.l.	Turin	Italy	2,500,000	EUR	100.00	FCA Italy S.p.A.	100.000
FCA Denmark A/S	Glostrup	Denmark	55,000,000	DKK	100.00	FCA Italy S.p.A.	100.000
FCA FINLAND Oy	Vantaa	Finland	50,000	EUR	100.00	FCA Italy S.p.A.	100.000
FCA Fleet & Tenders S.R.L.	Turin	Italy	7,370,000	EUR	100.00	FCA Italy S.p.A.	100.000
FCA France	Trappes	France	96,000,000	EUR	100.00	FCA Italy S.p.A.	100.000
FCA GERMANY AG	Frankfurt	Germany	82,650,000	EUR	100.00	FCA Italy S.p.A.	99.000
						FCA SWITZERLAND S.A.	1.000
FCA GREECE S.A.	Argyroupoli	Greece	62,783,499	EUR	100.00	FCA Italy S.p.A.	100.000
FCA Group Marketing S.p.A.	Turin	Italy	100,000,000	EUR	100.00	FCA ITALY HOLDINGS S.p.A.	100.000
FCA ITALY HOLDINGS S.p.A.	Turin	Italy	1,089,071,587	EUR	100.00	FCA Italy S.p.A.	100.000
FCA Italy S.p.A.	Turin	Italy	800,000,000	EUR	100.00	Fiat Chrysler Automobiles N.V.	100.000
FCA Melfi S.r.l.	Melfi	Italy	276,640,000	EUR	100.00	FCA Italy S.p.A.	100.000
FCA Middle East FZ-LLC	Dubai	United Arab Emirates	300,000	AED	100.00	FCA INTERNATIONAL OPERATIONS LLC	100.000
FCA Motor Village Austria GmbH	Vienna	Austria	37,000	EUR	100.00	FCA AUSTRIA GmbH	100.000
FCA MOTOR VILLAGE BELGIUM S.A.	Auderghem	Belgium	7,110,000	EUR	100.00	FCA Belgium S.A.	99.988
						FCA Italy S.p.A.	0.012
FCA MOTOR VILLAGE FRANCE S.A.	Trappes	France	2,977,680	EUR	100.00	FCA France	99.997
FCA MOTOR VILLAGE GERMANY GmbH	Frankfurt	Germany	8,700,000	EUR	100.00	FCA GERMANY AG	100.000
FCA MOTOR VILLAGE PORTUGAL S.A.	Amadora	Portugal	50,000	EUR	100.00	FCA PORTUGAL, S.A.	100.000
FCA MOTOR VILLAGE SPAIN, S.L.	Alcalá De Henares	Spain	1,454,420	EUR	100.00	Fiat Chrysler Automobiles Spain S.A.	100.000
FCA MOTOR VILLAGE SWITZERLAND S.A.	Meyrin	Switzerland	13,000,000	CHF	100.00	FCA SWITZERLAND S.A.	100.000
FCA Netherlands B.V.	Lijnden	Netherlands	5,672,250	EUR	100.00	FCA Italy S.p.A.	100.000

FCA NORWAY AS	Fornebu	Norway	103,200	NOK	100.00	FCA Italy S.p.A.	100.000
FCA POLAND Spólka Akcyjna	Bielsko-Biala	Poland	660,334,600	PLN	100.00	FCA Italy S.p.A.	100.000
FCA PORTUGAL, S.A.	Porto Salvo	Portugal	1,000,000	EUR	100.00	FCA Italy S.p.A.	100.000
FCA POWERTRAIN POLAND Sp. z o.o.	Bielsko-Biala	Poland	269,037,000	PLN	100.00	FCA ITALY HOLDINGS S.p.A.	100.000
FCA Real Estate Germany GmbH	Frankfurt	Germany	25,000	EUR	100.00	FCA MOTOR VILLAGE GERMANY GmbH	100.000
FCA REAL ESTATE SERVICES FRANCE SAS	Trappes	France	37,000	EUR	100.00	FCA Real Estate Services S.p.A.	100.000
FCA Real Estate Services S.p.A.	Turin	Italy	150,679,554	EUR	100.00	FCA Italy S.p.A.	100.000
FCA Russia AO	Moscow	Russia	574,665,000	RUB	100.00	FCA US LLC	99.999
						FCA MINORITY LLC	0.001
FCA SERBIA DOO KRAGUJEVAC	Kragujevac	Serbia	30,707,843,314	RSD	66.67	FCA Italy S.p.A.	66.670
FCA SWEDEN AB	Kista	Sweden	10,000,000	SEK	100.00	FCA Italy S.p.A.	100.000
FCA SWITZERLAND S.A.	Schlieren	Switzerland	21,400,000	CHF	100.00	FCA Italy S.p.A.	100.000
FCA VERSICHERUNGSSERVICE GmbH	Heilbronn	Germany	26,000	EUR	100.00	FCA GERMANY AG	51.000
						Fiat Chrysler Rimaco SA	49.000
Fiat Chrysler Automobiles (FCA) Egypt Limited	New Cairo	Egypt	240,000	EGP	100.00	FCA US LLC	99.000
						FCA MINORITY LLC	1.000
Fiat Chrysler Automobiles Ireland DAC	Dublin	Ireland	5,078,952	EUR	100.00	FCA Italy S.p.A.	100.000
Fiat Chrysler Automobiles Morocco S.A.	Casablanca	Morocco	1,000,000	MAD	99.95	FCA Italy S.p.A.	99.950
Fiat Chrysler Automobiles Spain S.A.	Alcalá De Henares	Spain	8,079,280	EUR	100	FCA Italy S.p.A.	99.998
						FCA SWITZERLAND S.A.	0.002
FIAT CHRYSLER AUTOMOBILES UK Ltd	Slough Berkshire	United Kingdom	44,600,000	GBP	100.00	FCA Italy S.p.A.	100.000
FIAT CHRYSLER MOTOR VILLAGE Ltd.	Slough Berkshire	United Kingdom	1,500,000	GBP	100.00	FIAT CHRYSLER AUTOMOBILES UK Ltd	100.000
Fiat Group Automobiles South Africa (Proprietary) Ltd	Bryanston	South Africa	640	ZAR	100.00	FCA Italy S.p.A.	100.000
Fidis S.p.A.	Turin	Italy	250,000,000	EUR	100.00	FCA Italy S.p.A.	100.000
i-FAST Automotive Logistics S.r.l.	Turin	Italy	1,250,000	EUR	100.00	FCA Italy S.p.A.	100.000
i-FAST Container Logistics S.p.A.	Turin	Italy	2,500,000	EUR	100.00	FCA Italy S.p.A.	100.000

Mecaner S.A.	Urdùliz	Spain	3,000,000	EUR	100	FCA Italy S.p.A.	100.000
NEW BUSINESS 38 S.p.A.	Pomigliano d'Arco	Italy	1,000,000	EUR	100.00	FCA Real Estate Services S.p.A.	100.000
Società di Commercializzazione e Distribuzione Ricambi S.p.A. in liquidation	Turin	Italy	100,000	EUR	100.00	FCA Italy S.p.A.	100.000
VM Motori S.p.A.	Cento	Italy	21,008,000	EUR	100.00	FCA ITALY HOLDINGS S.p.A.	100.000
Luxury Vehicles
Maserati
Maserati S.p.A.	Modena	Italy	40,000,000	EUR	100.00	Fiat Chrysler Automobiles N.V.	100.000
Maserati (China) Cars Trading Co., Ltd.	Shanghai	People's Rep.of China	10,000,000	USD	100.00	Maserati S.p.A.	100.000
Maserati (Suisse) S.A.	Schlieren	Switzerland	1,000,000	CHF	100.00	Maserati S.p.A.	100.000
Maserati Canada Inc.	Vancouver	Canada	—	CAD	100.00	Maserati S.p.A.	100.000
Maserati Deutschland GmbH	Wiesbaden	Germany	500,000	EUR	100.00	Maserati S.p.A.	100.000
Maserati GB Limited	Slough Berkshire	United Kingdom	20,000	GBP	100.00	Maserati S.p.A.	100.000
Maserati Japan KK	Tokyo	Japan	18,000,000	JPY	100.00	Maserati S.p.A.	100.000
Maserati North America Inc.	Wilmington	U.S.A.	1,000	USD	100.00	Maserati S.p.A.	100.000
Maserati West Europe societé par actions simplifiée	Paris	France	37,000	EUR	100.00	Maserati S.p.A.	100.000
Tridente Real Estate S.r.l.	Modena	Italy	11,570,000	EUR	100.00	Maserati S.p.A.	100.000
Components
Magneti Marelli
Magneti Marelli S.p.A.	Corbetta	Italy	254,325,965	EUR	99.99	Fiat Chrysler Automobiles N.V.	99.990	100.000
Administracion Magneti Marelli Sistemi Sospensioni Mexicana S.R.L. de C.V.	Mexico City	Mexico	3,000	MXN	88.11	Magneti Marelli Promatcor Sistemi Sospensioni Mexicana S.R.L. de C.V.	99.000
						Automotive Lighting Rear Lamps Mexico S. de r.l. de C.V.	1.000
Automotive Lighting Brotterode GmbH	Brotterode	Germany	7,270,000	EUR	99.99	Automotive Lighting Reutlingen GmbH	100.000
Automotive Lighting Italia S.p.A.	Venaria Reale	Italy	12,000,000	EUR	99.99	Automotive Lighting Reutlingen GmbH	100.000
Automotive Lighting LLC	Wilmington	U.S.A.	25,001,000	USD	100.00	Magneti Marelli Holding U.S.A. LLC	100.000

Automotive Lighting o.o.o.	Rjiasan	Russia	1,086,875,663	RUB	99.99	Automotive Lighting Reutlingen GmbH	100.000
Automotive Lighting Rear Lamps France S.a.s.	Saint Julien du Sault	France	5,134,480	EUR	99.99	Automotive Lighting Italia S.p.A.	100.000
Automotive Lighting Rear Lamps Mexico S. de r.l. de C.V.	El Marques Queretaro	Mexico	50,000	MXN	100.00	Magneti Marelli Holding U.S.A. LLC	100.000
Automotive Lighting Reutlingen GmbH	Reutlingen	Germany	1,330,000	EUR	99.99	Magneti Marelli S.p.A.	100.000
Automotive Lighting S.R.O.	Jihlava	Czech Republic	927,637,000	CZK	99.99	Automotive Lighting Reutlingen GmbH	100.000
Automotive Lighting UK Limited	Chadwell Heath	United Kingdom	40,387,348	GBP	99.99	Magneti Marelli S.p.A.	100.000
Changchun Magneti Marelli Automotive Lighting System Co. Ltd.	Changchun	People's Rep.of China	190,000,000	CNY	59.99	Automotive Lighting Reutlingen GmbH	60.000
CHANGCHUN MAGNETI MARELLI POWERTRAIN COMPONENTS Co.Ltd.	Changchun	People's Rep.of China	5,600,000	EUR	51.00	Magneti Marelli S.p.A.	51.000
Fiat CIEI S.p.A. in liquidation	Corbetta	Italy	220,211	EUR	99.99	Magneti Marelli S.p.A.	100.000
FMM Pernambuco Componentes Automotivos Ltda	Nova Goiana	Brazil	209,180,100	BRL	64.99	Plastic Components and Modules Automotive S.p.A.	65.000
Hefei Magneti Marelli Exhaust Systems Co.Ltd.	Hefei	People's Rep.of China	3,900,000	EUR	51.00	Magneti Marelli S.p.A.	51.000
Industrias Magneti Marelli Mexico S.A. de C.V.	Tepotzotlan	Mexico	50,000	MXN	99.99	Magneti Marelli Sistemas Electronicos Mexico S.A.	99.998
						Servicios Administrativos Corp. IPASA S.A.	0.002
Magneti Marelli (China) Co. Ltd.	Shanghai	People's Rep.of China	17,500,000	USD	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli After Market Parts and Services S.p.A.	Corbetta	Italy	7,000,000	EUR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Aftermarket GmbH	Heilbronn	Germany	100,000	EUR	99.99	Magneti Marelli After Market Parts and Services S.p.A.	100.000
Magneti Marelli Aftermarket Sp. z o.o.	Katowice	Poland	2,000,000	PLN	99.99	Magneti Marelli After Market Parts and Services S.p.A.	100.000
Magneti Marelli Argentina S.A.	Buenos Aires	Argentina	2,403,775	ARS	99.99	Magneti Marelli S.p.A.	95.000
						Magneti Marelli France S.a.s.	5.000
Magneti Marelli Automotive Cluj S.r.l.	Cluj Napoca	Romania	2,260,000	RON	99.99	Magneti Marelli S.p.A.	100.000

Magneti Marelli Automotive Components (Changsha) Co. Ltd	Changsha	People's Rep.of China	5,400,000	USD	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Automotive Components (Guangzhou) Co.,Ltd.	Guangzhou	People's Rep.of China	10,000,000	EUR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Automotive Components (WUHU) Co. Ltd.	Wuhu	People's Rep.of China	32,000,000	USD	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Automotive d.o.o. Kragujevac	Kragujevac	Serbia	154,200,876	RSD	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Automotive Electronics (Guangzhou) Co. Limited	Guangzhou	People's Rep.of China	16,100,000	USD	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Automotive Lighting (Foshan) Co. Ltd	Foshan	People's Rep.of China	10,800,000	EUR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Cofap Fabricadora de Pecas Ltda	Santo Andre	Brazil	307,411,633	BRL	99.99	Magneti Marelli After Market Parts and Services S.p.A.	100.000
Magneti Marelli Comandos Mecanicos Industria e Comercio Ltda	Itauna	Brazil	1,000	BRL	99.99	Magneti Marelli Sistemas Automotivos Industria e Comercio Ltda	99.900
						FCA Fiat Chrysler Participacoes Brasil Limitada	0.100
Magneti Marelli Componentes Plasticos Ltda	Itauna	Brazil	6,402,500	BRL	99.99	Plastic Components and Modules Automotive S.p.A.	100.000
Magneti Marelli Conjuntos de Escape S.A.	Buenos Aires	Argentina	9,999,971	ARS	99.99	Magneti Marelli S.p.A.	96.260
						Magneti Marelli Argentina S.A.	3.740
Magneti Marelli d.o.o. Kragujevac	Kragujevac	Serbia	1,363,504,543	RSD	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli do Brasil Industria e Comercio Ltda	Hortolandia	Brazil	100,000	BRL	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Espana S.A.	Llinares del Valles	Spain	781,101	EUR	99.99	Magneti Marelli Iberica S.A.	100.000
Magneti Marelli France S.a.s.	Trappes	France	19,066,824	EUR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli GmbH	Russelsheim	Germany	200,000	EUR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Holding U.S.A. LLC	Wixom	U.S.A.	10	USD	100.00	FCA North America Holdings LLC	100.000
Magneti Marelli Iberica S.A.	Santpedor	Spain	389,767	EUR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli India Private Ltd	Gurugram	India	150,000,000	INR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli International Trading (Shanghai) Co. LTD	Shanghai	People's Rep.of China	200,000	USD	99.99	Magneti Marelli S.p.A.	100.000

Magneti Marelli Japan K.K.	KohoKu-Ku-Yokohama-Kanagawa	Japan	360,000,000	JPY	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Mako Elektrik Sanayi Ve Ticaret Anonim Sirketi	Bursa	Turkey	50,005	TRY	99.94	Automotive Lighting Reutlingen GmbH	99.842
						PLASTIFORM PLASTIK SANAY ve TICARET A.S.	0.052
						Sistemi Comandi Meccanici Otomotiv Sanayi Ve Ticaret A.S.	0.052
Magneti Marelli Motopropulsion France SAS	Argentan	France	37,002	EUR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli North America Inc.	Wilmington	U.S.A.	7,491,705	USD	99.99	Magneti Marelli Cofap Fabricadora de Pecas Ltda	100.000
Magneti Marelli of Tennessee LLC	Auburn Hills	U.S.A.	1,300,000	USD	100.00	Magneti Marelli Holding U.S.A. LLC	100.000
Magneti Marelli Poland Sp. z o.o.	Sosnowiec	Poland	83,500,000	PLN	99.99	Automotive Lighting Reutlingen GmbH	100.000
Magneti Marelli Powertrain India Private Limited	Gurugram	India	450,000,000	INR	51.00	Magneti Marelli S.p.A.	51.000
Magneti Marelli Powertrain Mexico S. de r.l. de c.v.	Mexico City	Mexico	3,000	MXN	99.99	Magneti Marelli S.p.A.	99.967
						Automotive Lighting Rear Lamps Mexico S. de r.l. de C.V.	0.033
Magneti Marelli Powertrain Slovakia s.r.o.	Kechnec	Slovak Republic	12,000,000	EUR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Powertrain U.S.A. LLC	Sanford	U.S.A.	25,000,000	USD	100.00	Magneti Marelli Holding U.S.A. LLC	100.000
Magneti Marelli Promatcor Sistemi Sospensioni Mexicana S.R.L. de C.V.	Mexico City	Mexico	3,000	MXN	87.99	Sistemi Sospensioni S.p.A.	88.000
Magneti Marelli Repuestos S.A.	Buenos Aires	Argentina	75,262,000	ARS	99.99	Magneti Marelli After Market Parts and Services S.p.A.	81.943
						Magneti Marelli Cofap Fabricadora de Pecas Ltda	18.057
Magneti Marelli Sistemas Automotivos Industria e Comercio Ltda	Contagem	Brazil	768,694,874	BRL	99.99	Magneti Marelli S.p.A.	72.808
						Automotive Lighting Reutlingen GmbH	27.192

Magneti Marelli Sistemas Electronicos Mexico S.A.	Tepotzotlan	Mexico	50,000	MXN	99.99	Magneti Marelli S.p.A.	99.998
						Servicios Administrativos Corp. IPASA S.A.	0.002
Magneti Marelli Slovakia s.r.o.	Kechnec	Slovak Republic	103,006,639	EUR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli South Africa (Proprietary) Limited	Johannesburg	South Africa	7,550,000	ZAR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Suspansiyon Sistemleri Limited Sirketi	Bursa	Turkey	520,000	TRY	99.99	Sistemi Sospensioni S.p.A.	100
Magneti Marelli Suspension Systems Bielsko Sp. z.o.o.	Bielsko-Biala	Poland	70,050,000	PLN	99.99	Sistemi Sospensioni S.p.A.	100.000
Magneti Marelli Toluca Mexico S. de R.L. de CV.	Toluca	Mexico	3,000	MXN	99.99	Magneti Marelli S.p.A.	99.967
						Magneti Marelli Powertrain Mexico S. de r.l. de c.v.	0.033
Magneti Marelli Um Electronic Systems Private Limited	Gurugram	India	420,000,000	INR	51.00	Magneti Marelli S.p.A.	51.000
Malaysian Automotive Lighting SDN. BHD	Simpang Ampat	Malaysia	6,000,000	MYR	79.99	Automotive Lighting Reutlingen GmbH	80.000
MM I&T Sas	Valbonne Sophia Antipolis	France	607,000	EUR	99.99	Magneti Marelli S.p.A.	100.000
MMH Industria e Comercio De Componentes Automotivos Ltda	Nova Goiana	Brazil	50,926,000	BRL	99.99	Magneti Marelli Sistemas Automotivos Industria e Comercio Ltda	100.000
Plastic Components and Modules Automotive S.p.A.	Turin	Italy	10,000,000	EUR	99.99	Plastic Components and Modules Holding S.p.A.	100.000
Plastic Components and Modules Holding S.p.A.	Turin	Italy	10,000,000	EUR	99.99	Magneti Marelli S.p.A.	100.000
Plastic Components and Modules Poland S.A.	Sosnowiec	Poland	21,000,000	PLN	99.99	Plastic Components and Modules Automotive S.p.A.	100.000
Plastic Components Fuel Systems Poland Sp. z o.o.	Sosnowiec	Poland	29,281,500	PLN	99.99	Plastic Components and Modules Poland S.A.	100.000
PLASTIFORM PLASTIK SANAY ve TICARET A.S.	Bursa	Turkey	715,000	TRY	99.94	Magneti Marelli Mako Elektrik Sanayi Ve Ticaret Anonim Sirketi	100.000
PSMM Pernambuco Componentes Automotivos Ltda	Nova Goiana	Brazil	75,200,160	BRL	50.00	Plastic Components and Modules Automotive S.p.A.	50.000

Servicios Administrativos Corp. IPASA S.A.	Col. Chapultepec	Mexico	1,000	MXN	99.99	Magneti Marelli Sistemas Electronicos Mexico S.A.	99.990
						Industrias Magneti Marelli Mexico S.A. de C.V.	0.010
Sistemi Comandi Meccanici Otomotiv Sanayi Ve Ticaret A.S.	Bursa	Turkey	90,000	TRY	99.89	Magneti Marelli Mako Elektrik Sanayi Ve Ticaret Anonim Sirketi	99.956
Sistemi Sospensioni S.p.A.	Corbetta	Italy	37,622,179	EUR	99.99	Magneti Marelli S.p.A.	100.000
Soffiaggio Polimeri S.r.l.	Leno	Italy	45,900	EUR	84.99	Plastic Components and Modules Automotive S.p.A.	85.000
Tecnologia de Iluminacion Automotriz S.A. de C.V.	Juarez	Mexico	50,000	MXN	100.00	Automotive Lighting LLC	99.998
						Automotive Lighting Rear Lamps Mexico S. de r.l. de C.V.	0.002
Ufima S.A.S.	Trappes	France	44,940	EUR	99.99	Magneti Marelli S.p.A.	65.020
						FCA Partecipazioni S.p.A.	34.980
Teksid
Teksid S.p.A.	Turin	Italy	71,403,261	EUR	100.00	Fiat Chrysler Automobiles N.V.	100.000
Compania Industrial Frontera S.A. de C.V.	Frontera	Mexico	11,376,600	MXN	100.00	Teksid Hierro de Mexico S.A. de C.V.	99.999
						Teksid Inc.	0.001
Funfrap-Fundicao Portuguesa S.A.	Cacia	Portugal	13,697,550	EUR	83.61	Teksid S.p.A.	83.607
Teksid Aluminum S.r.l.	Carmagnola	Italy	5,000,000	EUR	100.00	Fiat Chrysler Automobiles N.V.	100.000
Teksid do Brasil Ltda	Betim	Brazil	664,696,013	BRL	100.00	Teksid S.p.A.	100.000
Teksid Hierro de Mexico S.A. de C.V.	Frontera	Mexico	297,167,800	MXN	100.00	Teksid S.p.A.	100.000
Teksid Inc.	Farmington Hills	U.S.A.	100,000	USD	100.00	Teksid S.p.A.	100.000
Teksid Iron Poland Sp. z o.o.	Skoczow	Poland	115,678,500	PLN	100.00	Teksid S.p.A.	100.000
Comau
Comau S.p.A.	Grugliasco	Italy	48,013,959	EUR	100.00	Fiat Chrysler Automobiles N.V.	100.000
COMAU (KUNSHAN) Automation Co. Ltd.	Kunshan	People's Rep.of China	8,000,000	USD	100.00	Comau S.p.A.	100.000
Comau (Shanghai) Engineering Co. Ltd.	Shanghai	People's Rep.of China	5,000,000	USD	100.00	Comau S.p.A.	100.000
Comau (Shanghai) International Trading Co. Ltd.	Shanghai	People's Rep.of China	200,000	USD	100.00	Comau S.p.A.	100.000
Comau Argentina S.A.	Buenos Aires	Argentina	500,000	ARS	100.00	Comau S.p.A.	97.000

						FCA Argentina S.A.	3.000
Comau Automatizacion S.de R.L. C.V.	Cuautitlan Izcalli	Mexico	62,204,118	MXN	100.00	Comau Mexico S.de R.L. de C.V.	100.000
Comau Canada Inc.	Windsor	Canada	100	CAD	100.00	Comau LLC	100.000
Comau Deutschland GmbH	Boblingen	Germany	1,330,000	EUR	100.00	Comau S.p.A.	100.000
Comau do Brasil Industria e Comercio Ltda.	Betim	Brazil	102,742,653	BRL	100.00	Comau S.p.A.	100.000
Comau France S.A.S.	Trappes	France	6,000,000	EUR	100.00	Comau S.p.A.	100.000
Comau Iaisa S.de R.L. de C.V.	Cuautitlan Izcalli	Mexico	17,181,062	MXN	100.00	Comau Mexico S.de R.L. de C.V.	100.000
Comau India Private Limited	Pune	India	239,935,020	INR	100.00	Comau S.p.A.	99.990
						Comau Deutschland GmbH	0.010
Comau LLC	Wilmington	U.S.A.	100	USD	100.00	FCA North America Holdings LLC	100.000
Comau Mexico S.de R.L. de C.V.	Cuautitlan Izcalli	Mexico	99,349,172	MXN	100.00	Comau S.p.A.	100.000
Comau Poland Sp. z o.o.	Bielsko-Biala	Poland	3,800,000	PLN	100.00	Comau S.p.A.	100.000
Comau Romania S.R.L.	Oradea	Romania	23,673,270	RON	100.00	Comau S.p.A.	100.000
Comau Russia OOO	Moscow	Russia	4,770,225	RUB	100.00	Comau S.p.A.	99.000
						Comau Deutschland GmbH	1.000
Comau Service Systems S.L.	Madrid	Spain	250,000	EUR	100.00	Comau S.p.A.	100.000
Comau Trebol S.de R.L. de C.V.	Tepotzotlan	Mexico	16,168,211	MXN	100.00	Comau Mexico S.de R.L. de C.V.	100.000
Comau U.K. Limited	Rugby	United Kingdom	2,502,500	GBP	100.00	Comau S.p.A.	100.000
Other Activities: Holding companies and Other companies
Deposito Avogadro S.p.A.	Turin	Italy	5,100,000	EUR	100.00	FCA Partecipazioni S.p.A.	100.000
FCA Argentina S.A.	Buenos Aires	Argentina	5,292,117	ARS	100.00	FCA Services S.p.A.	90.961
						FCA Fiat Chrysler Participacoes Brasil Limitada	9.029
						Fiat Chrysler Rimaco Argentina S.A.	0.009
						FCA AUTOMOBILES ARGENTINA S.A.	0.001
FCA Fiat Chrysler Participacoes Brasil Limitada	Nova Lima	Brazil	10,024,292,755	BRL	100.00	Fiat Chrysler Automobiles N.V.	49.879
						FCA Italy S.p.A.	49.692
						FCA Real Estate Services S.p.A.	0.429

FCA Group Purchasing France S.a.r.l.	Trappes	France	7,700	EUR	100.00	FCA Group Purchasing S.r.l.	100.000
FCA Group Purchasing Poland Sp. z o.o.	Bielsko-Biala	Poland	300,000	PLN	100.00	FCA Group Purchasing S.r.l.	100.000
FCA Group Purchasing S.r.l.	Turin	Italy	600,000	EUR	100.00	FCA Partecipazioni S.p.A.	100.000
FCA Information Technology, Excellence and Methods S.p.A.	Turin	Italy	500,000	EUR	100.00	FCA Services S.p.A.	99.000
						FCA Italy S.p.A.	1.000
FCA North America Holdings LLC	Wilmington	U.S.A.	—	USD	100.00	Fiat Chrysler Automobiles N.V.	100.000
FCA Partecipazioni S.p.A.	Turin	Italy	50,000,000	EUR	100.00	FCA Italy S.p.A.	100.000
FCA Services Belgium N.V.	Bruges	Belgium	62,000	EUR	100.00	FCA Services S.p.A.	99.960
						Servizi e Attività Doganali per l'Industria S.p.A.	0.040
FCA Services d.o.o. Kragujevac	Kragujevac	Serbia	15,047,880	RSD	100.00	FCA Services S.p.A.	100.000
FCA Services Germany GmbH	Ulm	Germany	200,000	EUR	100.00	FCA Services S.p.A.	100.000
FCA Services Hispano-Lusa S.A.	Madrid	Spain	2,797,054	EUR	100.00	FCA Services S.p.A.	100.000
FCA Services Polska Sp. z o.o.	Bielsko-Biala	Poland	3,600,000	PLN	100.00	FCA Services S.p.A.	100.000
FCA Services S.p.A.	Turin	Italy	3,600,000	EUR	100.00	FCA Partecipazioni S.p.A.	100.000
FCA Services Support Mexico S.A. de C.V.	Mexico City	Mexico	100	MXN	100.00	FCA Services S.p.A.	99.000
						Servizi e Attività Doganali per l'Industria S.p.A.	1.000
FCA Services U.S.A., Inc.	Wilmington	U.S.A.	500,000	USD	100.00	FCA Services S.p.A.	100.000
FCA Servizi per l'Industria S.c.p.A.	Turin	Italy	1,652,669	EUR	88.92	FCA Italy S.p.A.	51.000
						FCA Partecipazioni S.p.A.	11.500
						Fiat Chrysler Automobiles N.V.	5.000
						Teksid S.p.A.	2.000
						Abarth & C. S.p.A.	1.500
						C.R.F. Società Consortile per Azioni	1.500
						Comau S.p.A.	1.500
						FCA Group Marketing S.p.A.	1.500

						FCA Information Technology, Excellence and Methods S.p.A.	1.500
						FCA Services S.p.A.	1.500
						Fiat Chrysler Finance S.p.A.	1.500
						Fidis S.p.A.	1.500
						Italiana Editrice S.p.A.	1.500
						Magneti Marelli S.p.A.	1.500
						Maserati S.p.A.	1.500
						Orione-Società Industriale per la Sicurezza e la Vigilanza Consortile per Azioni	1.500
						SIRIO - Sicurezza Industriale Società consortile per azioni	1.500
						Deposito Avogadro S.p.A.	0.500
Fiat Chrysler Automobiles Services UK Limited	Basildon	United Kingdom	18,750,000	GBP	100.00	FCA Partecipazioni S.p.A.	100.000
Fiat Chrysler Financas Brasil Ltda.	Nova Lima	Brazil	2,469,701	BRL	100.00	Fiat Chrysler Finance S.p.A.	99.994
						FCA Fiat Chrysler Participacoes Brasil Limitada	0.006
Fiat Chrysler Finance Canada Ltd.	Calgary	Canada	10,099,885	CAD	100.00	Fiat Chrysler Finance Europe S.A.	100.000
Fiat Chrysler Finance et Services S.A.	Trappes	France	3,700,000	EUR	100.00	FCA Services S.p.A.	99.997
Fiat Chrysler Finance Europe S.A.	Luxembourg	Luxembourg	251,494,000	EUR	100.00	Fiat Chrysler Finance S.p.A.	60.003
						Fiat Chrysler Automobiles N.V.	39.997
Fiat Chrysler Finance North America Inc.	Wilmington	U.S.A.	190,090,010	USD	100.00	Fiat Chrysler Finance Europe S.A.	100.000
Fiat Chrysler Finance S.p.A.	Turin	Italy	224,440,000	EUR	100.00	Fiat Chrysler Automobiles N.V.	100.000
Fiat Chrysler Polska Sp. z o.o.	Warsaw	Poland	25,500,000	PLN	100.00	FCA Partecipazioni S.p.A.	100.000
Fiat Chrysler Rimaco SA	Lugano	Switzerland	350,000	CHF	100.00	FCA Partecipazioni S.p.A.	100.000
Fiat Chrysler Risk Management S.p.A.	Turin	Italy	120,000	EUR	100.00	FCA Partecipazioni S.p.A.	100.000
Fiat Chrysler UK LLP	London	United Kingdom	7,800,250,001	USD	100.00	Fiat Chrysler Automobiles N.V.	99.997

						Maserati North America Inc.	0.003
Fiat U.S.A. Inc.	New York	U.S.A.	16,830,000	USD	100.00	Fiat Chrysler Automobiles N.V.	100.000
Italiana Editrice S.p.A.(*)	Turin	Italy	7,500,000	EUR	77.00	Fiat Chrysler Automobiles N.V.	77.000
Neptunia Assicurazioni Marittime S.A.	Lugano	Switzerland	10,000,000	CHF	100.00	Fiat Chrysler Rimaco SA	100.000
New Business 30 S.r.l.	Turin	Italy	100,000	EUR	100.00	FCA Partecipazioni S.p.A.	100.000
Nexta Srl (*)	Turin	Italy	50,000	EUR	77.00	Italiana Editrice S.p.A.	100.000
Publikompass S.p.A. (*)	Turin	Italy	3,068,000	EUR	77.00	Italiana Editrice S.p.A.	100.000
Sadi Polska-Agencja Celna Sp. z o.o.	Bielsko-Biala	Poland	500,000	PLN	100.00	Servizi e Attività Doganali per l'Industria S.p.A.	100.000
Servizi e Attività Doganali per l'Industria S.p.A.	Turin	Italy	520,000	EUR	100.00	FCA Services S.p.A.	100.000
SIRIO - Sicurezza Industriale Società consortile per azioni	Turin	Italy	120,000	EUR	86.71	FCA Partecipazioni S.p.A.	58.978
						FCA Italy S.p.A.	16.600
						Magneti Marelli S.p.A.	1.841
						FCA ITALY HOLDINGS S.p.A.	1.314
						FCA Melfi S.r.l.	0.833
						C.R.F. Società Consortile per Azioni	0.768
						Fiat Chrysler Automobiles N.V.	0.751
						Comau S.p.A.	0.729
						Teksid S.p.A.	0.664
						FCA Services S.p.A.	0.593
						Sistemi Sospensioni S.p.A.	0.551
						Teksid Aluminum S.r.l.	0.540
						FCA Servizi per l'Industria S.c.p.A.	0.481
						Fiat Chrysler Finance S.p.A.	0.406
						Fidis S.p.A.	0.325
						Italiana Editrice S.p.A.	0.273
						Automotive Lighting Italia S.p.A.	0.255
						FCA Group Marketing S.p.A.	0.103

						FCA Group Purchasing S.r.l.	0.103
						FCA Real Estate Services S.p.A.	0.103
						Servizi e Attività Doganali per l'Industria S.p.A.	0.103
						Plastic Components and Modules Automotive S.p.A.	0.087
						FCA Center Italia S.p.A.	0.045
						Abarth & C. S.p.A.	0.039
						Fiat Chrysler Risk Management S.p.A.	0.039
						Maserati S.p.A.	0.039
						Orione-Società Industriale per la Sicurezza e la Vigilanza Consortile per Azioni	0.039
						Sisport S.p.A. - Società sportiva dilettantistica	0.039
						Magneti Marelli After Market Parts and Services S.p.A.	0.037
						Deposito Avogadro S.p.A.	0.022
						Easy Drive S.r.l.	0.022
						FCA Customer Services Centre S.r.l.	0.022
						FCA Fleet & Tenders S.R.L.	0.022
						FCA Information Technology, Excellence and Methods S.p.A.	0.022
						i-FAST Automotive Logistics S.r.l.	0.020
						i-FAST Container Logistics S.p.A.	0.020
Sisport S.p.A. - Società sportiva dilettantistica	Turin	Italy	889,049	EUR	100.00	FCA Partecipazioni S.p.A.	100.000
Joint arrangements

Mass-Market Vehicles
APAC
Fiat India Automobiles Private Limited	Ranjangaon	India	24,451,596,600	INR	50.00	FCA Italy S.p.A.	50.000
EMEA
Società Europea Veicoli Leggeri-Sevel S.p.A.	Atessa	Italy	68,640,000	EUR	50.00	FCA Italy S.p.A.	50.000

Jointly-controlled entities accounted for using the equity method
Mass-Market Vehicles
NAFTA
United States Council for Automotive Research LLC	Southfield	U.S.A.	100	USD	33.33	FCA US LLC	33.330
APAC
GAC FIAT Chrysler Automobiles Co. Ltd.	Changsha	People's Rep.of China	6,000,000,000	CNY	50.00	Fiat Chrysler Automobiles N.V.	21.667
						FCA Asia Pacific Investment Co. Ltd.	18.333
						FCA Italy S.p.A.	10.000
GAC FIAT CHRYSLER AUTOMOBILES SALES CO. Ltd.	Changsha	People's Rep.of China	200,000,000	CNY	50.00	GAC FIAT Chrysler Automobiles Co. Ltd.	100.000
EMEA
FCA BANK S.p.A.	Turin	Italy	700,000,000	EUR	50.00	FCA Italy S.p.A.	50.000
FCA AUTOMOTIVE SERVICES UK LTD.	Slough Berkshire	United Kingdom	50,250,000	GBP	50.00	FCA BANK S.p.A.	100.000
FCA Bank Deutschland G.m.b.H.	Heilbronn	Germany	39,600,000	EUR	50.00	FCA BANK S.p.A.	100
FCA Bank G.m.b.H.	Vienna	Austria	5,000,000	EUR	50.00	FCA BANK S.p.A.	50.000
						Fidis S.p.A.	25.000
FCA CAPITAL BELGIUM S.A.	Auderghem	Belgium	3,718,500	EUR	50.00	FCA BANK S.p.A.	99.999
FCA CAPITAL DANMARK A/S	Glostrup	Denmark	14,154,000	DKK	50.00	FCA BANK S.p.A.	100.000
FCA CAPITAL ESPANA E.F.C. S.A.	Alcalá De Henares	Spain	26,671,557	EUR	50.00	FCA BANK S.p.A.	100.000
FCA CAPITAL FRANCE S.A.	Trappes	France	11,360,000	EUR	50.00	FCA BANK S.p.A.	99.999
FCA CAPITAL HELLAS S.A.	Argyroupoli	Greece	1,200,000	EUR	50.00	FCA BANK S.p.A.	100.000
FCA CAPITAL IRELAND Public Limited Company	Dublin	Ireland	132,562	EUR	50.00	FCA BANK S.p.A.	100.000
FCA Capital Nederland B.V.	Lijnden	Netherlands	3,085,800	EUR	50.00	FCA BANK S.p.A.	100.000
FCA CAPITAL NORGE AS	Fornebu	Norway	100,800	NOK	50.00	FCA CAPITAL DANMARK A/S	100.000

FCA CAPITAL PORTUGAL INSTITUIÇÃO FINANCIERA DE CRÉDITO SA	Porto Salvo	Portugal	10,000,000	EUR	50.00	FCA BANK S.p.A.	100.000
FCA CAPITAL RE Designated Activity Company	Dublin	Ireland	1,000,000	EUR	50.00	FCA BANK S.p.A.	100.000
FCA Capital Suisse S.A.	Schlieren	Switzerland	24,100,000	CHF	50.00	FCA BANK S.p.A.	100.000
FCA CAPITAL SVERIGE AB	Kista	Sweden	50,000	SEK	50.00	FCA CAPITAL DANMARK A/S	100.000
FCA DEALER SERVICES ESPANA S.A.	Alcalá De Henares	Spain	25,145,299	EUR	50.00	FCA BANK S.p.A.	100.000
FCA DEALER SERVICES PORTUGAL S.A.	Porto Salvo	Portugal	500,300	EUR	50.00	FCA BANK S.p.A.	100.000
FCA DEALER SERVICES UK LTD.	Slough Berkshire	United Kingdom	20,500,000	GBP	50.00	FCA BANK S.p.A.	100.000
FCA FLEET SERVICES FRANCE S.A.S.	Trappes	France	3,000,000	EUR	50.00	FCA BANK S.p.A.	100.000
FCA FLEET SERVICES UK LTD.	Slough Berkshire	United Kingdom	19,000,000	GBP	50.00	FCA BANK S.p.A.	100.000
FCA INSURANCE HELLAS S.A.	Argyroupoli	Greece	60,000	EUR	49.99	FCA CAPITAL HELLAS S.A.	99.975
FCA LEASING FRANCE SNC	Trappes	France	8,954,581	EUR	50.00	FCA CAPITAL FRANCE S.A.	99.998
FCA Leasing GmbH	Vienna	Austria	40,000	EUR	50.00	FCA BANK S.p.A.	100.000
FCA Leasing Polska Sp. z o.o.	Warsaw	Poland	24,384,000	PLN	50.00	FCA BANK S.p.A.	100.000
FCA-Group Bank Polska S.A.	Warsaw	Poland	125,000,000	PLN	50.00	FCA BANK S.p.A.	100.000
Ferrari Financial Services GMBH	Pullach i. Isartal	Germany	1,777,600	EUR	25.00	FCA BANK S.p.A.	50.000
Leasys S.p.A.	Turin	Italy	77,979,400	EUR	50.00	FCA BANK S.p.A.	100.000
FER MAS Oto Ticaret A.S.	Istanbul	Turkey	5,500,000	TRY	37.64	Tofas-Turk Otomobil Fabrikasi A.S.	99.418
Koc Fiat Kredi Tuketici Finansmani A.S.	Istanbul	Turkey	30,000,000	TRY	37.86	Tofas-Turk Otomobil Fabrikasi A.S.	100.000
Tofas-Turk Otomobil Fabrikasi A.S.	Levent	Turkey	500,000,000	TRY	37.86	FCA Italy S.p.A.	37.856
Components
Magneti Marelli
Hubei Huazhoung Magneti Marelli Automotive Lighting Co. Ltd	Hubei Province	People's Rep.of China	138,846,000	CNY	50.00	Automotive Lighting Reutlingen GmbH	50.000
Magneti Marelli Motherson Auto System Private Limited	New Delhi	India	1,500,000,000	INR	50.00	Magneti Marelli S.p.A.	37.333	—
						Magneti Marelli Motherson India Holding B.V.	25.333	100.000
Magneti Marelli Motherson India Holding B.V.	Lijnden	Netherlands	2,040,000	EUR	50.00	Magneti Marelli S.p.A.	50.000

Magneti Marelli Motherson Shock Absorbers (India) Private Limited	Pune	India	2,169,000,000	INR	50.00	Magneti Marelli S.p.A.	50.000
Magneti Marelli SKH Exhaust Systems Private Limited	Gurugram	India	274,190,000	INR	50.00	Magneti Marelli S.p.A.	50.000
Magneti Marelli Talbros Chassis Systems Pvt. Ltd.	Faridabad	India	235,600,000	INR	50.00	Sistemi Sospensioni S.p.A.	50.000
SAIC MAGNETI MARELLI Powertrain Co. Ltd	Shanghai	People's Rep.of China	23,000,000	EUR	50.00	Magneti Marelli S.p.A.	50.000
SKH Magneti Marelli Exhaust Systems Private Limited	Gurugram	India	95,450,000	INR	46.62	Magneti Marelli S.p.A.	46.621	50.000
Zhejiang Wanxiang Magneti Marelli Shock Absorbers Co. Ltd.	Zhenjiang-Jangsu	People's Rep.of China	100,000,000	CNY	50.00	Magneti Marelli S.p.A.	50.000
Teksid
Hua Dong Teksid Automotive Foundry Co. Ltd.	Zhenjiang-Jangsu	People's Rep.of China	385,363,500	CNY	50.00	Teksid S.p.A.	50.000
Subsidiaries accounted for using the equity method
Mass-Market Vehicles
NAFTA
Superstition Springs MID LLC	Wilmington	U.S.A.	3,000,000	USD	100.00	FCA MID LLC	100.000
EMEA
AC Austro Car Handelsgesellschaft m.b.h. & Co. OHG	Vienna	Austria	—	EUR	100.00	FCA AUSTRO CAR GmbH	100.000
ALFA ROMEO LLC.	Auburn Hills	U.S.A.	—	USD	100.00	FCA North America Holdings LLC	100.000
Chrysler Danmark ApS in liquidation	Glostrup	Denmark	1,000,000	EUR	100.00	CG EU NSC LIMITED	100.000
Chrysler France S.A.S.	Trappes	France	460,000	EUR	100.00	CG EU NSC LIMITED	100.000
Chrysler Jeep Ticaret A.S.	Istanbul	Turkey	5,357,000	TRY	100.00	CG EU NSC LIMITED	99.960
						FCA US LLC	0.040
Chrysler Polska Sp.z o.o.	Warsaw	Poland	30,356,000	PLN	100.00	CG EU NSC LIMITED	100.000
Fiat Automobiles S.p.A.	Turin	Italy	120,000	EUR	100.00	FCA Italy S.p.A.	100.000
FIAT CHRYSLER AUTOMOBILES CR s.r.o.	Prague	Czech Republic	1,000,000	CZK	100.00	FCA Italy S.p.A.	100.000
FIAT CHRYSLER AUTOMOBILES SR s.r.o.	Bratislava	Slovak Republic	33,194	EUR	100.00	FCA Italy S.p.A.	100.000
Fiat Professional S.p.A.	Turin	Italy	120,000	EUR	100.00	FCA Italy S.p.A.	100.000
GESTIN POLSKA Sp. z o.o.	Bielsko-Biala	Poland	500,000	PLN	100.00	FCA POLAND Spólka Akcyjna	100.000

Italcar SA	Casablanca	Morocco	4,000,000	MAD	99.85	Fiat Chrysler Automobiles Morocco S.A.	99.900
Lancia Automobiles S.p.A.	Turin	Italy	120,000	EUR	100.00	FCA Italy S.p.A.	100.000
NEW BUSINESS 37 S.p.A.	Turin	Italy	200,000	EUR	100.00	FCA Real Estate Services S.p.A.	100.000
Sirio Polska Sp. z o.o.	Bielsko-Biala	Poland	1,350,000	PLN	100.00	FCA POLAND Spólka Akcyjna	100.000
Components
Magneti Marelli
Cofap Fabricadora de Pecas Ltda	Santo Andre	Brazil	75,720,716	BRL	68.34	Magneti Marelli do Brasil Industria e Comercio Ltda	68.350
Comau
COMAU (THAILAND) CO. LTD	Bangkok	Thailand	10,000,000	THB	100.00	Comau S.p.A.	99.997
COMAU Czech s.r.o.	Ostrava	Czech Republic	5,400,000	CZK	100.00	Comau S.p.A.	100.000
Comau Robot ve Sistemleri A.S	Bursa	Turkey	1,210,000	TRY	100.00	Comau S.p.A.	100.000
Other Activities:Holding companies and Other companies
Fiat (Beijing) Business Co., Ltd.	Beijing	People's Rep.of China	3,000,000	USD	100.00	FCA Partecipazioni S.p.A.	100.000
Fiat Chrysler Rimaco Argentina S.A.	Buenos Aires	Argentina	150,000	ARS	99.96	Fiat Chrysler Rimaco SA	99.960
Subsidiaries valued at cost
Mass-Market Vehicles
NAFTA
FCA Co-Issuer Inc.	Wilmington	U.S.A.	100	USD	100.00	FCA US LLC	100.000
FCA DUTCH OPERATING LLC	Wilmington	U.S.A.	—	USD	100.00	CNI CV	100.000
FCA Foundation	Bingham Farms	U.S.A.	—	USD	100.00	FCA US LLC	100.000
FCA INTERMEDIATE MEXICO LLC	Wilmington	U.S.A.	1	USD	100.00	Chrysler Mexico Investment Holdings Cooperatie U.A.	100.000
Fundacion Chrysler, I.A.P.	Santa Fe	Mexico	—	MXN	100.00	FCA Mexico, S.A. de C.V.	100.000
FUNDACION FCA, A.C.	Mexico	Mexico	2	MXN	100.00	FCA Mexico, S.A. de C.V.	50.000
						FCA MINORITY LLC	50.000
EMEA

Associazione Tecnica dell`Automobile Consulting & Solutions s.r.l. in liquidation	Orbassano	Italy	49,000	EUR	100.00	FCA ITALY HOLDINGS S.p.A.	100.000
Banbury Road Motors Limited	Guildford	United Kingdom	100	GBP	100.00	FIAT CHRYSLER AUTOMOBILES UK Ltd	100.000
Chrysler Netherlands Holding Cooperatie U.A.	Amsterdam	Netherlands	—	EUR	100.00	CNI CV	99.000
						FCA DUTCH OPERATING LLC	1.000
Chrysler UK Pension Trustees Limited	Slough Berkshire	United Kingdom	1	GBP	100.00	Chrysler UK Limited	100.000
CNI CV	Amsterdam	Netherlands	—	EUR	100.00	FCA US LLC	99.000
						FCA MINORITY LLC	1.000
CODEFIS Società consortile per azioni	Turin	Italy	120,000	EUR	51.00	FCA Italy S.p.A.	51.000
Consorzio ATA - FORMAZIONE	Pomigliano d'Arco	Italy	18,319	EUR	100.00	C.R.F. Società Consortile per Azioni	90.998
						FCA Real Estate Services S.p.A.	9.002
CONSORZIO FCA CNHI ENERGY	Turin	Italy	7,000	EUR	57.14	Comau S.p.A.	14.286
						FCA Italy S.p.A.	14.286
						Plastic Components and Modules Automotive S.p.A.	14.286
						Teksid S.p.A.	14.286
Consorzio Servizi Balocco	Turin	Italy	10,100	EUR	86.11	FCA Italy S.p.A.	80.663
						Maserati S.p.A.	2.901
						Abarth & C. S.p.A.	1.554
						FCA Real Estate Services S.p.A.	0.990
FAS FREE ZONE Ltd. Kragujevac	Kragujevac	Serbia	2,281,603	RSD	66.67	FCA SERBIA DOO KRAGUJEVAC	100.000
FCA Russia S.r.l.	Turin	Italy	1,682,028	EUR	100.00	FCA Italy S.p.A.	100.000

Fiat Motor Sales Ltd	Slough Berkshire	United Kingdom	1,500,000	GBP	100.00	FIAT CHRYSLER AUTOMOBILES UK Ltd	100.000
OOO "CABEKO"	Nizhniy Novgorod	Russia	181,869,062	RUB	100.00	FCA Russia S.r.l.	99.591
						FCA Italy S.p.A.	0.409
VM North America Inc.	Auburn Hills	U.S.A.	1,000	USD	100.00	FCA Italy S.p.A.	100.000
Components
Magneti Marelli
ABC BETIM INDUSTRIA E COMERCIO LTDA	Betim	Brazil	1,000	BRL	99.99	Magneti Marelli Componentes Plasticos Ltda	99.900
						Magneti Marelli Sistemas Automotivos Industria e Comercio Ltda	0.100
SBH EXTRUSAO DO BRASIL LTDA.	Betim	Brazil	15,478,371	BRL	99.99	Plastic Components and Modules Automotive S.p.A.	100.000
Comau
Comau Do Brasil Facilities Ltda.	Santo Andre	Brazil	10,000,000	BRL	100.00	Comau do Brasil Industria e Comercio Ltda.	100.000
Consorzio Fermag in liquidation	Bareggio	Italy	144,608	EUR	68.00	Comau S.p.A.	68.000
Other Activities:Holding companies and Other companies
FCA Newco LLC	Wilmington	U.S.A.	1	USD	100.00	Maserati North America Inc.	100.000
Fiat Chrysler Finance Netherlands B.V.	Amsterdam	Netherlands	1	EUR	100.00	Fiat Chrysler Automobiles N.V.	100.000
Fiat Chrysler Rimaco Brasil Corretagens de Seguros Ltda.	Belo Horizonte	Brazil	365,525	BRL	100.00	Fiat Chrysler Rimaco SA	99.998
Fiat Common Investment Fund Limited	London	United Kingdom	2	GBP	100.00	Fiat Chrysler Automobiles Services UK Limited	100.000
Fiat Oriente S.A.E. in liquidation	Cairo	Egypt	50,000	EGP	100.00	FCA Partecipazioni S.p.A.	100.000
Fiat Partecipazioni India Private Limited	New Delhi	India	28,605,400	INR	100.00	FCA Partecipazioni S.p.A.	99.825
						FCA Group Purchasing S.r.l.	0.175
Isvor Fiat India Private Ltd. in liquidation	New Delhi	India	1,750,000	INR	100.00	FCA Partecipazioni S.p.A.	100.000

New Business 29 S.c.r.l.	Turin	Italy	50,000	EUR	100.00	FCA Partecipazioni S.p.A.	80.000
						Fiat Chrysler Automobiles N.V.	20.000
New Business 31 S.p.A.	Turin	Italy	120,000	EUR	100.00	FCA Partecipazioni S.p.A.	100.000
New Business 35 s.r.l.	Turin	Italy	50,000	EUR	100.00	FCA Partecipazioni S.p.A.	100.000
New Business 36 s.r.l.	Turin	Italy	50,000	EUR	100.00	FCA Partecipazioni S.p.A.	100.000
Orione-Società Industriale per la Sicurezza e la Vigilanza Consortile per Azioni	Turin	Italy	120,000	EUR	97.46	FCA Partecipazioni S.p.A.	76.722
						Fiat Chrysler Automobiles N.V.	18.003
						FCA Italy S.p.A.	0.439
						Italiana Editrice S.p.A.	0.439
						Comau S.p.A.	0.220
						FCA Group Marketing S.p.A.	0.220
						FCA ITALY HOLDINGS S.p.A.	0.220
						FCA Services S.p.A.	0.220
						FCA Servizi per l'Industria S.c.p.A.	0.220
						Fiat Chrysler Finance S.p.A.	0.220
						Magneti Marelli S.p.A.	0.220
						Sisport S.p.A. - Società sportiva dilettantistica	0.220
						Teksid S.p.A.	0.220
Associated companies accounted for using the equity method
Mass-Market Vehicles
APAC
Hangzhou IVECO Automobile Transmission Technology Co., Ltd.	Hangzhou	People's Rep.of China	795,000,000	CNY	50.00	FCA Partecipazioni S.p.A.	50.000

EMEA
Arab American Vehicles Company S.A.E.	Cairo	Egypt	6,000,000	USD	49.00	FCA US LLC	49.000
Components
Magneti Marelli
HMC MM Auto Ltd	New Delhi	India	344,500,000	INR	40.00	Magneti Marelli S.p.A.	40.000
Other Activities:Holding companies and Other companies
Iveco-Motor Sich, Inc.	Zaporozhye	Ukraine	26,568,000	UAH	38.62	FCA Partecipazioni S.p.A.	38.618
Otoyol Sanayi A.S. in liquidation	Samandira-Kartal/Istanbul	Turkey	52,674,386	TRY	27.00	FCA Partecipazioni S.p.A.	27.000
Associated companies valued at cost
Mass-Market Vehicles
EMEA
Consorzio per la Reindustrializzazione Area di Arese S.r.l. in liquidation	Arese	Italy	20,000	EUR	30.00	FCA Italy S.p.A.	30.000
Innovazione Automotive e Metalmeccanica Scrl	Santa Maria Imbaro	Italy	115,000	EUR	23.75	FCA Italy S.p.A.	15.077
						C.R.F. Società Consortile per Azioni	8.465
						Sistemi Sospensioni S.p.A.	0.211
Tecnologie per il Calcolo Numerico-Centro Superiore di Formazione S.c. a r.l.	Trento	Italy	100,000	EUR	25.00	C.R.F. Società Consortile per Azioni	25.000
Turin Auto Private Ltd. in liquidation	Mumbai	India	43,300,200	INR	50.00	FCA ITALY HOLDINGS S.p.A.	50.000
Components
Magneti Marelli
Bari Servizi Industriali S.c.r.l.	Modugno	Italy	24,000	EUR	25.00	Magneti Marelli S.p.A.	25.000
DTR VMS Italy S.r.l.	Passirano	Italy	1,000,000	EUR	40.00	Magneti Marelli S.p.A.	40.000
Mars Seal Private Limited	Mumbai	India	400,000	INR	24.00	Magneti Marelli France S.a.s.	24.000
Matay Otomotiv Yan Sanay Ve Ticaret A.S.	Bursa	Turkey	3,800,000	TRY	28.00	Magneti Marelli S.p.A.	28.000
Other Activities:Holding companies and Other companies
ANFIA Automotive S.c.r.l.	Turin	Italy	20,000	EUR	20.00	C.R.F. Società Consortile per Azioni	5.000

						FCA Information Technology, Excellence and Methods S.p.A.	5.000
						FCA Italy S.p.A.	5.000
						Magneti Marelli S.p.A.	5.000
Auto Componentistica Mezzogiorno - A.C.M. Melfi Società Consortile a responsabilità limitata	Turin	Italy	40,000	EUR	35.25	FCA Melfi S.r.l.	23.500
						Sistemi Sospensioni S.p.A.	11.750
FMA-Consultoria e Negocios Ltda	São Paulo	Brazil	1	BRL	50.00	FCA Fiat Chrysler Participacoes Brasil Limitada	50.000
Liguria Press Srl (*)	Genoa	Italy	240,000	EUR	15.40	Italiana Editrice S.p.A.	20.000
Maxus MC2 S.p.A.	Turin	Italy	219,756	EUR	20.00	FCA Partecipazioni S.p.A.	20.000
Parco Industriale di Chivasso Società Consortile a responsabilità limitata	Chivasso	Italy	10,000	EUR	25.80	FCA Partecipazioni S.p.A.	25.800
Talent Garden Fondazione Agnelli S.r.l.	Turin	Italy	40,000	EUR	30.00	FCA Partecipazioni S.p.A.	30.000
To-dis S.r.l. (*)	Milan	Italy	510,000	EUR	34.65	Italiana Editrice S.p.A.	45.000
(*) Asset held for sale

Independent auditor’s report
To: the shareholders and the audit committee of Fiat Chrysler Automobiles N.V.
Report on the audit of the financial statements 2016 included in the annual report
Our opinion
We have audited the financial statements 2016 of Fiat Chrysler Automobiles N.V. (the Company), incorporated in Amsterdam, the Netherlands. The financial statements include the consolidated financial statements and the company financial statements (collectively referred to as the Financial statements).

In our opinion:

•
The accompanying consolidated financial statements give a true and fair view of the financial position of Fiat Chrysler Automobiles N.V. as at December 31, 2016 and of its result and its cash flows for 2016 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code

•
The accompanying company financial statements give a true and fair view of the financial position of Fiat Chrysler Automobiles N.V. as at December 31, 2016 and of its result for 2016 in accordance with Part 9 of Book 2 of the Dutch Civil Code

The consolidated financial statements comprise:

•	The consolidated statement of financial position as at December 31, 2016

•	The following statements for 2016: consolidated income statement, the consolidated statements of comprehensive income, cash flows and changes in equity

•	The notes comprising a summary of the significant accounting policies and other explanatory information

The company financial statements comprise:

•	The company balance sheet as at December 31, 2016

•	The company income statement for 2016

•	The notes comprising a summary of the accounting policies and other explanatory information
Basis for our opinion
We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the Our responsibilities for the audit of the financial statements section of our report.

We are independent of Fiat Chrysler Automobiles N.V. in accordance with the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics).

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Materiality

Materiality	€400 million
Benchmark applied	Approximately 0,5% of Revenues
Explanation
The materiality is based on approximately 0,5% of the consolidated revenues. Based on perspectives and expectations of the users of the financial statements in the context of our understanding of the entity and the environment in which it operates we determined the materiality for the financial statements as a whole at €400 million. Materiality is based on revenues, as we consider Fiat Chrysler Automobiles N.V. is operating near breakeven and therefore an earnings based measure is not an appropriate basis to determine our materiality.

We have also taken into account misstatements and/or possible misstatements that in our opinion are material to the users of the financial statements for qualitative reasons.

We agreed with the audit committee that misstatements in excess of €20 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.
Scope of the group audit
Fiat Chrysler Automobiles N.V. is the parent of a group of entities. The financial information of this group is included in the consolidated financial statements of Fiat Chrysler Automobiles N.V. The company is organized along six reportable segments, being NAFTA, EMEA, LATAM, APAC, Maserati and Components, along with certain other corporate functions which are not included within the reportable segments.

Our group audit mainly focused on significant group entities. Group entities are considered significant components either because of their individual financial significance or because they are likely to include significant risks of material misstatement due to their specific nature or circumstances. All such significant group entities (comprising 138 entities) were included in the scope of our group audit.

In establishing the overall approach to the audit, we determined the type of work that is needed to be done by us, as group auditors, or by component auditors from Ernst & Young Global member firms and operating under our instructions.

Accordingly, we identified five of Fiat Chrysler Automobiles N.V.’s group entities, which, in our view, required an audit of their complete financial information, either due to their overall size or their risk characteristics. Specific scope audit procedures on certain balances and transactions were performed on nineteen entities. Other procedures are performed on a further 114 entities.

In total these procedures represent 86% of the group’s total assets and 85% of revenue.

Location percentage of coverage:

By performing the procedures mentioned above at group entities, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion about the consolidated financial statements.

Our key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements. We have communicated the key audit matters to the audit committee. The key audit matters are not a comprehensive reflection of all matters discussed.

These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Risk	Our audit response
Valuation of goodwill and other non-current assets with indefinite useful lives
At December 31, 2016 the recorded amount of goodwill and other intangible assets with indefinite useful lives was €15,222 million; the majority of these assets relate to the NAFTA segment.

Goodwill and intangible assets with indefinite useful lives are allocated to operating segments or to Cash Generating Units (CGU) within the operating segments, which represent the lowest level within the Group at which goodwill is monitored for internal management purposes in accordance with IAS 36.

Impairment tests are performed by management annually, or more frequently if impairment indicators are present, by comparing the carrying amount and the recoverable amount of the CGU to which non-current assets are allocated. The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the fair value, the post-tax estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

The assumptions used in the impairment test represent management’s best estimate for the period under consideration.

Considering the level of complexity of the assumptions used in estimating the recoverable amount we have determined that this area constitutes a significant risk.

The company disclosed the nature and value of the assumptions used in the impairment analyses in note 9.

We designed our audit procedures to be responsive to this risk. We obtained an understanding of the impairment assessment processes and evaluated the design and tested the effectiveness of controls in this area relevant to our audit. Our focus included evaluating the work of the management specialists used for the valuation, evaluating and testing key assumptions used in the valuation including projected future income and earnings, performing sensitivity analyses, and testing the allocation of the assets, liabilities, revenues and expenses.

The forecasted cash-flows are an important input for the assessment of the recoverability. We have reconciled these forecasts for the cash generating units to the Group’s 2014-2018 business plan, which was updated to reflect current expectations regarding economic conditions and market trends as well as to extend the discrete projections beyond 2018 to 2020. We also assessed the forecasting quality by comparing forecasts as included in tests prepared in prior years to the actuals.

Together with the help of our valuation experts, we performed independent calculations to validate the sensitivity analysis as referred to in note 2 of the Consolidated Financial Statements.

Finally, we reviewed the adequacy of the disclosures made by the company in this area.

Risk	Our audit response
Income taxes-recoverability of deferred tax assets
At December 31, 2016, the Group had deferred tax assets on deductible temporary differences of €9,608 million which were recognized and €551 million which were not recognized. At the same date the Group also had deferred tax assets on tax losses carried forward of €1,247 million which were recognized and €3,197 million which were not recognized. The analysis of the recognition and recoverability of the deferred tax assets was significant to our audit because the amounts are material, the assessment process is complex and judgmental and is based on assumptions that are affected by expected future market or economic conditions, especially as it relates to future performance in Latin America and the Eurozone.

The disclosures in relation to income taxes are included in note 7.

We obtained an understanding of the income taxes process, and evaluated the design and tested the effectiveness of controls in this area relevant to our audit. We performed substantive audit procedures on the recognition of deferred tax balances based on different local tax regulations, and on the analysis of the recoverability of the deferred tax assets. We have evaluated the company’s assumptions and estimates in relation to the likelihood of generating sufficient future taxable income based on most recent budgets and plans, prepared by management by using the same criteria described for testing the impairment of assets and goodwill, principally by performing sensitivity analyses and evaluating and testing the key assumptions used to determine the amounts recognized.

We have involved EY tax specialists to support us in these procedures.

Finally, we reviewed the adequacy of the disclosures made by the company in this area.

Risk	Our audit response
Provisions for product warranties and recall campaigns
At December 31, 2016 the provisions for product warranties and recall campaigns amounted to €7,542 million.

The company establishes provisions for product warranty obligations, including the estimated cost of service and recall actions, when the related sale is recognized or, for the recall campaigns not in NAFTA, at the time when they are probable and reasonably estimable, which typically occurs once it is determined a specific recall campaign is needed and announced. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the vehicles. Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, especially related to the NAFTA region’s warranty and campaign provisions, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action that may result in adjustments to the established reserves. Costs associated with these actions are recorded in Cost of Revenues in the Consolidated Income Statements.

Due to the size and the uncertainty and potential volatility of these estimated future costs and other factors, such as new laws and regulations, changes in assumptions used could materially affect the result of the company’s operations.

The disclosures on warranty provisions are included in note 20.

We obtained an understanding of the warranty process, evaluated the design of, and performed tests of controls in this area. Our focus included evaluating the appropriateness of the Group’s methodology, evaluating and testing the basis for the assumptions developed and used in the determination of the warranty provisions, performing sensitivity analyses to evaluate the judgments made by management, and testing the validity of the data used in the calculations.

Finally, we reviewed the adequacy of the disclosures made by the company in this area.

Report on other information included in the annual report
In addition to the financial statements and our auditor’s report thereon, the annual report contains other information that consists of:

•	The board report

•	Other information pursuant to Part 9 of Book 2 of the Dutch Civil Code

Based on the following procedures performed, we conclude that the other information:

•	Is consistent with the financial statements and does not contain material misstatements

•	Contains the information as required by Part 9 of Book 2 of the Dutch Civil Code

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is less than the scope of those performed in our audit of the financial statements.

Management is responsible for the preparation of the other information, including the board report in accordance with Part 9 of Book 2 of the Dutch Civil Code and other information pursuant to Part 9 of Book 2 of the Dutch Civil Code.
Report on other legal and regulatory requirements
Engagement
We were initially engaged by the audit committee of Fiat Chrysler Automobiles N.V. on October 28, 2014 to perform the audit of its 2014 financial statements and have continued as its statutory auditor since then.
Description of responsibilities for the financial statements
Responsibilities of management and the audit committee for the financial statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code Furthermore, management is responsible for such internal control as management determines is necessary to enable the preparation of the financial Statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, management is responsible for assessing the company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, management should prepare the financial statements using the going concern basis of accounting unless management either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

The audit committee is responsible for overseeing the company’s financial reporting process.
Our responsibilities for the audit of the financial statements
Our objective is to plan and perform the audit assignment in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not have detected all material errors and fraud.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included e.g.:

•
Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control

•
Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control

•	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management

•
Concluding on the appropriateness of management’s use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events and/or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern

•	Evaluating the overall presentation, structure and content of the financial statements, including the disclosures

•	Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out for group entities. Decisive were the size and/or the risk profile of the group entities or operations. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or specific items.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit.

We provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the audit committee, we determine those matters that were of most significance in the audit of the financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Rotterdam, February 28, 2017

Ernst & Young Accountants LLP

/s/ P.W.J. Laan